As filed with the Securities and Exchange Commission on December 4, 2020.

Registration No. 333-250056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DoorDash, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	46-2852392
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

DoorDash, Inc.

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

(650) 487-3970

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tony Xu

Co-Founder and Chief Executive Officer

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

(650) 487-3970

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tony Jeffries Rezwan D. Pavri Lisa L. Stimmell Shannon R. Delahaye Lang Liu Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Keith D. Yandell Tia A. Sherringham Brian E. Brown Rob Moreno DoorDash, Inc. 303 2nd Street, South Tower, 8th Floor San Francisco, California 94107 (650) 487-3970	Heidi E. Mayon Julia R. White Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Shares to be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, par value $0.00001 per share	33,000,000	$95.00	$3,135,000,000	$342,029

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.
(2)	The registrant previously paid $306,026 of this amount in connection with a prior filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 4, 2020.

33,000,000 Shares

DoorDash, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of DoorDash, Inc.

We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible at any time into one share of Class A common stock. Shares of Class C common stock have no voting rights, except as otherwise required by law, and will convert into Class A common stock, on a share-for-share basis, following the conversion or exchange of all outstanding shares of Class B common stock into shares of Class A common stock and upon the date or time specified by the holders of a majority of the outstanding shares of Class A common stock voting as a separate class. Upon the completion of this offering, no shares of Class C common stock will be issued and outstanding.

Upon the completion of this offering, all shares of Class B common stock will be held by Tony Xu, Andy Fang, and Stanley Tang, or our Co-Founders, who are all current executives and directors. Upon completion of this offering, Messrs. Xu, Fang, and Tang will collectively hold approximately 69% of the voting power of our outstanding capital stock, which voting power may increase over time as Messrs. Xu, Fang, and Tang exercise or vest in equity awards outstanding at the time of the completion of this offering. If all such equity awards held by Messrs. Xu, Fang, and Tang had been exercised or vested and exchanged for shares of Class B common stock as of the date of the completion of this offering, Messrs. Xu, Fang, and Tang would collectively hold 79% of the voting power of our outstanding capital stock. Messrs. Xu, Fang, and Tang are expected to enter into a voting agreement whereby Mr. Xu has the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $90.00 and $95.00. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “DASH”.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to DoorDash, Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters do not have an option to purchase additional shares of Class A common stock from us at the initial offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York, on or about           , 2020.

Goldman Sachs & Co. LLC	J.P. Morgan

Barclays	Deutsche Bank Securities	RBC Capital Markets	UBS Investment Bank

Mizuho Securities	JMP Securities	Needham & Company	Oppenheimer & Co.	Piper Sandler	William Blair

Prospectus dated           , 2020

Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock, and the distribution of this prospectus outside the United States.

DoorDash

OUR MISSION

To grow and empower local economies.

18 million+
CONSUMERS
390,000+
MERCHANTS
1 million+
DASHERS
#1
US CATEGORY SHARE*
All figures as of September 30, 2020 unless otherwise specified
*Source: Edison Trends, based on total sales, as of October 31, 2020

A LETTER FROM TONY XU, CO-FOUNDER AND CEO

We started DoorDash to help people like my Mom.

I was five years old when I immigrated from China with my parents. Like many immigrants, my family came to this country to pursue the American Dream. Dad came to pursue a Ph.D. in Aeronautical Engineering from the University of Illinois at Urbana-Champaign. Mom hoped she could retain her job as a doctor, her occupation in China, but the odds were against her. The United States didn’t recognize her Chinese medical license and with only $250 to our family’s name, putting her through school again was impossible. But that didn’t stop her.

Mom put food on the table by working three jobs a day for 12 years. One of those jobs was as a server at a local Chinese restaurant, where I got a front row seat as a dishwasher. For Mom, working at a restaurant was a means to an end. After deferring her dreams for more than a decade, she saved enough money to return to school and open her medical clinic, which she still runs more than 20 years later.

DoorDash exists today to empower those like my Mom who came here with a dream to make it on their own. Fighting for the underdog is part of who I am and what we stand for as a company. Having spoken to countless merchants since DoorDash’s founding in 2013—from a Mom and Pop store like Oren’s Hummus to the General Managers of Chili’s (aka “ChiliHeads”)—I am humbled by their relentless drive to create and build, and their contribution to their communities. While small businesses are vital to our communities and created approximately two-thirds of net new jobs in the United States from 2000 to 2018,1 they now risk being left behind in the convenience economy where consumers have become accustomed to obtaining everything in a few clicks, a trend that has only accelerated in a COVID world. Helping brick-and-mortar businesses compete, succeed, and flourish in these rapidly changing times is the core problem we are trying to solve.

The Future of “Local” — Our Unique Opportunity

DoorDash has always been about helping local businesses succeed, more so than about food delivery. As students at Stanford, we canvassed the Bay Area asking dozens of local businesses what they needed to grow their business. When they shared the challenges related to delivery, we were surprised. Delivery was not a new idea, yet outside of New York City in the United States, very few businesses offered it. Seven years ago, we could not have imagined how big a transformation this would become, and we are still in the early innings of this evolution of local commerce.

While we started by enabling food delivery, our plan is to build products that transform the way local merchants do business and enrich the communities in which they operate. Over time, we will build three mutually-reinforcing assets to enable this vision:

1.	An on-demand logistics platform that can facilitate the local delivery of any item

2.	Merchant services to grow sales in the modern era

3.	A membership program to the physical world for consumers

Logistics

If we can make possible the delivery of ice cream before it melts, or pizza before it gets cold, or groceries in an hour, we can make the on-demand delivery of anything within a city a reality. We started with restaurants because of the potential to build the most efficient logistics network with the highest

[1]	U.S. Small Business Administration, Office of Advocacy, or SBA, Frequently Asked Questions, September 2019. See the section titled “Industry, Market, and Other Data.”

i

node density, based on the large number of restaurants and the high frequency of use for delivery. We believe that by starting with food, we have created the most sophisticated and reliable logistics platform for local businesses. And, while food itself is a category that has a long runway for growth, we believe the network we have built ideally positions us to fulfill our vision of empowering all local businesses to compete in the convenience economy.

Merchant Services

Logistics alone, however, will not help physical businesses compete. How do you acquire customers in a world where they no longer walk inside your stores? What products should you make today and in the future? How should you price your products? How do you build customer relationships over time?

DoorDash is much more than an application that connects merchants, consumers, and Dashers by facilitating delivery. We provide a broad array of services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support, and to fulfill demand generated through their own channels. This is just the beginning—we strive to become a merchant’s first call when they want to grow their business.

Membership Program

Over time, as DoorDash partners with local businesses beyond restaurants, we want to make it easy and affordable for consumers to enjoy the best of their communities. To that end, we launched a membership program called DashPass, where customers can pay a flat monthly delivery fee (today $9.99) for unlimited deliveries from eligible merchants. To date, these deliveries come primarily from restaurants. In the future, we envision this membership program becoming a wallet for the physical world, where a consumer can access not only restaurants, but all the local businesses in their community, and receive benefits while shopping in-store, at home, or anywhere in between.

If we are successful in helping local businesses overcome the greatest business model challenge of their time, we believe that physical stores will be transformed and will morph into offering two types of products: convenience and experience. Every category of store on the street will be omni-channel—offering goods online, as well as rich, personalized experiences in-store.

Further, we believe this will lead to an increase in both local commerce and new business creation. Anyone should be able to launch a business. We hope to become the platform of choice to help businesses participate in the modern economy and enable entrepreneurs to bring their dreams to life.

The window is closing to empower this transformation, as the rise of ecommerce and other on-demand technologies are rapidly surpassing local businesses. To serve these businesses effectively, scale is paramount, and as the player with the largest market share in our category, we are uniquely positioned to help local businesses compete in the new economy.

How We Operate

Our greatest competitive advantage is, and always has started with, our people and our culture. Speaking for the entire DoorDash team, we are inspired by merchants and Dashers from all different backgrounds who work tirelessly to achieve their goals—and know we need to earn their trust each and every day. We take our part in their journey seriously, which is reflected in our values and the ways in which we execute, a few of which I will highlight:

•	Be customer-obsessed, not competitor-focused: In the third month of DoorDash’s operation, we experienced a terrible outage, where we decided to refund every consumer the full value

ii

of their order. The refunds took out a significant, double digit percentage of our bank account. This customer obsession remains as crucial today as it was then. As COVID-19 began crippling local economies, we led the industry in reducing commissions by 50% for our local restaurant partners with five or fewer locations, benefiting approximately 180,000 local restaurants in the United States, Canada, and Australia. We will always endeavor to do right by our merchants, consumers, and Dashers, regardless of the short-term impact on our financials or stock price. At the end of the day, we believe that being laser-focused on solving problems for our customers will deliver long-term value.

•

Get 1% better every day: We are only as good as our next order. We operate a difficult business—we must perennially improve our products, create more customer value, and launch new services to meet the needs and expectations of our three constituencies. We know we have ample room to improve, and the opportunity to do so motivates us. While it might seem small in isolation, our daily work—be it on reducing delivery times, increasing efficiency, or improving personalization—is about compounding incremental improvements that drive significant value over time.

•

Operate at the lowest level of detail: Averages in our industry are meaningless, it’s the distribution that matters. No consumer cares if our average delivery time is 35 minutes if they received their food in 53 minutes. At DoorDash, we go to the lowest level of detail to understand every part of our system, looking for “and” solutions that fight false “either/or” dichotomies. This is one reason why everyone at DoorDash, including me, tries to step out of our day-to-day roles once a month to do a delivery or engage in customer support, menu creation, or merchant support—staying very close to the needs of those who use our platform is key. We attribute our category-leading spend retention[2] and capital efficiency, in part, to this obsession.

•

Dream big, start small: We take a long-term view at DoorDash and recognize that the best way to help merchants is to iterate quickly on products to help them grow their businesses. While we won’t optimize for quarterly changes to our business, we also won’t pursue 1,000 things at once or begin a project without enough resources. While we plan and invest for the long term, we begin projects in one market, with a lean team, and with very little capital and ask them to earn their way toward increasing investment. These constraints, we believe, help drive creativity, in much the same way DoorDash was founded.

•

We are owners: At DoorDash, our operators are relentlessly focused on execution and hold themselves to the highest accountability levels while carrying no blame. Like the problems we solve, working at DoorDash is challenging. We have stretch goals and we increase them when we beat these goals, always raising the bar. To foster this ownership mentality, we believe in using equity as an important part of our employee compensation.

Our values underpin our operational playbook and make us uniquely situated to seize the opportunity before us—to enable local merchants, to level the playing field for underdogs playing from behind, and to empower local economies.

I hope you’ll join us in transforming the future of local commerce.

Onward and upward,

Tony

[2]

Edison Trends. Based on the estimated dollar value of orders placed on DoorDash, Grubhub, and Uber Eats by a group of users that first placed an order on any such platform between January 1, 2019 and September 30, 2019, as determined by Edison Trends. For each platform, spend retention represents the total dollar value of orders placed by this group of users in their twelfth month on the platform as a percentage of the total dollar value of orders placed by such group in their first month. Postmates is excluded due to inconsistent data availability in April and May 2020; however, Postmates’ spend retention was lower than DoorDash in all other months of the measurement period.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Non-GAAP Financial Measures” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “DoorDash,” “the company,” “we,” “us,” and “our” in this prospectus refer to DoorDash, Inc. and its consolidated subsidiaries, and references to our “common stock” include our Class A common stock, Class B common stock, and Class C common stock.

OUR MISSION

Our mission is to grow and empower local economies.

Our journey began on January 12, 2013, when our founders launched a website displaying menus from local restaurants in Palo Alto, California. Within a few hours, the first DoorDash consumer ordered prawn pad thai and spring rolls from a nearby Thai eatery, and shortly afterwards, dinner was delivered directly to his door.

Today, we connect over 390,000 merchants,3 over 18 million consumers,4 and over 1 million Dashers5 in the United States, Canada, and Australia through our local logistics platform.

Our platform enables local brick-and-mortar businesses to thrive in today’s convenience economy by addressing consumers’ expectations of ease and immediacy. With over 900 million orders completed through our platform since our founding, merchants have made additional sales, consumers have connected with the best of their neighborhoods, and Dashers have found flexible economic opportunities.

OVERVIEW

Technology has changed consumer behavior and driven a wave of demand for convenience. Recent events have further accelerated these trends, pulling the future of e-commerce forward for businesses large and small. Consumers value frictionless online shopping experiences and on-demand delivery. As consumers demand products and services quickly, inexpensively, and at the touch of a button, business is now happening where consumers are: at work, at home, and on-the-go. Local businesses have historically provided rich personalized experiences for consumers who shop in-store, but consumers are no longer going to physical storefronts for every purchase, and local businesses have struggled to adjust. We believe many local businesses lack the capabilities to reach today’s consumers or deliver to them off-premise. As a result, they miss out on this increasingly important source of growth.

[3]	Based on the number of individual stores that have completed an order through our platform in the past month, measured as of September 30, 2020.
[4]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.
[5]	Based on the number of accounts held by independent contractors that have delivered an order through our platform, or Dashers, in the past month, measured as of September 30, 2020.

We founded DoorDash to be a merchant-first business. We enable local brick-and-mortar businesses to thrive in an increasingly convenience-driven economy with rapidly evolving consumer expectations. We do this primarily through the DoorDash Marketplace, or our Marketplace, which offers a broad array of services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. DoorDash helps merchants drive significant incremental sales and leverage the fixed cost investments that they have already made. Our Marketplace enables merchants to establish an online presence and expand their reach. It generates significant demand for merchants by connecting them with millions of consumers. Merchants can fulfill this demand through delivery, facilitated by our local logistics platform, or in-person pickup by consumers. Through our Marketplace, merchants can also initiate and run promotions to drive incremental sales and attract new consumers.

There are over 30 million small businesses in the United States,6 and they form the building blocks of local economies and communities. Small businesses, including family-owned businesses, local entrepreneurs, and operators or franchisees of large national or international chains, created approximately two-thirds of net new jobs in the United States from 2000 to 2018.7

When local businesses thrive, so do local economies and communities.

We are inspired by our merchants—by their entrepreneurship, their passion for their craft, their ingenuity, their resilience, and their many contributions to their communities—and are committed to helping them grow and thrive as consumer expectations evolve.

We believe that the value we deliver to merchants, consumers, and Dashers is a key reason why we have become the largest and fastest growing business in the U.S. local food delivery logistics category, with 50% U.S. category share and 58% category share in suburban markets.8

[6]	SBA; see the section titled “Industry, Market, and Other Data.”
[7]	SBA; see the section titled “Industry, Market, and Other Data.”
[8]

Edison Trends. Based on the dollar value of orders placed on the following platforms: Caviar, DoorDash, Grubhub, Postmates, Uber Eats, and other platforms that collectively represent less than two percent of total category share, as of October 31, 2020. Excludes Drive orders. See the section titled “Industry, Market, and Other Data.”

While we are the category leader, U.S. consumers on our platform in September 2020 represented less than six percent of the U.S. population as of September 30, 2020, and we believe we are in the early phases of broad market adoption. In 2019, we generated gross order value on our Marketplace, or Marketplace GOV, of $8.0 billion. In the same period, $302.6 billion was spent off-premise at restaurants and other consumer foodservices in the United States.9 Our Marketplace GOV in 2019 represented less than three percent of this off-premise spend, highlighting the large addressable opportunity ahead of us in the food vertical alone. We are also beginning to expand into other verticals beyond food and our ambition is to empower all types of local businesses.

In 2019 and during the nine months ended September 30, 2020, we generated revenue of $885 million and $1.9 billion, respectively. In the same periods, we had gross profit10 of $335 million and $944 million, respectively, and $(200) million and $433 million, respectively, in Contribution Profit (Loss).11 In 2019 and

[9]

Euromonitor International Limited. Consumer foodservices include cafes and bars, full-service restaurants, limited-service restaurants, self-service cafeterias, and street stalls and kiosks. Off-premise spend is the amount spent at restaurants and other consumer foodservices through home delivery, drive-through, and take-out. There are some differences between how we calculate Marketplace GOV and how Euromonitor calculates off-premise spend. Our calculation of Marketplace GOV includes taxes and tips, as well as delivery fees, while Euromonitor excludes these amounts from the calculation of off-premise spend. However, such differences represent a relatively minor portion of the calculation of each measure, and as such, we believe Marketplace GOV and off-premise spend are generally consistent and comparable measures. See the section titled “Industry, Market, and Other Data.”

[10]	Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue.
[11]

For more information about Contribution Profit (Loss), including the limitations of such measure, and a reconciliation of Contribution Profit (Loss) to gross profit (loss), the most directly comparable financial measure calculated in accordance with accounting principles generally accepted in the United States, or GAAP, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics” and “Non-GAAP Financial Measures.”

during the nine months ended September 30, 2020, we had a net loss of $667 million and $149 million, respectively, and $(475) million and $95 million, respectively, in Adjusted EBITDA.12

To address the massive market opportunity ahead of us, we have made substantial investments in sales and marketing and promotions to attract and engage new consumers. Our historical consumer cohorts demonstrate attractive and improving financial results because we have been able to retain and grow consumer demand while normalizing sales and marketing and promotions spend. In addition, operational and technological enhancements have improved the efficiency of our platform, lowered our cost structure, and generated further improvements to our margins. We believe that the performance of our historical consumer cohorts supports our strategy of investing in sales and marketing and promotions to add new consumers to our existing base and enhance the scale of our platform.

We use the vast majority of our sales and marketing and promotions spend to bring new consumers to DoorDash and to encourage their repeat use of our platform. For our historical consumer cohorts, sales and marketing and promotions spend is generally elevated in the initial year of a cohort’s life cycle on our platform and subsequently normalizes by the second year. At the same time, the Marketplace GOV generated by each of our cohorts each year consistently increases.

We believe that the convenient access we provide to an unmatched combination of selection, experience, and value for consumers helps drive consumer engagement and category-leading spend retention.13 Edison Trends bases its calculation of spend retention on the estimated dollar value of orders placed on DoorDash, Grubhub, and Uber Eats by a group of users that first placed an order on any such platform between January 1, 2019 and September 30, 2019, as determined by Edison Trends. For each platform, spend retention represents the total dollar value of orders placed by this group of users in their twelfth month on the platform as a percentage of the total dollar value of orders placed by such group in their first month on the platform.

The success of our investment strategy is demonstrated by the fact that our historical cohorts demonstrate attractive and improving Contribution Profit (Loss) as a percentage of Marketplace GOV. The chart below illustrates the Contribution Profit (Loss) of each cohort, expressed as a percentage of Marketplace GOV generated by the cohort on a time-indexed basis.14 For the purposes of the chart below only, Contribution Profit (Loss) as a percentage of Marketplace GOV by cohort is calculated excluding orders fulfilled through Drive and Caviar.

[12]

For more information about Adjusted EBITDA, including the limitations of such measure, and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics” and “Non-GAAP Financial Measures.”

[13]	Edison Trends. See the section titled “Industry, Market, and Other Data.”
[14]

Year 1 for the 2016 cohort has been excluded because, for periods prior to January 1, 2017, our consolidated financial statements were prepared using different accounting standards. Accordingly, information for each cohort has only been presented starting with the year ended December 31, 2017.

Contribution Profit (Loss) as a percentage of Marketplace GOV for a cohort is generally negative in the first year that the cohort is on our platform, due to the investments we make to acquire the consumers in the cohort and encourage their repeat use of our platform. We have been successful in driving increasingly positive Contribution Profit (Loss) as a percentage of Marketplace GOV from historical consumer cohorts in subsequent years as the amounts we spend on sales and marketing and promotions for historical consumer cohorts has normalized.

In the near term, we expect to continue to make substantial investments to increase consumer adoption and extend our leadership. We believe that our business will be successful and sustainable in the long term as our business model becomes more efficient, through increasing scale and continual operational improvements, and as our sales and marketing and promotions investments normalize.

THE DOORDASH PLATFORM

Our local logistics platform connects merchants, consumers, and Dashers. We built our local logistics platform to serve the needs of these three key constituencies and to become more intelligent and efficient with every order. As we have grown, the scale of our local logistics platform has become one of our major competitive advantages and delivers substantial benefits to everyone we serve. We connect:

•

Merchants: Over 390,000 merchants run and grow their businesses using our technology platform.[15] When we partner with organizations, such as national restaurant chains, that have multiple individual stores on our platform, we include each such store in our merchant count. Since our founding, merchants have generated over $19 billion in sales on our Marketplace and in 2019 alone, merchants as a whole experienced 59% year-over-year same store sales growth on our Marketplace.

[15]	Based on the number of individual stores that have completed an order through our platform in the past month, measured as of September 30, 2020.

•

Consumers: Over 18 million consumers discover, engage with, and purchase goods from merchants on our local logistics platform.[16] We identify an individual consumer account by a unique email address. If a consumer had accounts under two different email addresses, and such consumer completed orders using both accounts during the measurement period, such consumer’s activity would be counted as two separate consumers. Since our founding, over 900 million orders have been completed through our platform.

•

Dashers: Over 1 million Dashers use our local logistics platform to find opportunities to earn.[17] We identify an individual Dasher account by a unique email address. If a Dasher had accounts under two different email addresses, and such Dasher delivered orders using both accounts during the measurement period, such Dasher’s activity would be counted as two separate Dashers. Since our founding, Dashers have earned over $7 billion through our platform.[18]

Our local logistics platform is powered by our proprietary technology that carefully optimizes the many interactions between merchants, consumers, and Dashers to make the end-to-end experience seamless and delightful. Each order on our local logistics platform provides a broad range of information that is analyzed by our machine learning algorithms to improve the quality and performance of our platform. From presenting personalized, curated content to consumers that takes into account cuisine and dietary preferences to providing information that enables Dashers to maximize their earnings opportunities, our machine learning algorithms continuously improve the experiences of our three constituencies and make our local logistics platform more intelligent and efficient with every order.

Our local logistics platform benefits from three powerful virtuous cycles:

•

Local Network Effects: Our ability to attract more merchants, including local favorites and national brands, creates more selection in our Marketplace, driving more consumer engagement, and in turn, more sales for merchants on our platform. Our strong national merchant footprint enables us to launch new markets and quickly establish a critical mass of merchants and Dashers, driving strong consumer adoption.

•

Economies of Scale: As more consumers join our local logistics platform and their engagement increases, our entire platform benefits from higher order volume, which means more revenue for local businesses and more opportunities for Dashers to work and increase their earnings. This, in turn, attracts Dashers to our local logistics platform, which allows for faster and more efficient fulfillment of orders for consumers.

•

Increasing Brand Affinity: Both our local network effects and economies of scale lead to more merchants, consumers, and Dashers that utilize our local logistics platform. As we scale, we continue to invest in improving our offerings for merchants, selection, experience, and value for consumers, and earnings opportunities for Dashers. By improving the benefits of our local logistics platform for each of our three constituencies, our network continues to grow and we benefit from increased brand awareness and positive brand affinity. With increased brand affinity, we expect that we will enjoy lower acquisition costs for all three constituencies in the long term.

[16]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.
[17]	Based on the number of Dasher accounts that have delivered an order through our platform in the past month, measured as of September 30, 2020.
[18]	Earnings include tips, measured as of September 30, 2020.

We have been successful in becoming the category leader in U.S. local food delivery logistics because of the value we create for merchants, consumers, and Dashers.19 DoorDash only works if it works for merchants, consumers, and Dashers, and we continually strive to improve how we serve all constituents.

WHY MERCHANTS WIN WITH DOORDASH

DoorDash is a merchant-first business. Our local logistics platform provides merchants with the opportunity to reach new consumers, grow their businesses, and benefit from incremental sales that leverage the fixed cost investments they have already made.

•

Demand Creation. We provide merchants with access to highly engaged consumers in their communities, and we create demand for merchants through personalization and merchandising strategies that curate selection. A consumer survey conducted by Cowen indicates that nearly 80% of delivery orders are incremental to merchants’ on-premise businesses,[20] enabling them to serve new customers and leverage fixed costs to generate incremental revenue and profit.

•

Broad Array of Merchant Services. We offer a broad array of services that enable merchants to solve mission-critical challenges. The majority of our merchants use our Marketplace to connect with consumers and Dashers to fulfill demand. In addition to our Marketplace, we have also developed a white-label logistics service, DoorDash Drive, which allows merchants that generate demand through their own websites, apps, and other channels to fulfill orders using our platform. Our DoorDash Pickup service enables consumers to place orders on our platform and pick up the orders directly from merchants. DoorDash for Work provides our merchants with large group orders and catering orders for businesses and events.

[19]	Edison Trends; see the section titled “Industry, Market, and Other Data.”
[20]	Cowen, Digital Delivery: Survey Says Inflection is Underway, January 11, 2019. See the section titled “Industry, Market, and Other Data.”

•

Operational Excellence. Our platform is built to integrate seamlessly with merchants’ existing processes and workflows. The unique challenges faced by merchants often serve as our guide as we build products and features. As we continue to scale our business, we find that many merchants face similar challenges, and so we develop solutions that may be broadly applied to merchants on our platform.

WHY CONSUMERS WIN WITH DOORDASH

We believe DoorDash provides consumers with convenient access to an unmatched combination of selection, experience, and value.

•

Convenience. DoorDash gives consumers living in urban and suburban communities alike the ability to have the best of their communities delivered to their doorsteps in minutes. We allow people to save one of their most precious resources: time.

•

Wide Selection. We have partnerships with over 175 of the 200 largest national restaurant brands[21] and provide consumers access to a wide selection of merchants. Broad selection, coupled with personalization and curation that is driven by our proprietary data science and analytics, enables us to provide extensive yet customized choices to consumers.

•	Best Experience. We are focused on delivering the best end-to-end experience for consumers, which includes ease of use, speed of delivery, and quality.

•

Value. We provide both lifestyle and economic value to consumers. The breadth of selection, convenience, and reliability of our local logistics platform means DoorDash solves problems for many occasions. DashPass, our membership program to the physical world, is a subscription product that enables consumers to enjoy the convenience of delivery without paying per-order delivery fees. We created DashPass to reward our most engaged consumers with savings on the cost of delivery and to reward DashPass-eligible merchants by featuring them to our most engaged consumers. As of September 30, 2020, we had over five million consumers on DashPass.

WHY DASHERS WIN WITH DOORDASH

The scale of our business provides Dashers with significant and flexible opportunities to earn.

•

Flexible Opportunities to Earn. Dashers value the flexibility and autonomy of choosing where, when, and how often to work and the ability to earn income that fits around their other interests, which means they can log in and log out of our platform when they choose, and accept the deliveries that they prefer, all on their own terms. Dashers can use our platform after passing a background check, and eligible Dashers can receive their earnings on-demand through our Fast Pay service. We do not require Dashers to deliver by car as they also have the option to deliver by bike or scooter. In practice, this means that a broad range of people are able to deliver on our platform. In addition, our broad national coverage in the United States gives Dashers more opportunities to earn in more places.

•

Earnings Transparency. We provide Dashers with critical information regarding deliveries upfront, including guaranteed earnings, estimated time and distance, merchant name, and consumer drop-off information, so Dashers can make informed decisions about the deliveries

[21]	Nation’s Restaurant News, 2020 Top 200 Restaurant Chain Research, June 11, 2020. See the section titled “Industry, Market, and Other Data.”

they choose to accept. We also provide Dashers with key information and insights to track their earnings and meet their financial goals.

•

Dasher Community. We aim to empower people from all walks of life to supplement their income and achieve their financial goals on their own terms. We actively listen to Dashers’ perspectives and invest in constantly improving their experiences on our local logistics platform, including through the Dasher Community Council, which provides feedback directly to our executives.

OUR OPPORTUNITY

We are the category leader in U.S. local food delivery logistics today and have an enormous market opportunity ahead of us in food alone. In 2019, Americans spent $1.5 trillion on food and beverages, of which $600.5 billion was spent on restaurants and other consumer foodservices.22 Over time, restaurants have benefited from a shift away from cooking at home towards dine-in or delivery meals from restaurants, which has resulted in an increase in sales by restaurants.23 This shift has been particularly pronounced with younger generations, as younger consumers spend significantly more compared to older consumers on both on-premise and off-premise restaurant dining.24 We believe this shift towards dine-in and delivery meals will continue.

In addition to the shift towards dine-in and delivery meals, consumer spending on restaurants and other consumer foodservices has moved in recent years towards off-premise consumption, with the proportion of food consumed off-premise increasing from 44% of food and beverage spend in 2009 to 50%, or $302.6 billion, in 2019.25 We believe that this off-premise opportunity will continue to grow. Fifty-eight percent of all adults and 70% of millennials say that they are more likely to have restaurant food delivered than they were two years ago,26 and we believe the COVID-19 pandemic has further accelerated these trends. We believe the improving value proposition of local logistics platforms, including DoorDash, with wider selection than ever before, increasing convenience, and lower consumer fees has contributed to increasing off-premise consumption, and we expect this trend to accelerate, particularly in today’s convenience economy. Across industries, including travel and retail, we have seen an increasing shift from in-store to online spend and we expect to see the same trend with food. We believe that online food delivery logistics is still in the early stages of consumer adoption and, over time, online spend will represent an increasing portion of total consumer spend on restaurants and other consumer foodservices. Through our Marketplace (which includes Pickup and DoorDash for Work) and Drive offerings, we expect to address and capture an increasing share of consumers’ off-premise spend. In 2019, we generated Marketplace GOV of $8.0 billion, which represented less than three percent of the $302.6 billion off-premise opportunity.

[22]

Euromonitor International Limited. Consumer foodservices include cafes and bars, full-service restaurants, limited-service restaurants, self-service cafeterias, and street stalls and kiosks. See the section titled “Industry, Market, and Other Data.”

[23]	U.S. Department of Agriculture, America’s Eating Habits: Food Away From Home, September 2018. See the section titled “Industry, Market, and Other Data.”
[24]	U.S. Department of Agriculture; see the section titled “Industry, Market, and Other Data.”
[25]	Euromonitor International Limited; see the section titled “Industry, Market, and Other Data.”
[26]	National Restaurant Association, 2020 State of the Restaurant Industry, February 2020. See the section titled “Industry, Market, and Other Data.”

We started our business with a strategic focus on suburban markets and smaller metropolitan areas. According to Edison Trends, the U.S. local food delivery logistics category is larger in smaller metropolitan areas than in the top tier of metropolitan areas and is growing faster.27

We believe that suburban markets and smaller metropolitan areas have experienced significantly higher growth compared to larger metropolitan markets because these smaller markets have been historically underserved by merchants and platforms that enable on-demand delivery. Accordingly, residents in these markets are more acutely impacted by the lack of alternatives and the inconvenience posed by distance and the need to drive to merchants, and therefore consumers in these markets derive greater benefit from on-demand delivery. Additionally, suburban markets are attractive as consumers in these markets are more likely to be families who order more items per order. Lighter traffic and easier parking also mean that Dashers can serve these markets more efficiently. As a result of our early focus on and experience with suburban markets and smaller metropolitan areas, we are particularly well positioned for continued growth in these markets.

While the majority of our business today is in the United States, we have a strong and growing business in Canada and have also recently launched in Australia. We expect further international expansion to build on the massive market opportunity that is already available to us.

To date, the substantial majority of our merchants have been restaurants. We started with food because of the size and footprint of the merchant base and because we were attracted to the unique complexities of delivering food. Food is a large market with peaks and troughs of demand over the course of the day, which leads to periods of high demand during short windows of time. Focusing on restaurants enabled us to build a high-density network and improve the cost-effectiveness of our local logistics platform. We believe our expertise in food will help us scale to other verticals as more and more local businesses beyond restaurants seek to participate in the convenience economy in search of more consumers and continued growth.

With increasing consumer adoption of technology-enabled solutions in every facet of modern life, we believe that there will be increasing demand for local logistics services by merchants in industry verticals beyond food. We have already started to serve merchants in other verticals, such as grocery

[27]

Edison Trends; see the section titled “Industry, Market, and Other Data.” Edison Trends has categorized metropolitan areas into tiers based on population size, and the growth of gross monthly food sales on on-demand delivery platforms is significantly higher in tiers with smaller metropolitan areas than in the top tier. Gross monthly food sales are calculated for the months of October 2019 and October 2020 based on food sales on DoorDash, Caviar, Grubhub, Postmates, Uber Eats, and certain other platforms. The tiers are defined as follows:

•	Tier 1 – New York, Los Angeles, Chicago, Philadelphia, Washington D.C., San Francisco, Boston.
•	Tier 2 – The next 43 metropolitan areas by population.
•	Tier 3 – The next 50 metropolitan areas by population.
•	Tier 4 – All other metropolitan areas with a population greater than 100,000.
•	Other – All other geographic areas.

and flowers, but we are still in the very early stages of expanding beyond food. We have just begun our journey and have ample opportunity for continued success in local logistics across verticals and geographies. Our ambition is to empower all types of local businesses, from single proprietors to franchisees, convenience stores to grocers, and florists to pharmacies.

OUR GROWTH STRATEGY

We intend to broaden our network of merchants by providing innovative services that help merchants grow.

•

More merchants. We have experienced tremendous success serving merchants, primarily in the food vertical, and there are many more that we have yet to reach. We will continue to invest in our go-to-market strategy and sales efforts to continue adding new merchants. Over time, we plan to add more merchants from verticals outside of food.

•

More merchant services. We provide a range of services to help our merchants operate and grow their businesses. We will continue to innovate and introduce new services to add value for our merchants and unlock additional revenue opportunities for DoorDash.

We seek to increase consumer adoption and have DoorDash become a daily activity.

•	More consumers. We plan to continue to increase our consumer reach, both in the United States and internationally.

•

More consumer engagement. In the food vertical, we strive to increase the frequency with which consumers use DoorDash by increasing the breadth of restaurant selection, expanding the availability of meals at all times of the day, addressing the needs of business consumers, and enhancing affordability by increasing DashPass adoption. In addition, as we continue to add new verticals beyond food, we expect to further increase the amount of consumer spend on our platform and broaden the benefits of DashPass.

We seek to build a reliable, high quality, and operationally efficient logistics network.

•

Better consumer experience. Our goal is to delight consumers, thereby promoting their use of our platform and making it easier for us to acquire new consumers. We continue to make investments aimed at improving the consumer experience. We are particularly focused on building tools to help Dashers improve the quality of items delivered and the speed and timeliness of delivery, without sacrificing selection.

•	Better Dasher experience. We also invest in improving Dasher experience and satisfaction. This includes improving onboarding and enabling Dashers to sign up and start earning faster.

•

Improve operational efficiency. We are focused on optimizing our cost structure primarily through product improvements meant to enhance the operational efficiency and quality of our local logistics platform.

OUR RESPONSE TO COVID-19

The COVID-19 pandemic has challenged all of our constituents. We viewed the pandemic as a situation that required rapid and bold action to support our communities and help our constituents on the path to recovery. The pandemic has demonstrated how vital we are to the communities in which we operate. Prior to the pandemic, we played a significant role in connecting merchants to new consumers and driving incremental sales, providing selection, experience, and value to consumers, and offering economic opportunity to those looking for income. With the pandemic, our platform has become a lifeline for merchants whose only revenue options are take-out and delivery, for consumers sheltering in place, particularly vulnerable populations whose health depends on isolating, and for many of the millions of newly unemployed in need of earnings opportunities.

We have mobilized quickly to help our community.

•

Supporting Merchants. We have provided a significant amount of financial support to merchants through reduced commissions. We also provided sales and marketing solutions for merchants and launched initiatives to support merchant growth.

•

Supporting Dashers. We provided personal safety equipment to Dashers and implemented no-contact delivery as the default delivery option. We also provided financial assistance to certain eligible Dashers.

•	Supporting our Community. From March through September 2020, we powered over 270,000 deliveries of meals to vulnerable community members and introduced new social impact programs.

The COVID-19 pandemic has made our mission more important than ever, and we are striving to help communities meet their challenges and become stronger.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

•	We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain or increase profitability in the future;

•	We may not continue to grow on pace with historical rates;

•	If Dashers are reclassified as employees under federal or state law, our business, financial condition, and results of operations would be adversely affected;

•	We face intense competition and if we are unable to compete effectively, our business, financial condition, and results of operations would be adversely affected;

•

If we fail to retain our existing merchants and consumers or acquire new merchants and consumers in a cost-effective manner, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected;

•

If we fail to cost-effectively attract and retain Dashers or to increase the use of our platform by existing Dashers, our business, financial condition, and results of operations could be adversely affected;

•

We rely on merchants on our platform for many aspects of our business, and any failure by them to maintain their service levels or any changes to their operating costs could adversely affect our business;

•	We are subject to claims, lawsuits, investigations, and various proceedings, and face potential liability, expenses for legal claims, and harm to our business based on the nature of our business;

•

Our business is subject to a variety of U.S. laws and regulations, including those related to worker classification, Dasher pay, and pricing and commissions, many of which are unsettled and still developing, and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations;

•	We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance;

•	Systems failures and resulting interruptions in the availability of our website, mobile application, or platform could adversely affect our business, financial condition, and results of operations;

•	The COVID-19 pandemic, or a similar public health threat, could adversely affect our business, financial condition, and results of operations;

•

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations;

•	The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment; and

•

The multi-class structure of our common stock and the Voting Agreement between the Co-Founders will have the effect of concentrating voting power with Tony Xu, our co-founder, Chief Executive Officer, and a member of our board of directors, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Channels for Disclosure of Information

Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, webcasts, and our corporate blog at www.blog.doordash.com.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in 2013 as Palo Alto Delivery Inc., a Delaware corporation. In 2015, we changed our name to DoorDash, Inc. Our principal executive offices are located at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, and our telephone number is (650) 487-3970. Our website address is www.doordash.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

“DoorDash,” our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of DoorDash, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	33,000,000 shares

Class A common stock to be outstanding after this offering	286,343,071 shares

Class B common stock to be outstanding after this offering	31,313,450 shares

Class C common stock to be outstanding after this offering	None

Class A, Class B, and Class C common stock to be outstanding after this offering	317,656,521 shares

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $2.96 billion, based upon the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We may use a portion of the net proceeds we receive from this offering to fund a $200 million pledge, as part of our Main Street Strong program, to support merchants, Dashers, and local communities. We may also use a portion of the net proceeds to satisfy a portion of our anticipated tax withholding and remittance obligations related to the vesting and settlement of restricted stock units, or RSUs, that we have granted. See the section titled “Use of Proceeds” for additional information.

Voting rights	Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to 20 votes per share.

Shares of our Class C common stock have no voting rights, except as otherwise required by law.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Upon the completion of this offering, Tony Xu, our co-founder, Chief Executive Officer, and a member of our board of directors, Andy Fang, our co-founder, Head of Consumer Engineering, and a member of our board of directors, and Stanley Tang, our co-founder, Head of DoorDash Labs, and a member of our board of directors, or collectively, our Co-Founders, will hold approximately 69% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time as our Co-Founders exercise or vest in equity awards outstanding at the time of the completion of this offering. If all such equity awards held by our Co-Founders (including the CEO Performance Award referenced below) had been exercised or vested and exchanged for shares of Class B common stock as of the date of the completion of this offering, our Co-Founders would collectively hold 79% of the voting power of our outstanding capital stock. Prior to the effectiveness of our registration statement related to this offering, our Co-Founders are expected to enter into a voting agreement and irrevocable proxy, or the Voting Agreement, that will remain in effect after the completion of this offering. This Voting Agreement will cover an aggregate of approximately 69% of the voting power of our outstanding capital stock following this offering. Under the Voting Agreement, Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Additionally, our executive officers, directors, and holders of 5% or more of our capital stock, and their affiliates, will hold, in the aggregate, approximately 85% of the voting power of our outstanding capital stock following this offering. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

New York Stock Exchange trading symbol	“DASH”

The number of shares of our Class A common stock, Class B common stock, and Class C common stock that will be outstanding after this offering is based on 253,343,071 shares of our Class A common stock, 31,313,450 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of September 30, 2020, and reflects:

•

238,988,545 shares of redeemable convertible preferred stock that will automatically convert into 239,274,936 shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation. We refer to this conversion of redeemable convertible preferred stock into Class A common stock as the Capital Stock Conversion;

•	14,068,135 shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class B Stock Exchange described below; and

•

31,313,450 shares of our Class B common stock, which reflects shares of our Class A common stock outstanding beneficially owned by our Co-Founders and certain related entities as of September 30, 2020 that will be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering pursuant to the terms of certain exchange agreements, or the Class B Stock Exchange.

The shares of our Class A and Class B common stock outstanding as of September 30, 2020 exclude the following:

•

34,554,510 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $2.41 per share;

•	20,021,420 shares of our Class A common stock subject to RSUs outstanding as of September 30, 2020;

•

14,003,990 shares of our Class A common stock subject to RSUs that were granted after September 30, 2020 (including 10,379,000 shares subject to RSUs that were granted to Mr. Xu, or the CEO Performance Award, that vest upon the satisfaction of a service condition and achievement of certain stock price goals);

•	105,330 shares of our Class A common stock issued upon the exercise of a warrant to purchase Class A common stock after September 30, 2020, with an exercise price of $1.492 per share;

•	any shares of our Class A common stock issuable upon conversion of our convertible notes, or our Convertible Notes;[28] and

•	39,722,785 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•

32,493,000 shares of our Class A common stock to be reserved for future issuance under our 2020 Equity Incentive Plan, or our 2020 Plan, which will become effective prior to the completion of this offering;

•

731,185 shares of our Class A common stock reserved for future issuance under our 2014 Stock Plan, or our 2014 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2014 Plan; and

[28]	For more information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Convertible Notes.”

•

6,498,600 shares of our Class A common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan, or our ESPP, which will become effective prior to the completion of this offering.

Our 2020 Plan and our ESPP each provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on any shares of our Class A common stock granted pursuant to awards under our 2014 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying our tax withholding and remittance obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Following the completion of this offering, and pursuant to equity exchange right agreements to be entered into between us and our Co-Founders, or the Equity Award Exchange Agreements, each of our Co-Founders shall have a right (but not an obligation) to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock or the vesting and settlement of RSUs related to shares of Class A common stock for an equivalent number of shares of Class B common stock. We refer to this right as the Equity Award Exchange. The Equity Award Exchange applies only to equity awards granted to our Co-Founders prior to the effectiveness of the filing of our amended and restated certificate of incorporation. As of September 30, 2020, there were (i) 11,927,795 shares of our Class A common stock subject to options held by our Co-Founders that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock following this offering and (ii) 312,030 shares of our Class A common stock subject to RSUs held by our Co-Founders that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class B common stock following this offering. In addition, in November 2020, our board of directors granted the CEO Performance Award, an RSU award under our 2014 Plan to Tony Xu covering 10,379,000 shares of our Class A common stock, which shares may be exchanged, upon vesting and settlement of the CEO Performance Award, for an equivalent number of shares of our Class B common stock following this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•

a five-for-one forward split of our capital stock effected on November 9, 2020, including a proportional increase in the authorized shares of our capital stock, with all share, option, RSU, warrant, and per share information for all periods presented in this prospectus adjusted to reflect such forward split on a retroactive basis;

•	the Capital Stock Conversion will occur immediately prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, will each occur immediately prior to the completion of this offering and will effect the reclassification of our common stock into Class A common stock, or the Reclassification;

•	the Class B Stock Exchange will occur immediately prior to the completion of this offering; and

•	no exercise of outstanding stock options or warrants or settlement of outstanding RSUs subsequent to September 30, 2020.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in management’s opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020 or any other period. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Non-GAAP Financial Measures” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial and other data in this section are not intended to replace, and are qualified in their entirety by, our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except share amounts which are reflected in thousands, and per share data)
Revenue	$291	$885	$587	$1,916
Costs and expenses(1):
Cost of revenue, exclusive of depreciation and amortization	228	523	353	899
Sales and marketing	135	594	445	610
Research and development	51	107	73	112
General and administrative	78	245	179	337
Depreciation and amortization(2)	9	32	16	89

Total costs and expenses	501	1,501	1,066	2,047

Loss from operations	(210)	(616)	(479)	(131)
Interest income	7	18	14	6
Interest expense	(1)	—	—	(22)
Other expense, net	—	(68)	(67)	—

Loss before income taxes	(204)	(666)	(532)	(147)
Provision for income taxes	—	1	1	2

Net loss	(204)	(667)	(533)	(149)
Premium paid on repurchase of redeemable convertible preferred stock	(3)	—	—	—
Deemed dividend to preferred stockholders	—	(1)	(1)	—

Net loss attributable to common stockholders	$(207)	$(668)	$(534)	$(149)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(4.67)	$(15.44)	$(12.41)	$(3.34)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(3)	44,305	43,252	43,045	44,568

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except share amounts which are reflected in thousands, and per share data)
Pro forma net loss per share, basic and diluted(3)		$(2.57)		$(0.53)

Weighted-average number of shares outstanding used to compute pro forma net loss per share, basic and diluted(3)		259,956		283,145

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$3	$2	$2	$1
Sales and marketing	3	2	2	1
Research and development	11	8	6	5
General and administrative	7	6	4	4

Total stock-based compensation expense	$24	$18	$14	$11

(2)	Depreciation and amortization related to the following:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Cost of revenue	$8	$27	$15	$73
Sales and marketing	1	3	1	10
Research and development	—	1	—	4
General and administrative	—	1	—	2

Total depreciation and amortization	$9	$32	$16	$89

(3)

See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

	September 30, 2020
	Actual	Pro Forma(2)	Pro Forma as Adjusted(3)(4)
	(in millions)
Cash, cash equivalents, and marketable securities	$1,611	$1,611	$4,581
Working capital(1)	$1,156	$1,156	$4,129
Total assets	$2,874	$2,874	$5,833
Convertible notes	$355	$355	$355
Total liabilities	$1,441	$1,441	$1,438
Redeemable convertible preferred stock	$2,646	$—	$—
Additional paid-in capital	$87	$2,976	$5,938
Accumulated deficit	$(1,301)	$(1,544)	$(1,544)
Total stockholders’ (deficit) equity	$(1,213)	$1,433	$4,395

(1)	Working capital is defined as current assets less current liabilities.
(2)

The pro forma consolidated balance sheet data gives effect to (i) the Capital Stock Conversion, as if such conversion had occurred on September 30, 2020, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, and (iii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of

$243 million associated with RSUs for which the service-based vesting condition was satisfied as of September 30, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering. Payroll tax withholding and remittance obligations have not been included in the pro forma adjustments, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Subject to certain conditions which we do not expect to be satisfied until after this offering, the Convertible Notes will automatically convert into shares of our Class A common stock unless we elect to settle such conversion in cash pursuant to the terms of the Convertible Notes. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Convertible Notes” for additional information about the Convertible Notes.

(3)

The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, of which $8 million had been paid as of September 30, 2020 and $3 million had been accrued as of September 30, 2020.

(4)

Each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, working capital, total assets, and total stockholders’ equity by $32 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets, and total stockholders’ equity by $90 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Key Business and Non-GAAP Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business and non-GAAP metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except percentages)
Total Orders	83	263	181	543
Marketplace GOV	$2,812	$8,039	$5,537	$16,485
Contribution Profit (Loss)(1)	$(59)	$(200)	$(190)	$433
Contribution Margin(1)	(20)%	(23)%	(32)%	23%
Contribution Profit (Loss) as a % of Marketplace GOV	(2)%	(2)%	(3)%	3%
Adjusted EBITDA(1)	$(158)	$(475)	$(372)	$95
Adjusted EBITDA Margin(1)	(54)%	(54)%	(63)%	5%
Adjusted EBITDA as a % of Marketplace GOV	(6)%	(6)%	(7)%	1%

(1)

Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “Non-GAAP Financial Measures.”

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics” for a description of Total Orders, Marketplace GOV, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin.

With the COVID-19 pandemic, we have experienced a significant increase in revenue, Total Orders, and Marketplace GOV due to increased consumer demand for delivery, more merchants using our platform to facilitate both delivery and take-out, and improved efficiency of our local logistics platform. The circumstances that have accelerated the growth of our business stemming from the effects of the COVID-19 pandemic may not continue in the future, and we expect the growth rates in revenue, Total Orders, and Marketplace GOV to decline in future periods.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Non-GAAP Financial Measures” and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Operations

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We launched operations in 2013 and we have since frequently expanded our platform features and services and changed our pricing methodologies. This limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

•	accurately forecast our revenue and plan our operating expenses;

•	increase the number of and retain existing merchants, consumers, and Dashers using our platform;

•	successfully compete with current and future competitors;

•	successfully expand our business in existing markets and enter new markets and geographies;

•	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•	maintain and enhance the value of our reputation and brand;

•	adapt to rapidly evolving trends in the ways merchants and consumers interact with technology;

•	avoid interruptions or disruptions in our service;

•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

•	hire, integrate, and retain talented technology, sales, customer service, and other personnel;

•	effectively manage rapid growth in our personnel and operations; and

•	effectively manage our costs related to Dashers.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain or increase profitability in the future.

Although we generated net income of $23 million for the three months ended June 30, 2020, we have incurred net losses in each year since our founding, we anticipate increasing expenses in the future, and we may not be able to maintain or increase profitability in the future. We incurred a net loss of $667 million and $149 million in the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively, and, as of December 31, 2019 and September 30, 2020, we had an accumulated deficit of $1.2 billion and $1.3 billion, respectively. We expect our costs will increase over time and our losses to continue as we expect to invest significant additional funds towards growing our business and operating as a public company. We have expended and expect to continue to expend substantial financial and other resources on developing our platform, including expanding our platform offerings, developing or acquiring new platform features and services, expanding into new markets and geographies, and increasing our sales and marketing efforts. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from maintaining or increasing profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.

Following the completion of this offering, the stock-based compensation expense related to our RSUs and other outstanding equity awards will result in increases in our expenses in future periods, in particular in the quarter in which the offering is completed. Additionally, we may expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the initial settlement of certain of our RSUs. For more information, see “—The stock-based compensation expense related to our RSUs and other outstanding equity awards will result in increases in our expenses in future periods and we may also expend substantial funds to satisfy a portion of our tax withholding and remittance obligations that arise upon the initial settlement of certain of our RSUs, which may have an adverse effect on our financial condition and results of operations.”

If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to maintain or increase profitability.

We may not continue to grow on pace with historical rates.

We have grown rapidly over the last several years, and therefore our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In 2018 and 2019, our revenue was $291 million and $885 million, respectively, representing a 204% growth rate. For the nine months ended September 30, 2019 and 2020, our revenue was $587 million and $1.9 billion, respectively, representing a 226% growth rate. In addition, with the COVID-19 pandemic, we have experienced a significant increase in revenue, Total Orders, and Marketplace GOV. The circumstances that have accelerated the growth of our business stemming from the effects of the COVID-19 pandemic may not continue in the future, and we expect the growth rates in revenue, Total Orders, and Marketplace GOV to decline in future periods. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short term and decline in the long term. Our revenue growth rate may decline in future periods as the size of our business grows and as we achieve higher market adoption rates. We may also experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of merchants, consumers, and Dashers that utilize our platform, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, increasing regulatory costs, and the maturation of our business, among others. We also expect to continue to make investments in the development and expansion of our business, which may not result in increased revenue or growth. In addition, we have strategically focused on suburban markets and smaller metropolitan areas since our founding because of the opportunity that these markets have presented for our local logistics platform. If the demand for local logistics platforms does not continue to grow in these markets, or if we are unable to maintain our category share in these markets, our revenue growth rate could be adversely affected. If our revenue growth rate declines, investors’ perceptions of our business and the trading price of our Class A common stock could be adversely affected.

We face intense competition and if we are unable to compete effectively, our business, financial condition, and results of operations would be adversely affected.

The markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. In particular, local food delivery logistics, the largest category of our business today, is fragmented and intensely competitive. In the United States, we compete with other local food delivery logistics companies, such as Uber Eats, Grubhub, and Postmates, chain merchants that have their own online ordering platforms, pizza companies, such as Domino’s, other merchants that own and operate their own delivery fleets, grocers and grocery delivery services, and companies that provide point of sale solutions and merchant delivery services. As we continue to expand our presence internationally, we will also face competition from local incumbents in these markets. In addition, we compete with traditional offline ordering channels, such as take-out offerings, telephone, and paper menus that merchants distribute to consumers as well as advertising that merchants place in local publications to attract consumers. Changing traditional ordering habits is difficult, and if merchants and consumers do not embrace the transition to local food delivery logistics as we expect, our business, financial condition, and results of operations could be adversely affected.

Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with local merchants and larger existing user bases in certain markets, more successful marketing capabilities, and substantially greater financial, technical, and other resources than we have. Greater financial resources and product development capabilities may allow these competitors to respond more quickly to new or emerging technologies and changes in merchant, consumer, and Dasher preferences that may render our platform less attractive or obsolete. If certain merchants choose to partner with our competitors in a specific geographic market, or if merchants choose to engage exclusively with our competitors, we may lack a sufficient variety and supply of merchant options or lack access to the most popular merchants, such that our offering would become less appealing to consumers. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, including merchants. For example, Uber announced that it has entered into a definitive agreement to acquire Postmates, Just Eat Takeaway, a European local logistics platform, announced that it has entered into a definitive agreement to acquire Grubhub, and Lyft announced a partnership with Grubhub that allows Lyft’s loyalty-program members free delivery from Grubhub restaurants. In addition, certain of our competitors have recently acquired kitchens to enable them to produce and deliver food directly to consumers. Our competitors could also introduce new offerings with competitive price and performance characteristics or undertake more aggressive marketing campaigns than ours. Additionally, many of our competitors are well capitalized and offer discounted services, lower merchant commission rates and consumer fees, incentives for independent contractors who provide delivery services and consumer discounts and promotions, innovative platforms and offerings, and alternative pay models, which may be more attractive than those that we offer. Such competitive pressures may lead us to maintain or lower our commission rates and fees or maintain or increase our incentives, discounts, and promotions in order to remain competitive, particularly in markets where we do not have a leading position. Such efforts have negatively affected, and will continue to negatively affect, our financial performance, and there is no guarantee that such efforts will be successful. Further, the markets in which we compete have attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be highly capitalized. These investments, along with the other competitive advantages discussed above, may allow our competitors to continue to lower their prices and fees, or increase the incentives, discounts, and promotions they offer, and compete more effectively against us. Delivery logistics services for food and the other verticals in which we compete are nascent, and we cannot guarantee that they will stabilize at a competitive equilibrium that will allow us to maintain or increase profitability. As we expand to verticals beyond food, we may compete with large Internet companies with substantial resources, users, and brand power, such as Amazon and Google. Further, merchants could determine that it is more cost-effective to develop their own platforms to offer online pickup and delivery rather than use our platform.

In addition, within our industry, the cost to switch between offerings is low. Consumers have a propensity to shift to the lowest-cost provider and could use more than one local logistics platform, independent contractors who provide delivery services could use multiple platforms concurrently as they attempt to maximize earnings, and merchants could prefer to use the local logistics platform that offers the lowest commission rates and adopt more than one platform to maximize their volume of orders. As we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our platform features or may adopt innovations that merchants, consumers, or Dashers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our platform, the number of platform users, the frequency of use of our platform, and our margins.

For all of these reasons, we may not be able to compete successfully. If we lose existing merchants, consumers, or Dashers that utilize our platform, fail to attract new merchants, consumers, or Dashers, or are forced to reduce our commission rate or make pricing concessions as a result of increased competition, our business, financial condition, and results of operations would be adversely affected.

If we fail to retain our existing merchants and consumers or acquire new merchants and consumers in a cost-effective manner, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected.

We believe that growth of our business and revenue is dependent on our ability to continue to cost-effectively grow our platform by retaining our existing merchants and consumers and adding new merchants and consumers, including in new markets. The increase in merchants attracts more consumers to our platform and the increase in consumers attracts more merchants. This network takes time to build and may grow slower than we expect or than it has grown in the past. In particular, our national brand partnerships are a key component of our strategy to provide a wide selection for consumers. If we fail to retain either our existing merchants, especially our most popular merchants and our national brand partners, or consumers, the value of our network would be diminished. In addition, we expect to continue to incur substantial expenses to acquire additional merchants and consumers. In expanding our operations into new markets to acquire additional merchants and consumers, we may be placed into unfamiliar competitive environments, and we may invest significant resources with the possibility that the return on such investments will not be achieved for several years or at all. We cannot assure you that the revenue from the merchants and consumers we acquire will ultimately exceed the cost of acquisition.

In addition, if merchants on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, or if our relationships with merchants on our platform deteriorate, we may not be able to provide consumers with sufficient merchant selection. This risk is particularly pronounced with restaurants, as each year a significant percentage of restaurants go out of business, and in markets where we have fewer merchants. In addition, if we are unsuccessful in attracting and retaining popular merchants, if merchants enter into exclusive arrangements with our competitors, if we fail to negotiate satisfactory terms with merchants, or if we ineffectively manage our relationships with merchants, our business, financial condition, and results of operations could be adversely affected. Our agreements with partner merchants generally remain in effect until terminated by partner merchants or us. Based on the type of partner agreement, partner merchants may generally terminate their agreements with us by providing us at least seven or 30 days advance notice and such agreements do not generally provide for any exclusivity. In the event that our partner merchants terminate their agreements with us, the merchant selection available on our local logistics platform could be adversely affected. Changes to our business and to our relationships with some of our constituents may also impact our ability to attract and retain other constituents. For example, the increased growth of our subscription product, DashPass, and how compelling this offering is to consumers, depends on our ability to sign up eligible merchants to DashPass. Additionally, many of our consumers initially access our platform to take advantage of certain promotions, such as discounts and other reduced fees. We strive to demonstrate the value of our platform and offerings to such consumers, thereby encouraging them to access our platform regularly or subscribe as a paid user of DashPass, through prompts and notifications and time-limited trials of DashPass and other offerings. However, these consumers may never convert to a paid subscription to DashPass or access our platform after they take advantage of our promotions. If we are not able to continue to expand our consumer base or fail to convert our consumers to regular paying consumers, demand for our full-price or paid services, such as DashPass, and our revenue may grow slower than expected or decline.

Further, certain consumers are indirect users of our platform, as they place orders through third-party websites and applications, such as Google, and merchant websites. Consumers may perceive these third-party websites and applications to be more efficient or user-friendly or have a stronger brand affinity to these third parties. If consumers increasingly use such third-party websites and applications to make orders on our platform, rather than through our website and consumer mobile application directly, our ability to establish relationships and build brand loyalty with consumers, collect information about consumer trends and preferences, and provide a customized experience based on such preferences would be adversely affected. This in turn could impact our ability to attract and retain consumers and adversely affect our business, financial condition, and results of operations.

If we fail to cost-effectively attract and retain Dashers or to increase the use of our platform by existing Dashers, our business, financial condition, and results of operations could be adversely affected.

Our continued growth depends in part on our ability to cost-effectively attract and retain Dashers who satisfy our screening criteria and procedures and to increase use of our platform by existing Dashers. To attract and retain Dashers, we have, among other things, offered monetary incentives and perquisites, such as credits to be used for orders on our platform, free DoorDash-branded apparel, and access to Dasher Experience Centers where Dashers can receive assistance with pressing issues, meet other Dashers, and participate in special events. If we do not continue to provide Dashers with flexibility on our platform, compelling opportunities to earn income, and other incentive programs that are comparable or superior to those of our competitors, we may fail to attract new Dashers or retain existing Dashers or increase their use of our platform. For example, if merchants and consumers choose to use competing offerings, we may lack sufficient opportunities for Dashers to earn, which may reduce the perceived utility of our platform and impact our ability to attract and retain Dashers. We also frequently test Dasher incentives with subsets of existing Dashers and potential Dashers, and these incentives could fail to attract and retain Dashers or fail to increase use of our platform by existing Dashers or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, including immigration and labor and employment laws, may result in a decrease in the pool of Dashers, which may result in increased competition for Dashers or higher costs of recruitment and engagement. Other factors outside of our control, such as increases in the price of gasoline, vehicles, or insurance, may also reduce the number of Dashers that utilize our platform or the use of our platform by Dashers. Our agreements with Dashers generally remain in effect until terminated by Dashers or us. Dashers may generally terminate their agreements with us by providing us at least seven days advance notice (or at-will in the case of Caviar couriers) and such agreements do not provide for any exclusivity. If we fail to attract Dashers or retain existing Dashers on favorable terms, if we fail to increase the use of our platform by existing Dashers, or if Dashers terminate their agreements with us, we may not be able to meet the demand of merchants and consumers and our business, financial condition, and results of operations could be adversely affected.

We rely on merchants on our platform for many aspects of our business, and any failure by them to maintain their service levels or any changes to their operating costs could adversely affect our business.

We rely upon merchants on our platform, including small and local independent businesses, to provide quality goods to our consumers. If these merchants experience difficulty servicing consumer demand, producing quality goods, or meeting our other requirements or standards, or experience problems with their point-of-sale or other technologies, our reputation and brand could be damaged. Further, an increase in merchant operating costs could cause merchants on our platform to raise prices, renegotiate commission rates, or cease operations, which could in turn adversely affect our operational costs and efficiency, and if merchants on our platform were to cease operations, temporarily or permanently, we may not be able to provide consumers with sufficient merchant selection, which we expect would reduce the number of consumers on our platform. Many of the factors affecting merchant operating costs, including off-premise costs and prices, are beyond the control of merchants and include inflation, costs associated with the goods provided, labor and employee benefit costs, rent costs, and energy costs. Additionally, if merchants try to pass along increased operating costs and raise prices to consumers, order volume may decline, which we expect would adversely affect our financial condition and results of operations.

We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors described elsewhere in this “Risk Factors” section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to attract and retain merchants, consumers, and Dashers that utilize our platform in a cost-effective manner;

•	our ability to accurately forecast revenue and appropriately plan expenses;

•	the effects of increased competition on our business;

•	our ability to successfully expand in existing markets and successfully enter new markets;

•	changes in consumer behavior with respect to on-demand delivery;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and acquire new merchants, consumers, and Dashers;

•	our business mix between Marketplace and Drive;

•	the proportion of consumers that subscribe to DashPass;

•	the impact of worldwide economic conditions, including the resulting effect on consumer spending on on-demand delivery;

•	the seasonality of our business, particularly with respect to local food delivery logistics, including the effect of academic calendars on college campuses and seasonal patterns in restaurant dining;

•	the impact of weather on our business;

•	our ability to maintain an adequate rate of growth and effectively manage that growth;

•	our ability to maintain and increase traffic to our platform;

•	the effects of changes in search engine placement and prominence;

•	our ability to keep pace with technology changes in our industry;

•	the success of our sales and marketing efforts;

•	the effects of negative publicity on our business, reputation, or brand;

•	our ability to protect, maintain, and enforce our intellectual property;

•	costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

•

changes in governmental or other regulations affecting our business, including regulations regarding the classification of Dashers that utilize our platform and regulations impacting the commission rates we charge to merchants;

•	interruptions in service and any related impact on our business, reputation, or brand;

•	the attraction and engagement of qualified employees and key personnel;

•	our ability to choose and effectively manage third-party service providers;

•	the effects of natural or man-made catastrophic events;

•	the impact of a pandemic or an outbreak of disease or similar public health concern, such as the recent COVID-19 pandemic, or fear of such an event;

•	the effectiveness of our internal control over financial reporting;

•	the impact of payment processor costs and procedures;

•	changes in the online payment transfer rate; and

•	changes in our tax rates or exposure to additional tax liabilities.

The variability and unpredictability of our results of operations could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Systems failures and resulting interruptions in the availability of our website, mobile application, or platform could adversely affect our business, financial condition, and results of operations.

It is critical to our success that merchants, consumers, and Dashers be able to access our platform at all times. Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Moreover, we have in the past voluntarily provided credits in the amount of less than $1 million in 2018 and $12 million in 2019 to consumers on our platform to compensate them for the inconvenience caused by a system failure or similar event, including for orders that are delivered late or orders that are cancelled by us or the merchant, and may voluntarily provide similar such credits in the future. In addition, the affected user could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of users.

The COVID-19 pandemic, or a similar public health threat, could adversely affect our business, financial condition, and results of operations.

The current outbreak of COVID-19 has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted at this time, including:

•	new information which may emerge concerning the severity of the disease;

•	the duration and spread of the outbreak;

•	the severity of travel restrictions imposed by geographic areas in which we operate, mandatory or voluntary business closures;

•	regulatory actions taken in response to the pandemic, which may impact merchant operations, consumer and merchant pricing, Dasher pay, and our product offerings;

•	other business disruptions that affect our workforce;

•	the impact on capital and financial markets; and

•	actions taken throughout the world, including in markets in which we operate, to contain the COVID-19 outbreak or treat its impact.

In response to the COVID-19 pandemic, we have taken active measures to promote health and safety, including providing for no-contact delivery, distributing masks, hand sanitizer, and gloves to Dashers in affected areas, and working closely with merchants to share safety guidelines. However, our efforts may not be successful and we may not have sufficient protection or recovery plans to continue to deal with the COVID-19 pandemic or similar public health threats in the future. In connection with public health threats, we may also be required to temporarily close our corporate offices and have our employees work remotely, as we have done in connection with the COVID-19 pandemic, which impacts productivity and otherwise disrupts our business operations. In addition, the current outbreak of COVID-19 has resulted in a widespread global health crisis and adversely affected global economies and financial markets, and similar public health threats could do so in the future. Such events have impacted, and could in the future impact, demand for merchants and consumer purchase patterns, which in turn, could adversely affect our revenue and results of operations.

With the COVID-19 pandemic, we have experienced a significant increase in revenue, Total Orders, and Marketplace GOV due to increased consumer demand for delivery, more merchants using our platform to facilitate both delivery and take-out, and improved efficiency of our local logistics platform. The circumstances that have accelerated the growth of our business stemming from the effects of the COVID-19 pandemic may not continue in the future, and we expect the growth rates in revenue, Total Orders, and Marketplace GOV to decline in future periods.

Furthermore, if a virus or other disease is transmitted by human contact, as is the case with COVID-19, our employees and any constituent of our network may become infected, or may choose, or be advised, to avoid any contact with others, any of which may adversely affect our ability to provide our platform and for merchants, consumers, and Dashers to use our platform. In addition, shelter-in-place orders and similar regulations impact merchants’ ability to operate their businesses, consumers’ ability to pick up orders, and Dashers’ ability to make deliveries during certain times, or at all. Further, demand from businesses that typically place large orders for their employees or in-person meetings may be significantly reduced. With the COVID-19 pandemic, our DoorDash for Work offering has been limited to providing large group orders solely to businesses that are deemed essential and we have also temporarily paused catering orders. Such events have in the past caused, and may in the future cause, a temporary closure of merchants’ businesses, either due to government mandate or voluntary preventative measures, and many of our merchants may not be able to withstand prolonged interruptions to their businesses, and may be forced to go out of business. Even if merchants are able to continue to operate their businesses, many may operate with limited hours, menus, and capacity and other limitations. Any limitations on or disruptions or closures of merchants’ businesses could impact the selection available on our platform, disrupt our ability to operate our local logistics platform, and adversely affect our business.

Even if a virus or other disease does not spread significantly and such measures are not implemented, the perceived risk of infection or significant health risk may adversely affect our business. Merchants may be perceived as unsafe during such public health threats, even for order delivery or pickup. If the services offered through our platform or at other businesses in our industry become a significant risk for transmitting COVID-19 or similar public health threats, or if there is a public perception that such risk exists, demand for the use of our platform would be adversely affected. Any negative impact on consumers’ willingness or ability to order delivery or complete a Pickup order, or on Dashers’ willingness or ability to make deliveries, could adversely affect our business, financial condition, and results of operations.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our pricing methodologies are impacted by a number of factors and ultimately may not be successful in attracting and retaining merchants, consumers, and Dashers.

Demand for our platform is highly sensitive to a range of factors, including the price of the goods delivered, the amount of compensation and gratuities required to attract and retain Dashers, incentives paid to Dashers, and the fees and commissions we charge merchants and consumers. Many factors, including operating costs, legal and regulatory requirements, constraints or changes, and our current and future competitors’ pricing and marketing strategies, could significantly affect our pricing strategies. For example, in connection with the COVID-19 pandemic, jurisdictions across the United States, including New Jersey, Washington, jurisdictions within Los Angeles County, California, San Francisco, California, Chicago, Illinois, and New York, New York, have implemented temporary commission caps on local food delivery logistics platforms. These commission caps have had in the past, and are likely to have in the future, an adverse effect on our results of operations. These commission caps have also caused, and may in the future cause, us to increase the fees we charge to consumers, though we are aware of one jurisdiction which has adopted explicit prohibitions against doing so in connection with commission caps, which could further increase our costs. With the continued duration of COVID-19, we expect these existing commission caps to persist in the near term and for additional jurisdictions where we operate to implement similar caps. If any of these events occur, or if commission caps are retained after the COVID-19 pandemic subsides, our business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another, which creates additional challenges to managing our business. Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new merchants, consumers, and Dashers at a lower cost than us. There can be no assurance that we will not be forced, through competition, regulation, or otherwise, to reduce the price of delivery for consumers, increase the incentives we pay to Dashers that utilize our platform, or further reduce the fees and commissions we charge merchants, or to increase our marketing and other expenses to attract and retain merchants, consumers, and Dashers in response to competitive pressures. We have launched, and may in the future launch, new pricing strategies and initiatives, such as subscription products like DashPass, and Dasher or consumer loyalty programs, or modify existing pricing methodologies, any of which may not ultimately be successful in attracting and retaining merchants, consumers, or Dashers. Further, our consumers’ price sensitivity may vary by geographic location, and as we expand, our pricing methodologies may not enable us to compete effectively in these locations. In particular, our continued international expansion may require us to change our pricing strategies and to adjust to different cultural norms, including with respect to consumer pricing and gratuities. While we do and will attempt to set prices based on our prior operating experience and merchant, consumer, and Dasher feedback and engagement levels, our assessments may not be accurate or there may be errors in the technology used in our pricing and we could be underpricing or overpricing our services. In addition, if the services on our platform change, then we may need to revise our pricing methodologies.

We face certain risks associated with our pay model for Dashers.

Our pay model for Dashers, particularly with respect to tips for Dashers, has previously led, and may continue to lead, to negative publicity, lawsuits, and government inquiries. For example, under our former Dasher pay model, we would increase the amount paid to Dashers on a delivery in cases when a consumer left little or no tip. Although this “boost” pay was intended to help Dashers by making every delivery economically worthwhile, it also had the unintended effect of causing some people to be under the misimpression that not all tips were being received by Dashers. Government authorities have also brought claims against us related to our former Dasher pay model and may bring similar claims in the future. For example, on November 19, 2019, the District of Columbia filed an action in the Superior Court of the District of Columbia alleging violations of the District of Columbia’s Consumer Protection Procedures Act with respect to our former Dasher pay model and on November 24, 2020, the parties filed a joint motion for entry of consent order and judgment to resolve the litigation. We could face similar claims related to our former Dasher pay model from other government authorities in the future.

The incorrect understanding or perception of our former Dasher pay model by some led, and may continue to lead, to some consumers providing lower tips, or no tips at all, to Dashers, which could impact the amount that Dashers are able to earn on our platform and our ability to attract and retain Dashers. We have also launched, and may in the future launch, certain changes to the rates and fee structure for Dashers that utilize our platform, which may not ultimately be successful in attracting and retaining Dashers. For example, in September 2019, we changed our Dasher pay model to include (i) a base pay amount for each order, which depends on the estimated time, distance, and desirability of the order, (ii) promotions for orders that meet certain conditions, including bonuses for Dashers who meet specific goals, and (iii) tips from consumers, which Dashers receive 100% of on top of base pay and promotions. The base pay amount, any promotions, and any tips that the consumer chooses to include at checkout are shown to Dashers when they are offered a delivery.

We increased the amount we pay to Dashers per order when we changed to our current pay model, but our current Dasher pay model may also cause less consistency in earnings across deliveries in some cases. Further, this pay model may lead to negative publicity related to perceptions of the complexity of the pay model, inconsistency in earnings for Dashers, and lack of flexibility in the ways consumers can leave tips, and as a result, we may not be successful in attracting and retaining merchants, consumers, and Dashers. In the future, based on a variety of factors, including legal and regulatory changes, we may change our pay model again. Our current pay model, and any future changes to our pay model or our ability to cost-effectively acquire and retain Dashers, could result in an increase to the fees we charge to consumers, which in turn could affect our ability to attract and retain consumers, and could adversely affect our business, financial condition, and results of operations.

Further, while we maintain that Dashers that utilize our platform are independent contractors, there is a risk that Dashers may be reclassified as employees under federal or state law. As discussed further below, we have been involved in and continue to be involved in numerous legal proceedings related to Dasher classification, and such proceedings have increased in volume since the California Supreme Court’s 2018 ruling in Dynamex Operations West, Inc. v. Superior Court, or Dynamex, including an action brought by the San Francisco District Attorney in June 2020. In addition, an increasing number of jurisdictions are considering implementing standards similar to the test set forth in Dynamex to determine worker classification. For example, the California Legislature passed legislation, California Assembly Bill 5, or AB 5, and it was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. We, along with certain other companies, supported a campaign for a 2020 ballot initiative in California to address AB 5 and preserve flexibility for Dashers, or the 2020 California ballot initiative. As of December 3, 2020, unofficial election results indicate that this initiative is likely to pass. In such case, certain provisions regarding compensation, along with certain other requirements, will become applicable to us and Dashers in California and our costs related to Dashers will increase in California, which could lead us to charge higher fees and commissions, which in turn could result in lower order volumes. As such, the passage of the 2020 California ballot initiative is likely to have an adverse impact on our results of operations. In addition, several other states where we operate may be considering adopting legislation similar to the 2020 California ballot initiative, which we would expect to increase our costs related to Dashers in such jurisdictions and could also adversely impact our results of operations. Even with the passage of the 2020 California ballot initiative and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. In addition, we could face further challenges to the classification of Dashers that utilize our platform as independent contractors as other states where we operate are considering adopting similar legislation or regulations. A reclassification of Dashers or delivery service providers using a local logistics platform as employees could require us to revise our pricing methodologies and pay model to account for such a change to Dasher classification, and to make other substantive internal adjustments to account for any transition of a Dasher to an employment position, which would have an adverse impact on our business, financial condition, and results of operations.

We are committed to expanding our platform and enhancing the DoorDash experience, which may not maximize short-term financial results and may yield results that conflict with the market’s expectations, which could result in our stock price being adversely affected.

We are passionate about expanding our platform and continually enhancing the DoorDash experience, with a focus on driving long-term engagement through innovation, the expansion of our platform and services, and providing high-quality support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the DoorDash experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected.

If we fail to manage our growth effectively, our brand, business, financial condition, and results of operations could be adversely affected.

Since 2013, we have experienced rapid growth in our employee headcount, the number of users on our platform, our geographic reach, and our operations, and we expect to continue to experience growth in the future. For example, the number of our full-time employees has increased from 1,032 as of December 31, 2018 to 2,600 as of December 31, 2019. Employee growth has occurred both at our San Francisco headquarters and in a number of our offices across the United States and internationally. This growth has placed, and may continue to place, substantial demands on management and our operational and financial infrastructure. For example, in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and could cause a decline in the price of our Class A common stock. We will need to continue to improve our operational and financial infrastructure in order to manage our business effectively and accurately report our results of operations.

As with many companies in our growth stage, a majority of our employees have been with us for fewer than 24 months. We have made, and intend to continue to make, substantial investments in our technology, customer service, and sales and marketing infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate a large number of new employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel, and maintain user satisfaction. Additionally, if we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could adversely affect our reputation and brand, business, financial condition, and results of operations.

Growth of our business will depend on a strong reputation and brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of merchants, consumers, and Dashers and our ability to increase their level of engagement.

We believe that building a strong reputation and brand and continuing to increase the strength of the local network effects among the merchants, consumers, and Dashers that use our platform are critical to our ability to attract and retain all three constituencies and increase their engagement with our platform and will only become more important as competition in our industry further intensifies. Successfully maintaining, protecting, and enhancing our reputation and brand and increasing the local network effects of our platform will depend on the success of our marketing efforts, our ability to provide consistent, high-quality services and support, and our ability to successfully secure, maintain, and defend our rights to use the “DoorDash” mark, our logo, and other trademarks important to our brand, as well as a number of other factors, many of which are outside our control. We believe that our paid marketing initiatives have been critical in promoting awareness of our platform, which in turn drives new consumer growth and engagement, but future marketing efforts may not be successful or cost-effective. Our consumers have a wide variety of options for delivery of goods, including other local logistics platforms and services, and consumer preferences may also change from time to time. To expand our consumer base, we must appeal to new consumers who may have historically used other methods of delivering goods or other local logistics platforms.

Our reputation, brand, and ability to build trust with existing and new merchants, consumers, and Dashers may be adversely affected by complaints and negative publicity about us, our platform, merchants, and Dashers that utilize our platform or our competitors’ platforms, even if factually incorrect or based on isolated incidents. Negative perception of our platform or company may harm our reputation, brand, and local network effects, including as a result of:

•	complaints or negative publicity about us, our platform, Dashers, merchants, consumers, or our policies and guidelines, including Dasher pay;

•	missing or incorrect items, inaccurate orders, or cancelled orders;

•	fraud;

•	illegal, negligent, reckless, or otherwise inappropriate behavior by users or third parties;

•	food tampering or inappropriate or unsanitary food preparation, handling, or delivery;

•	a pandemic or an outbreak of disease, such as the recent COVID-19 pandemic, in which constituents of our network become infected;

•	a failure to provide Dashers with a sufficient level of orders or to pay Dashers competitively;

•	a failure to offer consumers competitive pricing and delivery times;

•	a failure to provide a range of delivery options sought by consumers;

•	a failure to provide environmentally friendly delivery and packaging options;

•

actual or perceived disruptions to or defects in our platform or similar incidents, such as privacy or data security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact the reliability of our services;

•	litigation over, or investigations by regulators into, our platform;

•	users’ lack of awareness of, or compliance with, our policies;

•	changes to our policies that users or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;

•	a failure to comply with legal, tax, and regulatory requirements;

•	a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

•	a failure to operate our business in a way that is consistent with our values and mission;

•	inadequate or unsatisfactory user support experiences;

•	illegal or otherwise inappropriate behavior by our management team or other employees or contractors;

•	negative responses by merchants, consumers, or Dashers to new services on our platform;

•	a failure to register and prevent misappropriation of our trademarks;

•

perception of our treatment of employees, merchants, consumers, and Dashers and our response to employee, merchant, consumer, and Dasher sentiment related to political or social causes or actions of management; or

•	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

If we do not successfully develop, protect, and enhance our reputation and brand and increase the local network effects of our platform, our business may not grow, and we may not be able to compete effectively. If existing and new merchants and consumers do not perceive the delivery services provided by Dashers that utilize our platform to be reliable, safe, and affordable, or if we fail to offer new and relevant services and features on our platform, we may not be able to attract or retain merchants, consumers, or Dashers or to increase their use of our platform, any of which we expect would adversely affect our business, financial condition, and results of operations. In addition, changes we may make to enhance and improve our platform and balance the needs and interests of merchants, consumers, and Dashers that utilize our platform may be viewed positively from one group’s perspective but negatively from another group’s perspective, or may not be viewed positively by any group. If we fail to balance the interests of merchants, consumers, and Dashers or make changes that they view negatively, merchants, consumers, and Dashers may stop or reduce usage of our platform or use alternative platforms, any of which could adversely affect our reputation, brand, business, financial condition, and results of operations.

Unfavorable media coverage could harm our business, financial condition, and results of operations.

We are the subject of media coverage from time to time. Unfavorable publicity regarding our business model, pay model, user support, technology, platform changes, platform quality, delivery issues, privacy or security practices, or management team could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of merchants, consumers, and Dashers that utilize our platform, which could adversely affect our business, financial condition, and results of operations. For example, we have previously received negative media coverage related to the manner in which Dashers were compensated, in particular with respect to gratuities, and concerns related to food tampering and general food safety and quality, which has adversely affected our reputation and brand. As our platform continues to scale and public awareness of our brand increases, any future issues that draw media coverage could have an amplified negative effect on our reputation and brand. In addition, negative publicity related to key brands or influencers that we have partnered with may damage our reputation, even if the publicity is not directly related to us. Any negative publicity that we may receive could diminish confidence in, and the use of, our platform, which could adversely affect our business.

We have been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived security or privacy breach could interrupt our operations, harm our brand, and adversely affect our reputation, brand, business, financial condition, and results of operations.

Our business involves the collection, storage, processing, and transmission of personal data and other sensitive and proprietary data of our merchants, consumers, and Dashers. Additionally, we maintain sensitive and proprietary information relating to our business, such as our own proprietary information and personal data relating to our employees. An increasing number of organizations, including large online and off-line merchants and businesses, other large Internet companies, financial institutions, and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. In addition, these incidents can originate on our vendors’ websites, which can then be leveraged to access our website, further preventing our ability to successfully identify and mitigate the attack. We have previously experienced these types of breaches and other incidents. For example, in September 2019, we reported an incident affecting one of our vendors that resulted in the unauthorized acquisition of certain Dashers’ driver licenses as well as data related to certain of our consumers. This incident has resulted in regulatory inquiries and is the subject of litigation. To date, this incident has not resulted in a material loss of revenue or the incurrence of material expenses. We have undertaken steps to enhance our data security and governance program, which include adding additional protective security layers around the data, improving security protocols that govern access to our systems, and bringing in outside expertise to increase our ability to identify and repel threats. We cannot assure you that all potential causes of the incident have been identified and remediated or will not lead to recurrence or similar incidents. While we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to this incident.

Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy- and security-related incidents. Unauthorized parties have in the past gained access, and may in the future gain access, to systems or facilities used in our business through various means, including gaining unauthorized access into our systems or facilities or those of merchants, consumers, and Dashers that utilize our platform, attempting to fraudulently induce our employees, merchants, consumers, Dashers, or others into disclosing user names, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology, or IT, systems, or attempting to fraudulently induce our employees, merchants, or others into manipulating payment information, resulting in the fraudulent transfer of funds to bad actors.

In addition, users on our platform could have vulnerabilities on their own devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. We have previously experienced incidents of fraud on our platform that we believe involve credential stuffing attacks, which we have been unable to detect or prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

Although we have developed systems and processes that are designed to protect the data of merchants, consumers, and Dashers that utilize our platform, protect our systems, prevent data loss, and prevent other security breaches and security incidents, these security measures have not fully protected our systems in the past and cannot guarantee security in the future. The IT and infrastructure used in our business may be vulnerable to cyberattacks or security breaches, and third parties may be able to access data, including personal data and other sensitive and proprietary data of merchants, consumers, and Dashers, our employees’ personal data, or our other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident. Although we have policies restricting the access to the personal information we store, there is a risk that these policies may not be effective in all cases.

Any actual or perceived breach of privacy, or any actual or perceived security breach or other incidents, could interrupt our operations, result in our platform being unavailable, result in loss or improper access to, or acquisition or disclosure of, data, result in fraudulent transfer of funds, harm our reputation, brand, and competitive position, damage our relationships with third-party partners, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that our security measures are inadequate could lead to loss of merchant, consumer, or Dasher confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. Further, any cyberattacks or actual or perceived security and privacy breaches and other incidents directed at, or suffered by, our competitors could reduce confidence in our industry as a whole and, as a result, reduce confidence in us. We also expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. We cannot be certain that our insurance coverage will be adequate for data handling or data security costs or liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

The markets for local food delivery logistics and our other delivery logistics services are still in relatively early stages of growth, and if these markets do not continue to grow, grow slower than we expect, or fail to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.

The local food delivery logistics market has grown rapidly since we launched our local logistics platform in 2013, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all. In addition, the market for the other delivery logistics services we facilitate, such as grocery delivery services, is also relatively nascent, and it is uncertain whether demand for grocery delivery services or other delivery logistics services we may facilitate in the future will continue to grow and achieve wide market acceptance, if at all. Our success will depend to a substantial extent on the willingness of people to widely adopt local food delivery logistics and the other delivery logistics services we facilitate. If the public does not perceive these services as beneficial, or chooses not to adopt them as a result of concerns regarding safety, affordability, or for other reasons, whether as a result of incidents on our platform or on our competitors’ platforms or otherwise, or instead adopts alternative solutions that may arise, then the market for our platform may not further develop, may develop slower than we expect, or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activity of merchants, consumers, or Dashers, whether or not occurring while using our platform, could expose us to liability and adversely affect our business, brand, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activities by merchants, consumers, or Dashers, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, our platform or individuals who are intentionally impersonating consumers or Dashers or the activities of Dashers while making deliveries to our consumers, have occurred, and in the future may occur, which could adversely affect our brand, business, financial condition, and results of operations. These activities include food tampering, inappropriate or unsanitary food preparation, handling, or delivery, assault, battery, theft, unauthorized use of credit and debit cards or bank accounts, sharing of consumer accounts, and other misconduct. Such activities may result in injuries, property damage, or loss of life for consumers and third parties, or business interruptions, reputational and brand damage, or other significant liabilities for us.

We have in the past incurred, and may in the future incur, losses from various types of fraud, including use of stolen or fraudulent credit card data, referral fraud by both consumers and Dashers, fraud with respect to background checks, attempted payments by consumers with insufficient funds, fraud committed by consumers in concert with Dashers, and account takeovers of Dasher accounts by bad actors. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information, or payment information and unauthorized acquisition or use of credit or debit card details, bank account information, and mobile phone numbers. Under current credit card practices, we may be liable for orders facilitated on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction. Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action, and lead to expenses that could adversely affect our business, financial condition, and results of operations.

While we have implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring and such conduct could expose us to liability, including through litigation, or adversely affect our brand or reputation. For example, Dashers whose accounts we have deactivated from our platform may nevertheless find a way to create a new account on our platform and perform deliveries. At the same time, if the measures we have taken to guard against these illegal, improper, or otherwise inappropriate activities, such as our requirement that all Dashers undergo a background check, are too restrictive and inadvertently prevent Dashers and consumers otherwise in good standing from using our platform, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and engagement of the number of Dashers and consumers on our platform and their use of our platform could be adversely affected. In addition, our ability to adopt measures to anticipate, identify, and address illegal, improper, or otherwise inappropriate activity may be particularly limited with our Self-Delivery service, which enables merchants on our Marketplace to fulfill orders with their own delivery fleets. These delivery providers are retained directly by merchants, and as a result, we do not conduct background checks on such providers or engage in any of the other activities that are a part of the typical onboarding process for Dashers on our platform. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform or on our competitors’ platforms, could adversely affect our reputation and brand or public perception of our industry as a whole, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

Our platform facilitates deliveries to consumers from non-partner merchants, and we face certain risks associated with these deliveries.

We aim to have a broad selection of merchants on our platform, which includes facilitating deliveries to consumers from non-partner merchants. Facilitating deliveries from non-partner merchants is generally less operationally efficient than doing so with partner merchants, as our platform is not integrated with non-partner merchants’ systems. For example, for orders with most partner merchants, Dashers have an expedited checkout process that does not require a separate payment in store, but for orders with non-partner merchants, Dashers may have to place and pay for the order separately in store. As a result, we generally experience higher operational expenses for each order, more time and manual processes needed to place each order, and a higher likelihood of errors. Further, we sometimes unintentionally incorrectly price non-partner goods on our platform as a result of inaccuracies that occur when capturing menu prices. The occurrence of any errors, delays with orders, or other problems associated with facilitating deliveries with non-partner merchants could create a negative perception of our platform and cause damage to our reputation and brand. While our goal is to convert non-partner merchants into partner merchants, our inability to do so at a sufficiently high rate, or at all, could adversely affect our business, financial condition, and results of operations.

Further, some non-partner merchants may not want to be included on our platform and may request to be removed. While we honor these requests, removing non-partner merchants impacts our ability to provide a broad selection of merchants. In addition, there is a risk that non-partner merchants bring legal claims against us relating to their inclusion on our platform. For example, in 2015, In-N-Out Burger filed a complaint against us claiming unfair competition, among other claims, and sought a permanent injunction to stop us from delivering their food. There is also a risk that state or local law is enacted to prevent platforms like ours from including non-partners on the platform. For example, the California Legislature passed legislation, California Assembly Bill 2149, or AB 2149, which has been signed into law by Governor Gavin Newsom and will become effective on January 1, 2021. AB 2149 would prohibit, among other things, food delivery logistics platforms from facilitating deliveries from restaurants in California without the restaurants’ prior consent. Similar prohibitions have also been enacted in Louisiana, Denver, Colorado, and Tucson, Arizona and are being contemplated in other jurisdictions. Beyond regulatory restrictions, we may also adopt internal policies that limit or prohibit the facilitation of deliveries from merchants without their prior consent. For example, in November 2020, we adopted internal policies pursuant to which we generally do not add new non-partner restaurants on our platform in the United States and such policies require the use of disclaimers with existing non-partner restaurants on our platform in the United States to inform consumers that such restaurants are not partnered with DoorDash. In the future, based on a variety of factors, including legal and regulatory changes, we may continue to revise and update our internal policies related to non-partner restaurants and other merchants. To the extent we are required or we choose to remove non-partner merchants for any reason, this will adversely affect our ability to attract and retain consumers and could directly and adversely affect our business, financial condition, and results of operations.

If we do not continue to innovate and further develop our platform, our platform developments do not perform, or we are not able to keep pace with technological developments, we may not remain competitive and our business and results of operations could suffer.

Our success depends in part on our ability to continue to innovate and further develop our platform. To remain competitive, we must continuously enhance and improve the functionality and features of our platform, including our website and mobile applications and the suite of merchant services that we offer through our platform. If we fail to expand the suite of merchant services that we offer through our platform, or if we fail to continuously enhance and improve our existing merchant services, our ability to retain and acquire merchants could be adversely affected. If competitors introduce new offerings embodying new technologies, or if new industry standards and practices emerge, our existing technology, services, website, and mobile applications may become obsolete. Our future success could depend on our ability to respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

We have scaled our business rapidly and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced platform features and services or if our recently introduced offerings do not perform in accordance with our expectations, the merchants, consumers, and Dashers that utilize our platform may forego the use of our services in favor of those of our competitors.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our platform is important to our ability to grow our business and to attract new merchants, consumers, and Dashers and can be costly. We believe that much of the growth in the number of merchants, consumers, and Dashers that utilize our platform is attributable to our paid marketing initiatives. Our marketing efforts currently include referrals, affiliate programs, free or discount trials, partnerships, display advertising, television, billboards, radio, video, direct mail, social media, email, podcasts, hiring and classified advertisement websites, mobile “push” communications, search engine optimization, and keyword search campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, we expect that our business, financial condition, and results of operations would be adversely affected.

Any failure to offer high-quality support may harm our relationships with merchants, consumers, and Dashers and could adversely affect our business, financial condition, and results of operations.

Our ability to attract and retain merchants, consumers, and Dashers is dependent in part on our ability to provide high-quality support. Merchants, consumers, and Dashers depend on our support organization to resolve any issues relating to our platform. We rely on third-parties to provide some support services and our ability to provide effective support is partially dependent on our ability to attract and retain third-party service providers who are not only qualified to support users of our platform but are also well versed in our platform. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, as we continue to grow our international business and the number of international users on our platform, our support organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and results of operations.

If we fail to maintain or improve the cost-effectiveness of our local logistics platform, our business, financial condition, and results of operations could be adversely affected.

Our ability to provide a cost-effective local logistics platform depends on a number of factors, including Dasher efficiency and Dasher pay. Dasher efficiency relies on the technology that powers our local logistics platform and while we continue to make significant investments to improve the efficiency and sophistication of our technology, including enhancements to demand prediction, forecasting food preparation times at merchants, and optimizing our routing and batching algorithms, there is no guarantee that such efforts will be successful and produce the resulting gains in efficiency to our platform that we expect, or at all. Dasher pay is a major component of the cost of our business and subject to a number of risks, including changes to our Dasher pay model. The cost effectiveness of our local logistics platform would also be adversely affected if our operational and technological improvements do not reduce the number of defective orders and accordingly our cost of revenue and refunds and credits. If we are unable to maintain or improve the cost effectiveness of our local logistics platform, including with respect to Dasher efficiency and Dasher pay, our business, financial condition, and results of operations could be adversely affected.

We experience significant seasonal fluctuations in our financial results, which could cause our Class A common stock price to fluctuate.

Our business is highly dependent on consumer spending and Dasher behavior patterns that have an impact on our growth and expenses. We generally experience changes in consumer activity over the course of the calendar year, although our rapid growth and the impact of the COVID-19 pandemic has made, and may continue to make, seasonal fluctuations difficult to detect. For example, consumer activity can be impacted by colder or more inclement weather, which typically increases consumer demand, and warmer or sunny weather, which typically decreases consumer demand. In addition, the number of available Dashers generally decreases during periods of inclement weather, but consumer demand during these times requires us to have more Dashers available to fulfill orders. During these times, we rely on incentive pay to attract sufficient Dashers to maintain the quality of our platform, which increases our costs. Further, severe weather in certain areas can cause businesses, including restaurants, to close, and make it impossible for Dashers to make deliveries if roads are closed or difficult to drive on. In addition, we benefit from increased order volume in our campus markets when school is in session, and we experience a decrease in order volume when school is not in session and during summer breaks and other vacation periods, causing a similar decrease in Dasher pay. Seasonality will likely cause fluctuations in our financial results on a quarterly basis. In addition, other seasonal trends may develop and the existing seasonal trends that we experience may become more pronounced and contribute to fluctuations in our results of operations as we continue to scale and our growth slows. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors.

The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.

Our performance is subject to economic conditions and their impact on levels of consumer spending. Some of the factors having an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the recent COVID-19 pandemic. Further, small businesses that do not have substantial resources, like some of the merchants on our platform, tend to be more adversely affected by poor economic conditions than large businesses. If merchants on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, we may not be able to provide consumers with sufficient merchant selection, and they may be less likely to use our platform. This risk is particularly pronounced with restaurants, as each year a significant percentage of restaurants go out of business, and in markets where we have fewer merchants. In addition, because spending for purchases from many of the merchants on our platform is generally considered to be discretionary, we expect that any decline in consumer spending would have a disproportionate effect on our business relative to those businesses that sell products or services considered to be necessities. If spending at the merchants on our platform declines, consumers may be less likely to use our platform, which could adversely affect our business, financial condition, and results of operations.

We may face difficulties as we expand our operations into new local markets in which we have limited or no prior operating experience.

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new local markets. It may be difficult for us to understand and accurately predict consumer preferences and purchasing habits in these new local markets. In addition, each market has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate, the pool of Dashers that are available, and our costs associated with insurance, support, fraud, and onboarding new Dashers. In addition, each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive services than alternative options and our ability to efficiently attract and retain merchants, consumers, and Dashers, all of which affect our sales, results of operations, and key business metrics. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the local markets where we operate. If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We have started expanding our presence internationally. We launched our platform in Canada in 2015 and in Australia in 2019, and we expect to expand our international operations. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•	an inability to attract merchants, consumers, and Dashers;

•	competition from local incumbents that better understand the local market, may market and operate more effectively, and may enjoy greater local affinity or awareness;

•	differing demand dynamics, which may make our platform less successful;

•	complying with varying laws and regulatory standards, including with respect to labor and employment, data privacy, tax, and local regulatory restrictions;

•	obtaining any required government approvals, licenses, or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

•

public health concerns or emergencies, such as the recent COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which we operate or may operate in the future; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, and trade and economic sanctions.

If we or our partners fail to develop and successfully commercialize autonomous or drone delivery technologies or fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, change our cost structure materially, are inferior to those of our competitors, or are perceived as less safe than those of our competitors or non-autonomous or non-drone delivery methods, our business, financial condition, and results of operations could be adversely affected.

We believe that autonomous and drone delivery technologies may have the ability to meaningfully impact our industry. We have invested and we expect to continue to invest in research and development related to autonomous and drone delivery technologies, either directly or in partnership with companies that develop such technologies. While we believe that autonomous and drone delivery could present substantial opportunities, the development of such technologies is expensive and time-consuming and may not be successful. Autonomous and drone delivery technologies involve significant risks and liabilities. Failures of our or our partners’ autonomous or drone delivery technologies could generate substantial liability, create negative publicity, or result in regulatory scrutiny, all of which could have an adverse effect on our reputation, brand, business, results of operations, and prospects. Even if our or our partners’ efforts to develop autonomous and drone delivery technologies are successful, such efforts may not be cost-effective and there is no guarantee that such technologies can reduce our current costs of facilitating on-demand delivery services. Further, several other companies, including Uber and Amazon, are also developing autonomous and drone delivery technologies, either themselves or through collaborations, and we expect that they will use such technology to further compete with us in the local logistics industry. Certain competitors may commercialize autonomous and drone delivery technologies at scale before we or our partners do. In the event that our competitors bring autonomous or drone delivery to market before we do, or their technology is or is perceived to be superior to our or our partners’ technology, they may be able to leverage such technology to compete more effectively with us, which would adversely affect our business, financial condition, and results of operations. For example, if competitors develop autonomous and drone delivery technologies that successfully reduce the cost of facilitating delivery logistics services, these competitors could offer their services at lower prices as compared to the price available to consumers on our platform. If a significant number of consumers choose to use our competitors’ offerings over ours, our business, financial condition, and results of operations could be adversely affected.

Further, we expect that governments will develop regulations that are specifically designed to apply to autonomous and drone technologies. These regulations could include requirements that significantly delay or narrowly limit the commercialization of autonomous and drone technologies, limit the amount of autonomous and drone delivery on our platform, or impose significant liabilities on manufacturers or operators of these solutions or developers of these technologies. Moreover, these regulations may affect our or our partners’ ability to design and manufacture new autonomous or drone technologies. For example, commercial drone regulations adopted by the Federal Aviation Administration limit the altitude, available airspace, and weight of a drone and also the certification of remote pilots that can operate a drone for commercial purposes in the United States. If regulations of this nature continue to be implemented, we or our partners may not be able to commercialize autonomous and drone delivery technologies in the manner we expect, or at all. Further, if we or our partners are unable to comply with existing or new regulations or laws applicable to autonomous and drone solutions, we could become subject to substantial fines or penalties.

If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results of operations, and financial condition could be adversely affected.

As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement our business. For example, in October 2019, we acquired certain assets and liabilities from Square, Inc. related to Caviar, a marketplace focused on facilitating deliveries from premium restaurants. We have previously acquired and continue to evaluate targets that operate in relatively nascent markets, and as a result, there is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial revenue.

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

•	intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•	failure or material delay in closing a transaction;

•	transaction-related lawsuits or claims;

•	difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	difficulties in retaining merchants, consumers, and delivery service providers, as applicable, of an acquired company;

•	challenges with integrating the brand identity of an acquired company with our own;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

•

failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•	risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals;

•	theft of our trade secrets or confidential information that we share with potential acquisition candidates;

•	risk that an acquired company or investment in new services cannibalizes a portion of our existing business; and

•	adverse market reaction to an acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services, and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected.

We depend on our highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our employees, or if our new employees do not perform as we anticipate, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected.

Our future success will depend in part on the continued service of our founders, senior management team, key technical employees, and other highly skilled employees, including Tony Xu, our co-founder and Chief Executive Officer, and on our ability to continue to identify, hire, develop, motivate, and retain talented employees. We may not be able to retain the services of any of our employees or other members of senior management in the future. Also, all of our U.S.-based employees, including our senior management team and Mr. Xu, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.

We face intense competition for highly skilled employees, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled employees. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for this or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. Certain of our employees have received significant proceeds from sales of our equity in private transactions and many of our employees may receive significant proceeds from sales of our equity in the public markets following this offering, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity, and engagement could suffer, which could adversely affect our business, financial condition, and results of operations.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture, which promotes authenticity, empathy, support for others, and bias for action, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

•	the increasing size and geographic diversity of our workforce;

•	competitive pressures to move in directions that may divert us from our mission, vision, and values;

•	the continued challenges of a rapidly evolving industry;

•	the increasing need to develop expertise in new areas of business that affect us;

•	negative perception of our treatment of employees, merchants, consumers, and Dashers or our response to employee sentiment related to political or social causes or actions of management; and

•	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users.

Our business depends on users’ access to our platform via a mobile device or personal computer and the Internet. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our platform. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In recent periods, we have experienced rapid growth, and this growth has placed considerable strain on our IT and accounting systems, processes, and personnel. As a result, in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we and our independent registered public accounting firm identified occurred because (i) we had inadequate processes and controls to ensure an appropriate level of precision related to our revenue to cash reconciliation process, and (ii) we did not have sufficient resources with the adequate technical skills to meet the emerging needs of our financial reporting requirements.

To address this material weakness, we are hiring additional accounting, engineering, and business intelligence personnel and are implementing process level and management review controls to identify and address emerging risks. While we are undertaking efforts to remediate this material weakness, we cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts at this time. We can give no assurance that our efforts will remediate this deficiency in internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our Class A common stock.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. To address this material weakness, we are hiring additional accounting, engineering, and business intelligence personnel and implement process level and management review controls to identify and address emerging risks. While we are implementing a plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of the plan at this time. We can give no assurance that implementation of our plan will remediate this deficiency in internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience further deficiencies in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, additional weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our platform is accessible, which would adversely affect our business, reputation, financial condition, and results of operations.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and services. However, it may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable when merchants, consumers, and Dashers attempt to access it or it does not load as quickly as they expect or it experiences capacity constraints due to an overwhelming number of users accessing our platform simultaneously, users may seek other offerings, and may not return to our platform as often in the future, or at all. This would adversely affect our ability to attract merchants, consumers, and Dashers and decrease the frequency with which they use our platform. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, reputation, financial condition, and results of operations would be adversely affected.

Defects, errors, or vulnerabilities in our applications, backend systems, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates, sometimes multiple times per day. The third-party software that we incorporate into our platform may also be subject to errors or vulnerabilities. Any errors or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity, a loss of users or loss of revenue, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

The stock-based compensation expense related to our RSUs and other outstanding equity awards will result in increases in our expenses in future periods and we may also expend substantial funds to satisfy a portion of our tax withholding and remittance obligations that arise upon the initial vesting and/or settlement of certain of our RSUs, which may have an adverse effect on our financial condition and results of operations.

We have granted RSUs to our employees and directors, which generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions occurring before the award’s expiration date. The service-based vesting period is generally satisfied by the award holder providing services to us over a four-year period. The liquidity event-related performance vesting condition is satisfied on the earlier of: (i) a sale event for us or (ii) this offering. As of September 30, 2020, no stock-based compensation expense had been recognized for such RSUs because a qualifying event as described above was not probable. In connection with this offering, we will record cumulative stock-based compensation expense for those RSUs for which the service-based vesting condition was satisfied prior to this offering. If this offering had been completed on September 30, 2020, we would have recorded $243 million of cumulative stock-based compensation expense related to the RSUs for which the service-based vesting condition was satisfied on that date, and would have an additional $225 million of unrecognized stock-based compensation expense related to the RSUs that would be recognized over a weighted-average period of 3.14 years. In addition to stock-based compensation expense associated with the RSUs, as of September 30, 2020, we had unrecognized stock-based compensation expense of $24 million related to outstanding stock options which we expect to recognize over a weighted-average period of 1.76 years. Following the completion of this offering, the stock-based compensation expense related to our RSUs and other outstanding equity awards will result in increases in our expenses in future periods, in particular in the quarter in which the offering is completed.

In November 2020, our board of directors granted the CEO Performance Award, an RSU award under our 2014 Plan to Tony Xu covering 10,379,000 shares of our Class A common stock. We estimated the grant date fair value of the CEO Performance Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the achievement of certain price goals may not be satisfied. The average grant date fair value of the CEO Performance Award was estimated to be $36.02 per share, and we will recognize total stock-based compensation expense of approximately $380 million over the requisite service period of each of the nine separate tranches of the CEO Performance Award that are eligible to vest based on the achievement of certain stock price goals. If the achievement of these stock price goals are met sooner than the derived service period, we will adjust our stock-based compensation expense to reflect the cumulative expense associated with the vested award. We will recognize stock-based compensation expense if service is provided by Mr. Xu over the requisite service period, regardless of whether the stock price goals are achieved. See the section titled “Executive Compensation—CEO Performance Award “ for additional information about the CEO Performance Award.

Additionally, we may expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the initial vesting and/or settlement of certain of our RSUs. Our RSUs include RSUs for which the service-based vesting condition is expected to be satisfied prior to this offering and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering, which we refer to as the IPO Vested RSUs. The IPO Vested RSUs are expected to vest in connection with this offering and settle approximately 180 days following this offering, which date we refer to as the Settlement Date. Under U.S. tax laws, the employment tax withholding and remittance obligations for the IPO Vested RSUs arise in connection with the vesting of the IPO Vested RSUs, and the income tax withholding and remittance obligations arise in connection with the settlement of the IPO Vested RSUs.

Our RSUs also include RSUs for which the service-based vesting condition is expected to be satisfied after this offering but prior to the date that is approximately 90 days following this offering and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering, which we refer to as the Post-IPO Vested RSUs. The Post-IPO Vested RSUs will vest on the date the service-based vesting condition is satisfied following this offering and settle on a date promptly thereafter. We expect to collect the income tax and employment tax withholding obligations on the date the Post-IPO Vested RSUs settle.

To fund the tax withholding and remittance obligations arising in connection with the vesting of the IPO Vested RSUs, we will permit the holders of IPO Vested RSUs to elect from one of the following methods (the actual method that any individual holder of IPO Vested RSUs may have the right to elect may be different based on the holder’s current status with the company): (i) instruct us to withhold shares of our Class A common stock that would otherwise be issued with respect to such RSUs and use our cash (which may include cash generated from the proceeds of this offering) to pay the relevant tax authorities to satisfy such tax obligations as well as any income tax withholding obligations arising as a result of the settlement of such withheld shares, (ii) provide a cash payment to us on the withholding date, or (iii) receive a short-term loan from us, with interest that will accrue at the applicable federal rate, with the balance of the loan generally repayable from the proceeds of sale of shares into the market on the Settlement Date. Assuming all holders of IPO Vested RSUs elect to fund the tax withholding and remittance obligations arising in connection with the vesting of the IPO Vested RSUs by withholding shares of our Class A common stock that would otherwise be issued with respect to such RSUs and use our cash to pay the relevant tax authorities to satisfy such obligations, at an assumed tax rate of 6.97% (which is an assumed blended rate of the relevant tax withholding obligations with respect to such withheld shares at the time of vesting of the IPO Vested RSUs), we expect to withhold an aggregate of approximately 344,136 shares of our Class A common stock subject to the vesting of the IPO Vested RSUs and to pay an aggregate of approximately $32 million to the relevant tax authorities in cash shortly after the completion of this offering and in our fiscal quarter ending December 31, 2020.

To fund the income tax withholding and remittance obligations arising in connection with the settlement of the IPO Vested RSUs on the Settlement Date, we will either (i) withhold shares of our Class A common stock that would otherwise be issued with respect to such IPO Vested RSUs and pay the relevant tax authorities in cash (which may include cash generated from the proceeds of this offering) to satisfy such tax obligations or (ii) have the holders of such IPO Vested RSUs use a broker or brokers to sell a portion of such shares into the market on the Settlement Date, with the proceeds of such sales to be delivered to us for us to remit to the relevant taxing authorities, in order to satisfy such income tax withholding and remittance obligations. Assuming we elect to fund the income tax withholding and remittance obligations arising in connection with the settlement of the IPO Vested RSUs on the Settlement Date by withholding shares of our Class A common stock that would otherwise be issued with respect to such IPO Vested RSUs and use our cash to pay the relevant tax authorities to satisfy such obligations, at an assumed tax rate of 46.51% (which represents an estimated income tax withholding rate and disregarding any employment tax withholding arising in connection with the vesting of the IPO Vested RSUs for U.S. based employees, and a combined maximum tax rate for non-U.S. based employees), we expect to withhold an aggregate of 2,452,657 shares of our Class A common stock subject to the settlement of the IPO Vested RSUs and to pay approximately $227 million to the relevant tax authorities in our fiscal quarter ending June 30, 2021.

To fund the tax withholding and remittance obligations arising in connection with the vesting and settlement of the Post-IPO Vested RSUs, we will either (i) withhold shares of our Class A common stock that would otherwise be issued with respect to such Post-IPO Vested RSUs and pay the relevant tax authorities in cash (which may include cash generated from the proceeds of this offering) to satisfy such tax obligations or (ii) have the holders of such RSUs use a broker or brokers to sell a portion of such shares into the market on the applicable settlement date, with the proceeds of such sales to be delivered to us for us to remit to the relevant taxing authorities, in order to satisfy such tax withholding and remittance obligations. Assuming we elect to fund the tax withholding and remittance obligations arising in connection with the vesting and settlement of the Post-IPO Vested RSUs by withholding shares of our Class A common stock that would otherwise be issued with respect to such Post-IPO Vested RSUs and use our cash to pay the relevant tax authorities to satisfy such obligations, at an assumed tax rate of 47.49%, we expect to withhold an aggregate of 875,510 shares of our Class A common stock subject to the settlement of the Post-IPO Vested RSUs and to pay approximately $81 million to the relevant tax authorities in our fiscal quarter ending March 31, 2021.

The amounts in the previous three paragraphs above are based upon the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The actual amount of this obligation could be higher or lower, depending on the market price of shares of our Class A common stock on or about the applicable settlement date. For IPO Vested RSUs, (i) at the assumed tax rate of 6.97% (which is an assumed blended rate of the relevant tax withholding obligations), each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, would increase or decrease, as applicable, the amount of cash required to satisfy our tax withholding and remittance obligations related to the vesting and/or settlement of the IPO Vested RSUs arising in our fiscal quarter ending December 31, 2020 by less than $1 million and (ii) at the assumed tax rate of 46.51%, each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of cash required to satisfy our income tax withholding and remittance obligations related to the settlement of the IPO Vested RSUs arising in our fiscal quarter ending June 30, 2021 by approximately $2 million. For Post-IPO Vested RSUs, at the assumed tax rate of 47.49%, each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of cash required to satisfy our tax withholding and remittance obligations related to the vesting and/or settlement of the Post-IPO Vested RSUs arising in our fiscal quarter ending March 31, 2021 by approximately $1 million.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including our merchant, consumer, and Dasher counts and key business and non-GAAP metrics such as Total Orders, Marketplace GOV, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations. For example, the accuracy of our operating metrics could be impacted by fraudulent users of our platform, and further, we believe that there are consumers who have multiple accounts, even though this is prohibited in our Terms of Service and we implement measures to detect and prevent this behavior. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition, and results of operations would be adversely affected.

Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, key members of our management team have limited experience managing a public company.

As a public company, we will incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC, and the listing standards of the New York Stock Exchange. For example, the Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Risks Related to our Legal and Regulatory Environment

If Dashers are reclassified as employees under federal or state law, our business, financial condition, and results of operations would be adversely affected.

We are subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of Dashers that utilize our platform as independent contractors. The tests governing whether a Dasher is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. As referenced above, we maintain that Dashers that utilize our platform are independent contractors. However, Dashers may be reclassified as employees, especially in light of the evolving rules and restrictions on service provider classification and their potential impact on the local logistics industry. A reclassification of Dashers or other delivery service providers as employees would adversely affect our business, financial condition, and results of operations, including as a result of:

•

monetary exposure arising from, or relating to failure to, withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to the California Labor Code Private Attorneys General Act, or PAGA, and government fines;

•	injunctions prohibiting continuance of existing business practices;

•	claims for employee benefits, social security, workers’ compensation, and unemployment;

•	claims of discrimination, harassment, and retaliation under civil rights laws;

•	claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;

•

other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

•	harm to our reputation and brand.

In addition to the harms listed above, a reclassification of Dashers or other delivery service providers as employees would require us to significantly alter our existing business model and operations and impact our ability to add and retain Dashers to our platform and grow our business, which we would expect to have an adverse effect on our business, financial condition, and results of operations.

We have been involved in and continue to be involved in numerous legal proceedings related to Dasher classification, and such proceedings have increased in volume since the California Supreme Court’s 2018 ruling in Dynamex. We are currently involved in a number of putative class actions and representative actions brought, for example, pursuant to PAGA, and numerous individual claims, including those brought in arbitration or compelled pursuant to the terms of our independent contractor agreements to arbitration, challenging the classification of Dashers that utilize our platform as independent contractors. In addition, in June 2020, the San Francisco District Attorney filed a claim against us in the Superior Court of California, County of San Francisco, alleging that we misclassified Dashers as independent contractors as opposed to employees. This action is seeking both restitutionary damages and a permanent injunction that would bar us from continuing to classify Dashers as independent contractors. The San Francisco District Attorney is also seeking a preliminary injunction that would bar us from continuing to classify Dashers in California as independent contractors during the pendency of this case. The hearing related to the preliminary injunction is scheduled for February 3, 2021 and we expect to receive a judgment shortly thereafter. We believe we have meritorious defenses, despite the allegations of wrongdoing, and intend to defend ourselves vigorously in these matters. In addition, in 2017, we settled one classification matter in California on a class basis including claims raised under PAGA and are in the process of settling two similar classification matters in California. See the section titled “Business—Legal Proceedings” for additional information about these types of legal proceedings.

An increasing number of jurisdictions are considering implementing standards similar to the test set forth in Dynamex to determine worker classification. Further, the California Legislature passed AB 5 and it was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. We, along with certain other companies, supported a campaign for the 2020 California ballot initiative to address AB 5 and preserve flexibility for Dashers. As of December 3, 2020, unofficial election results indicate that this initiative is likely to pass. In such case, certain provisions regarding compensation, along with certain other requirements, will become applicable to us and Dashers in California and our costs related to Dashers will increase in California, which could lead us to charge higher fees and commissions, which in turn could result in lower order volumes. Depending on whether and how much we choose to increase fees and commissions, these increased costs could also lead to a lower Take Rate, defined as revenue expressed as a percentage of Marketplace GOV. The provisions resulting from the 2020 California ballot initiative that would become applicable to us include, but are not limited to, (i) net earnings (which excludes tips, tolls, and certain other amounts) to Dashers no less than a net earnings floor equal to (a) 120% of the minimum wage for a Dasher’s engaged time and (b) for Dashers using a motor vehicle, $0.30 per engaged mile (which amount shall be adjusted for inflation after 2021) and (ii) for Dashers averaging at least 15 hours per week of engaged time during a calendar quarter who subscribe to a qualifying health plan, payments to such Dashers of healthcare subsidies of varying dollar amounts depending on a Dasher’s engaged time per week. As such, the passage of the 2020 California ballot initiative is likely to have an adverse impact on our results of operations. In addition, several other states where we operate may be considering adopting legislation similar to the 2020 California ballot initiative, which we would expect to increase our costs related to Dashers in such jurisdictions and could also adversely impact our results of operations. Even with the passage of the 2020 California ballot initiative and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. Furthermore, if Dashers are determined to be employees in other states or under federal law, this could result in even higher increases to our costs related to Dashers, which would likely lead us to increase fees and commissions even more and may result in further lower order volumes. To the extent Dashers are determined to be employees under other state or federal law, we would be required to significantly alter our existing business model and operations, which would have an adverse impact on our business, financial condition, and results of operations.

We are subject to claims, lawsuits, investigations, and various proceedings, and face potential liability, expenses for legal claims, and harm to our business based on the nature of our business.

We face potential liability, expenses for legal claims, and harm to our business relating to the nature of our business generally, and with the food delivery services we facilitate in particular, including potential claims related to food offerings, delivery, and quality.

We are subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal, regulatory, and other administrative proceedings, including those involving personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, compliance with regulatory requirements, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations, and legal or regulatory proceedings as our business grows and as we deploy new services.

We are also subject to claims, lawsuits, and other legal proceedings seeking to hold us vicariously liable for the actions of merchants, consumers, and Dashers. For example, third parties could assert legal claims against us in connection with personal injuries related to food poisoning, tampering, or other food safety issues or accidents caused by Dashers that utilize our platform. We have incurred expenses to settle personal injury claims, which we sometimes choose to settle for reasons including expediency, protection of our reputation, and to prevent the uncertainty of litigating, and we expect that such expenses will continue to increase as our business grows and we face increasing public scrutiny. In addition, we could be subject to legal claims relating to the sale of alcoholic beverages or alcohol consumption. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any consumers, Dashers, or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition, and results of operations.

Reports, whether true or not, of food-borne illnesses (such as E. Coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis, or salmonella) and injuries caused by food tampering or inappropriate or unsanitary food preparation, handling, or delivery, or other food safety incidents have led to potential legal claims against, and severely injured the reputations of, participants in the food business and could do so in the future as well. Further, if any such report were to affect one or more of the merchants on our platform that generate a significant percentage of our overall Marketplace GOV, it could seriously harm our business. The potential for acts of terrorism on the U.S. or international food supply also exists and, if such an event occurs, it could harm our business and results of operations. Further, food that is ordered through our platform could be subject to a recall, but we may have limited ability, if any, to ensure compliance with a food recall. In addition, reports of food-borne illnesses, food recalls, food tampering, or inappropriate or unsanitary food preparation, handling, or delivery, even those occurring solely at merchants that are not on our platform, could, as a result of negative publicity about the restaurant or grocery industry, adversely affect our business, financial condition, and results of operations.

We also face potential liability and expense for claims, including class, collective, and other representative actions, by or relating to Dashers regarding, among other things, the classification of Dashers that utilize our platform as well as our Dasher pay model, including claims regarding disclosures we make with respect to sales tax, service fees, delivery fees, and gratuities, the process of signing up to become a Dasher, including the background check process, and the nature and frequency of our communications to Dashers via email, text, or telephone. In addition, we also face potential liability and expense for claims, including class actions, by consumers relating to, among other things, our Dasher pay model, including claims regarding disclosures we make with respect to sales tax, service fees, delivery fees, and gratuities, the local food delivery logistics services we facilitate, discrepancies between the menus on our website and consumer mobile application and the menus at the restaurant from which the food is delivered, including discrepancies in menu items and the prices of such items and taxes on such items, and the nature and frequency of our marketing communications to consumers via email, text, or telephone. See the section titled “Business—Legal Proceedings” for additional information about these types of legal proceedings.

In addition, we face potential liability and expense for claims relating to the information that we publish on our website and mobile applications, including claims for trademark and copyright infringement, defamation, libel, and negligence, among others. We also face potential liability and expense for claims arising from a data security incident, including claims regarding the adequacy and timeliness of our response to such an incident and our notification to affected consumers and Dashers.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

In addition, we include arbitration and class action waiver provisions in our terms of service with the merchants, consumers, and Dashers that utilize our platform. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure. Additionally, we permit certain users of our platform to opt out of such provisions, which could also cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, we could experience an increase in our costs to litigate disputes and the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, and results of operations.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to businesses like ours is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to local logistics businesses generally.

In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and results of operations.

We are subject to indirect taxes, such as payroll, sales, use, value-added, and goods and services taxes in the United States, Canada, and Australia, and we may face various indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about, or challenge or disagree with, our calculation, reporting, or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage merchants, consumers, and Dashers from utilizing our offerings, or could otherwise harm our business, financial condition, and results of operations. Further, even where we are collecting taxes and remitting them to the appropriate authorities, we may fail to accurately calculate, collect, report, and remit such taxes. Additionally, if merchants try to pass along increased additional taxes and raise prices to consumers, order volume may decline. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition would be harmed.

Under state tax law, we may be deemed responsible for collecting and remitting sales taxes directly to certain states. Our responsibility for these taxes may be applicable to past sales and could be applicable to the cost of goods or fees charged on our platform. A successful assertion that we should be collecting additional sales, use, or other taxes or remitting such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses. These taxes could also increase the cost for consumers using our platform. Any of the foregoing would adversely affect our business, financial condition, and results of operations.

Additionally, one or more states, localities, or other taxing jurisdictions may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect, and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have enacted laws that would require tax reporting, collection, or tax remittance on items sold online. Requiring tax reporting or collection could decrease merchant, consumer, or Dasher activity, which would harm our business. This new legislation could require us or Dashers to incur substantial costs in order to comply, including costs associated with tax calculation, collection, and remittance and audit requirements, which could make our offerings less attractive and could adversely affect our business, financial condition, and results of operations.

Also, federal tax rules generally require payors to report payments to unrelated parties to the IRS. Under certain circumstances, a failure to comply with such reporting obligations may cause us to become liable to withhold a percentage of the amounts paid to Dashers and merchants and remit such amounts to the taxing authorities. Due to the large number of Dashers and merchants, and the amounts paid to each, process failures with respect to these reporting obligations could result in financial liability and other consequences to us if we were unable to remedy such failures in a timely manner.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely affect our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income taxes in the United States and certain foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, and the valuation of deferred tax assets. Increases in our effective tax rate would reduce profitability or increase losses.

As we expand the scale of our international business activities, any changes in the United States or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations.

We have been subject to examination, and may be subject to examination in the future, by federal, state, local, and foreign tax authorities on income, employment, sales, and other tax matters. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on our business, financial condition, and results of operations. Certain risks relating to employment taxes and sales taxes are described in more detail under “ —If Dashers are reclassified as employees under federal or state law, our business, financial condition, and results of operations would be adversely affected.” and “—Taxing authorities may successfully assert that we have not properly collected, or in the future should collect, sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.”

On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. However, since we have recorded a full valuation allowance against our deferred tax assets, these changes did not have a material impact on our consolidated financial statements. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had accumulated $780 million and $576 million of federal and state net operating loss carryforwards, or NOLs, respectively, available to reduce future taxable income, which will begin to expire in 2033 for federal and 2026 for state tax purposes. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering.

Under the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but net operating losses arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, net operating losses from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of net operating losses from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2019. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2019.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and tax credits.

Our business is subject to a variety of U.S. laws and regulations, including those related to worker classification, Dasher pay, and pricing and commissions, many of which are unsettled and still developing, and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations.

The local delivery logistics industry and our business model are relatively nascent and rapidly evolving. We are subject to a variety of laws in the United States and other jurisdictions, including those related to worker classification, Dasher pay, and pricing and commissions. Laws, regulations, and standards governing issues such as worker classification, labor and employment, anti-discrimination, food safety, alcoholic beverages, online credit card payments, gratuities, pricing and commissions, text messaging, subscription services, intellectual property, data retention, privacy, data security, consumer protection, background checks, website and mobile application accessibility, and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws, and whether they are applicable to us, are often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies. We have been proactively working with state and local governments and regulatory bodies to ensure that our platform is available broadly in the United States and Canada.

Additionally, laws relating to the potential liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities in the United States at the federal and state level are considering a number of legislative and regulatory proposals concerning privacy and other matters that may be applicable to our business. It is also likely that if our business grows and evolves and our services are used in a greater number of geographies, we would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to our business and the new laws to which it may become subject.

Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general, and companies engaged in dealings with independent contractors. Regulatory and administrative bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business, including by changing employment-related laws or by regulating or capping the commissions businesses like ours agree to with merchants or the fees that we may charge consumers. For example, in connection with the COVID-19 pandemic, jurisdictions across the United States, including New Jersey, Washington, jurisdictions within Los Angeles County, California, San Francisco, California, Chicago, Illinois, and New York, New York, have implemented temporary commission caps on local food delivery logistics platforms. These commission caps have had in the past, and are likely to have in the future, an adverse effect on our results of operations. These commission caps have also caused, and may in the future cause, us to increase the fees we charge to consumers, though we are aware of one jurisdiction which has adopted explicit prohibitions against doing so in connection with commission caps, which could further increase our costs. With the continued duration of COVID-19, we expect these existing commission caps to persist in the near term and for additional jurisdictions where we operate to implement similar caps. If any of these events occur, or if commission caps are retained after the COVID-19 pandemic subsides, our business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another, which creates additional challenges to managing our business.

Our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where we may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of merchants, consumers, and Dashers to use our platform.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, including any future laws or obligations that we may not be able to anticipate at this time, we could be adversely affected, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain services or platform features, which would adversely affect our business. Any failure to comply with applicable laws and regulations could also subject us to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, and other enforcement actions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability are also expected to adversely affect our business, financial condition, and results of operations.

We are subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and other anticorruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives, and agents who are acting on our behalf. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and our employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible, and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

Government regulation of the Internet, mobile devices, and e-commerce is evolving, and unfavorable changes could substantially adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the Internet, mobile devices, and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services, and increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, broadband residential Internet access, and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use, and other taxes, libel, and personal privacy apply to the Internet and e-commerce. In addition, as we continue to expand internationally, it is possible that foreign government entities may seek to censor content available on our mobile applications or website or may even attempt to block access to our mobile applications and website. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business, and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect our business.

We receive, transmit, and store a large volume of personally identifiable information and other data relating to the users on our platform, as well as other personally identifiable information and other data relating to individuals such as our employees. Numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Law, Australia’s Privacy Act, the Telephone Consumer Protection Act of 1991, or the TCPA, Section 5 of the Federal Trade Commission Act, and effective as of January 1, 2020, the California Consumer Privacy Act, or the CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another. For example, the CCPA, which went into effect on January 1, 2020, among other things, requires new disclosures to California consumers and affords such consumers new abilities to opt out of certain sales of personal information. The CCPA provides for fines of up to $7,500 per violation. Aspects of the CCPA and its interpretation and enforcement remain uncertain. The effects of this legislation potentially are far-reaching and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. The CCPA has been amended on multiple occasions, and it is unclear whether it will be further amended. For example, there was a ballot initiative in California for the California Privacy Rights Act, or CPRA. If approved by California voters, this would significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. As of December 3, 2020, unofficial election results indicate that this initiative is likely to pass. In such case, the CPRA will create obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. We will continue to monitor developments related to the CPRA. The effects of this legislation potentially are far-reaching, however, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. The CCPA and other changes in laws or regulations relating to privacy, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our platform, require significant changes to our operations, or even prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law,

regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the CCPA imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our third-party providers or merchants on our platform, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data relating to Dashers, consumers, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing Dashers and consumers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. For example, the TCPA restricts telemarketing and the use of automated SMS text messages without proper consent. This has resulted, and may in the future result, in civil claims against us. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability and our business, financial condition, and results of operations could be adversely affected.

Our reported results of operations may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. For example, in May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Consumers (Topic 606),” or ASC 606, which superseded nearly all existing revenue recognition guidance, and in February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” or ASC 842, which increases lease transparency and comparability among organizations. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

Risks Related to our Dependence on Third Parties

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks including auto liability, employment practices liability, workers’ compensation, business interruptions, cybersecurity and data breaches, crime, directors’ and officers’ liability, occupational accident liability for Dashers, and general business liabilities. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make. Further, some of our agreements with merchants require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these merchant agreements.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, or otherwise paid by our insurance subsidiary. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if (i) the cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided, or (v) the number of claims under our deductibles or self-insured retentions differs from historical averages.

We rely on a third-party payment processor to process payments made by consumers and payments made to merchants and Dashers, and if we cannot manage our relationship with such third party and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

We rely on a third-party payment processor, Stripe, to process payments made by consumers and payments made to merchants and Dashers. Under our commercial agreement with Stripe, Stripe may terminate the relationship with advanced notice. If Stripe terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would be required to find an alternate payment processor and may not be able to secure similar terms or replace such payment processor in an acceptable timeframe. Further, the software and services provided by Stripe may not meet our expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to merchants and Dashers, any of which could disrupt our business for an extended period of time, make our platform less convenient and attractive to users, and adversely affect our ability to attract and retain qualified merchants, consumers, and Dashers.

Nearly all payments by our consumers are made by credit card or debit card or through third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to consumers that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments we accept from our consumers, including with respect to money laundering, money transfers, privacy, and information security. If we fail to or are alleged to fail to comply with applicable regulations, we may be subject to claims and litigation, regulatory investigations and proceedings, civil or criminal penalties, fines, or higher transaction fees and may lose the ability to accept online payments or other payment card transactions, which could make our platform less convenient and attractive to consumers. We also rely on data provided by Stripe for financial statement reporting, and there could be inaccuracies and other errors in such data. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

Further, if we are deemed to be a money transmitter as defined by applicable law, we could become subject to certain laws, rules, and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies that may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, we could be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our third-party payment processor requires us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or difficult to follow. If we fail to comply with these rules or regulations, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and our business, financial condition, and results of operations could be adversely affected. We have also agreed to reimburse our third-party payment processor for any reversals, chargebacks, and fines they are assessed by payment card networks if we violate these rules. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

We primarily rely on Amazon Web Services to deliver our services to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our platform and support our operations on a single datacenter provided by Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of users on our platform. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our platform increases. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our platform. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition, and results of operations.

Our commercial agreement with AWS will remain in effect until terminated by AWS or us. AWS may terminate the agreement for convenience by providing us at least 30 days advanced notice. AWS may also terminate the agreement for cause upon a material breach of the agreement, subject to AWS providing prior written notice and a 30-day cure period, and may in some cases terminate the agreement immediately for cause upon written notice. Even though our platform is entirely in the cloud, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, or results of operations over the longer term.

We rely on third-party background check providers to screen potential Dashers and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition, and results of operations could be adversely affected.

We rely on third-party background check providers to provide the criminal and/or driving records of potential Dashers to help identify those that are not qualified to use our platform pursuant to applicable law or our internal standards, and our business may be adversely affected to the extent such providers do not meet their contractual obligations, our expectations, or the requirements of applicable law or regulations. If any of our third-party background check providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate provider, and may not be able to secure similar terms or replace such partners in an acceptable timeframe. In certain jurisdictions, including the United States, we rely on a single third-party background check provider for these jurisdictions. If we cannot find alternate third-party background check providers on terms acceptable to us, we may not be able to timely onboard potential Dashers, and as a result, our platform may be less attractive to potential Dashers and we may have difficulty finding enough Dashers to meet consumer demand. Further, if the background checks conducted by our third-party background check providers are inaccurate or do not otherwise meet our expectations, unqualified Dashers may be permitted to make deliveries on our platform, and as a result, we may be unable to adequately protect or provide a safe environment for our merchants and consumers and qualified Dashers may be inadvertently excluded from our platform. For example, we had a Dasher who had a criminal conviction that should have excluded him from using our platform who was nonetheless cleared by one of our background check providers, and as a result, we allowed him to make deliveries on our platform and he was subsequently alleged to cause personal injury to a merchant on our platform. As a result of inaccurate background checks, our reputation and brand could be adversely affected and we could be subject to increased regulatory or litigation exposure. In addition, if a Dasher engages in criminal activity after the third-party background check has been conducted, we may not be informed of such criminal activity and this Dasher may be permitted to continue making deliveries on our platform. In addition, if the background checks conducted by our third-party background check providers do not meet the requirements under applicable laws and regulations, we could face legal liability or negative publicity.

We are also subject to a number of laws and regulations applicable to background checks for potential and existing Dashers that utilize our platform. If we or our third-party background check providers fail to comply with applicable laws, rules, and legislation, our reputation, business, financial condition, and results of operations could be adversely affected, and we could face legal action, including class, collective, or other representative actions. For example, we have faced non-material issues in the past, including lawsuits and demand letters, related to notice requirements around background checks. In addition, background check qualification processes may be limited in certain jurisdictions based on national and local laws, and our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.

In jurisdictions where our industry does not have regulations establishing standards for background checks, we decide on the scope of our background checks and the cadence with which we conduct such background checks. By choosing background checks that are less thorough in scope than we are permitted to conduct under applicable law or regulation, or by failing to run additional background checks after Dashers are on-boarded, we may face negative publicity or become subject to litigation in the future.

Any negative publicity related to any of our third-party background check providers, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

We rely on third parties to provide some of the software for our platform. If such third parties interfere with the distribution of our platform or with our use of such software, our business would be adversely affected.

We rely upon certain third parties to provide software for our platform. For example, we use Google Maps for the mapping function that is critical to the functionality of our platform, and accordingly, we do not control all mapping functions employed by our platform or Dashers using our platform, and it is possible that such mapping functions may not be reliable. From time to time we have had, and may in the future have, disputes with certain of our third party software providers. If, in connection with such a dispute, a software provider terminates its relationship with us or otherwise limits the provision of their software to us, the availability or usage of our platform could be disrupted. If the third parties we rely upon cease to provide access to the third-party software that we and Dashers use, whether in connection with disputes or otherwise, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have integrations with Stripe, Salesforce, Twilio, Wavefront, Snowflake, Olo, third-party offerings such as Google Maps and AWS, and a variety of other vendors. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors or merchants on our platform may take actions that disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we, operate and distribute our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors or merchants on our platform modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our competitors’ products or services, our platform, business, financial condition, and results of operations could be adversely affected.

We rely on mobile operating systems and application marketplaces to make our applications available to merchants, consumers, and Dashers, and if we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results, and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make our applications available to merchants, consumers, and Dashers that utilize our platform. Any changes in such systems and application marketplaces that degrade the functionality of our applications or give preferential treatment to our competitors’ applications could adversely affect our platform’s usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making our applications available to merchants, consumers, and Dashers, make changes that degrade the functionality of our applications, increase the cost of using our applications, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of our applications, our user growth could slow. Our applications have experienced fluctuations in the past, and we anticipate similar fluctuations in the future. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our applications. Additionally, in order to deliver high-quality applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If merchants, consumers, or Dashers that utilize our platform encounter any difficulty accessing or using our applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our user growth and user engagement would be adversely affected.

Internet search engines drive traffic to our platform and our new consumer growth could decline and our business, financial condition, and results of operations would be adversely affected if we fail to appear prominently in search results.

Our success depends in part on our ability to attract consumers through unpaid Internet search results on search engines like Google, Yahoo!, and Bing. The number of consumers we attract to our platform from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control and may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also adopt a more aggressive auction-pricing system for keywords that would cause us to incur higher advertising costs or reduce our market visibility to prospective consumers. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of consumers directed to our platform could adversely affect our business, financial condition, and results of operations.

Certain estimates and information contained in this prospectus are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data, and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

Certain estimates and information contained in this prospectus, including general expectations concerning our industry and the market in which we operate, category share, market opportunity, and market size, are based to some extent on information provided by third-party providers. This information involves a number of assumptions and limitations, and although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If there are any limitations or errors with respect to such data or methodologies, or if investors do not perceive such data or methodologies to be accurate, or if we discover material inaccuracies with respect to such data or methodologies, our reputation, financial condition, and results of operations could be adversely affected.

Risks Related to our Intellectual Property

Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.

Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology, and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, and legal or other methods of protecting this data may be inadequate.

We have registered, among other trademarks, the term “DoorDash” in the United States, Canada, and other jurisdictions. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties have asserted, and in the future may assert, that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

For example, we recently received a letter from International Business Machines Corporation, or IBM, alleging that we infringe on at least five U.S. patents held by IBM, and inviting us to negotiate a business resolution of the allegations. To date, no litigation has been filed by IBM against us regarding the IBM patents. Based upon our preliminary review of these patents, we believe we have meritorious defenses to IBM’s allegations, although there can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us.

Further, we cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition, and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, and results of operations.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly www.doordash.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States due to a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

Our platform contains software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time, and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.

Although we have certain policies and procedures in place to monitor our use of open source software that are designed to avoid subjecting our platform to conditions we do not intend, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Indebtedness and Liquidity

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations primarily through equity issuances and cash generated from our operations. To support our growing business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Although we currently anticipate that our existing cash, cash equivalents, and marketable securities and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, and results of operations may be adversely affected.

Our revolving credit facility and our Convertible Notes contain financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

The terms of our revolving credit facility and our Convertible Notes include a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of our assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates. The terms of our revolving credit facility and our Convertible Notes may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions.

A failure by us to comply with the covenants or payment requirements specified in our credit agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under our revolving credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. Additionally, our failure to comply with the covenants or payment requirements specified in the Convertible Notes could result in an event of default under the Convertible Notes, which would give the holders the right to declare the outstanding principal of the Convertible Notes, together with accrued and unpaid interest thereon, to be immediately due and payable. If the debt under our revolving credit facility or the Convertible Notes were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect our business, cash flows, results of operations, and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. As of September 30, 2020, there were no amounts outstanding under the revolving credit facility.

We may not have the ability to raise the funds necessary to redeem the Convertible Notes upon a change of control or our incurrence of certain indebtedness, or to repay the principal amount of the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right to require us to redeem the Convertible Notes upon the occurrence of a change of control before the maturity date at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, as described in the Convertible Notes. In addition, we will be required to repay the Convertible Notes in cash at their maturity unless earlier converted, redeemed, or repurchased. Moreover, pursuant to the terms of the Convertible Notes, we may, at our option, elect to settle conversions of the Convertible Notes in cash in lieu of issuing shares of our Class A common stock. However, we may not have enough available cash on hand or be able to obtain financing at the time we are required to make repurchases of any Convertible Notes surrendered therefor or pay cash with respect to Convertible Notes being converted or at their maturity.

In addition, our ability to repurchase the Convertible Notes or to pay cash upon conversion (if we elect to settle such conversions in cash in lieu of issuing shares of our Class A common stock) or at their maturity may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase Convertible Notes at a time when the repurchase is required by the Convertible Notes or to pay cash upon conversions of the Convertible Notes or at their maturity as required by the Convertible Notes would constitute a default thereunder. A default under the Convertible Notes could also lead to a default under agreements governing our existing and future indebtedness, including our revolving credit facility. Moreover, the occurrence of a change of control under the Convertible Notes could constitute an event of default under any such agreement. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and repurchase the Convertible Notes or pay cash with respect to the conversion of the Convertible Notes (if we elect, at our option, to settle such conversions in cash in lieu of issuing shares of our Class A common stock) or at maturity of the Convertible Notes.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The multi-class structure of our common stock and the Voting Agreement between the Co-Founders will have the effect of concentrating voting power with Tony Xu, our co-founder, Chief Executive Officer, and a member of our board of directors, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share, our Class B common stock has 20 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. Upon the closing of this offering, our Co-Founders will together hold all of the issued and outstanding shares of our Class B common stock. Accordingly, upon the closing of this offering, Tony Xu, our co-founder, Chief Executive Officer, and a member of our board of directors, Andy Fang, our co-founder, Head of Consumer Engineering, and a member of our board of directors, and Stanley Tang, our co-founder, Head of DoorDash Labs, and a member of our board of directors will hold approximately 69% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time as our Co-Founders exercise or vest in equity awards (including in connection with the Equity Award Exchange) outstanding at the time of the completion of this offering. If all such equity awards held by our Co-Founders (including the CEO Performance Award) had been exercised or vested as of the date of the completion of this offering, our Co-Founders would collectively hold 79% of the voting power of our outstanding capital stock. Our Co-Founders are also expected to enter into the Voting Agreement, whereby Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Mr. Xu may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers among our Co-Founders and their family members. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of this offering on which the number of shares of our capital stock, including Class A common stock, Class B common stock, and Class C common stock, and any shares of capital stock underlying equity securities or other convertible instruments, held by Mr. Xu and his permitted entities and permitted transferees is less than 35% of the Class B common stock held by Mr. Xu and his permitted entities as of immediately following the completion of this offering; (ii) 12 months after the death or permanent and total disability of Mr. Xu, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Xu and approved by our board of directors (or if there is no such person, then our secretary then in office); (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which Mr. Xu is terminated for cause (as defined in our amended and restated certificate of incorporation): or (iv) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date upon which (A) Mr. Xu is no longer providing services to us as an officer, employee, or consultant and (B) Mr. Xu is no longer a member of our board of directors, either as a result of Mr. Xu’s voluntary resignation or as a result of a request or agreement by Mr. Xu at a meeting of our stockholders for Mr. Xu not to be renominated as a member of our board of directors. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the Final Conversion Date. For information about our multi-class structure, see the section titled “Description of Capital Stock.”

In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue Class C common stock in the future, the holders of Class B common stock may be able to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

Although we do not expect to rely on the “controlled company” exemption under the listing standards of the New York Stock Exchange, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.

As a result of our multi-class common stock structure and the Voting Agreement between the Co-Founders, our Co-Founders will collectively hold a majority of the voting power of our outstanding capital stock following the completion of this offering and Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. Therefore, we will be considered a “controlled company” as that term is set forth in the listing standards of the New York Stock Exchange. Under these listing standards, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain listing standards of the New York Stock Exchange regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its nominating or corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and an annual performance evaluation of the committee; and

•

the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, an annual performance evaluation of the committee, and the rights and responsibilities of the committee relate to any compensation consultant, independent legal counsel, or any other advisor retained by the committee.

These requirements would not apply to us if, in the future, we choose to avail ourselves of the “controlled company” exemption. Although we qualify as a “controlled company,” we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of the New York Stock Exchange. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of the New York Stock Exchange, which could adversely affect the protections for other stockholders.

We cannot predict the effect our multi-class structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multi-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our Class A common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new services or platform features;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	actual or perceived privacy or security breaches or other incidents;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, services, or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management;

•	general economic conditions and slow or negative growth of our markets;

•

other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the recent COVID-19 pandemic, natural disasters, or responses to these events; and

•	our anticipated uses of net proceeds from this offering.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A substantial portion of the outstanding shares of our Class A common stock and Class B common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Based on 253,343,071 shares of our Class A common stock outstanding and 31,313,450 shares of our Class B common stock outstanding (after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange) as of September 30, 2020, we will have 286,343,071 shares of our Class A common stock and 31,313,450 shares of our Class B common stock outstanding after this offering.

Our executive officers, directors, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for a period of time up to 180 days following the date of this prospectus. We refer to such period as the lock-up period.

Our lock-up period has two potential release dates, the first following our first earnings release or periodic report (either our quarterly report on Form 10-Q or annual report on Form 10-K), subject to certain conditions described below, and the second following our second earnings release or periodic report, or 180 days, whichever is earlier.

The terms of the lock-up agreements will expire on 40% of each stockholder’s shares of common stock subject to the lock-up agreement (provided that if the stockholder is a member of our board of directors (excluding affiliated funds) or management team, then such amount is 20%) if certain conditions are met, and we refer to the date on which this occurs as the Early Lock-Up Expiration Determination Date. If such conditions are met, these shares will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied, or the Early Lock-Up Expiration Date. An Early Lock-Up Expiration Determination Date will occur if:

(1)	such date is at least 90 days after the date of this prospectus;

(2)	such date occurs after we have publicly furnished at least one earnings release on Form 8-K or filed at least one periodic report with the SEC;

(3)

on such date, and for 5 out of any 10 consecutive trading days ending on such date, the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price set forth on the cover page of this prospectus; and

(4)

such date occurs in a broadly applicable period during which trading in our securities is permitted under our insider trading policy, or an open trading window, and there are at least 5 trading days remaining in the open trading window.

All remaining shares of common stock subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date will be released upon the earlier of (i) immediately prior to the opening of trading on the third full trading day after we have publicly furnished our second earnings release on Form 8-K or filed our second periodic report with the SEC or (ii) 180 days after the date of this prospectus, or the Final Lock-Up Expiration Date. We will announce both the Early Lock-Up Expiration Date and the Final Lock-Up Expiration Date through a press release or Form 8-K at least two full trading days before it is effective. We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period.

As a result of these agreements and the provisions of our Amended and Restated Investors’ Rights Agreement dated June 17, 2020, or our IRA, described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be available for sale in the public market as follows (assuming no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to September 30, 2020):

•	beginning on the date of this prospectus, all 33,000,000 shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

•	beginning on the Early Lock-Up Expiration Date, if the lock-up expiration has been triggered:

•

95,709,974 shares of Class A common stock held by former holders of our redeemable convertible preferred stock will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144;

•

6,262,890 shares of Class A common stock held by members of our board of directors and members of our management team (including 6,262,690 shares of Class A common stock issuable upon conversion of Class B common stock that are held by our Co-Founders) will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144;

•

11,889,744 shares of Class A common stock held by all other holders will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144; and

•

beginning on the Final Lock-Up Expiration Date, the remainder of the shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144.

Upon completion of this offering, stockholders owning an aggregate of up to 239,106,756 shares of our Class A common stock will be entitled, under our IRA, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our Class A common stock may be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A common stock and Class B common stock (after giving effect to the Capital Stock Conversion and the Class B Stock Exchange) of $12.57 per share as of September 30, 2020. Investors purchasing shares of our Class A common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase our Class A common stock in this offering, you will incur immediate dilution of $79.93 per share in the pro forma as adjusted net tangible book value per share from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of September 30, 2020, options to purchase 34,554,510 shares of our Class A common stock, with a weighted-average exercise price of $2.41 per share, and 20,021,420 shares of our Class A common stock subject to RSUs were outstanding. Further, subject to certain conditions which we do not expect to be satisfied until after this offering, the Convertible Notes will automatically convert into shares of our Class A common stock unless we elect to settle such conversion in cash pursuant to the terms of the Convertible Notes. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Convertible Notes” for additional information about the Convertible Notes. The exercise of any of these options, settlement of any of these RSUs, any conversion of the Convertible Notes into shares of our Class A common stock (unless we elect to settle such conversion in cash pursuant to the terms of the Convertible Notes), or issuance of additional shares of our Class A common stock or Class B common stock would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information, see the section titled “Dilution.”

Prior to this offering, there has been limited trading of our Class A common stock at prices that may be higher than what our Class A common stock will trade at once it is listed.

Prior to this offering, our shares have not been listed on any stock exchange or other public trading market, but there has been some trading of our securities in private trades. These trades were speculative, and the trading price of our securities in these trades was privately negotiated. We cannot assure you that the price of our Class A common stock will equal or exceed the price at which our securities have traded prior to this offering.

We have not granted the underwriters an option to purchase additional shares of Class A common stock from us and the trading price of our Class A common stock may be more volatile as a result.

We have not granted the underwriters an option to purchase additional shares of Class A common stock from us at the initial public offering price less the underwriting discount, which is a common feature in initial public offerings. Without this option, the underwriters may choose not to engage in certain transactions that stabilize, maintain, or otherwise affect the market price of our Class A common stock, such as short sales, stabilizing transactions and purchases to cover positions created by short sales, to the extent they would have engaged in any such transactions had we granted the underwriters such an option. As a result, the price of our Class A common stock may be more volatile than it might have been had we granted the underwriters such an option. These fluctuations could cause you to lose part of your investment in our Class A common stock because you might be unable to sell your shares at or above the price you paid in this offering.

We have broad discretion over the use of net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•

any amendments to our amended and restated certificate of incorporation will require the approval of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock;

•

our amended and restated bylaws will provide that approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class is required for stockholders to amend or adopt any provision of our bylaws;

•

our multi-class common stock structure and the Voting Agreement, which provide Tony Xu with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class C common stock;

•	our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•

until the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock, or the Voting Threshold Date, our stockholders will only be able to take action by written consent if such action is first recommended or approved by our board of directors, except as set forth in the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions—Board of Directors Vacancies”;

•

after the Voting Threshold Date, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter, except as set forth in the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions—Board of Directors Vacancies”;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•

vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders, except as set forth in the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions—Board of Directors Vacancies”;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, our President, or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

•

our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1933, as amended, or the Securities Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business, or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. In addition, our revolving credit facility contains restrictions on our ability to pay dividends. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, Total Orders, Marketplace GOV, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin, our ability to determine reserves, and our ability to maintain or increase profitability;

•	our ability to successfully execute our business and growth strategy;

•	the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;

•	the demand for our platform or for local logistics platforms in general;

•	our ability to attract and retain merchants, consumers, and Dashers;

•	our ability to effectively manage costs related to Dashers;

•	our ability to develop new offerings, services, and features and bring them to market in a timely manner and make enhancements to our platform;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our expectations regarding outstanding litigation and legal and regulatory matters;

•	our expectations regarding the effects of existing and developing laws and regulations, including with respect to independent contractor classification, taxation, and privacy and data protection;

•	our ability to manage and insure auto-related and operations-related risk associated with our business;

•	our expectations regarding new and evolving markets;

•	our ability to develop and protect our brand;

•	our ability to maintain the security and availability of our platform;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect, and enhance our intellectual property;

•	our ability to integrate Caviar and any other companies and assets that we acquire;

•	the increased expenses associated with being a public company;

•

the impact of the recent COVID-19 pandemic, or a similar public health threat, on global capital and financial markets, general economic conditions in the United States, and our business and operations; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET, AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The sources of the statistical data, estimates, and market and industry data contained in this prospectus are identified by superscript notations and are provided below:

•	Cowen, Digital Delivery: Survey Says Inflection is Underway, January 11, 2019;

•	Kantar, LLC, Dasher H1 Audience Readout, June 2020;

•	Nation’s Restaurant News, 2020 Top 200 Restaurant Chain Research, June 11, 2020;

•	National Restaurant Association, 2020 State of the Restaurant Industry, February 2020;

•	U.S. Department of Agriculture, America’s Eating Habits: Food Away From Home, September 2018; and

•	U.S. Small Business Administration, Office of Advocacy, Frequently Asked Questions, September 2019.

Information in this prospectus on U.S. food and beverage spend (excluding sales from institutional and captive environments such as workplaces, hospitals, prisons, schools, airplanes, trains, and ships) is from independent market research carried out by Euromonitor International Limited but should not be relied upon in making, or refraining from making, any investment decision.

Certain U.S. nationwide, suburban, and urban food delivery figures contained in this prospectus are based on estimates of the dollar value of orders placed on the following platforms: Caviar, DoorDash, Grubhub, Postmates, Uber Eats, and certain other local food delivery logistics platforms. This data was collected by Edison Trends based on a sample of anonymized and aggregated digital transactions from millions of consumers in the United States.

Statements regarding spend retention contained in this prospectus are based on estimates of the dollar value of orders placed on DoorDash, Grubhub, and Uber Eats. This data was collected by Edison Trends based on a sample of anonymized and aggregated digital transactions from over 1.5 million consumers in the United States.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $2.96 billion, based upon the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

Each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $32 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $90 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We may use a portion of the net proceeds we receive from this offering to fund a $200 million pledge, as part of our Main Street Strong program, to support merchants, Dashers, and local communities.

We may also use a portion of the net proceeds we receive from this offering to satisfy a portion of our anticipated tax withholding and remittance obligations related to the vesting and settlement of RSUs that we have granted. The RSUs that we have granted to date generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions occurring before the award’s expiration date. The service-based vesting condition is generally satisfied by the award holder providing services to us over a four-year period. The liquidity event-related performance vesting condition is satisfied on the earlier of: (i) a sale event for us or (ii) this offering.

As of September 30, 2020, 20,021,420 RSUs were outstanding, including:

•	5,271,790 IPO Vested RSUs. The IPO Vested RSUs are expected to vest in connection with this offering and generally settle on the Settlement Date; and

•	1,840,795 Post-IPO Vested RSUs. The Post-IPO Vested RSUs will vest on the date the service-based vesting condition is satisfied and will settle on a date promptly thereafter.

To fund the tax withholding and remittance obligations arising in connection with the vesting of the IPO Vested RSUs, we will permit the holders of IPO Vested RSUs to elect from one of the following methods (the actual method that any individual holder of IPO Vested RSUs may have the right to elect may be different based on the holder’s current status with the company): (i) instruct us to withhold shares of our Class A common stock that would otherwise be issued with respect to such RSUs and use our cash (which may include cash generated from the proceeds of this offering) to pay the relevant tax authorities to satisfy such tax obligations as well as any income tax withholding obligations arising as a result of the settlement of such withheld shares, (ii) provide a cash payment to us on the withholding date, or (iii) receive a short-term loan from us, with interest that will accrue at the applicable federal rate, with the balance of the loan generally repayable from the proceeds of sale of shares into the market on the Settlement Date. Assuming all holders of IPO Vested RSUs elect to fund the tax withholding and remittance obligations arising in connection with the vesting of the IPO Vested RSUs by withholding shares of our Class A common stock that would otherwise be issued with respect to such RSUs and use our cash to pay the relevant tax authorities to satisfy such obligations, at an assumed tax rate of 6.97% (which is an assumed blended rate of the relevant tax withholding obligations with respect to such withheld shares at the time of vesting of the IPO Vested RSUs), we expect to withhold an aggregate of approximately 344,136 shares of our Class A common stock subject to the vesting of the IPO Vested RSUs and to pay an aggregate of approximately $32 million to the relevant tax authorities in cash shortly after the completion of this offering and in our fiscal quarter ending December 31, 2020.

To fund the income tax withholding and remittance obligations arising in connection with the settlement of the IPO Vested RSUs on the Settlement Date, we will either (i) withhold shares of our Class A common stock that would otherwise be issued with respect to such IPO Vested RSUs and pay the relevant tax authorities in cash (which may include cash generated from the proceeds of this offering) to satisfy such tax obligations or (ii) have the holders of such IPO Vested RSUs use a broker or brokers to sell a portion of such shares into the market on the Settlement Date, with the proceeds of such sales to be delivered to us for us to remit to the relevant taxing authorities, in order to satisfy such income tax withholding and remittance obligations. Assuming we elect to fund the income tax withholding and remittance obligations arising in connection with the settlement of the IPO Vested RSUs on the Settlement Date by withholding shares of our Class A common stock that would otherwise be issued with respect to such IPO Vested RSUs and use our cash to pay the relevant tax authorities to satisfy such obligations, at an assumed tax rate of 46.51% (which represents an estimated income tax withholding rate and disregarding any employment tax withholding arising in connection with the vesting of the IPO Vested RSUs for U.S. based employees, and a combined maximum tax rate for non-U.S. based employees), we expect to withhold an aggregate of 2,452,657 shares of our Class A common stock subject to the settlement of the IPO Vested RSUs and to pay approximately $227 million to the relevant tax authorities in our fiscal quarter ending June 30, 2021.

To fund the tax withholding and remittance obligations arising in connection with the vesting and settlement of the Post-IPO Vested RSUs, we will either (i) withhold shares of our Class A common stock that would otherwise be issued with respect to such Post-IPO Vested RSUs and pay the relevant tax authorities in cash (which may include cash generated from the proceeds of this offering) to satisfy such tax obligations or (ii) have the holders of such RSUs use a broker or brokers to sell a portion of such shares into the market on the applicable settlement date, with the proceeds of such sales to be delivered to us for us to remit to the relevant taxing authorities, in order to satisfy such tax withholding and remittance obligations. Assuming we elect to fund the tax withholding and remittance obligations arising in connection with the vesting and settlement of the Post-IPO Vested RSUs by withholding shares of our Class A common stock that would otherwise be issued with respect to such Post-IPO Vested RSUs and use our cash to pay the relevant tax authorities to satisfy such obligations, at an assumed tax rate of 47.49%, we expect to withhold an aggregate of 875,510 shares of our Class A common stock subject to the settlement of the Post-IPO Vested RSUs and to pay approximately $81 million to the relevant tax authorities in our fiscal quarter ending March 31, 2021.

The amounts in the previous three paragraphs above are based upon the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The actual amount of this obligation could be higher or lower, depending on the market price of shares of our Class A common stock on or about the applicable settlement date. For IPO Vested RSUs, (i) at the assumed tax rate of 6.97% (which is an assumed blended rate of the relevant tax withholding obligations), each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, would increase or decrease, as applicable, the amount of cash required to satisfy our tax withholding and remittance obligations related to the vesting and/or settlement of the IPO Vested RSUs arising in our fiscal quarter ending December 31, 2020 by less than $1 million and (ii) at the assumed tax rate of 46.51%, each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of cash required to satisfy our income tax withholding and remittance obligations related to the settlement of the IPO Vested RSUs arising in our fiscal quarter ending June 30, 2021 by approximately $2 million. For Post-IPO Vested RSUs, at the assumed tax rate of 47.49%, each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of cash required to satisfy our tax withholding and remittance obligations related to the vesting and/or settlement of the Post-IPO Vested RSUs arising in our fiscal quarter ending March 31, 2021 by approximately $1 million.

We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, the terms of our revolving credit facility and our Convertible Notes contain restrictions on our ability to declare and pay cash dividends on our capital stock. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Convertible Notes” for additional information.

CAPITALIZATION

The following table sets forth cash, cash equivalents, and marketable securities, as well as our capitalization, as of September 30, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Capital Stock Conversion, as if such conversion had occurred on September 30, 2020, (ii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering and will effect the Reclassification, (iii) the Class B Stock Exchange, as if such exchange had occurred on September 30, 2020, and (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $243 million associated with RSUs for which the service-based vesting condition was satisfied as of September 30, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of 33,000,000 shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, of which $8 million had been paid as of September 30, 2020 and $3 million had been accrued as of September 30, 2020.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes included elsewhere in this prospectus, and the sections titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Non-GAAP Financial Measures.”

	September 30, 2020
	Actual	Pro forma	Pro forma as adjusted(1)
	(in millions, except share amounts which are reflected in thousands, and per share data)
Cash, cash equivalents, and marketable securities	$1,611	$1,611	$4,581

Convertible notes	$355	$355	$355
Redeemable convertible preferred stock, par value $0.00001 per share: 240,018 shares authorized, 238,989 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2,646	—	—
Stockholders’ (deficit) equity:
Preferred stock, par value $0.00001 per share: no shares authorized, issued, and outstanding, actual; 600,000 shares authorized, no shares issued, and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.00001 per share: 375,000 shares authorized, 45,382 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma; no shares authorized, issued, and outstanding, pro forma as adjusted	—	—	—
Class A common stock, par value $0.00001 per share: no shares authorized, issued, and outstanding, actual; 6,000,000 shares authorized, 253,343 shares issued, and outstanding, pro forma; and 6,000,000 shares authorized, 286,343 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, par value $0.00001 per share: no shares authorized, issued, and outstanding, actual; 200,000 shares authorized, 31,313 shares issued and outstanding, pro forma; and 200,000 shares authorized, 31,313 shares issued and outstanding, pro forma as adjusted	—	—	—
Class C common stock, par value $0.00001 per share: no shares authorized, issued, and outstanding, actual; 2,000,000 shares authorized, no shares issued, and outstanding, pro forma; and 2,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	87	2,976	5,938
Accumulated other comprehensive income (loss)	1	1	1
Accumulated deficit	(1,301)	(1,544)	(1,544)

Total stockholders’ (deficit) equity	(1,213)	1,433	4,395

Total capitalization	$1,788	$1,788	$4,750

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $32 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $90 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

The pro forma and pro forma as adjusted columns in the table above are based on 253,343,071 shares of our Class A common stock, 31,313,450 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of September 30, 2020 (after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange), and exclude the following:

•

34,554,510 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $2.41 per share;

•	20,021,420 shares of our Class A common stock subject to RSUs outstanding as of September 30, 2020;

•	14,003,990 shares of our Class A common stock subject to RSUs that were granted after September 30, 2020 (including 10,379,000 shares pursuant to the CEO Performance Award);

•	105,330 shares of our Class A common stock issued upon the exercise of a warrant to purchase Class A common stock after September 30, 2020, with an exercise price of $1.492 per share;

•	any shares of our Class A common stock issuable upon conversion of our Convertible Notes;[29] and

•	39,722,785 shares of Class A our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	32,493,000 shares of our Class A common stock to be reserved for future issuance under our 2020 Plan, which will become effective prior to the completion of this offering;

•

731,185 shares of our Class A common stock reserved for future issuance under our 2014 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2014 Plan; and

•	6,498,600 shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2020 Plan and our ESPP each provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on any shares of our Class A common stock granted pursuant to awards under our 2014 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying our tax withholding and remittance obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

[29]	For more information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Convertible Notes.”

In addition, following the completion of this offering, we may issue up to 22,618,825 shares of Class B common stock in exchange for an equivalent number of shares of Class A common stock pursuant to the Equity Award Exchange Agreements.

We may use a portion of the net proceeds we receive from this offering to satisfy a portion of our anticipated tax withholding and remittance obligations related to the vesting and settlement of RSUs that we have granted. See the section titled “Use of Proceeds” for additional information.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of September 30, 2020 was $1.0 billion, or $22.50 per share. Our pro forma net tangible book value as of September 30, 2020 was $1.0 billion, or $3.59 per share, based on the total number of shares of our Class A common stock and Class B common stock outstanding as of September 30, 2020, after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange.

After giving effect to the sale by us of 33,000,000 shares of our Class A common stock in this offering at the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been $4.0 billion, or $12.57 per share. This represents an immediate increase in pro forma net tangible book value of $8.98 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $79.93 per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$92.50
Historical net tangible book value per share as of September 30, 2020	$22.50
Decrease per share attributable to the pro forma adjustments described above	(18.91)

Pro forma net tangible book value per share as of September 30, 2020	3.59
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering	8.98

Pro forma as adjusted net tangible book value per share immediately after this offering		12.57

Dilution in pro forma net tangible book value per share to new investors in this offering		$79.93

Each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $0.10, and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of our Class A common stock in this offering by $0.90, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $0.24 per share and decrease or increase, as applicable, the dilution to new investors purchasing shares of our Class A common stock in this offering by $0.24 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, as of September 30, 2020, after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange, and the sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our Class A common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	284,656,521	89.6%	$2,485,024,594	44.9%	$8.73
New investors	33,000,000	10.4	3,052,500,000	55.1	$92.50

Total	317,656,521	100%	$5,537,524,594	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $32 million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $90 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The number of shares of our Class A common stock, Class B common stock, and Class C common stock that will be outstanding after this offering is based on 253,343,071 shares of our Class A common stock, 31,313,450 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of September 30, 2020 (after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange), and excludes:

•

34,554,510 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $2.41 per share;

•	20,021,420 shares of our Class A common stock subject to RSUs outstanding as of September 30, 2020;

•	14,003,990 shares of our Class A common stock subject to RSUs that were granted after September 30, 2020 (including 10,379,000 shares pursuant to the CEO Performance Award);

•	105,330 shares of our Class A common stock issued upon the exercise of a warrant to purchase Class A common stock after September 30, 2020, with an exercise price of $1.492 per share;

•	any shares of our Class A common stock issuable upon conversion of our Convertible Notes;[30] and

•	39,722,785 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	32,493,000 shares of our Class A common stock to be reserved for future issuance under our 2020 Plan, which will become effective prior to the completion of this offering;

•

731,185 shares of our Class A common stock reserved for future issuance under our 2014 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2014 Plan; and

•	6,498,600 shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2020 Plan and our ESPP each provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on any shares of our Class A common stock granted pursuant to awards under our 2014 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying our tax withholding and remittance obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock or warrants are exercised, RSUs are settled, new awards are granted under our equity compensation plans, or Convertible Notes are converted into shares of our common stock (unless we elect to settle such conversion in cash pursuant to the terms of the Convertible Notes), there will be further dilution to investors participating in this offering.

In addition, following the completion of this offering, we may issue up to 22,618,825 shares of Class B common stock in exchange for an equivalent number of shares of Class A common stock pursuant to the Equity Award Exchange Agreements.

We may also use a portion of the net proceeds we receive from this offering to satisfy a portion of our anticipated tax withholding and remittance obligations related to the vesting and settlement of RSUs that we have granted. See the section titled “Use of Proceeds” for additional information.

[30]	For more information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Convertible Notes.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of September 30, 2020 and the results of operations and cash flows for the nine months ended September 30, 2019 and 2020. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020 or any other period. You should read the following selected consolidated financial and other data below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Non-GAAP Financial Measures” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except share amounts which are reflected in thousands, and per share data)
Revenue	$291	$885	$587	$1,916
Costs and expenses(1):
Cost of revenue, exclusive of depreciation and amortization	228	523	353	899
Sales and marketing	135	594	445	610
Research and development	51	107	73	112
General and administrative	78	245	179	337
Depreciation and amortization(2)	9	32	16	89

Total costs and expenses	501	1,501	1,066	2,047

Loss from operations	(210)	(616)	(479)	(131)
Interest income	7	18	14	6
Interest expense	(1)	—	—	(22)
Other expense, net	—	(68)	(67)	—

Loss before income taxes	(204)	(666)	(532)	(147)
Provision for income taxes	—	1	1	2

Net loss	(204)	(667)	(533)	(149)
Premium paid on repurchase of redeemable convertible preferred stock	(3)	—	—	—
Deemed dividend to preferred stockholders	—	(1)	(1)	—

Net loss attributable to common stockholders	$(207)	$(668)	$(534)	$(149)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(4.67)	$(15.44)	$(12.41)	$(3.34)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(3)	44,305	43,252	43,045	44,568

Pro forma net loss per share, basic and diluted(3)		$(2.57)		$(0.53)

Weighted-average number of shares outstanding used to compute pro forma net loss per share, basic and diluted(3)		259,956		283,145

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$3	$2	$2	$1
Sales and marketing	3	2	2	1
Research and development	11	8	6	5
General and administrative	7	6	4	4

Total stock-based compensation expense	$24	$18	$14	$11

(2)	Depreciation and amortization related to the following:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Cost of revenue	$8	$27	$15	$73
Sales and marketing	1	3	1	10
Research and development	—	1	—	4
General and administrative	—	1	—	2

Total depreciation and amortization	$9	$32	$16	$89

(3)

See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

	December 31,		September 30,
	2018	2019	2020
	(in millions)
Cash, cash equivalents, and marketable securities	$556	$765	$1,611
Working capital(1)	$459	$616	$1,156
Total assets	$683	$1,732	$2,874
Convertible notes	$—	$—	$355
Total liabilities	$134	$550	$1,441
Redeemable convertible preferred stock	$985	$2,264	$2,646
Additional paid-in capital	$50	$70	$87
Accumulated deficit	$(485)	$(1,152)	$(1,301)
Total stockholders’ deficit	$(436)	$(1,082)	$(1,213)

(1)	Working capital is defined as current assets less current liabilities.

Key Business and Non-GAAP Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business and non-GAAP metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except percentages)
Total Orders	83	263	181	543
Marketplace GOV	$2,812	$8,039	$5,537	$16,485
Contribution Profit (Loss)(1)	$(59)	$(200)	$(190)	$433
Contribution Margin(1)	(20)%	(23)%	(32)%	23%
Contribution Profit (Loss) as a % of Marketplace GOV	(2)%	(2)%	(3)%	3%
Adjusted EBITDA(1)	$(158)	$(475)	$(372)	$95
Adjusted EBITDA Margin(1)	(54)%	(54)%	(63)%	5%
Adjusted EBITDA as a % of Marketplace GOV	(6)%	(6)%	(7)%	1%

(1)

Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “Non-GAAP Financial Measures.”

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics” for a description of Total Orders, Marketplace GOV, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Non-GAAP Financial Measures” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” and other sections of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

We have built a technology-enabled local logistics platform that connects merchants, consumers, and Dashers. We built our local logistics platform to serve the needs of these three key constituencies and to become more intelligent and efficient with every order. As we have grown, the scale of our local logistics platform has become one of our major competitive advantages and delivers substantial benefits to everyone we serve. We connect:

•

Merchants: Over 390,000 merchants run and grow their businesses using our technology platform.[31] Our merchant services are designed to meet the individual needs of merchants, regardless of their scale, business model, or location. Our merchant services include business enablement and demand fulfillment services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. We help our merchants thrive in an increasingly convenience-driven economy while enabling them to focus on their craft. Since our founding, merchants have generated over $19 billion in sales on our Marketplace and in 2019 alone, merchants as a whole experienced 59% year-over-year same store sales growth on our Marketplace.

•

Consumers: Over 18 million consumers discover, engage with and purchase goods from merchants on our local logistics platform.[32] For consumers, we offer the ability to order from the best of their communities with the click of a button and to have their orders reliably delivered or waiting at the store for pickup. We enable convenience for consumers throughout their entire day, from breakfast pickup on-the-go to catered lunch at work to grocery or dinner delivery straight to their doorsteps. We believe that the convenient access we provide to an unmatched combination of selection, experience, and value for consumers helps drive consumer engagement and category-leading spend retention.[33] Since our founding, over 900 million orders have been completed through our platform.

•

Dashers: Over 1 million Dashers use our local logistics platform to find opportunities to earn.[34] For Dashers, we provide opportunities for a fast and flexible way to earn supplemental income and achieve their goals. We also provide earnings transparency so that Dashers can make informed decisions about the deliveries they choose to make. Dashers set their own schedules

[31]	Based on the number of individual stores that have completed an order through our platform in the past month, measured as of September 30, 2020.
[32]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.
[33]

Edison Trends. Based on the estimated dollar value of orders placed on DoorDash, Grubhub, and Uber Eats by a group of users that first placed an order on any such platform between January 1, 2019 and September 30, 2019, as determined by Edison Trends. For each platform, spend retention represents the total dollar value of orders placed by this group of users in their twelfth month on the platform as a percentage of the total dollar value of orders placed by such group in their first month. Postmates is excluded due to inconsistent data availability in April and May 2020; however, Postmates’ spend retention was lower than DoorDash in all other months of the measurement period.

[34]	Based on the number of Dasher accounts that have delivered an order through our platform in the past month, measured as of September 30, 2020.

and we work to ensure that the time they spend making deliveries is well rewarded. We do not require Dashers to deliver by car as they also have the option to deliver by bike or scooter, enabling a broad range of people to deliver on our platform. Since our founding, Dashers have earned over $7 billion through our platform.[35]

We are still in the early stages of growing our business, but we have made significant progress in extending the capabilities and reach of our local logistics platform:

•	Launched: We launched our platform in 2013 and the first delivery was completed in Palo Alto, California. In October 2019, Dashers completed 1 million deliveries in a day for the first time.

•	Expanded Coverage: We expanded to the East Coast in 2014, and today we are in all 50 states in the United States as well as Puerto Rico and have also expanded internationally to Canada and Australia.

•

Expanded Selection through National Brand Partnerships: In 2015, we partnered with California Pizza Kitchen, our first national brand. Today, we have partnerships with over 175 of the 200 largest national restaurant brands,[36] including The Cheesecake Factory, Chick-Fil-A, Chipotle, McDonald’s, Wendy’s®, and Wingstop. Our national brand partnerships are a key component of our strategy to provide wide and affordable selection for consumers in urban and suburban communities alike. In early 2018, we had 100,000 merchants on our platform and we have since nearly quadrupled this number.

•	Scaled DashPass: We launched DashPass, our membership program to the physical world, in 2018 and as of September 30, 2020, we had over five million consumers on DashPass.

•

Broadened Merchant Services: We are a merchant-first business and, since our founding, we have strived to provide merchants with a broad array of services to enable them to grow. Over time, we have extended our merchant services to enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. We have also expanded the range of ways that merchants can reach consumers through innovative offerings such as Drive in 2016 and DoorDash for Work and Pickup in 2018.

•

Acquired Caviar: In 2019, we acquired Caviar, which has a coveted brand, premium restaurant selection, and leading technology. This acquisition advances our strategy of offering consumers differentiated merchant selection and enables us to cater to even more food preferences and occasions.

We have experienced rapid growth since our founding. Our merchant-first approach, relentless focus on selection, experience, and value, and operational excellence have propelled us to the leading position among U.S. local food delivery logistics platforms.37 We are proud to reach over 85% of the U.S. population and have 50% category share among U.S. local food delivery logistics platforms, which is 24 percentage points more than our next closest competitor.38

[35]	Earnings include tips, measured as of September 30, 2020.
[36]	Nation’s Restaurant News; see the section titled “Industry, Market, and Other Data.”
[37]	Edison Trends; see the section titled “Industry, Market, and Other Data.”
[38]	Edison Trends; see the section titled “Industry, Market, and Other Data.”

Our category share lead over other U.S. local food delivery logistics platforms is even greater in suburban markets, where we currently have 58% category share.39 We attribute this success to our strategic choice to focus on suburban markets and smaller metropolitan areas since our founding. We believe that our strategic focus has been validated by the fact that our category share in suburban markets has increased by 35 percentage points from January 2018 to October 2020.40 We believe that we are uniquely positioned for continued growth based on the experience that we developed from our early focus on suburban markets and smaller metropolitan areas combined with our leading category share that we have earned by providing merchants, consumers, and Dashers with exceptional service.

While we are the category leader, U.S. consumers on our platform in September 2020 represented less than six percent of the U.S. population as of September 30, 2020, and we believe we are in the early phases of broad market adoption. In 2019, we generated Marketplace GOV of $8.0 billion. In the same period, $302.6 billion was spent off-premise at restaurants and other consumer foodservices in the United States.41

Our Marketplace GOV in 2019 represented less than three percent of this off-premise spend, highlighting the large addressable opportunity ahead of us in the food vertical alone. We are also beginning to expand into other verticals beyond food and our ambition is to empower all types of local businesses.

In 2019 and during the nine months ended September 30, 2020, we generated revenue of $885 million and $1.9 billion, respectively. In the same periods, we had gross profit42 of $335 million and

[39]	Edison Trends; see the section titled “Industry, Market, and Other Data.”
[40]	Edison Trends; see the section titled “Industry, Market, and Other Data.”
[41]

Euromonitor International Limited. There are some differences between how we calculate Marketplace GOV and how Euromonitor calculates off-premise spend. Our calculation of Marketplace GOV includes taxes and tips, as well as delivery fees, while Euromonitor excludes these amounts from the calculation of off-premise spend. However, such differences represent a relatively minor portion of the calculation of each measure, and as such, we believe Marketplace GOV and off-premise spend are generally consistent and comparable measures. See the section titled “Industry, Market, and Other Data.”

[42]	Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue.

$944 million, respectively, and $(200) million and $433 million, respectively, in Contribution Profit (Loss).43 In 2019 and during the nine months ended September 30, 2020, we incurred a net loss of $667 million and $149 million, respectively, and $(475) million and $95 million, respectively, in Adjusted EBITDA.44

We have made substantial investments in sales and marketing and promotions to take advantage of the massive market opportunity ahead of us. In the near term, we expect to continue to make substantial investments to increase consumer adoption and extend our leadership. We believe that our business will be successful and sustainable in the long term as our business model becomes more efficient, through increasing scale and continual operational improvements, and as our sales and marketing and promotions investments normalize.

Our Business Model

We generate the substantial majority of our revenue from fees paid by consumers and commissions charged to merchants for orders completed through our Marketplace.

Merchants that have entered into contractual agreements with DoorDash pay us a commission fee to support the services we provide or facilitate for merchants and consumers and to provide earnings opportunities for Dashers. We do not charge commissions to non-partner merchants, which are merchants that receive orders on our Marketplace but have not entered into contractual agreements with us. We have in the past proactively included non-partner merchants on our platform to demonstrate the sales growth that we are able to create for them with the goal of ultimately converting them into partner merchants. Our ability to include non-partners on our platform could be adversely affected by AB 2149, which we expect to be signed into law by Governor Gavin Newsom and become effective on January 1, 2021. AB 2149 would prohibit, among other things, food delivery logistics platforms from facilitating deliveries from restaurants in California without the restaurants’ prior consent. Similar prohibitions have also been enacted in Louisiana, Denver, Colorado, and Tucson, Arizona and are being contemplated in other jurisdictions. Beyond regulatory restrictions, we may also adopt internal policies that limit or prohibit the facilitation of deliveries from merchants without their prior consent. For example, in November 2020, we adopted internal policies pursuant to which we generally do not add new non-partner restaurants on our platform in the United States and such policies require the use of disclaimers with existing non-partner restaurants on our platform in the United States to inform consumers that such restaurants are not partnered with DoorDash. In the future, based on a variety of factors, including legal and regulatory changes, we may continue to revise and update our internal policies related to non-partner restaurants and other merchants. Orders from partner merchants contribute to the vast majority of our Marketplace GOV and this has increased over time as our sales team has driven conversion of non-partner merchants into partner merchants. For the nine months ended September 30, 2020, over 95% of our Marketplace GOV was generated from partner merchants.

As part of our Marketplace, we also offer partner merchants certain business enablement services, the revenue from which is not material:

•

Merchant marketing. We provide marketing solutions that allow partner merchants to create demand by funding promotional discounts to consumers. We generate revenue through our merchant marketing service primarily by collecting per-order marketing fees from merchants.

•	Other merchant services. We also charge partner merchants upfront activation fees related to onboarding services and equipment for merchants.

[43]

For more information about Contribution Profit (Loss), including the limitations of such measure, and a reconciliation of Contribution Profit (Loss) to gross profit (loss), the most directly comparable financial measure calculated in accordance with GAAP, see the sections titled “—Key Business and Non-GAAP Metrics” and “Non-GAAP Financial Measures.”

[44]

For more information about Adjusted EBITDA, including the limitations of such measure, and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP, see the sections titled “—Key Business and Non-GAAP Metrics” and “Non-GAAP Financial Measures.”

In addition to revenue that we generate from merchants on our Marketplace, we also generate revenue from fees paid by consumers for orders from merchants on our Marketplace. For each order, consumers pay (i) a fixed delivery fee and (ii) a variable service fee based on the total dollar value of goods ordered. We also generate revenue from membership fees paid by consumers for DashPass, our subscription product. DashPass subscribers pay zero delivery fees and reduced service fees on orders from DashPass-eligible merchants.

We also generate revenue through Drive, our white-label logistics service, by collecting per-order fees from merchants that use our local logistics platform to arrange for delivery services that fulfill demand generated through their own channels.

We have made significant investments in our business to expand our footprint to new geographic markets and enhance our technology platform. We have invested in research and development to enhance the sophistication of our local logistics platform and deliver a high-quality experience to merchants, consumers, and Dashers. We have also invested in sales and marketing and promotions to grow our brand and our network of merchants, consumers, and Dashers and increase the engagement of all of our constituents with our platform.

Economics of a Marketplace Order

We generate the substantial majority of our revenue from orders completed through our Marketplace. The chart above illustrates the components of a Marketplace order.45

[45]	Information included is illustrative only, but represents approximate average per-order information for Marketplace orders in 2019.

Consumer Economics. We charge the consumer for the total dollar value of goods ordered and consumer fees, as well as any pass-through payments, such as tax. Additionally, the consumer is also able to include a tip. In the example above, the consumer is charged a total amount ($32.90) that consists of the following components:

•	the dollar value of goods ordered ($22.40);

•	consumer fees ($5.50);

•	tax ($1.70); and

•	an optional tip paid to the Dasher ($3.30).

Merchant Economics. We charge our partner merchant a commission fee based on an agreed-upon rate applied to the total dollar value of goods ordered. We remit to the partner merchant a net amount equal to the dollar value of goods ordered and tax collected from the consumer, when such taxes are applicable, less the commission and fees. In the example above, we remit $20.10 to the merchant, which consists of $22.40 for the items ordered and $1.70 in tax, less the commissions and fees retained by us of $4.00. The commissions and fees we charge merchants, and the fees we charge consumers, enable us to pay for the various services we provide merchants and consumers, including customer support and payment processing, and to provide earnings opportunities for Dashers.

Dasher Economics. We share with the Dasher an amount based on the estimated duration and distance of travel and desirability of the order, as well as any promotions available at that time. Additionally, we remit 100% of the tip provided by the consumer to the Dasher. In the example above, we would remit $7.90 to the Dasher, which includes the $3.30 tip provided by the consumer.

DoorDash Economics. We retain the net amount of fees charged to the consumer and the commission charged to the partner merchant less amounts shared with the Dasher. In the example above, we would retain $4.90.

Key Business and Non-GAAP Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business and non-GAAP metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except percentages)
Total Orders	83	263	181	543
Marketplace GOV	$2,812	$8,039	$5,537	$16,485
Contribution Profit (Loss)(1)	$(59)	$(200)	$(190)	$433
Contribution Margin(1)	(20)%	(23)%	(32)%	23%
Contribution Profit (Loss) as a % of Marketplace GOV	(2)%	(2)%	(3)%	3%
Adjusted EBITDA(1)	$(158)	$(475)	$(372)	$95
Adjusted EBITDA Margin(1)	(54)%	(54)%	(63)%	5%
Adjusted EBITDA as a % of Marketplace GOV	(6)%	(6)%	(7)%	1%

(1)

Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “Non-GAAP Financial Measures.”

Total Orders. We define Total Orders as all orders completed on the DoorDash platform, including those completed through our Marketplace and our Drive offering, over the period of measurement. Total

Orders have increased over time as we have added new consumers, increased engagement from existing consumers, including through the launch of DashPass, expanded into new markets, and increased the number of orders completed through Drive.

In the three months ended September 30, 2020, Total Orders increased to 236 million, or 237% growth compared to the same period in 2019. The increase in Total Orders was driven by increased engagement from existing consumers, the addition of new consumers, and an increase in the number of orders completed through Drive. These trends accelerated in part due to the effects of the COVID-19 pandemic, which resulted in in-store dining shutdowns and the adoption of shelter-in-place measures. The circumstances that have accelerated the increase in Total Orders stemming from the effects of the COVID-19 pandemic may not continue in the future, and we expect the growth rate in Total Orders to decline in future periods.

As we continue to increase consumer adoption and make using DoorDash a regular activity, we expect Total Orders to continue to grow.

Marketplace GOV. We define Marketplace GOV as the total dollar value of Marketplace orders completed on our local logistics platform, including taxes, tips,46 and any applicable consumer fees, including membership fees related to DashPass. Marketplace orders include orders completed through Pickup and DoorDash for Work. Marketplace GOV does not include the dollar value of orders, taxes and tips, or fees charged to merchants, for orders fulfilled through Drive because we utilize a per-order fee structure for such orders and typically do not receive information regarding the dollar value of such orders. Marketplace GOV is primarily driven by the volume and dollar value of orders completed on our local logistics platform.

In the three months ended September 30, 2020, Marketplace GOV47 increased to $7.3 billion, or 246% growth compared to the same period in 2019, based on the growth in Total Orders as well as the

[46]	Dashers receive 100% of tips.
[47]

Marketplace GOV does not include the dollar value of orders, taxes and tips, or fees charged to merchants, for orders fulfilled through Drive because we utilize a per-order fee structure for such orders and typically do not receive information regarding the dollar value of such orders.

increasing size of Marketplace orders in part as a result of the COVID-19 pandemic. The circumstances that have accelerated the increase in Marketplace GOV stemming from the effects of the COVID-19 pandemic may not continue in the future, and we expect the growth rate in Marketplace GOV to decline in future periods.

We expect that Marketplace GOV will continue to grow as Total Orders grow, though at a slower rate, as Marketplace GOV does not include Drive while Total Orders do include Drive. We further expect that Marketplace GOV will grow at a slower rate than Total Orders as we continue to broaden our selection of merchants at lower price points to increase affordability for consumers. We are purposefully increasing the affordability of the selection of goods offered by merchants on our platform to improve consumer engagement over time.

Contribution Profit (Loss).48 We define Contribution Profit (Loss) as our gross profit (loss) less sales and marketing expense plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense included in cost of revenue and sales and marketing expenses, and (iii) allocated overhead included in cost of revenue and sales and marketing expenses. Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue. We define Contribution Margin as Contribution Profit (Loss) as a percentage of revenue for the same period.

We use Contribution Profit (Loss) to evaluate our operating performance and trends. We believe that Contribution Profit (Loss) is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders.

In the three months ended September 30, 2020, Contribution Profit improved to $215 million, compared to a Contribution Loss of $52 million in the same period in 2019, driven by the growth in Marketplace

[48]

For more information about Contribution Profit (Loss) and Contribution Margin, including the limitations of such measures, and a reconciliation of Contribution Profit (Loss) to gross profit (loss), the most directly comparable financial measure calculated in accordance with GAAP, see the section titled “Non-GAAP Financial Measures.”

GOV, increased merchant commissions and fees from our Marketplace as well as Drive, cost structure improvements, and increased operating leverage as a result of scale in our business. In the three months ended September 30, 2020, Contribution Margin increased to 24%, compared to negative 22% in the same period in 2019, driven by cost structure improvements and increased operating leverage as a result of scale in our business.

Our Contribution Profit (Loss) can vary significantly as we invest in enhancing the scale of our local logistics platform, including through investments in sales and marketing and promotions spend. In 2018 and 2019, our sales and marketing and promotions spend was $195 million and $776 million, respectively, of which $60 million and $182 million, respectively, was related to promotions. In large part due to these investments, we expect Contribution Profit (Loss) and Contribution Margin to fluctuate in the near term as we continue to invest in the growth of our business, and improve over the long term as we achieve greater scale, increase adoption, and drive efficiency through operational improvements.

Contribution Profit (Loss) is a non-GAAP financial measure with certain limitations regarding its usefulness. It does not reflect our financial results in accordance with GAAP as it does not include the impact of certain expenses that are reflected in our consolidated statements of operations. Accordingly, Contribution Profit (Loss) is not indicative of our overall results or an indicator of past or future financial performance. Further, it is not a financial measure of profitability and it is neither intended to be used as a proxy for the profitability of our business nor does it imply profitability.

Adjusted EBITDA.49 We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) certain legal, tax, and regulatory settlements, reserves, and expenses, (ii) a one-time non-cash change in fair value of a forward contract related to the issuance of our Series F redeemable convertible preferred stock, (iii) loss on disposal of property and equipment, (iv) acquisition-related costs, (v) impairment expenses, (vi) provision for income taxes, (vii) interest income and expense, (viii) foreign exchange gain (loss), (ix) stock-based compensation expense and certain payroll tax expense, and (x) depreciation and amortization expense. Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage in our business. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.

In the three months ended September 30, 2020, Adjusted EBITDA improved to $86 million, compared to Adjusted EBITDA of negative $125 million in the same period in 2019. In the three months ended September 30, 2020, Adjusted EBITDA Margin increased to 10%, compared to negative 52% in the same period in 2019, driven by cost structure improvements and increased operating leverage as a result of scale in our business.

[49]

For more information about Adjusted EBITDA and Adjusted EBITDA Margin, including the limitations of such measures and more detail on the specific adjustments, and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP, as well as a calculation of Adjusted EBITDA Margin, see the section titled “Non-GAAP Financial Measures.”

We expect Adjusted EBITDA and Adjusted EBITDA Margin to fluctuate in the near term as we continue to invest in our business and improve over the long term as we achieve greater scale in our business and efficiencies in our operating expenses.

Our Financial Model

The below charts illustrate the economics of our business starting from Marketplace GOV and ending on Adjusted EBITDA.50

[50]

Adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, and adjusted general and administrative expense are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “Non-GAAP Financial Measures.”

Marketplace GOV represents the total dollar value of Marketplace orders completed through our platform.51

Revenue is equal to Marketplace GOV after deducting (i) Pass-Through Payments and (ii) refunds, credits, and promotions. Pass-Through Payments consist of merchant payout and Dasher payout, net of other sources of revenue (which includes per-order fees that Drive merchants pay to DoorDash). Merchant payout represents the portion of the total dollar value of a Marketplace order paid to merchants related to goods and relevant taxes, less the commissions DoorDash charges merchants. Dasher payout includes the amounts paid to Dashers for deliveries, including incentives (such as peak pay) and tips, and certain amounts related to referral bonuses, less fees from our Fast Pay service. We issue refunds and credits to merchants and consumers to ameliorate issues that may arise with orders, such as a late delivery or a missing item. We use promotions primarily to bring new consumers onto our local logistics platform and to encourage their repeat use of our platform so that using DoorDash becomes a regular activity.

Adjusted cost of revenue and adjusted sales and marketing expense exclude stock-based compensation expense, as it is non-cash in nature, and allocated overhead, as it is generally a fixed cost and is not directly impacted by Total Orders.

We use Contribution Profit (Loss) to evaluate our operating performance and trends. We believe that Contribution Profit (Loss) is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders. Our Contribution Profit (Loss) can vary significantly as we invest in enhancing the scale of our local logistics platform, including through investments in sales and marketing and promotions spend.

[51]	See the section titled “—Key Business and Non-GAAP Metrics” for a description of Marketplace GOV.

Adjusted research and development expense excludes stock-based compensation expense, as it is non-cash in nature, and allocated overhead, as it is generally a fixed cost and is not directly impacted by Total Orders.

Adjusted general and administrative expense excludes stock-based compensation, certain legal, tax, and regulatory settlements, reserves, and expenses, acquisition-related costs, impairment expenses, and includes allocated overhead from cost of revenue, sales and marketing, and research and development. We exclude stock-based compensation as it is non-cash in nature and we exclude certain legal, tax, and regulatory settlements, reserves, and expenses, acquisition-related costs, as well as impairment expenses as these costs are not indicative of our operating performance.

Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage in our business.

Attractive Cohort Trends52

We believe that we have a massive market opportunity ahead of us and have therefore made significant investments in sales and marketing and promotions to enhance consumer adoption. Our Contribution Profit (Loss) represents a cumulative view of the economic performance of our historical consumer cohorts. Accordingly, we believe it is instructive to analyze the individual performance of our historical consumer cohorts over time.

Our historical consumer cohorts demonstrate attractive and improving Contribution Profit (Loss) as a percentage of Marketplace GOV because we have been able to retain and grow consumer demand while normalizing adjusted sales and marketing and promotions spend. In addition, operational and technological enhancements have improved the efficiency of our platform, lowered our cost structure, and generated further improvements to Contribution Profit (Loss) as a percentage of Marketplace GOV. We believe that the performance of our historical consumer cohorts supports our strategy of investing in sales and marketing and promotions to add new consumers to our existing base and enhance the scale of our platform.

We are in the early stages of broad market adoption and have made substantial investments in sales and marketing and promotions to attract and engage new consumers

While we are the category leader, we are significantly underpenetrated in our addressable market. U.S. consumers on our platform in September 2020 represented less than six percent of the U.S. population as of September 30, 2020. We believe that we are in the early phases of broad market adoption and a massive untapped opportunity exists ahead of us. We believe that by providing consumers with convenient access to an unmatched combination of selection, experience, and value, we can make using DoorDash a regular and more frequent activity. Accordingly, we have made substantial investments in sales and marketing and promotions to attract and engage an increasing number of new consumers onto our local logistics platform. In 2018 and 2019, our sales and marketing and promotions spend was $195 million and $776 million, respectively, of which $60 million and $182 million, respectively, was related to promotions.

[52]

For the purposes of this “Attractive Cohort Trends” section only, (i) Marketplace GOV by cohort, (ii) Marketplace GOV from new consumers and existing consumers, (iii) adjusted sales and marketing and promotions spend as a percentage of Marketplace GOV by cohort, (iv) Contribution Profit (Loss) as a percentage of Marketplace GOV by cohort, and (v) Take Rate by cohort are each calculated excluding orders fulfilled through Drive and Caviar.

Our historical consumer cohorts exhibit repeat behavior, which drives an increasing proportion of our Marketplace GOV

DoorDash has category-leading spend retention.53 As consumers have used our platform more frequently, the Marketplace GOV generated by each consumer cohort has grown in each year, demonstrating our value proposition. The chart below reflects the indexed growth in annual Marketplace GOV by consumer cohort, with each cohort representing consumers who placed their first order on our platform in a given fiscal year. For example, the 2018 cohort includes all consumers who placed their first order on our platform between January 1, 2018 and December 31, 2018.

•	Cohorts consistently increase their spend on our platform. For example, the 2016 cohort increased its annual spend by 57% in 2019 compared to 2016.

•

Newer cohorts have increased their spend faster than older cohorts. For example, the 2016 cohort spent 38% more in 2017 compared to 2016. By comparison, the 2017 and 2018 cohorts spent 48% and 65% more, respectively, in their second years compared to their first years on our platform.

[53]

Edison Trends. Based on the estimated dollar value of orders placed on DoorDash, Grubhub, and Uber Eats by a group of users that first placed an order on any such platform between January 1, 2019 and September 30, 2019, as determined by Edison Trends. For each platform, spend retention represents the total dollar value of orders placed by this group of users in their twelfth month on the platform as a percentage of the total dollar value of orders placed by such group in their first month on the platform. Postmates is excluded due to inconsistent data availability in April and May 2020; however, Postmates’ spend retention was lower than DoorDash in all other months of the measurement period. See the section titled “Industry, Market, and Other Data.”

As consumers make DoorDash a regular activity, repeat use has resulted in a greater proportion of our Marketplace GOV being generated by existing consumers on our platform. The chart below reflects the composition of our quarterly Marketplace GOV from new consumers and existing consumers. New consumers are those who completed their first order on our Marketplace in the specified quarter, while existing consumers completed their first order on our Marketplace in a prior quarter. In the chart below, Marketplace GOV from new consumers includes all orders made by new consumers during the quarter in which such new consumers completed their first order on our Marketplace. Marketplace GOV from existing consumers increased from 68% in the third quarter of 2018 to 86% in the third quarter of 2020. We believe this trend has been accelerated with the COVID-19 pandemic, during which we have experienced strong growth in both new consumers and increased orders from existing consumers, and these growth rates may not persist after the COVID-19 pandemic subsides. The increasing proportion of Marketplace GOV from existing consumers improves our operating leverage as the sales and marketing and promotions spend associated with our existing consumers is significantly lower than the spend associated with new consumers.

Adjusted sales and marketing and promotions spend normalizes to two to three percent of Marketplace GOV for our historical cohorts by their second year on our platform

We use the vast majority of our adjusted sales and marketing and promotions spend to bring new consumers to DoorDash and to encourage their repeat use of our platform so that using DoorDash becomes a regular activity. While promotions are primarily recorded as a reduction in revenue, both promotions spend and adjusted sales and marketing spend are used in tandem to drive consumer acquisition.

Adjusted sales and marketing and promotions spend with respect to a new consumer cohort is generally elevated in the initial year of a cohort’s life cycle on our platform due to the cost associated with acquiring new consumers and encouraging their repeat use of our platform. Subsequently, adjusted sales and marketing and promotions spend related to the cohort normalizes between two and three percent of the cohort’s Marketplace GOV by the second year that the cohort has been on our platform. The substantial majority of this ongoing spend is related to adjusted sales and marketing, while only a fraction is related to promotions. This ongoing investment is focused on building our brand, enhancing the powerful network effects of our platform by acquiring new merchants and Dashers, and providing merchandising strategies to feature new merchants and products through promotional discounts.

Historical cohorts demonstrate attractive and improving Contribution Profit (Loss) as a percentage of Marketplace GOV

The chart below illustrates the Contribution Profit (Loss) of each cohort, expressed as a percentage of Marketplace GOV generated by the cohort on a time-indexed basis.

Contribution Profit (Loss) as a percentage of Marketplace GOV for a cohort is generally negative in the first year that the cohort is on our platform, due to the adjusted sales and marketing and promotions spend required to acquire the consumers in the cohort and encourage their repeat use of our platform. We have been successful in driving increasingly positive Contribution Profit (Loss) as a percentage of Marketplace GOV from historical consumer cohorts in subsequent years. This increase has been driven by an improvement in Take Rate, defined as revenue expressed as a percentage of Marketplace GOV for each cohort, and the normalization of adjusted sales and marketing and promotions spend. In 2019, our oldest cohorts, the 2016 and 2017 cohorts, each generated eight percent Contribution Profit and a 15% Take Rate as a percentage of their respective Marketplace GOV for the period.

[54]

Year 1 for the 2016 cohort has been excluded because, for periods prior to January 1, 2017, our consolidated financial statements were prepared using different accounting standards. Accordingly, information for each cohort has only been presented starting with the year ended December 31, 2017.

In addition to the improvement resulting from the normalization of adjusted sales and marketing and promotions spend, Contribution Profit (Loss) as a percentage of Marketplace GOV has improved over time as our overall cost structure has become more efficient due to operational and technological enhancements. These enhancements have focused on improving Dasher efficiency, which enables Dashers to complete more deliveries per hour worked, and the quality of the experience of merchants, consumers, and Dashers, which has led to lower cost of refunds, credits, and adjusted cost of revenue, in the aggregate, as a percentage of Marketplace GOV. These cost structure improvements have led to newer cohorts achieving higher Contribution Profit (Loss) as a percentage of Marketplace GOV compared to older cohorts on a time-indexed basis. We expect these trends in the improvements to the efficiency of our cost structure, and as a result, the improvements to our Contribution Profit (Loss) as a percentage of Marketplace GOV, to be impacted by legal or regulatory changes affecting the classification of Dashers that utilize our platform as independent contractors. As of December 3, 2020, unofficial election results indicate that the 2020 California ballot initiative is likely to pass. In such case, certain provisions regarding compensation, along with certain other requirements, will become applicable to us and Dashers in California and our costs related to Dashers will increase in California, which could lead us to charge higher fees and commissions, which in turn could result in lower order volumes. Depending on whether and how much we choose to increase fees and commissions, these increased costs could also lead to a lower Take Rate. In addition, several other states where we operate

[55]

Year 1 for the 2016 cohort has been excluded because, for periods prior to January 1, 2017, our consolidated financial statements were prepared using different accounting standards. Accordingly, information for each cohort has only been presented starting with the year ended December 31, 2017.

may be considering adopting legislation similar to the 2020 California ballot initiative, which we would expect to increase our costs related to Dashers in such jurisdictions and could also adversely impact our results of operations. Furthermore, if Dashers are determined to be employees in other states or under federal law, this could result in even higher increases to our costs related to Dashers, which would likely lead us to increase fees and commissions even more and may result in further lower order volumes.

Factors Affecting Our Performance

We believe that the growth and future success of our business depend on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations, and maintain or increase profitability.

Increase merchant selection

We must maintain and grow our broad selection of merchants to continue to deliver value for consumers and Dashers. Our ability to maintain and grow our merchant base depends in part on our ability to continue to solve mission-critical challenges for merchants. We have invested substantially in our technology platform to give merchants the tools they need to thrive in the convenience economy. We believe that increasing the value and variety of our merchant services will attract more merchants to our local logistics platform. We intend to enhance our value proposition to merchants through offering new services, increasing the size and engagement of our consumer base to drive greater demand, improving recommendation and personalization features, developing innovative marketing services, and improving the analytics tools available to merchants. If we fail to attract new merchants to DoorDash and retain existing merchants, our business, financial condition, and results of operations would be adversely affected.

We also rely on merchants on our platform for many aspects of our business, and any failure by them to maintain their service levels, or any changes to their pricing or operating costs could adversely affect our business. We do not control or influence merchant pricing for goods or their underlying operating costs. If merchants on our platform were to price their goods unreasonably or cease operations, temporarily or permanently, consumers may not use our platform to purchase from those merchants, or those merchants may leave our platform, which we expect could reduce the number of consumers on our platform.

Cost-effectively attract consumers and increase their engagement

In order to grow our business, we must cost-effectively attract new consumers and increase their engagement with our local logistics platform over time. A substantial portion of our consumers are acquired via word of mouth, but we also use paid marketing to further enhance the growth of our consumer base. We also offer certain promotions to drive consumer acquisition and encourage the repeat use of our platform. Historically, most of our spending to acquire consumers and encourage their repeat use of our platform has occurred in the first year that they are on our platform, and we must continue to make such investments efficiently. Once we acquire new consumers and they begin to use our platform, we work to create a best-in-class experience to encourage loyalty and drive increased order frequency. We are particularly focused on improving the accuracy of items delivered and the speed and timeliness of delivery, without sacrificing selection.

With DashPass, our subscription product, we aim to increase consumer engagement through cost savings. Consumers that subscribe to DashPass have higher order frequency relative to non-subscribers, based on data available since DashPass launched in 2018. However, these subscribers could be early adopters of DashPass and their order frequency may not be representative of future subscriber order frequency as DashPass adoption continues to grow. Further, the average order frequency for DashPass subscribers fluctuates from period to period depending on a number of factors, including the number of non-paying trial users, who generally have lower order frequency. In addition, increasing the selection of merchants available on our local logistics platform and offering additional fulfillment options such as Pickup are aimed at making DoorDash the platform of choice for occasions beyond lunch and dinner. If we fail to cost-effectively attract new consumers and expand our consumers’ engagement with our local logistics platform over time, our business, financial condition, and results of operations would be adversely affected.

Improve the cost-effectiveness of our local logistics platform

We must continue to improve the cost-effectiveness of our local logistics platform to maintain or increase profitability. Our ability to provide a cost-effective local logistics platform depends on a number of factors, including Dasher efficiency. Our ability to maintain or improve Dasher efficiency relies on the technology that powers our local logistics platform. Our technology considers information on demand forecasting, preparation times, and route distances, among other factors, to optimize for both the number and quality of deliveries. Our technology attempts to increase earnings opportunities for Dashers, while minimizing any wasted time on a delivery, such as how long a Dasher waits at a merchant location. We continue to make significant investments to improve the efficiency and sophistication of our technology, including enhancements to demand prediction, forecasting food preparation times at merchants, and optimizing our routing and batching algorithms. We also strive to make operational and technological improvements in order to reduce the number of defective orders and, accordingly, our adjusted cost of revenue and refunds and credits.

Our ability to provide a cost-effective local logistics platform is also dependent on Dasher pay, which is a significant cost and subject to a number of risks. In September 2019, we changed our Dasher pay model to include (i) a base pay amount for each order, which depends on the estimated time, distance, and desirability of the order, (ii) promotions for orders that meet certain conditions, including bonuses for Dashers who meet specific goals, and (iii) tips from consumers, which Dashers receive 100% of on top of base pay and promotions. The base pay amount, any promotions, and any tips that the consumer chooses to include at checkout are shown to Dashers when they are offered a delivery.

We increased the amount we pay to Dashers per order when we changed to our current pay model, but our current Dasher pay model may also cause less consistency in earnings across deliveries in some cases. Further, this pay model may lead to negative publicity related to perceptions of the complexity of our pay model, inconsistency in earnings for Dashers, and a lack of flexibility in the ways consumers can leave tips, and as a result, we may not be successful in attracting and retaining merchants, consumers, and Dashers. In the future, based on a variety of factors, including legal and regulatory changes, we may change our pay model again. Our current pay model, and any future changes to our pay model or our ability to cost-effectively acquire and retain Dashers, could result in an increase to the fees we charge to consumers, which in turn could affect our ability to attract and retain consumers, and could adversely affect our business, financial condition, and results of operations.

Our ability to provide a cost-effective local logistics platform could also be impacted by legal or regulatory challenges to the classification of Dashers that utilize our platform as independent contractors. For example, the California Legislature passed AB 5 and it was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. We, along with certain other companies, supported a campaign for the 2020 California ballot initiative to address AB 5 and preserve flexibility for Dashers. As of December 3, 2020, unofficial election results indicate that this initiative is likely to pass. In such case, certain provisions regarding compensation, along with certain other requirements, will become applicable to us and Dashers in California and our costs related to Dashers will increase in California, which could lead us to charge higher fees and commissions, which in turn could result in lower order volumes. Depending on whether and how much we choose to increase fees and commissions, these increased costs could also lead to a lower Take Rate. The provisions resulting from the 2020 California ballot initiative that would become applicable to us include, but are not limited to, (i) net earnings (which excludes tips, tolls, and certain other amounts) to Dashers no less than a net earnings floor equal to (a) 120% of the minimum wage for a Dasher’s engaged time and (b) for Dashers using a motor vehicle, $0.30 per engaged mile (which amount shall be adjusted for inflation after 2021) and (ii) for Dashers averaging at least 15 hours per week of engaged time during a calendar quarter who subscribe to a qualifying health plan, payments to such Dashers of healthcare subsidies of varying dollar amounts depending on a Dasher’s engaged time per week. As such, the passage of the 2020 California ballot initiative is likely to have an adverse impact on our results of operations. In addition, several other states where we operate may be considering adopting legislation similar to the 2020 California ballot initiative, which we would expect to increase our costs related to Dashers in such jurisdictions and could also adversely impact our results of operations. Even with the passage of the 2020 California ballot initiative and similar legislation, such initiatives could still be challenged and subject to litigation. Furthermore, if Dashers are determined to be employees in other states or under federal law, this could result in even higher increases to our costs related to Dashers, which would likely lead us to increase fees and commissions even more and may result in further lower order volumes. To the extent Dashers are determined to be employees under other state or federal law, we would be required to significantly alter our existing business model and operations, which would have an adverse impact on our business, financial condition, and results of operations.

If we are unable to maintain or improve the cost-effectiveness of our local logistics platform, our business, financial condition, and results of operations could be adversely affected.

Enhance our competitive position

We operate in a competitive market, with various companies seeking to increase category share in the local logistics category. In order to compete effectively, we must continue to deliver a compelling value proposition to attract and retain merchants, consumers, and Dashers, drive increased engagement from consumers, enter new markets, and increase our category share. Within our industry, the cost to switch between offerings is low. Consumers can shift to the lowest-cost provider and could use more than one local logistics platform; independent contractors who provide delivery services could use multiple platforms concurrently as they attempt to maximize earnings; and merchants could prefer to use the local logistics platform that offers the lowest commission rates and adopt more than one platform to maximize their volume of orders. As we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. Although we face intense competition, we have become the largest and fastest growing business in the U.S. local food delivery logistics category, with 50% category share.56 While we believe we have differentiated our business from our competitors by offering a broad array of services to empower merchants, broad selection and the best experience and value for consumers, and earnings opportunities, transparency, and flexibility for Dashers, we must continue to respond to competitive pressures. This will require us to continue to invest in research and development, sales and marketing, order management, and our platform so that we are able to grow our network, increase the efficiency of our local logistics platform, and respond to shifts in competitors’ pricing levels, revenue models, or business practices. If we are not able to compete effectively, our business, results of operations, and financial condition would be adversely affected.

Seasonality

We experience seasonality in our results of operations. Our business broadly reflects consumer spending and Dasher behavior patterns that occur over the course of the calendar year, although our rapid growth and the impact of the COVID-19 pandemic have made, and may continue to make,

[56]	Edison Trends; see the section titled “Industry, Market, and Other Data.”

seasonal fluctuations difficult to detect. We generally experience changes in consumer activity as a result of holidays and colder or more inclement weather, which drives higher consumer demand. This results in changes in Total Orders and Marketplace GOV. Any improvement that we experience is partially offset by a corresponding increase in Dasher pay as the increase in consumer demand requires us to have more Dashers available to fulfill orders. During these times, we rely on incentive pay to attract sufficient Dashers to maintain the quality of our platform, which increases our costs. In addition, we benefit from increased order volume in our college markets when school is in session and experience a decrease in order volume when school is not in session, such as during summer breaks and other vacation periods. During periods when school is not in session, Dasher pay tends to decline as the decrease in consumer demand requires us to have fewer Dashers to fulfill orders. As we continue to scale and our growth slows, other seasonal trends may develop and the existing seasonal trends that we experience may become more pronounced and contribute to fluctuations in our results of operations. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors.

COVID-19 pandemic

The current outbreak of COVID-19 has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings. The extent to which the COVID-19 pandemic impacts our business will depend on future developments which are highly uncertain and cannot be predicted at this time. In response to the COVID-19 pandemic, we have taken active measures to promote health and safety, including providing for no-contact delivery, distributing masks, hand sanitizer, and gloves to Dashers in affected areas, and working closely with merchants to share safety guidelines. However, our efforts may not be successful and we may not have sufficient protection or recovery plans to continue to deal with the COVID-19 pandemic.

We have temporarily closed our corporate offices and our employees are working remotely, which impacts productivity and otherwise disrupts our business operations. In addition, the COVID-19 pandemic has resulted in a widespread global health crisis and adversely affected global economies and financial markets. Such events have impacted demand for merchants and consumer purchase patterns, which in turn, could adversely affect our revenue and results of operations.

With the COVID-19 pandemic, we have experienced a significant increase in revenue, Total Orders, and Marketplace GOV due to increased consumer demand for delivery, more merchants using our platform to facilitate both delivery and take-out, and improved efficiency of our local logistics platform. The circumstances that have accelerated the growth of our business stemming from the effects of the COVID-19 pandemic may not continue in the future, and we expect the growth rates in revenue, Total Orders, and Marketplace GOV to decline in future periods.

Furthermore, as COVID-19 is transmitted by human contact, our employees and any constituent of our network may become infected, or may choose, or be advised, to avoid any contact with others, any of which may adversely affect our ability to provide our platform and for merchants, consumers, and Dashers to use our platform. In addition, shelter-in-place orders and similar regulations impact merchants’ ability to operate their businesses, consumers’ ability to pick up orders, and Dashers’ ability to make deliveries during certain times, or at all. Further, demand from businesses that typically place large orders for their employees or in-person meetings may be significantly reduced. With the COVID-19 pandemic, our DoorDash for Work offering has been limited to providing large group orders solely to businesses that are deemed essential and we have also temporarily paused catering orders. Such events have in the past caused, and may in the future cause, a temporary closure of merchants’ businesses, either due to government mandate or voluntary preventative measures, and many of our merchants may not be able to withstand prolonged interruptions to their businesses and may go out of business. Even if merchants are able to continue to operate their businesses, many may operate with limited hours, menus, and capacity and other limitations. Any limitations on or disruptions or closures of merchants’ businesses could impact the selection available on our platform, disrupt our ability to operate our local logistics platform, and adversely affect our business.

With the COVID-19 pandemic, merchants may be perceived as unsafe even for order delivery or pickup. If the services offered through our platform or at other businesses in our industry become a significant risk for transmitting COVID-19, or if there is a public perception that such risk exists, demand for the use of our platform would be adversely affected. Any negative impact on consumers’ willingness or ability to order delivery or complete a Pickup order, or on Dashers’ willingness or ability to make deliveries, could adversely affect our business, financial condition, and results of operations. The sustainability of our merchant, consumer, and Dasher network remains vital, and therefore, we intend to continue to increase our investment in programs designed to drive more business to our merchants, including promotions, reduced commissions, and new product initiatives.

In connection with the COVID-19 pandemic, jurisdictions across the United States, including New Jersey, Washington, jurisdictions within Los Angeles County, California, San Francisco, California, Chicago, Illinois, and New York, New York, have implemented temporary commission caps on local food delivery logistics platforms. These commission caps have had in the past, and are likely to have in the future, an adverse effect on our results of operations. These commission caps have also caused, and may in the future cause, us to increase the fees we charge to consumers, though we are aware of one jurisdiction which has adopted explicit prohibitions against doing so in connection with commission caps, which could further increase our costs. With the continued duration of COVID-19, we expect these existing commission caps to persist in the near term and for additional jurisdictions where we operate to implement similar caps. If any of these events occur, or if commission caps are retained after the COVID-19 pandemic subsides, our business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another, which creates additional challenges to managing our business.

Caviar Acquisition

On October 31, 2019, we acquired certain assets and liabilities from Square, Inc. related to Caviar, a marketplace focused on facilitating deliveries from premium restaurants, for total consideration of $411 million, which consisted of $311 million in cash, including $1 million in seller transaction costs settled at closing, and $100 million of our Series G redeemable convertible preferred stock. This acquisition advances our strategy of offering consumers differentiated merchant selection and enables us to cater to even more food preferences and occasions.

Components of Results of Operations

Revenue

We generate a substantial majority of our revenue from orders completed through our Marketplace and the related commissions charged to partner merchants and fees charged to consumers. Commissions from partner merchants are based on an agreed-upon rate applied to the total dollar value of goods ordered in exchange for using our local logistics platform to sell the partner merchants’ products. Fees from consumers are for use of our local logistics platform to arrange for delivery services. We recognize revenue from Marketplace orders on a net basis as we are an agent for both partner merchants and consumers. Our revenue therefore reflects commissions charged to partner merchants and fees charged to consumers less (i) Dasher payout and (ii) refunds, credits, and promotions, which includes certain discounts and incentives provided to consumers, including those for referring a new customer. Revenue from our Marketplace is recognized at the point in time when the consumer obtains control of the merchant’s products.

We also generate revenue from membership fees paid by consumers for DashPass, our subscription product, which is recognized as part of our Marketplace revenue. Revenue generated from our DashPass subscriptions is recognized on a ratable basis over the contractual period, which is generally one month to one year depending on the type of subscription purchased by the consumer.

In addition, we generate revenue from other sources, including from our Drive offering. We generate revenue from Drive by collecting per-order fees from merchants that use our local logistics platform to arrange for delivery services that fulfill demand generated through their own channels. Revenue from Drive is recognized at the point in time when the consumer obtains control of the merchant’s products.

Cost of Revenue, Exclusive of Depreciation and Amortization

Cost of revenue primarily consists of (i) order management costs, which include payment processing charges, net of rebates issued from payment processors, costs associated with cancelled orders, costs related to placing orders with non-partner merchants, and insurance expenses, (ii) platform costs, which include costs for onboarding merchants and Dashers, costs for providing support for consumers, merchants, and Dashers, and technology platform infrastructure costs, and (iii) personnel costs, which include personnel-related compensation expenses related to our local operations, support, and other teams, and allocated overhead. Personnel-related compensation expenses primarily include salary, bonus, benefits, and stock-based compensation expense. Allocated overhead is determined based on an allocation of shared costs, such as facilities (including rent and utilities) and information technology costs, among all departments based on employee headcount.

We expect that the cost of revenue will increase on an absolute dollar basis as our business grows and as we continue to invest in order management and our platform and hire additional employees for our local operations, support, and other teams to support the growth in our business. As a result, we expect that cost of revenue as a percentage of revenue will vary from period to period over the short term and decrease over the long term as we achieve greater scale and operational efficiency.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising and other ancillary expenses related to merchant, consumer, and Dasher acquisition, including certain consumer referral credits and Dasher referral fees paid to the referrers to the extent they represent fair value of acquiring a new consumer or a new Dasher, brand marketing expenses, personnel-related compensation expenses for sales and marketing employees, and commissions expense including amortization of deferred contract costs, as well as allocated overhead.

We expect that sales and marketing expenses will increase on an absolute dollar basis as we invest to grow our network of merchants, consumers, and Dashers and enhance our brand awareness. We expect sales and marketing expenses as a percentage of revenue will vary from period to period over the short term and decrease over the long term.

Research and Development

Research and development expenses primarily consist of personnel-related compensation expenses related to data analytics and the design of, product development of, and improvements to our platform, as well as expenses associated with the licensing of third-party software and allocated overhead.

We plan to continue to hire employees to support our research and development efforts to expand the capabilities and scope of our platform and offerings. As a result, we expect that research and development expenses will increase on an absolute dollar basis as we continue to invest to support these activities. We expect that research and development expenses as a percentage of revenue will vary from period to period over the short term and decrease over the long term.

General and Administrative

General and administrative expenses primarily consist of legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, personnel-related compensation expenses related to administrative employees, which include finance and accounting, human resources and legal, chargebacks associated with fraudulent credit card transactions, professional services fees, acquisition-related expenses, and allocated overhead.

We expect that general and administrative expenses will increase on an absolute dollar basis due to increases in chargebacks associated with fraudulent credit card transactions and legal, tax, and regulatory expenses as we add personnel and enhance our systems, processes, and controls to support the growth in our business as well as our increased compliance and reporting requirements as a public company. We expect general and administrative expenses as a percentage of revenue will vary from period to period over the short term and decrease over the long term.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation and amortization expenses associated with our property and equipment and intangible assets. Depreciation includes expenses associated with equipment for merchants, including equipment for merchants under finance leases, computer equipment and software, office equipment, and leasehold improvements. Amortization includes expenses associated with our capitalized software and website development costs, as well as acquired intangible assets.

We expect that depreciation and amortization expenses will increase on an absolute dollar basis as we invest in property and equipment to support the growth in our business. We expect depreciation and amortization expenses as a percentage of revenue over the short term will vary from period to period and decrease over the long term.

Interest Income

Interest income consists of interest earned on our cash, cash equivalents, and marketable securities.

Interest Expense

Interest expense consists of interest costs related to our revolving credit facility and payment-in-kind interest on our Convertible Notes issued in February 2020.

Other (Expense) Income, Net

Other (expense) income, net primarily consists of a non-cash change in fair value of a forward contract liability in connection with the issuance of shares of our Series F redeemable convertible preferred stock. To accommodate the timing of regulatory approvals required by an existing investor, we committed to sell $100 million of shares of our Series F redeemable convertible preferred stock to this investor in a subsequent closing, which ultimately occurred after we had entered into a non-binding term sheet to sell shares of Series G redeemable convertible preferred stock at a higher price per share than our Series F redeemable convertible preferred stock. We determined that the commitment to defer the sale of shares of Series F redeemable convertible preferred stock to this investor was a forward contract that should be classified as a liability and measured at fair value on a recurring basis, with changes in fair value recognized in other expense, net in the consolidated statements of operations. This forward contract was entered into in February 2019 and settled in May 2019. Other (expense) income, net also includes gains and losses from transactions denominated in a currency other than the functional currency.

Provision for Income Taxes

Provision for income taxes primarily consists of U.S. federal and state income tax and franchise tax, as well as international taxes in Canada and Australia.

Results of Operations

The following table summarizes our historical consolidated statements of operations data:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Revenue	$291	$885	$587	$1,916
Costs and expenses:(1)
Cost of revenue, exclusive of depreciation and amortization	228	523	353	899
Sales and marketing	135	594	445	610
Research and development	51	107	73	112
General and administrative	78	245	179	337
Depreciation and amortization(2)	9	32	16	89

Total costs and expenses	501	1,501	1,066	2,047

Loss from operations	(210)	(616)	(479)	(131)
Interest income	7	18	14	6
Interest expense	(1)	—	—	(22)
Other expense, net	—	(68)	(67)	—

Loss before income taxes	(204)	(666)	(532)	(147)
Provision for income taxes	—	1	1	2

Net loss	$(204)	$(667)	$(533)	$(149)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$3	$2	$2	$1
Sales and marketing	3	2	2	1
Research and development	11	8	6	5
General and administrative	7	6	4	4

Total stock-based compensation expense	$24	$18	$14	$11

(2)	Depreciation and amortization related to the following:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Cost of revenue	$8	$27	$15	$73
Sales and marketing	1	3	1	10
Research and development	—	1	—	4
General and administrative	—	1	—	2

Total depreciation and amortization	$9	$32	$16	$89

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Revenue	100%	100%	100%	100%
Costs and expenses:
Cost of revenue, exclusive of depreciation and amortization	78%	59%	60%	47%
Sales and marketing	46%	67%	76%	32%
Research and development	18%	12%	12%	6%
General and administrative	27%	28%	31%	17%
Depreciation and amortization	3%	4%	3%	5%

Total costs and expenses	172%	170%	182%	107%

Loss from operations	(72%)	(70%)	(82%)	(7%)
Interest income	2%	2%	2%	—%
Interest expense	—%	—%	—%	(1%)
Other expense, net	—%	(7%)	(11%)	—%

Loss before income taxes	(70%)	(75%)	(91%)	(8%)
Provision for income taxes	—%	—%	—%	—%

Net loss	(70%)	(75%)	(91%)	(8%)

Comparison of the Nine Months Ended September 30, 2019 and 2020

Revenue

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(in millions)
Revenue	$587	$1,916	$1,329	226%

Revenue increased by $1.3 billion, or 226%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily driven by a 200% increase in Total Orders to 543 million, which led to a 198% increase in Marketplace GOV to $16.5 billion. The increase in Total Orders was primarily driven by increased engagement from existing consumers, the addition of new consumers, and an increase in the number of orders completed through Drive. These trends accelerated in part due to the effects of the COVID-19 pandemic, which resulted in in-store dining shutdowns and shelter-in-place measures. For the nine months ended September 30, 2020, revenue increased at a faster rate than Marketplace GOV, primarily due to increased Dasher efficiency, lower refunds and credits as a percentage of Marketplace GOV, and increased merchant fees from our Marketplace as well as Drive.

Cost of Revenue, Exclusive of Depreciation and Amortization

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$353	$899	$546	155%

Cost of revenue, exclusive of depreciation and amortization, increased by $546 million, or 155%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily attributable to an increase of $322 million in order management costs, driven by significant growth in the number of Total Orders, Marketplace GOV, and the introduction of occupational accident insurance for Dashers in the third quarter of 2019, an increase of $142 million in platform costs, as well as an increase of $26 million in personnel costs due to increased headcount.

As a percentage of revenue, cost of revenue, exclusive of depreciation and amortization, was 47% in the nine months ended September 30, 2020, decreasing from 60% in the nine months ended September 30, 2019. The decrease in cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue was primarily driven by product and operational improvements which improved the efficiency of our platform costs, as well as increased operating leverage as a result of increasing scale in our business.

Sales and Marketing

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(in millions)
Sales and marketing	$445	$610	$165	37%

Sales and marketing expenses increased by $165 million, or 37%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily driven by an increase of $117 million in merchant, consumer, and Dasher advertising and brand marketing expenses as we continued our focus on expansion and enhancing consumer adoption and an increase of $53 million in personnel-related compensation expenses and allocated overhead. These increases were offset by referral expenses for consumers and Dashers, which decreased by $12 million, from $38 million in the nine months ended September 30, 2019, to $26 million in the nine months ended September 30, 2020.

As a percentage of revenue, sales and marketing expenses were 32% in the nine months ended September 30, 2020, decreasing from 76% in the nine months ended September 30, 2019. The decrease in sales and marketing expenses as a percentage of revenue was driven by increased operating leverage as existing consumers generated a greater proportion of revenue, as well as increased efficiency in our consumer and Dasher acquisition efforts.

Research and Development

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(in millions)
Research and development	$73	$112	$39	53%

Research and development expenses increased by $39 million, or 53%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily driven by an increase of $55 million in personnel-related compensation expenses and allocated overhead due to increased headcount and an increase of $11 million in computer software expenses driven by the increasing scale in our business, partially offset by an increase in capitalized software and website development costs of $28 million.

As a percentage of revenue, research and development expenses were 6% in the nine months ended September 30, 2020, decreasing from 12% in the nine months ended September 30, 2019. The decrease in research and development expenses as a percentage of revenue was driven by increased operating leverage as a result of increasing scale in our business.

General and Administrative

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(in millions)
General and administrative	$179	$337	$158	88%

General and administrative expenses increased by $158 million, or 88%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily driven by an increase of $68 million in legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, an increase of $22 million in personnel-related compensation expenses and allocated overhead due to increased headcount, an increase of $17 million in chargebacks associated with fraudulent credit card transactions, an increase of $13 million in professional services fees to support growth in our business, and an increase of $11 million in impairment expenses primarily associated with right-of-use assets.

As a percentage of revenue, general and administrative expenses were 17% in the nine months ended September 30, 2020, decreasing from 31% in the nine months ended September 30, 2019. The decrease in general and administrative expenses as a percentage of revenue was driven by increased operating leverage as a result of increasing scale in our business.

Depreciation and Amortization

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(in millions)
Depreciation and amortization	$16	$89	$73	456%

Depreciation and amortization expenses increased by $73 million, or 456%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily driven by $43 million of amortization expenses for acquired intangible assets related to Caviar and $14 million of depreciation expenses related to equipment for merchants.

Interest Income

	Nine Months Ended September 30,
	2019	2020	$ Change		% Change
	(in millions)
Interest income	$14	$6		$(8)	(57)%

Interest income decreased by $8 million, or 57%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The decrease was primarily driven by a change in our investment strategy to reduce the weighted-average maturity of our investment portfolio to less than one year which reduced the yield on our investment portfolio.

Interest Expense

	Nine Months Ended September 30,
	2019	2020		$ Change		% Change
	(in millions)
Interest expense	$—		$(22)		$(22)	(100)%

Interest expense increased by $22 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase in interest expense was primarily attributable to the accrued payment-in-kind interest on our Convertible Notes issued in February 2020.

Other expense, net

	Nine Months Ended September 30,
	2019		2020	$ Change	% Change
	(in millions)
Other expense, net		$(67)	$—	$67	(100)%

Other expense, net decreased by $67 million, or 100% for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The decrease in other expense was attributable to non-cash changes in fair value of $67 million of a forward contract liability in connection with the issuance of shares of our Series F redeemable convertible preferred stock that was issued in February 2019 and settled in May 2019.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
Revenue	$291	$885	$594	204%

Revenue increased by $594 million, or 204%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by a 217% increase in Total Orders to 263 million, which led to a 186% increase in Marketplace GOV to $8.0 billion. The increase in Total Orders was primarily driven by an increase in new consumers acquired as a result of our continued expansion in our existing markets and expansion into new markets, as well as increased engagement from existing consumers. For the year ended December 31, 2019, revenue increased at a faster rate than Marketplace GOV primarily due to higher merchant commission rates and growth in orders completed through Drive.

Cost of Revenue, Exclusive of Depreciation and Amortization

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$228	$523	$295	129%

Cost of revenue, exclusive of depreciation and amortization, increased by $295 million, or 129%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily attributable to an increase of $138 million in order management costs driven by significant growth in the number of Total Orders, Marketplace GOV, and the introduction of occupational accident insurance for Dashers in the third quarter of 2019, an increase of $103 million in platform costs, as well as an increase of $36 million in personnel costs due to increased headcount.

As a percentage of revenue, cost of revenue, exclusive of depreciation and amortization, was 59% in the year ended December 31, 2019, decreasing from 78% in the year ended December 31, 2018. The decrease in cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue was primarily driven by product and operational improvements which improved the efficiency of our platform costs, as well as increased operating leverage as a result of increasing scale in our business.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
Sales and marketing	$135	$594	$459	340%

Sales and marketing expenses increased by $459 million, or 340%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by an increase of $365 million in merchant, consumer, and Dasher advertising and brand marketing expenses as we continued our focus on expansion and enhancing consumer adoption, and an increase of $42 million in personnel-related compensation expenses and allocated overhead. Additionally, referral expenses for consumers and Dashers increased by $40 million, from $5 million in the year ended December 31, 2018, to $45 million in the year ended December 31, 2019.

As a percentage of revenue, sales and marketing expenses were 67% in the year ended December 31, 2019, increasing from 46% in the year ended December 31, 2018. The increase in sales and marketing expenses as a percentage of revenue was driven by greater investments in advertising costs to attract new merchants, consumers, and Dashers.

Research and Development

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
Research and development	$51	$107	$56	110%

Research and development expenses increased by $56 million, or 110%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by an increase of $56 million in personnel-related compensation expenses and allocated overhead due to increased headcount.

As a percentage of revenue, research and development expenses were 12% in the year ended December 31, 2019, decreasing from 18% in the year ended December 31, 2018. The decrease in research and development expenses as a percentage of revenue was driven by increased operating leverage as a result of increasing scale in our business.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
General and administrative	$78	$245	$167	214%

General and administrative expenses increased by $167 million, or 214%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by an increase of $91 million in legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, an increase of $19 million in personnel-related compensation expenses and allocated overhead due to increased headcount, and $14 million in professional services fees and acquisition-related expenses.

As a percentage of revenue, general and administrative expenses were 28% in the year ended December 31, 2019, increasing from 27% in the year ended December 31, 2018.

Depreciation and Amortization

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
Depreciation and amortization	$9	$32	$23	256%

Depreciation and amortization expenses increased by $23 million, or 256%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by $12 million in depreciation expenses due to an increase in purchases of equipment for merchants as we added new merchants on our platform, as well as $7 million for two months of amortization expenses for acquired intangible assets related to Caviar.

Interest Income

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
Interest income	$7	$18	$11	157%

Interest income increased by $11 million, or 157%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase in interest income was primarily attributable to an increase in our cash, cash equivalents, and marketable securities.

Interest Expense

	Year Ended December 31,			$ Change	% Change
	2018		2019
	(in millions)
Interest expense		$(1)	$–	$1	(100)%

Interest expense was not material for the periods presented.

Other Expense, Net

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions)
Other expense, net	$–	$(68)	$(68)	100%

Other expense, net increased by $68 million, or 100%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. This expense primarily relates to non-cash changes in fair value of $67 million of a forward contract liability in connection with the issuance of shares of our Series F redeemable convertible preferred stock.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarterly periods for the year ended December 31, 2019 and the nine months ended September 30, 2020. The unaudited quarterly statements of operations data have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. The following unaudited quarterly consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Quarterly Consolidated Statements of Operations

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Revenue	$133	$215	$239	$298	$362	$675	$879
Costs and expenses:(1)
Cost of revenue, exclusive of depreciation and amortization	98	122	133	170	194	323	382
Sales and marketing	135	143	167	149	152	168	290
Research and development	20	25	28	34	33	38	41
General and administrative	70	48	61	66	82	88	167
Depreciation and amortization(2)	4	5	7	16	24	31	34

Total costs and expenses	327	343	396	435	485	648	914

(Loss) income from operations	(194)	(128)	(157)	(137)	(123)	27	(35)
Interest income	3	5	6	4	3	2	1
Interest expense	—	—	—	—	(4)	(9)	(9)
Other (expense) income, net	—	(67)	—	(1)	(4)	3	1

(Loss) income before income taxes	(191)	(190)	(151)	(134)	(128)	23	(42)
Provision for income taxes	—	—	1	—	1	—	1

Net (loss) income	$(191)	$(190)	$(152)	$(134)	$(129)	$23	$(43)

(1) Includes stock-based compensation expense as follows:
	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$1	$—	$1	$—	$1	$—	$—
Sales and marketing	1	1	—	—	1	—	—
Research and development	2	2	2	2	1	2	2
General and administrative	2	1	1	2	2	1	1

Total stock-based compensation expense	$6	$4	$4	$4	$5	$3	$3

(2)	Depreciation and amortization related to the following:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Cost of revenue	$4	$5	$6	$12	$20	$25	$28
Sales and marketing	—	—	1	2	3	3	4
Research and development	—	—	—	1	1	2	1
General and administrative	—	—	—	1	—	1	1

Total depreciation and amortization	$4	$5	$7	$16	$24	$31	$34

Consolidated Statements of Operations, as a percentage of revenue

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
Revenue	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue, exclusive of depreciation and amortization	74%	57%	56%	57%	53%	47%	43%
Sales and marketing	101%	67%	70%	50%	42%	25%	33%
Research and development	15%	12%	11%	12%	9%	6%	5%
General and administrative	53%	22%	26%	22%	23%	13%	19%
Depreciation and amortization	3%	2%	3%	5%	7%	5%	4%

Total costs and expenses	246%	160%	166%	146%	134%	96%	104%

(Loss) income from operations	(146)%	(60)%	(66)%	(46)%	(34)%	4%	(4)%
Interest income	2%	2%	2%	1%	—	—	—
Interest expense	—	—	—	—	(1)%	(1)%	(1)%
Other (expense) income, net	—	(30)%	—	—	(1)%	—	—

(Loss) income before income taxes	(144)%	(88)%	(64)%	(45)%	(36)%	3%	(5)%
Provision for income taxes	—	—	—	—	—	—	—

Net (loss) income	(144)%	(88)%	(64)%	(45)%	(36)%	3%	(5)%

Quarterly Trends

Revenue

On a quarterly basis, our revenue increased for all quarters presented as a result of increases in Total Orders. The increase in Total Orders was primarily driven by an increase in new consumers acquired as a result of our continued expansion in our existing markets and expansion into new markets, increased engagement from existing consumers, and growth in orders completed through Drive. In the second and third quarters of 2020, these trends accelerated in part due to the effects of the COVID-19 pandemic, which resulted in in-store dining shutdowns and the adoption of shelter-in-place measures.

Cost of Revenue, Exclusive of Depreciation and Amortization

On a quarterly basis, cost of revenue, exclusive of depreciation and amortization, increased for all quarters presented primarily due to the growth in Total Orders and the number of new Dashers and merchants onboarded. Cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue primarily trended downward for the quarters presented primarily as a result of product and operational improvements which improved the efficiency of our platform costs, as well as increased operating leverage as a result of increasing scale in our business.

Sales and Marketing

On a quarterly basis, our sales and marketing expenses increased for all quarters presented with the exception of the fourth quarter of 2019. Sales and marketing expenses as a percentage of revenue have generally trended downwards as a result of increased operating leverage as existing consumers generated a greater proportion of revenue, as well as increased efficiency in our consumer and Dasher acquisition efforts.

Research and Development

On a quarterly basis, our research and development expenses increased for all quarters presented with the exception of the first quarter of 2020, primarily driven by increased personnel-related compensation expenses and allocated overhead due to increased headcount. Research and development expenses as a percentage of revenue have generally trended downwards due to increased operating leverage as a result of increasing scale in our business.

General and Administrative

On a quarterly basis, our general and administrative expenses increased for all quarters presented with the exception of the second quarter of 2019 primarily due to fluctuations in legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, increased personnel-related compensation expenses and allocated overhead due to increased headcount, and an increase in professional services fees to support growth in our business. General and administrative expenses as a percentage of revenue generally trended downwards as a result of increasing scale in our business and fluctuated due to variations in legal, tax, and regulatory reserves from period to period.

Depreciation and Amortization

On a quarterly basis, our depreciation and amortization expenses increased for all quarters presented. The increase was primarily driven by amortization of acquired intangible assets related to Caviar, as well as an increase in investment in equipment for merchants as we added new merchants on our platform. Depreciation and amortization expense as a percentage of revenue fluctuated period to period primarily due to the amortization of acquired intangible assets related to Caviar beginning in the fourth quarter of 2019.

Other (Expense) Income, Net

Other expense, net increased significantly in the three months ended June 30, 2019 due to a $67 million non-cash change in fair value of a forward contract liability in connection with the issuance of shares of our Series F redeemable convertible preferred stock. This forward contract was issued in February 2019 and settled in May 2019.

Credit Facilities

On November 19, 2019, we entered into a revolving credit and guaranty agreement with JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Goldman Sachs Lending Partners LLC, an affiliate of Goldman Sachs & Co. LLC, which, as amended and restated on August 7, 2020, provides for a $300 million unsecured revolving credit facility maturing on August 7, 2025, increasing to $400 million in aggregate revolving commitments upon the consummation of an IPO of our common stock on or prior to August 7, 2021. Loans under the credit facility bear interest, at our option, at (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted LIBOR rate for a one-month interest period plus 1.00%, or (ii) an adjusted LIBOR rate plus a margin equal to 1.00%. We are also obligated to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee. As of September 30, 2020, we were in compliance with the covenants under the revolving credit and guaranty agreement. As of September 30, 2020, no amounts were drawn and we had $38 million of issued letters of credit outstanding from the revolving credit and guaranty agreement.

In addition, as of September 30, 2020 we had outstanding letters of credit, established primarily for real estate leases and insurance policies, in an aggregate amount of $22 million issued by a different lender.

The reimbursement obligations under these letters of credit are secured by cash held in restricted depository accounts. We expect that these letters of credit will be replaced by letters of credit under our revolving credit facility in the near future.

Convertible Notes

On February 19, 2020, we issued $340 million aggregate principal amount of Convertible Notes pursuant to the Convertible Note Purchase Agreement, dated February 19, 2020, among us, Caviar, and the investors party thereto, or the Note Investors. We refer to such agreement as the Note Purchase Agreement. We received net proceeds of $333 million, net of $2 million in debt issuance costs and an original issue discount of $5 million. The interest rate is 10.00% per annum, payable quarterly in arrears. At our election, interest is to be paid in cash or by increasing the principal amount of the Convertible Notes by payment-in-kind. The Convertible Notes mature on March 1, 2025 unless earlier converted, redeemed, or repaid pursuant to their terms. The Convertible Notes are initially guaranteed by Caviar and are required to be guaranteed in the future by any of our subsidiaries that guarantee borrowings under our revolving credit facility, which we refer to, together with DoorDash, as the Credit Parties. The Convertible Notes contain certain affirmative and negative covenants applicable to us and the other Credit Parties, including, among other things, restrictions on the incurrence of indebtedness, the granting of liens, the entry into certain mergers or consolidations with other parties, the repurchase of stock, the issuance of dividends and other distributions, the entry into certain agreements, the entry into certain transactions with affiliates, and certain purchases of securities issued by third parties.

The Convertible Notes will be automatically converted upon the later of (i) the one-year anniversary of the issuance date of the Convertible Notes and (ii) the trading day that is the tenth trading day immediately following the date of a Qualified Public Company Event, (i) and (ii), in either case, the initial conversion date. A Qualified Public Company Event for purposes of the Convertible Notes means any transaction, including a direct listing or an initial public offering, that (i) results in our common stock being registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange, the Nasdaq Global Select Market, or the Nasdaq Global Market and (ii) occurs in connection with a firm commitment underwritten initial public offering with net proceeds of at least $100 million. If, following a Qualified Public Company Event, the conversion reference price for the Convertible Notes implies a market capitalization less than $10 billion, the Convertible Notes will automatically convert into a new non-convertible note bearing identical terms to the Convertible Notes (other than with respect to conversion), which is prepayable without penalty at our option at any time. For purposes of the Convertible Notes, the conversion reference price means the arithmetic average of the daily volume-weighted average price of our common stock for the ten trading days immediately prior to the initial conversion date. If, following a Qualified Public Company Event, the conversion reference price for the Convertible Notes implies a market capitalization greater than $10 billion, the Convertible Notes will automatically convert into shares of our Class A common stock over a 40-trading day period based on the daily volume-weighted average price per share of our Class A common stock during such period; provided, we may, in our sole discretion, elect to deliver cash in lieu of shares of Class A common stock in connection with such conversion.

Pursuant to the terms of the Convertible Notes, we are required to redeem the Convertible Notes upon the occurrence of certain change of control events (such redemption, a Change of Control Redemption). Upon the occurrence of an event triggering a Change of Control Redemption, we are required to redeem the Convertible Notes at a price equal to (i) if such redemption occurs prior to the one-year anniversary of the original issuance date of the Convertible Notes, the sum of (a) the principal amount of the Convertible Notes plus accrued and unpaid interest, if any, and (b) the future value of interest that would accrue on the Convertible Notes through the one-year anniversary of the issuance date; and (ii) if such redemption occurs after the one-year anniversary of the original issuance date of the Convertible Notes, an amount equal to the principal amount of the Convertible Notes plus accrued and unpaid interest, if any. Additionally, pursuant to the terms of the Convertible Notes, we are permitted to incur (i) $950 million (or $1.05 billion following a Qualified Public Company Event) of indebtedness plus (ii) additional indebtedness so long as our senior net leverage ratio is less than 2.5 to 1. Any additional indebtedness that is incurred in reliance on the preceding clause (ii) will require us to use the net proceeds from such additional indebtedness to redeem the Convertible Notes at a price equal to the product of (x) the principal amount of the Convertible Notes plus accrued and unpaid interest, if any, and (y) 1.06. We may also prepay the Convertible Notes at our option at a redemption price equal to the principal amount of the Convertible Notes plus accrued and unpaid interest, if any, plus a specified make-whole premium.

Pursuant to the Note Purchase Agreement, we granted the Note Investors, subject to certain conditions and exceptions, a right of first offer with respect to the proposed offer, sale, or issuance by us of any debt securities that are senior to, or pari passu with, the Convertible Notes.

As of September 30, 2020, our Convertible Notes had a carrying value of $355 million on the consolidated balance sheet.

For illustrative purposes only, if the conversion price of the Convertible Notes was equal to the assumed initial offering price of $92.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming an aggregate principal and accrued and unpaid interest amount of $361 million, which is equal to the aggregate principal and accrued and unpaid interest amount outstanding as of September 30, 2020, 3,906,918 shares of Class A common stock would be issuable pursuant to the conversion of the Convertible Notes. Each $1.00 increase or decrease in the assumed conversion price of $92.50 would decrease or increase, as applicable, the number of shares of Class A common stock issuable pursuant to the conversion of the Convertible Notes by 41,785 and 42,699 shares of Class A common stock, as applicable.

Liquidity and Capital Resources

Since our founding, we have financed our operations primarily through the issuance of equity and debt securities and from payments received through our platform. As of September 30, 2020, we have raised an aggregate of $2.5 billion, net of issuance costs, through sales of redeemable convertible preferred stock and issuance and conversion of convertible notes, excluding a one-time non-cash forward contract liability of $68 million recognized in connection with the issuance of shares of our Series F redeemable convertible preferred stock. Convertible notes in the principal amount of $60 million were issued in the year ended December 31, 2017, and were subsequently converted into Series D redeemable convertible preferred stock during the year ended December 31, 2018. In February 2020, we raised $333 million, net through issuance of our Convertible Notes with an initial maturity date of March 2025, and an interest rate of 10.00% per annum, payable quarterly in arrears. We have generated significant operating losses from our operations as reflected in our accumulated deficit of $1.3 billion as of September 30, 2020. We have incurred operating losses and generated negative cash flows from operations as we have invested to support the growth of our business. To execute on our strategic initiatives to continue to grow our business, we may incur operating losses and generate negative cash flows from operations in the future, and as a result, we may require additional capital resources. We believe our existing cash, cash equivalents, and marketable securities, along with the $300 million in available borrowings under our unsecured revolving credit facility, will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months.

As of September 30, 2020, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $1.6 billion, which consisted of cash and cash equivalents of $1.1 billion, and marketable securities of $515 million. Additionally, funds held at payment processors of $80 million represent cash due from our payment processors for cleared transactions with merchants and consumers. Cash and cash equivalents consisted of cash on deposit with banks as well as institutional money market funds. Marketable securities consisted of commercial paper, corporate bonds, U.S. government agency securities, and U.S. Treasury securities.

Our future capital requirements will depend on many factors, including, but not limited to our growth, our ability to attract and retain merchants, consumers, and Dashers that utilize our platform, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

The following table summarizes our cash flows for the periods indicated:

	December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Net cash (used in) provided by operating activities	$(159)	$(467)	$(308)	$315
Net cash used in investing activities	(357)	(570)	(222)	(129)
Net cash provided by financing activities	666	1,109	1,010	714

Net increase in cash, cash equivalents, and restricted cash	$150	$72	$480	$900

Operating Activities

Cash used in operating activities was $308 million for the nine months ended September 30, 2019. This consisted of a net loss of $533 million offset by a non-cash change in fair value of a forward contract liability of $67 million, non-cash depreciation and amortization expense of $16 million, non-cash stock-based compensation expense of $14 million, non-cash reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $14 million, non-cash bad debt expense of $2 million, and other non-cash income of $2 million. The net changes in operating assets and liabilities was primarily the result of an increase of $27 million in prepaid expenses and other current assets, an increase of $19 million in accounts receivable, net, an increase of $13 million in other assets, a decrease of $15 million in accounts payable, and a decrease of $4 million for payments for operating lease liabilities, offset by an increase of $168 million in accrued expenses and other current liabilities primarily related to sales tax payable and accrued sales and indirect taxes, accrued operations related expenses, and Dasher and merchant payable, and an increase of $23 million in other liabilities due to timing of legal settlements.

Cash provided by operating activities was $315 million for the nine months ended September 30, 2020. This consisted of a net loss of $149 million, offset by non-cash depreciation and amortization expense of $89 million, non-cash reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $30 million, non-cash interest expense of $22 million, non-cash bad debt expense of $15 million, non-cash stock-based compensation expense of $11 million, and other non-cash expenses of $18 million. The net changes in operating assets and liabilities was the result of an increase of $452 million in accrued expenses and other current liabilities, primarily related to litigation reserves, sales tax payable and accrued sales and indirect taxes, accrued operations related expenses, and Dasher and merchant payable, an increase of $12 million in accounts payable, an increase of $11 million in other liabilities, and a decrease of $6 million in prepaid expenses and other current assets, offset by an increase of $139 million in accounts receivable, net, an increase of $30 million in funds held at payment processors, a decrease of $19 million for payments for operating lease liabilities, and an increase of $14 million in other assets. The increase in cash provided by operating activities for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 was mainly due to the decrease in net loss for the nine months ended September 30, 2020.

Cash used in operating activities was $159 million for the year ended December 31, 2018. This consisted of a net loss of $204 million offset by non-cash stock-based compensation expense of $24 million and non-cash depreciation and amortization expense of $9 million. The net changes in operating assets and liabilities was the result of an increase of $30 million in prepaid expenses and other current assets, an increase of $19 million in funds held at payment processors, an increase of $17 million in accounts receivable, net, and an increase of $5 million in other assets due to timing of payments, offset by an increase of $48 million in accrued expenses and other current liabilities, an increase of $25 million in accounts payable, and an increase of $10 million in other liabilities.

Cash used in operating activities was $467 million for the year ended December 31, 2019. This consisted of a net loss of $667 million, offset by a non-cash change in fair value of a forward contract liability of $67 million, non-cash depreciation and amortization expense of $32 million, non-cash reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $22 million, non-cash stock-based compensation expense of $18 million, and non-cash bad debt expense of $4 million. The net changes in operating assets and liabilities was the result of an increase of $88 million in prepaid expenses and other current assets, an increase of $40 million in accounts receivable, net, an increase of $18 million in other assets, an increase of $9 million in funds held at payment processors, a decrease of $23 million in other liabilities due to timing of legal settlements, a decrease of $13 million in accounts payable, and a decrease of $3 million for payments for operating lease liabilities, offset by an increase of $251 million in accrued expenses and other current liabilities primarily related to litigation reserves, sales tax payable and accrued sales and indirect taxes, accrued operations related expenses, and Dasher and merchant payable. The increase in cash used in operating activities for the year ended December 31, 2019 compared to the prior year was mainly due to the increase in net loss for the year.

Investing Activities

Cash used in investing activities was $222 million for the nine months ended September 30, 2019, which consisted of purchases of marketable securities of $607 million, purchases of property and equipment of $50 million, cash outflows for capitalized software and website development costs of $8 million, and cash paid for an acquisition, net of cash acquired, of $4 million, offset by proceeds from the sales and maturities of marketable securities of $447 million.

Cash used in investing activities was $129 million for the nine months ended September 30, 2020, which consisted of purchases of marketable securities of $445 million, purchases of property and equipment of $86 million, and cash outflows for capitalized software and website development costs of $36 million, offset by proceeds from the sales and maturities of marketable securities of $438 million.

Cash used in investing activities was $357 million for the year ended December 31, 2018, which consisted of purchases of marketable securities of $390 million, purchases of property and equipment of $13 million, and cash outflows for capitalized software and website development costs of $3 million, offset by proceeds from the maturities of marketable securities of $49 million.

Cash used in investing activities was $570 million for the year ended December 31, 2019, which consisted of purchases of marketable securities of $762 million, cash paid for acquisitions, net of cash acquired, of $315 million, purchases of property and equipment of $78 million, cash outflows for capitalized software and website development costs of $14 million, and cash outflow from other investing activities of $1 million, offset by proceeds from the sales and maturities of marketable securities of $600 million.

Financing Activities

Cash provided by financing activities was $1.0 billion for the nine months ended September 30, 2019, which consisted of $1.0 billion of net proceeds from the issuance of redeemable convertible preferred stock and $2 million of proceeds from the exercise of stock options, offset by $2 million of cash outflows for payment of deferred offering costs and $1 million of cash outflows for other financing activities.

Cash provided by financing activities was $714 million for the nine months ended September 30, 2020, which consisted of $382 million of net proceeds from the issuance of redeemable convertible preferred stock, $333 million of net proceeds from the issuance of convertible promissory notes, and $4 million of proceeds from the exercise of stock options, offset by $5 million of cash outflows for payment of deferred offering costs.

Cash provided by financing activities was $666 million for the year ended December 31, 2018, which consisted of $725 million of net proceeds from the issuance of redeemable convertible preferred stock and $5 million of proceeds from the exercise of stock options, offset by $60 million of cash outflows due to repurchases of common stock and $4 million of cash outflow from other financing activities.

Cash provided by financing activities was $1.1 billion for the year ended December 31, 2019, which primarily consisted of $1.1 billion of net proceeds from the issuance of redeemable convertible preferred stock and $3 million of proceeds from the exercise of stock options, partially offset by $3 million of cash outflows for payment of deferred offering costs.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions)
Operating lease commitments(1)	$544	$27	$76	$84	$357
Non-cancelable purchase commitments(2)	62	35	27	—	—

Total contractual obligations and commitments	$606	$62	$103	$84	$357

(1)

The contractual commitment amounts under operating leases in the table above are primarily related to corporate office facility leases, as well as other offices for our local operations. The table above does not reflect obligations under contracts that we can cancel without a significant penalty, our option to exercise early termination rights, or the payment of related early termination fees.

(2)

As of December 31, 2019, our non-cancelable purchase commitments primarily pertained to the purchase of onboarding, data processing, and technology platform infrastructure services. The purchase commitments end on various dates that extend into 2022. These purchase commitments were not recorded as liabilities on the consolidated balance sheet as of December 31, 2019, as we had not yet received the related services.

Since January 2020, we entered into certain non-cancelable arrangements with third-party service providers specializing in onboarding, technology platform infrastructure, and advertising services under which we have total purchase commitments of $338 million through July 2024. These purchase commitments are not recorded as liabilities on our consolidated balance sheet as of September 30, 2020, as we had not yet received the related services.

As of September 30, 2020, there were no other material changes to our purchase commitments since December 31, 2019.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in connection with our business, which primarily relate to fluctuations in interest rates and foreign exchange risks.

Interest Rate Fluctuation Risk

Our investment portfolio consists of short-term fixed income securities, including government and investment-grade debt securities and money market funds. These securities are classified as available-for-sale and, consequently, are recorded in the consolidated balance sheets at fair value with unrealized gains or losses, net of tax reported as a separate component of stockholders’ deficit within accumulated other comprehensive income (loss). Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.

Based on our investment portfolio balance as of December 31, 2019 and September 30, 2020, a hypothetical 100 basis point increase in interest rates would not have materially affected our consolidated financial statements. We currently do not hedge these interest rate exposures.

Foreign Currency Exchange Risk

Transaction Exposure

We transact business in Canadian dollars and Australian dollars and have international revenue, as well as costs denominated in Canadian dollars and Australian dollars. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statements of operations.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our foreign subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss) which is part of stockholders’ deficit.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements in accordance with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows could be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We recognize revenue in accordance with ASC 606. We generate a substantial majority of our revenue from orders completed through our Marketplace. We charge partner merchants commissions at an agreed-upon rate applied to the total dollar value of goods ordered in exchange for the use of our local logistics platform and we charge fees to consumers for use of our platform to arrange for delivery services. We also generate revenue from membership fees paid by consumers for DashPass, which is recognized as part of the DoorDash Marketplace. Revenue generated from DashPass subscriptions is recognized on a ratable basis over the contractual period, which is generally one month to one year depending on the type of subscription purchased by the consumer. In addition, we also generate revenue from Drive by collecting per-order fees from merchants that use our local logistics platform to arrange for delivery services that fulfill demand generated through their own channels.

Our platform facilitates orders between consumers and partner merchants. Separately, the platform arranges for consumers to obtain delivery service from Dashers. We determined that the order facilitation service and the delivery facilitation service are distinct performance obligations and therefore further judgment is required to determine whether we are a principal or agent in transactions with partner merchants, consumers, and Dashers.

Principal vs. Agent Considerations

Judgment is required in determining whether we are the principal or the agent in transactions with partner merchants, consumers, and Dashers. As it relates to the accounting for order facilitation services and delivery facilitation services, we evaluated whether to present revenue on a gross versus net basis based on whether we control each specified good or service before it is provided to the consumer in Marketplace transactions.

With respect to order facilitation services, we have determined that we are an agent for partner merchants in facilitating the sale of products to the consumer on our Marketplace. The consumer accesses our platform to identify merchants and place orders for merchants’ products. These orders are picked up from partner merchants and delivered to consumers by Dashers. We do not control the products prior to them being transferred to the consumer as we neither have the ability to redirect the products to another consumer nor do we obtain economic benefits from the products.

With respect to delivery facilitation services, we have determined that we are an agent for consumers in facilitating the delivery of products by connecting consumers with Dashers. As our role with the delivery facilitation service is only to arrange for a delivery opportunity to be offered to prospective Dashers, we do not control how the delivery service is ultimately provided to the consumer.

As we are an agent in facilitating the sale of products and delivery services, we report revenue on a net basis, reflecting amounts collected from consumers, less amounts remitted to merchants and Dashers.

We recognize revenue from both partner merchants and consumers for each successfully completed transaction. We satisfy our performance obligations to a partner merchant when there is a successful sale of the merchant’s products. We meet our performance obligations to a consumer once the Dasher has picked up the products from the merchant for delivery to the consumer.

Refunds and Credits

From time to time, we issue credits or refunds to merchants and consumers to ameliorate issues that may arise with orders. We account for such refunds as variable consideration and therefore record the amount of each refund or credit issued as a reduction to revenue.

Incentive Programs

We offer incentives to attract consumers and Dashers to use our local logistics platform. Consumers typically receive credits or discounted delivery fees while Dashers typically receive cash incentives. Each of the incentives are described below:

Consumer Promotions

We use promotions in tandem with sales and marketing spend to attract new consumers to our platform. Promotions offered to consumers are primarily recorded as a reduction of revenue and include the following:

New consumer incentives: We record discounts and incentives provided to new consumers as a promotion and reduce revenue on the date we record the corresponding revenue transaction.

Consumer referrals: We offer referral credits to our existing consumers for referrals of new consumers. These referral credits are paid in exchange for a distinct marketing service and therefore the portion of these credits that is equal to or less than the fair value of acquiring a new consumer are accounted for as a consumer acquisition cost. These new consumer acquisition costs are expensed as incurred and reflected as sales and marketing expenses in our consolidated statements of operations. The portion of these credits in excess of the fair value of acquiring a new consumer is accounted for as a reduction of revenue.

Existing consumer incentives: On occasion, we offer promotional discounts to existing consumers. We record incentives provided to existing consumers as a promotion and reduce revenue on the date we record the corresponding revenue transaction.

Dasher Incentives and Referrals

We offer various incentives to Dashers, which are primarily recorded within Dasher payout and reduce revenue. These are offered in various forms and include:

Peak pay: We make additional payments to Dashers to incentivize them to accept delivery opportunities during peak demand time.

Dasher referrals: We offer referral bonuses to referring Dashers, as well as to referred Dashers, once the new Dasher has met certain qualifying conditions. We expense the fair value of payments made to the referring Dashers as incurred in sales and marketing expenses in our consolidated statements of operations, since the marketing of our platform to acquire new Dashers represents a distinct benefit to us. The portion of these referral bonuses in excess of the fair value of payments made to the referring Dashers is accounted for as a reduction of revenue. Payments made to the referred Dashers are recorded within Dasher payout and reduce revenue at the time we record the corresponding revenue transaction.

Leases

We apply the guidance in ASC 842 and determine if an arrangement is or contains a lease at inception. We adopted ASC 842 on January 1, 2019, using the modified retrospective transition method and used the effective date as the date of initial application. We have elected the practical expedient to not separate lease and non-lease components for all of our leases.

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Our classes of assets that are leased include real estate leases and equipment leases. Operating leases consist of real estate leases and are included in operating lease right-of-use assets and operating lease liabilities on our consolidated balance sheets. Finance leases consist of equipment leases and are included in property and equipment, net, other current liabilities, and other liabilities on our consolidated balance sheets. Additionally, we have elected the short-term lease exception for all classes of assets, and therefore do not apply the recognition requirements for leases of 12 months or less.

We sublease certain portions of buildings subject to operating leases. The terms and conditions of the subleases are commensurate with the terms and conditions within the original operating leases. The term of the subleases generally range from four to five years, payments are fixed within the contracts, and there are no residual value guarantees or other restrictions or covenants in the leases.

When the discount rate implicit in the lease cannot be readily determined, we use the applicable incremental borrowing rate at lease commencement in order to discount lease payments to present value for purposes of performing lease classification tests and measuring the lease liability. The incremental borrowing rate represents the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Because we do not generally borrow on a collateralized basis, we use a derived unsecured synthetic credit rating adjusted for collateralization, current available yield curves, and the lease term as inputs to derive an appropriate incremental borrowing rate.

Stock-Based Compensation

Stock Options

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of stock options that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

Fair value of common stock—Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock as discussed in “—Common Stock Valuations” below.

Expected volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the awards.

Expected term—We determine the expected term based on the average period the stock-based awards are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free rate—We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

Expected dividend yield—We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

Restricted Stock Units

The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. The fair value of RSUs that are expected to vest is recognized as compensation expense over the requisite service period, using the accelerated attribution method, once the liquidity event-related performance vesting condition becomes probable of being achieved. Our RSUs vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The service-based vesting condition is generally satisfied by the award holder providing services to us over a four-year period. The liquidity event-related performance vesting condition is satisfied on the earlier of: (i) a sale event for us or (ii) this offering. Through September 30, 2020, no stock-based compensation expense had been recognized for such RSUs because a qualifying event, as described above, was not probable. In connection with this offering, we will begin recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method. If this offering had been completed on September 30, 2020, we would have recorded a cumulative stock-based compensation expense of $243 million for those RSUs for which the service-based vesting condition had been satisfied, and would have $225 million of unrecognized compensation expense that represents the RSUs that had not met the service-based vesting condition as of September 30, 2020. We expect to recognize the unrecognized compensation expense over a weighted-average period of 3.14 years.

Common Stock Valuations

Prior to this offering, given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors determined the best estimate of fair value of our common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors included:

•	contemporaneous third-party valuations of our common stock;

•	the prices at which we or other holders sold our common and redeemable convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the price paid by us to repurchase outstanding shares through tender offer;

•	our financial condition, results of operations, and capital resources;

•	the industry outlook;

•	the fact that option and RSU grants have involved rights in illiquid securities in a private company;

•	the valuation of comparable companies;

•	the lack of marketability of our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	the history and nature of our business, industry trends, and competitive environment; and

•	general economic outlook including economic growth, inflation, unemployment, interest rate environment, and global economic trends.

Our board of directors determined the fair value of our common stock by first determining the enterprise value of our business, and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock.

The enterprise value of our business was primarily estimated by reference to the closest round of equity financing preceding the date of the valuation. In a few cases, we also utilized the income approach. The income approach estimates the enterprise value of the business based on the cash flows that it expects to generate over its remaining life. These future cash flows are discounted to their present values using a rate of return appropriate for the risk of achieving the business’s projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the business at the end of the projected period to calculate the business enterprise value. The residual value was estimated based on the projected value of comparable public companies in a similar line of business that are publicly traded.

In allocating the enterprise value of our business among the various classes of stock prior to January 2019, we used the option pricing method, or OPM, which models each class of stock as a call option with a unique claim on our assets. We used a combination of probability weighted OPM and probability weighted expected return method, or PWERM, to allocate the enterprise value of our business among the various classes of stock since January 2019. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, or IPO, of our common stock, as well as non-IPO market-based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield.

After the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In making the final determination of common stock value, consideration is also given to the recent sales of common stock.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of an IPO, our board of directors will determine the fair value of each share of underlying Class A common stock based on the closing price of our Class A common stock as reported on the date of grant.

CEO Performance Award

In November 2020, our board of directors granted the CEO Performance Award, an RSU award under our 2014 Plan to Mr. Xu covering 10,379,000 shares of our Class A common stock. The CEO

Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals, as described below.

The CEO Performance Award will vest only if we achieve certain stock price goals, which if achieved, would allow our other stockholders to benefit from the increases in our stock price.

To further encourage Mr. Xu to focus on the long-term success of our business, Mr. Xu must hold any after-tax shares that are issued to him pursuant to the CEO Performance Award for at least two years following the date that the portion of the CEO Performance Award vests subject to earlier termination upon a change in control or termination for reasons other than a termination by us for “cause” or resignation by Mr. Xu without “good reason,” as such terms are defined in the CEO Performance Award.

The CEO Performance Award is eligible to vest based on our stock price performance over a performance period beginning on the first trading day one and one-half years following the day after the effective date of the registration statement of which this prospectus forms a part and ending on the seventh anniversary of the day after the effective date of the registration statement of which this prospectus forms a part, and provided such effective date occurs within six months following the date of grant. The CEO Performance Award is divided into nine tranches that are eligible to vest based on the achievement of stock price goals, each a Company Stock Price Target, measured based on an average of our stock price over a consecutive 180-day trading period during the performance period as set forth below. This measurement period was designed to reward Mr. Xu only if we achieved sustained growth in our stock price:

	Company Stock Price Target	Number of RSUs Eligible to Vest
1.	$187.60	518,950
2.	$226.80	518,950
3.	$265.80	1,037,900
4.	$305.00	1,037,900
5.	$344.00	1,037,900
6.	$383.00	1,556,850
7.	$422.20	1,556,850
8.	$461.20	1,556,850
9.	$501.00	1,556,850

If the Company Stock Price Target fails to reach $187.60 during the performance period, no portion of the CEO Performance Award shall vest. The Company Stock Price Targets and Number of RSUs Eligible to Vest will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar event under the 2014 Plan.

In the event of a change in control of the company following the closing of this offering but before the end of the performance period, the CEO Performance Award may be eligible to vest in additional tranche(s) of RSUs if the per share deal price in the change in control results in the achievement of an additional Company Stock Price Target(s) that have not previously been achieved, in which case the tranche(s) of RSUs corresponding to that Company Stock Price Target(s) will vest immediately prior to the closing of the change in control. Additionally, in the event the change in control price falls between a Company Stock Price Target that has been achieved and one that has not, then a portion of that tranche of RSUs will vest based on a linear interpolation between each of these Company Stock Price Targets.

For an RSU under the CEO Performance Award to vest, Mr. Xu must be employed as our Chief Executive Officer as of the applicable achievement date. If Mr. Xu’s employment as our Chief Executive Officer terminates, any portion of the CEO Performance Award for which a Company Stock Price Target has not been achieved immediately terminates and is forfeited to us.

Each vested RSU under the CEO Performance Award will be settled in a share of our Class A common stock on the next company quarterly vesting date occurring on or after the date on which the RSU vests, regardless of whether Mr. Xu remains our Chief Executive Officer as of such date.

Any shares of our Class A common stock issued to Mr. Xu following the vesting and settlement of RSUs under the CEO Performance Award may be exchanged by Mr. Xu for shares of our Class B common stock on the terms set forth in the Equity Award Exchange Agreement between us and Mr. Xu. See “Prospectus Summary—The Offering” for additional information.

We estimated the grant date fair value of the CEO Performance Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company Stock Price Targets may not be satisfied. The average grant date fair value of the CEO Performance Award was estimated to be $36.02 per share, and we will recognize total stock-based compensation expense of approximately $380 million over the requisite service period of each of the nine separate tranches. If the Company Stock Price Targets are met sooner than the derived service period, we will adjust our stock-based compensation expense to reflect the cumulative expense associated with the vested award. We will recognize stock-based compensation expense if service as our Chief Executive Officer is provided by Mr. Xu over the requisite service period, regardless of whether the Company Stock Price Targets are achieved.

Business Combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Insurance Reserves

We utilize third-party insurance, which may include deductibles and self-insured retentions, to insure costs including auto liability, uninsured and underinsured motorists, and auto physical damage up to a certain dollar limit. The recorded insurance reserves reflect the estimated cost for claims incurred but not paid and claims that have been incurred but not yet reported. Liabilities are evaluated for appropriateness leveraging a valuation report provided by an independent third-party actuary. These estimates are continually reviewed and adjusted as experience develops and new information becomes known. To limit exposure to some risks, we maintain additional insurance coverage with varying limits and retentions. We cannot predict whether this insurance will be adequate to cover all potential hazards incidental to our business. Reserves are periodically reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

Loss Contingencies

We are involved in various lawsuits, claims, investigations, and proceedings that arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. We disclose material contingencies when we believe that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. We review these provisions on a quarterly basis and adjust these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information.

The outcome of legal matters and litigation is inherently uncertain. Therefore, if one or more of these legal matters were resolved against us for amounts in excess of management’s expectations, our results of operations, and financial condition, including in a particular reporting period, could be materially adversely affected.

Sales and Indirect Taxes

We record a reserve for potential sales and indirect tax liabilities associated with our revenue transactions when they become probable and the amount can be reasonably estimated, and such reserve is included in accrued expenses and other current liabilities on the consolidated balance sheets. We continue to analyze possible sales tax exposure but do not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on our results of operations, financial position, or cash flows.

JOBS Act Accounting Election

We meet the definition of an emerging growth company under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

NON-GAAP FINANCIAL MEASURES

We use adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our business and financial performance. We believe that these non-GAAP financial measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these non-GAAP financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Further, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statements of operations. Thus, our adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin to their respective related GAAP financial measures. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view adjusted cost of revenue, adjusted sales and marketing expense, adjusted research and development expense, adjusted general and administrative expense, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin in conjunction with their respective related GAAP financial measures.

Adjusted Cost of Revenue

We define adjusted cost of revenue as cost of revenue, exclusive of depreciation and amortization, excluding stock-based compensation and allocated overhead. We exclude stock-based compensation as it is non-cash in nature and we exclude allocated overhead as it is generally a fixed cost and is not directly impacted by Total Orders.

The following table provides a reconciliation of cost of revenue, exclusive of depreciation and amortization, to adjusted cost of revenue:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$228	$523	$353	$899
Adjusted to exclude the following
Stock-based compensation expense	(3)	(2)	(2)	(1)
Allocated overhead	(4)	(17)	(10)	(14)

Adjusted cost of revenue	$221	$504	$341	$884

The following table provides a reconciliation of cost of revenue, exclusive of depreciation and amortization, to adjusted cost of revenue for each of the quarterly periods for the year ended December 31, 2019 and the nine months ended September 30, 2020:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Cost of revenue, exclusive of depreciation and amortization	$98	$122	$133	$170	$194	$323	$382
Adjusted to exclude the following:
Stock-based compensation expense	(1)	—	(1)	—	(1)	—	—
Allocated overhead	(2)	(3)	(5)	(7)	(5)	(5)	(4)

Adjusted cost of revenue	$95	$119	$127	$163	$188	$318	$378

Adjusted Sales and Marketing Expense

We define adjusted sales and marketing expense as sales and marketing expenses excluding stock-based compensation and allocated overhead. We exclude stock-based compensation as it is non-cash in nature and we exclude allocated overhead as it is generally a fixed cost and is not directly impacted by Total Orders.

The following table provides a reconciliation of sales and marketing expense to adjusted sales and marketing expense:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Sales and marketing	$135	$594	$445	$610
Adjusted to exclude the following
Stock-based compensation expense	(3)	(2)	(2)	(1)
Allocated overhead	(3)	(11)	(7)	(10)

Adjusted sales and marketing	$129	$581	$436	$599

The following table provides a reconciliation of sales and marketing expense to adjusted sales and marketing expense for each of the quarterly periods for the year ended December 31, 2019 and the nine months ended September 30, 2020:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Sales and marketing	$135	$143	$167	$149	$152	$168	$290
Adjusted to exclude the following:
Stock-based compensation expense	(1)	(1)	—	—	(1)	—	—
Allocated overhead	(2)	(2)	(3)	(4)	(2)	(4)	(4)

Adjusted sales and marketing	$132	$140	$164	$145	$149	$164	$286

Adjusted Research and Development Expense

We define adjusted research and development expense as research and development expenses excluding stock-based compensation and allocated overhead. We exclude stock-based compensation as it is non-cash in nature and we exclude allocated overhead as it is generally a fixed cost and is not directly impacted by Total Orders.

The following table provides a reconciliation of research and development expense to adjusted research and development expense:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Research and development	$51	$107	$73	$112
Adjusted to exclude the following:
Stock-based compensation expense	(11)	(8)	(6)	(5)
Allocated overhead	(3)	(12)	(8)	(11)

Adjusted research and development	$37	$87	$59	$96

The following table provides a reconciliation of research and development expense to adjusted research and development expense for each of the quarterly periods for the year ended December 31, 2019 and the nine months ended September 30, 2020:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Research and development	$20	$25	$28	$34	$33	$38	$41
Adjusted to exclude the following:
Stock-based compensation expense	(2)	(2)	(2)	(2)	(1)	(2)	(2)
Allocated overhead	(2)	(3)	(3)	(4)	(4)	(3)	(4)

Adjusted research and development	$16	$20	$23	$28	$28	$33	$35

Adjusted General and Administrative Expense

We define adjusted general and administrative expense as general and administrative expenses excluding stock-based compensation, certain legal, tax, and regulatory settlements, reserves, and expenses, acquisition-related costs, impairment expenses, and including allocated overhead from cost of revenue, sales and marketing, and research and development. We exclude stock-based compensation as it is non-cash in nature and we exclude certain legal, tax, and regulatory settlements, reserves, and expenses, acquisition-related costs, as well as impairment expenses, as these costs are not indicative of our operating performance.

The following table provides a reconciliation of general and administrative expense to adjusted general and administrative expense:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
General and administrative	$78	$245	$179	$337
Adjusted to exclude the following:
Stock-based compensation expense	(7)	(6)	(4)	(4)
Certain legal, tax, and regulatory settlements, reserves, and expenses(1)	(19)	(86)	(73)	(115)
Acquisition-related costs	—	(5)	(4)	—
Impairment expenses	—	—	—	(11)
Allocated overhead from cost of revenue, sales and marketing, and research and development	10	40	25	35

Adjusted general and administrative	$62	$188	$123	$242

(1)

We exclude certain costs and expenses from our calculation of adjusted general and administrative expense because management believes that these costs and expenses are not indicative of our core operating performance, do not reflect the underlying economics of our business, and are not necessary to operate our business. These excluded costs and expenses consist of (i) certain legal, tax, and regulatory settlements, reserves, and expenses, or legal matter costs, related to the following: (a) worker classification matters, which were $13 million and $73 million for the years ended December 31, 2018 and 2019, respectively, and $62 million and $70 million for the nine months ended September 30, 2019 and 2020, respectively, (b) our historical Dasher pay model prior to the change to such pay model in 2019, which were zero for each of the years ended December 31, 2018 and 2019, and zero and $4 million for the nine months ended September 30, 2019 and 2020, respectively, and (c) our September 2019 data breach incident, which were zero and $1 million for the years ended December 31, 2018 and 2019, respectively, and zero for each of the nine months ended September 30, 2019 and 2020, (ii) reserves for the collection of sales and indirect taxes that we do not expect to incur on a recurring basis, which were $6 million and $11 million for the years ended December 31, 2018 and 2019, respectively, and $11 million and zero for the nine months ended September 30, 2019 and 2020, respectively, and (iii) expenses related to supporting an initiative on the November 2020 ballot in California to obtain certainty regarding worker classification matters, which were zero and $1 million for the years ended December 31, 2018 and 2019, respectively, and zero and $41 million for the nine months ended September 30, 2019 and 2020, respectively. We believe it is appropriate to exclude legal matter costs related to worker classification matters, our historical Dasher pay model and our September 2019 data breach incident from our calculation of adjusted general and administrative expense because (1) the timing and magnitude of such legal matter costs are unpredictable and thus not part of management’s budgeting or forecasting process and (2) with respect to worker classification matters, management currently expects such legal matter costs will not be material to our results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of the 2020 California ballot initiative.

The following table provides a reconciliation of general and administrative expense to adjusted general and administrative expense for each of the quarterly periods for the year ended December 31, 2019 and the nine months ended September 30, 2020:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
General and administrative	$70	$48	$61	$66	$82	$88	$167
Adjusted to exclude the following:
Stock-based compensation expense	(2)	(1)	(1)	(2)	(2)	(1)	(1)
Certain legal, tax, and regulatory settlements, reserves, and expenses(1)	(40)	(16)	(17)	(13)	(24)	(12)	(79)
Acquisition-related costs	—	—	(4)	(1)	—	—	—
Impairment expenses	—	—	—	—	—	(6)	(5)
Allocated overhead from cost of revenue, sales and marketing, and research and development	6	8	11	15	11	12	12

Adjusted general and administrative	$34	$39	$50	$65	$67	$81	$94

(1)

We exclude certain costs and expenses from our calculation of adjusted general and administrative expense because management believes that these costs and expenses are not indicative of our core operating performance, do not reflect the underlying economics of our business, and are not necessary to operate our business. These excluded costs and expenses consist of (i) legal matter costs related to the following: (a) worker classification matters, (b) our historical Dasher pay model prior to the change to such pay model in 2019, and (c) our September 2019 data breach incident, (ii) reserves for the collection of sales and indirect taxes that we do not expect to incur on a recurring basis, and (iii) expenses related to supporting an initiative on the November 2020 ballot in California to obtain certainty regarding worker classification matters. We believe it is appropriate to exclude legal matter costs related to worker classification matters, our historical Dasher pay model and our September 2019 data breach incident from our calculation of adjusted general and administrative expense because (1) the timing and magnitude of such legal matter costs are unpredictable and thus not part of management’s budgeting or forecasting process and (2) with respect to worker classification matters, management currently expects such legal matter costs will not be material to our results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of the 2020 California ballot initiative.

Contribution Profit (Loss)

We use Contribution Profit (Loss) to evaluate our operating performance and trends. We believe that Contribution Profit (Loss) is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders. We define Contribution Profit (Loss) as our gross profit (loss) less sales and marketing expense plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense included in cost of revenue and sales and marketing expenses, and (iii) allocated overhead included in cost of revenue and sales and marketing expenses. Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue. We define gross margin as gross profit (loss) as a percentage of revenue for the same period and we define Contribution Margin as Contribution Profit (Loss) as a percentage of revenue for the same period.

Gross profit (loss) is the most directly comparable financial measure to Contribution Profit (Loss). The following table provides a reconciliation of gross profit (loss) to Contribution Profit (Loss):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except percentages)
Revenue	$291	$885	$587	$1,916
Less: Cost of revenue, exclusive of depreciation and amortization	(228)	(523)	(353)	(899)
Less: Depreciation and amortization related to cost of revenue	(8)	(27)	(15)	(73)

Gross profit	$55	$335	$219	$944

Gross Margin	19%	38%	37%	49%

Less: Sales and marketing	(135)	(594)	(445)	(610)
Add: Depreciation and amortization related to cost of revenue	8	27	15	73
Add: Stock-based compensation expense included in cost of revenue and sales and marketing	6	4	4	2
Add: Allocated overhead included in cost of revenue and sales and marketing	7	28	17	24

Contribution Profit (Loss)	$(59)	$(200)	$(190)	$433

Contribution Margin	(20)%	(23)%	(32)%	23%

The following table provides a reconciliation of gross profit (loss) to Contribution Profit (Loss) for each of the quarterly periods for the year ended December 31, 2019 and the nine months ended September 30, 2020:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions, except percentages)
Revenue	$133	$215	$239	$298	$362	$675	$879
Less: Cost of revenue, exclusive of depreciation and amortization	(98)	(122)	(133)	(170)	(194)	(323)	(382)
Less: Depreciation and amortization related to cost of revenue	(4)	(5)	(6)	(12)	(20)	(25)	(28)

Gross profit	$31	$88	$100	$116	$148	$327	$469

Gross Margin	23%	41%	42%	39%	41%	48%	53%

Less: Sales and marketing	(135)	(143)	(167)	(149)	(152)	(168)	(290)
Add: Depreciation and amortization related to cost of revenue	4	5	6	12	20	25	28
Add: Stock-based compensation expense included in cost of revenue and sales and marketing	2	1	1	—	2	—	—
Add: Allocated overhead included in cost of revenue and sales and marketing	4	5	8	11	7	9	8

Contribution Profit (Loss)	$(94)	$(44)	$(52)	$(10)	$25	$193	$215

Contribution Margin	(71)%	(20)%	(22)%	(3)%	7%	29%	24%

Adjusted EBITDA

Adjusted EBITDA is a measure that we use to assess our operating performance and the operating leverage in our business. We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) certain legal, tax, and regulatory settlements, reserves, and expenses, (ii) a one-time non-cash change in fair value of a forward contract related to the issuance of our Series F redeemable convertible preferred stock, (iii) loss on disposal of property and equipment, (iv) acquisition-related costs, (v) impairment expenses, (vi) provision for income taxes, (vii) interest income and expense, (viii) foreign exchange gain (loss), (ix) stock-based compensation expense and certain payroll tax expense, and (x) depreciation and amortization expense. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.

The following tables provide a reconciliation of net loss to Adjusted EBITDA and a calculation of net margin and Adjusted EBITDA Margin:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions)
Net loss	$(204)	$(667)	$(533)	$(149)
Certain legal, tax, and regulatory settlements, reserves, and expenses(1)	19	86	73	115
One-time non-cash change in fair value of a forward contract(2)	—	67	67	—
Loss on disposal of property and equipment	—	1	—	—
Acquisition-related costs	—	5	4	—
Impairment expenses(3)	—	—	—	11
Provision for income taxes	—	1	1	2
Interest income and expense	(6)	(18)	(14)	16
Foreign exchange (gain) loss	—	—	—	—
Stock-based compensation expense and certain payroll tax expense(4)	24	18	14	11
Depreciation and amortization expense	9	32	16	89

Adjusted EBITDA	$(158)	$(475)	$(372)	$95

(1)

We exclude certain costs and expenses from our calculation of Adjusted EBITDA because management believes that these costs and expenses are not indicative of our core operating performance, do not reflect the underlying economics of our business, and are not necessary to operate our business. These excluded costs and expenses consist of (i) legal matter costs related to the following: (a) worker classification matters, which were $13 million and $73 million for the years ended December 31, 2018 and 2019, respectively, and $62 million and $70 million for the nine months ended September 30, 2019 and 2020, respectively, (b) our historical Dasher pay model prior to the change to such pay model in 2019, which were zero for each of the years ended December 31, 2018 and 2019, and zero and $4 million for the nine months ended September 30, 2019 and 2020, respectively, and (c) our September 2019 data breach incident, which were zero and $1 million for the years ended December 31, 2018 and 2019, respectively, and zero for each of the nine months ended September 30, 2019 and 2020, (ii) reserves for the collection of sales and indirect taxes that we do not expect to incur on a recurring basis, which were $6 million and $11 million for the years ended December 31, 2018 and 2019, respectively, and $11 million and zero for the nine months ended September 30, 2019 and 2020, respectively, and (iii) expenses related to supporting an initiative on the November 2020 ballot in California to obtain certainty regarding worker classification matters, which were zero and $1 million for the years ended December 31, 2018 and 2019, respectively, and zero and $41 million for the nine months ended September 30, 2019 and 2020, respectively. We believe it is appropriate to exclude legal matter costs related to worker classification matters, our historical Dasher pay model and our September 2019 data breach incident from our calculation of Adjusted EBITDA because (1) the timing and magnitude of such legal matter costs are unpredictable and thus not part of management’s budgeting or forecasting process and (2) with respect to worker classification matters, management currently expects such legal matter costs will not be material to our results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of the 2020 California ballot initiative.

(2)

In connection with the issuance of shares of our Series F redeemable convertible preferred stock, we committed to sell an existing investor shares of our Series F redeemable convertible preferred stock in a subsequent closing at the initial issuance price of the Series F redeemable convertible preferred stock. We determined this commitment to be a forward contract, classified as a liability and measured at fair value on a recurring basis, with changes in fair value recognized in other expense, net in the consolidated statements of operations. This forward contract was entered into and settled during the year ended December 31, 2019.

(3)

Consists of impairment expense related to an operating lease right-of-use asset associated with our former headquarters, which we assigned to another company. The sublessee of the operating lease right-of-use asset is in default with respect to rental payments as of April 1, 2020 onwards. For more information, see Note 8 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Represents stock-based compensation expense, as well as payroll tax expense related to stock-based compensation expense incurred in connection with this offering.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except percentages)
Revenue	$291	$885	$587	$1,916

Net loss	$(204)	$(667)	$(533)	$(149)

Net margin	(70)%	(75)%	(91)%	(8)%

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in millions, except percentages)
Revenue	$291	$885	$587	$1,916

Adjusted EBITDA	$(158)	$(475)	$(372)	$95

Adjusted EBITDA Margin	(54)%	(54)%	(63)%	5%

The following tables provide a reconciliation of net loss to Adjusted EBITDA and a calculation of net margin and Adjusted EBITDA Margin for each of the quarterly periods for the year ended December 31, 2019 and the nine months ended September 30, 2020:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Net (loss) income	$(191)	$(190)	$(152)	$(134)	$(129)	$23	$(43)
Certain legal, tax, and regulatory reserves and expenses(1)	40	16	17	13	24	12	79
One-time non-cash change in fair value of forward contracts(2)	—	67	—	—	—	—	—
Loss on disposal of property and equipment	—	—	—	1	—	—	—
Acquisition-related costs	—	—	4	1	—	—	—
Impairment expenses(3)	—	—	—	—	—	6	5
Provision for income taxes	—	—	1	—	1	—	1
Interest income and expense	(3)	(5)	(6)	(4)	1	7	8
Foreign exchange (gain) loss	—	—	—	—	4	(3)	(1)
Stock-based compensation expense and certain payroll tax expense(4)	6	4	4	4	5	3	3
Depreciation and amortization expense	4	5	7	16	24	31	34

Adjusted EBITDA	$(144)	$(103)	$(125)	$(103)	$(70)	$79	$86

(1)

We exclude certain costs and expenses from our calculation of Adjusted EBITDA because management believes that these costs and expenses are not indicative of our core operating performance, do not reflect the underlying economics of our business, and are not necessary to operate our business. These excluded costs and expenses consist of (i) legal matter costs related to the following: (a) worker classification matters, (b) our historical Dasher pay model prior to the change to such pay model in 2019, and (c) our September 2019 data breach incident, (ii) reserves for the collection of sales and indirect taxes that we do not expect to incur on a recurring basis, and (iii) expenses related to supporting an initiative on the November 2020 ballot in California to obtain certainty regarding worker classification matters. We believe it is appropriate to exclude legal matter costs related to worker classification matters, our historical Dasher pay model and our September 2019 data breach incident from our calculation of Adjusted EBITDA because (1) the timing and magnitude of such legal matter costs are unpredictable and thus not part of management’s budgeting or forecasting process and (2) with respect to worker classification matters, management currently expects such legal matter costs will not be material to our results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of the 2020 California ballot initiative.

(2)

In connection with the issuance of shares of our Series F redeemable convertible preferred stock, we committed to sell an existing investor shares of our Series F redeemable convertible preferred stock in a subsequent closing at the initial issuance price of the Series F redeemable convertible preferred stock. We determined this commitment to be a forward contract, classified as a liability and measured at fair value on a recurring basis, with changes in fair value recognized in other expense, net in the consolidated statements of operations. This forward contract was entered into and settled during the year ended December 31, 2019.

(3)

Consists of impairment expense related to an operating lease right-of-use asset associated with our former headquarters, which we assigned to another company. the sublessee of the operating lease right-of-use asset is in default with respect to rental payments as of April 1, 2020 onwards. For more information, see Note 8 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Represents stock-based compensation expense, as well as payroll tax expense related to stock-based compensation expense incurred in connection with this offering.

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Revenue	$133	$215	$239	$298	$362	$675	$879

Net (loss) income	$(191)	$(190)	$(152)	$(134)	$(129)	$23	$(43)

Net margin	(144)%	(88)%	(64)%	(45)%	(36)%	3%	(5)%

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020
	(in millions)
Revenue	$133	$215	$239	$298	$362	$675	$879

Adjusted EBITDA	$(144)	$(103)	$(125)	$(103)	$(70)	$79	$86

Adjusted EBITDA Margin	(108)%	(48)%	(52)%	(35)%	(19)%	12%	10%

BUSINESS

Technology has changed consumer behavior and driven a wave of demand for convenience. Recent events have further accelerated these trends, pulling the future of e-commerce forward for businesses large and small. As consumers demand products and services quickly, inexpensively, and at the touch of a button, local businesses have struggled to adjust.

We have built a local logistics platform that connects over 390,000 merchants,57 over 18 million consumers,58 and over 1 million Dashers59 in the United States, Canada, and Australia every month. We have broad national coverage in the United States, with availability to over 85% of the U.S. population. Our platform enables local brick-and-mortar businesses to address consumers’ expectations of ease and immediacy and thrive in today’s convenience economy.

LOCAL BUSINESSES ARE NOT EQUIPPED TO THRIVE IN TODAY’S CONVENIENCE ECONOMY

Consumers value frictionless online shopping experiences and on-demand delivery. Consumers’ expectations of ease and immediacy with every purchase has been a boon for some companies but damaging for many others. Local businesses have historically provided rich personalized experiences for consumers who shop in-store, but consumers are no longer going to physical storefronts for every purchase. Business is now happening where consumers are: at work, at home, and on-the-go. We believe many local businesses lack the capabilities to reach today’s consumers or deliver to them off-premise. As a result, they miss out on this increasingly important source of growth.

OUR MISSION IS TO GROW AND EMPOWER LOCAL ECONOMIES

We founded DoorDash to be a merchant-first business. Our mission is to grow and empower local economies.

We enable local brick-and-mortar businesses—which are fundamental to the vitality of local economies and communities—to thrive in an increasingly convenience-driven economy with rapidly evolving consumer expectations. We do this primarily through our Marketplace, which offers a broad array of services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. DoorDash helps merchants drive significant incremental sales and leverage the fixed cost investments that they have already made.

Founded 30 years ago by Robert Giaimo, Silver Diner is now a multi-state institution with 18 locations on the East Coast. Since partnering with DoorDash in 2015, their delivery sales on our platform have had a compound annual growth rate of over 110% as they have been able to further capitalize on their appeal and introduce new consumers to their concept.

Oren Dobronsky started Oren’s Hummus to bring creamy hummus, fresh pita bread, and Mediterranean salads—just like back home in Tel Aviv—to the Bay Area. Since Oren’s Hummus partnered with DoorDash in 2013, the sales for its first three locations have grown 6x on our platform. What started out as a little shop in Palo Alto has now grown into a Bay Area favorite with six locations and a catering company.

[57]	Based on the number of individual stores that have completed an order through our platform in the past month, measured as of September 30, 2020.
[58]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.
[59]	Based on the number of Dasher accounts that have delivered an order through our platform in the past month, measured as of September 30, 2020.

Headquartered in Washington D.C., with over 40 locations, &pizza is a rapidly growing and award-winning collective of pizza shops. In 2019, &pizza saw its sales on our platform grow 3.5x from the previous year, in addition to a roll-out of Drive.

Silver Diner, Oren’s Hummus, &pizza, and over 30 million other small businesses in the United States60 form the building blocks of local economies and communities. Small businesses, including family-owned businesses, local entrepreneurs, and operators or franchisees of large national or international chains, created approximately two-thirds of net new jobs in the United States from 2000 to 2018.61

When local businesses thrive, so do local economies and communities.

We are inspired by our merchants—by their entrepreneurship, their passion for their craft, their ingenuity, their resilience, and their many contributions to their communities—and are committed to helping them grow and thrive as consumer expectations evolve.

OUR BUSINESS

Our local logistics platform connects over 390,000 merchants,62 over 18 million consumers,63 and over 1 million Dashers64 in the United States, Canada, and Australia every month. We built our platform to serve the needs of these three key constituencies.

For merchants, we provide a broad array of services designed to meet the individual needs of merchants, regardless of their scale, business model, or location. Our merchant services include business enablement and demand fulfillment services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. We help our merchants grow while enabling them to focus on their craft. Since our founding, merchants have generated over $19 billion in sales on our Marketplace and in 2019 alone, merchants as a whole experienced 59% year-over-year same store sales growth on our Marketplace.

For consumers, we offer the ability to order from the best of their communities with the click of a button and have their orders reliably delivered or waiting at the store for pickup. We enable convenience for consumers throughout their entire day, from breakfast pickup on-the-go to catered lunch at work to grocery or dinner delivery straight to their doorsteps. We believe that the convenient access we provide to an unmatched combination of selection, experience, and value for consumers helps drive consumer engagement and category-leading spend retention.65 Since our founding, over 900 million orders have been completed through our platform.

For Dashers, we provide opportunities for those looking for a fast and flexible way to earn and to achieve their goals. We also provide earnings transparency so that Dashers can make informed

[60]	SBA; see the section titled “Industry, Market, and Other Data.”
[61]	SBA; see the section titled “Industry, Market, and Other Data.”
[62]	Based on the number of individual stores that have completed an order through our platform in the past month, measured as of September 30, 2020.
[63]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.
[64]	Based on the number of Dasher accounts that have delivered an order through our platform in the past month, measured as of September 30, 2020.
[65]

Edison Trends. Based on the estimated dollar value of orders placed on DoorDash, Grubhub, and Uber Eats by a group of users that first placed an order on any such platform between January 1, 2019 and September 30, 2019, as determined by Edison Trends. For each platform, spend retention represents the total dollar value of orders placed by this group of users in their twelfth month on the platform as a percentage of the total dollar value of orders placed by such group in their first month. Postmates is excluded due to inconsistent data availability in April and May 2020; however, Postmates’ spend retention was lower than DoorDash in all other months of the measurement period.

decisions about the deliveries they choose to make. Dashers set their own schedules and we work to ensure that the time they spend making deliveries is well rewarded. We do not require Dashers to deliver by car as they also have the option to deliver by bike or scooter, enabling a broad range of people to deliver on our platform. Since our founding, Dashers have earned over $7 billion through our platform.66

Our local logistics platform is powered by our proprietary technology that carefully optimizes the many interactions between merchants, consumers, and Dashers to make the end-to-end experience seamless and delightful. Each order on our local logistics platform provides a broad range of information that is analyzed by our machine learning algorithms to improve the quality and performance of our platform. From presenting personalized, curated content to consumers that takes into account cuisine and dietary preferences to providing information that enables Dashers to maximize their earnings opportunities, our machine learning algorithms continuously improve the experiences of our three constituencies and make our local logistics platform more intelligent and efficient with every order.

We believe that the value we deliver to merchants, consumers, and Dashers is a key reason why we have become the largest and fastest growing business in the U.S. local food delivery logistics category, with 50% U.S. category share and 58% category share in suburban markets.67

While we are the category leader, U.S. consumers on our platform in September 2020 represented less than six percent of the U.S. population as of September 30, 2020, and we believe we are in the early phases of broad market adoption. In 2019, we generated Marketplace GOV of $8.0 billion. In the same period, $302.6 billion was spent off-premise at restaurants and other consumer foodservices in the United States.68 Our Marketplace GOV in 2019 represented less than three percent of this off-premise spend, highlighting the large addressable opportunity ahead of us in the food vertical alone. We are also beginning to expand into other verticals beyond food and our ambition is to empower all types of local businesses.

In 2019 and during the nine months ended September 30, 2020, we generated revenue of $885 million and $1.9 billion, respectively. In the same periods, we had gross profit69 of $335 million and $944 million, respectively, and $(200) million and $433 million, respectively, in Contribution Profit (Loss).70 In 2019 and during the nine months ended September 30, 2020, we had a net loss of $667 million and $149 million, respectively, and $(475) million and $95 million, respectively, in Adjusted EBITDA.71

[66]	Earnings include tips, measured as of September 30, 2020.
[67]	Edison Trends; see the section titled “Industry, Market, and Other Data.”
[68]

Euromonitor International Limited. Consumer foodservices include cafes and bars, full-service restaurants, limited-service restaurants, self-service cafeterias, and street stalls and kiosks. Off-premise spend is the amount spent at restaurants and other consumer foodservices through home delivery, drive-through, and take-out. There are some differences between how we calculate Marketplace GOV and how Euromonitor calculates off-premise spend. Our calculation of Marketplace GOV includes taxes and tips, as well as delivery fees, while Euromonitor excludes these amounts from the calculation of off-premise spend. However, such differences represent a relatively minor portion of the calculation of each measure, and as such, we believe Marketplace GOV and off-premise spend are generally consistent and comparable measures. See the section titled “Industry, Market, and Other Data.”

[69]	Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue.
[70]

For more information about Contribution Profit (Loss), including the limitations of such measure, and a reconciliation of Contribution Profit (Loss) to gross profit (loss), the most directly comparable financial measure calculated in accordance with GAAP, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics” and “Non-GAAP Financial Measures.”

[71]

For more information about Adjusted EBITDA, including the limitations of such measure, and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics” and “Non-GAAP Financial Measures.”

We have made substantial investments in sales and marketing and promotions to take advantage of the massive market opportunity ahead of us. In the near term, we expect to continue to make substantial investments to increase consumer adoption and extend our leadership. We believe that our business will be successful and sustainable in the long term as our business model becomes more efficient, through increasing scale and continual operational improvements, and as our sales and marketing and promotions investments normalize.

THE DOORDASH PLATFORM

Our local logistics platform connects merchants, consumers, and Dashers. We built our local logistics platform to serve the needs of these three key constituencies and to become more intelligent and efficient with every order. As we have grown, the scale of our local logistics platform has become one of our major competitive advantages and delivers substantial benefits to everyone we serve. We connect:

•

Merchants: Over 390,000 merchants run and grow their businesses using our technology platform.[72] Our merchant services are designed to meet the individual needs of merchants, regardless of their scale, business model, or location. Our merchant services include business enablement and demand fulfillment services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. We help our merchants thrive in an increasingly convenience-driven economy while enabling them to focus on their craft.

•

Consumers: Over 18 million consumers discover, engage with, and purchase goods from merchants on our local logistics platform.[73] For consumers, we offer the ability to order from the best of their communities with the click of a button and to have their orders reliably delivered or waiting at the store for pickup. We enable convenience for consumers throughout their entire day, from breakfast pickup on-the-go to catered lunch at work to grocery or dinner delivery straight to their doorsteps. We believe that the convenient access we provide to an unmatched combination of selection, experience, and value for consumers helps drive consumer engagement and category-leading spend retention.[74]

•

Dashers: Over 1 million Dashers use our local logistics platform to find opportunities to earn.[75] For Dashers, we provide opportunities for those looking for a fast and flexible way to earn and to achieve their goals. We also provide earnings transparency so that Dashers can make informed decisions about the deliveries they choose to make. Dashers set their own schedules and we work to ensure that the time they spend making deliveries is well rewarded. We do not require Dashers to deliver by car as they also have the option to deliver by bike or scooter, enabling a broad range of people to deliver on our platform.

Our local logistics platform benefits from three powerful virtuous cycles:

•	Local Network Effects: Our ability to attract more merchants, including local favorites and national brands, creates more selection in our Marketplace, driving more consumer

[72]	Based on the number of individual stores that have completed an order through our platform in the past month, measured as of September 30, 2020.
[73]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.
[74]

Edison Trends. Based on the estimated dollar value of orders placed on DoorDash, Grubhub, and Uber Eats by a group of users that first placed an order on any such platform between January 1, 2019 and September 30, 2019, as determined by Edison Trends. For each platform, spend retention represents the total dollar value of orders placed by this group of users in their twelfth month on the platform as a percentage of the total dollar value of orders placed by such group in their first month. Postmates is excluded due to inconsistent data availability in April and May 2020; however, Postmates’ spend retention was lower than DoorDash in all other months of the measurement period.

[75]	Based on the number of Dasher accounts that have delivered an order through our platform in the past month, measured as of September 30, 2020.

engagement, and in turn, more sales for merchants on our platform. Our strong national merchant footprint enables us to launch new markets and quickly establish a critical mass of merchants and Dashers, driving strong consumer adoption.

•

Economies of Scale: As more consumers join our local logistics platform and their engagement increases, our entire platform benefits from higher order volume, which means more revenue for local businesses and more opportunities for Dashers to work and increase their earnings. This, in turn, attracts Dashers to our local logistics platform, which allows for faster and more efficient fulfillment of orders for consumers.

•

Increasing Brand Affinity: Both our local network effects and economies of scale lead to more merchants, consumers, and Dashers that utilize our local logistics platform. As we scale, we continue to invest in improving our offerings for merchants, selection, experience, and value for consumers, and earnings opportunities for Dashers. By improving the benefits of our local logistics platform for each of our three constituencies, our network continues to grow and we benefit from increased brand awareness and positive brand affinity. With increased brand affinity, we expect that we will enjoy lower acquisition costs for all three constituencies in the long term.

Since our founding, over 900 million orders have been completed through our platform. These orders inform our machine learning algorithms and generate a data advantage in which the technology and value of our local logistics platform is continuously enhanced as more constituents are connected in our network and greater amounts of data are brought into our platform. We leverage insights from this data to drive actionable recommendations for merchants regarding consumer preferences and market trends. For example, as merchants think about growth and expansion, our data insights can help guide their decisions on menu options, hours of operation, and where to build their next storefront. Our data insights also give us unique visibility into the operations of the local businesses in our network. For example, understanding the differences in kitchen preparation time for a sandwich versus sushi enables us to improve Dasher efficiency and improve the consumer experience. As more orders are completed on our local logistics platform, our data insights grow and continue to enhance the experience for all three constituencies, which in turn strengthens our competitive advantage.

We have been successful in becoming the category leader in U.S. local food delivery logistics because of the value we create for merchants, consumers, and Dashers.76 DoorDash only works if it works formerchants, consumers, and Dashers and we will continually strive to improve how we serve all constituents.

[76]	Edison Trends; see the section titled “Industry, Market, and Other Data.”

[THIS PAGE INTENTIONALLY LEFT BLANK]

TACOS

"DoorDash has helped to drive our sales by opening up the delivery channel as a growth channel. From the day we started the first pilot with DoorDash, we have seen this channel continue to grow. DoorDash helps us to reach new guests and also provides another way for our existing guests to experience the Torchy's brand."

GJ HART
CEO

TORCHY'S TACOS
AUSTIN, TX

"DoorDash is such an integral part of our business that it has become a factor in our site selection when targeting new locations. Also, committing 100% to DoorDash marketing programs has had a big impact in boosting our sales on the platform."

CHUCK IMERSON
CEO

ASIAN BOX
PALO ALTO, CA

ASIAN BOX
SKIP the LINE
DOORDASH
Pictured: Wendy Martinez

Pictured: Lashville Folkes

COOKED FROM
SCRATCH
MADE FRESH DAILY

"Our relationship is in the early stages, but from the financial aspects of it, with the amount of franchise locations we have active on DoorDash, the returns have been remarkable."

STEVEN CLARKE
DIRECTOR OF MARKETING
& PUBLIC RELATIONS

GOLDEN KRUST
NEW YORK CITY, NY

WHY MERCHANTS WIN WITH DOORDASH

DoorDash is a merchant-first business. We are inspired by our merchants—their entrepreneurship, their passion for their craft, their ingenuity, their resilience, and their many contributions to their communities.

Our local logistics platform provides merchants with the opportunity to reach new consumers, grow their businesses, and benefit from incremental sales that leverage the fixed cost investments they have already made. For example, with our platform, merchants can take advantage of spare capacity and complete additional orders for delivery using existing storefronts and with existing employees.

•

Demand Creation. With over 18 million consumers on our local logistics platform,[77] we provide merchants with access to highly engaged consumers in their communities. We create demand for merchants through personalization and merchandising strategies that curate selection. For example, we often curate and feature “Local Picks” prominently to showcase new merchants or recent trends, such as Bay Cities Italian Deli, a Los Angeles-area institution. Our local logistics platform further personalizes selection based on individual consumer order patterns and other factors. We also enable merchants to run targeted marketing campaigns to feature anything from a specific store to a new product. A consumer survey conducted by Cowen indicates that nearly 80% of delivery orders are incremental to merchants’ on-premise businesses,[78] enabling them to serve new customers and leverage fixed costs to generate incremental revenue and profit.

•

Broad Array of Merchant Services. We offer a broad array of services that enable merchants to solve mission-critical challenges. We offer merchants a reliable, high-quality, and cost-effective local logistics platform to fulfill demand. Our local logistics platform was built to meet the individual needs of merchants, regardless of their scale, business model, or location. The majority of our merchants use our Marketplace to connect with consumers and Dashers to fulfill demand. In addition to our Marketplace, we have also developed Drive, our white-label logistics service. Drive allows a broad range of merchants, such as Chipotle and Little Caesars, that generate demand through their own channels to fulfill orders using our platform. We also are innovating to give merchants additional ways to serve consumers. We believe Pickup generates additional foot traffic for our merchants and drives incremental sales by enabling consumers to place orders on our platform and pick up the orders directly from merchants. In addition, DoorDash for Work provides our merchants with large group orders and catering orders for businesses and events that are fulfilled by our local logistics platform. Merchants benefit from such orders due to their large dollar value, which helps drive profitability, and the advanced nature of such orders, which helps merchants plan better.

We offer additional business enablement services that enable merchants to solve challenges including insights and analytics, merchandising, payment processing, and customer support. We also provide integrations into existing merchant systems that streamline the delivery experience for merchants. For example, integrating with a merchant’s point-of-sale, or POS, system often eliminates the need for the merchant to monitor and maintain a tablet or other separate device, or to manually transfer an order from a device to the kitchen. Transitioning to a POS integration from another order protocol improves the quality of the delivery experience as orders transmitted through the merchant’s POS system tend to have fewer missing or incorrect items and have lower wait times for Dashers, which in turn leads to better experiences for consumers.

[77]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.
[78]	Cowen, Digital Delivery: Survey Says Inflection is Underway, January 11, 2019. See the section titled “Industry, Market, and Other Data.”

•

Operational Excellence. Our platform is built to integrate seamlessly with merchants’ existing processes and workflows. The unique challenges faced by merchants often serve as our guide as we build products and features. As we continue to scale our business, we find that many merchants face similar challenges, and so we develop solutions that may be broadly applied to merchants on our platform. For example, while working with a national fast food restaurant chain, we realized that food was being delivered cold because the order was sent to the restaurant as soon as it was received, which left the food waiting for several minutes before the Dasher arrived. Our software now adjusts the time we send an order to a merchant to align with the Dasher’s arrival, reducing the amount of time a Dasher spends on a delivery, resulting in happier consumers and Dashers, and improving the efficiency of our local logistics platform as we scale this optimization to other merchants.

"DoorDash is an integral part of our family life. Even our 8-year-old son asks for it many days of the week. We both work full time and really don't have time to plan for meals. DoorDash makes it so easy to have a variety of foods, support local businesses, and save the time needed to plan healthy meals."

AIMEE H.

"Going out can be very stressful for me. It means a new place, a menu I don't know and a wait staff that I have to figure out how to work with. With DoorDash the menu is accessible on my computer so I can find what I want. As an additional benefit, my wife, who loves to eat out, can now spend as much time looking as she wants."

TERRY & MARCIE C.

"I used to watch both kids while my husband ran out to pick up the food. Now together we use that time to make memories with our boys.

It's expanded my options of restaurants. It's so easy to browse the various menus and find exactly what I'm craving that night."

DANA V.

WHY CONSUMERS WIN WITH DOORDASH

We believe DoorDash provides consumers with convenient access to an unmatched combination of selection, experience, and value.

•

Convenience. DoorDash gives consumers living in urban and suburban communities alike the ability to have the best of their communities delivered to their doorsteps in minutes. We allow people to save one of their most precious resources: time.

•

Wide Selection. With partnerships with over 175 of the 200 largest national restaurant brands[79] and access to a wide selection of merchants on our local logistics platform, we provide a search engine to the local economy. Broad selection, coupled with personalization and curation that is driven by our proprietary data science and analytics, enables us to provide extensive yet customized choices to consumers. This personalization allows consumers to tailor their use of our local logistics platform to their individual needs or preferences, such as a vegetarian diet, and efficiently make informed decisions.

•	Best Experience. We are focused on delivering the best end-to-end experience for consumers. We believe this includes:

•

Ease of use. We are focused on providing an intuitive, easy-to-use, and personalized interface for consumers. Our consumer mobile application and website allow consumers to quickly search for and discover merchants across a variety of criteria, which for restaurants include type of cuisine, delivery fee, delivery time, food price, rating, and eligibility for DashPass. We also provide order tracking and real-time notifications on our interface so that consumers can closely follow their orders from the moment they are placed to when they are delivered.

•

Speed of delivery. During the third quarter of 2020, the average delivery time was 35 minutes. We have been able to decrease average delivery times by 23% compared to the third quarter of 2017 based on ongoing product innovations, such as lower wait times at merchant locations for Dashers and greater availability of Dashers as our business continues to scale. In addition, we provide consumers with an upfront estimate of when their order will be delivered, and we continually strive to improve our accuracy for the estimated time for delivery. At the same time, we recognize that consumers sometimes value certain cuisines or merchants over speed of delivery, and our strategy is to offer wide selection to consumers, even if doing so has an adverse impact on our delivery times.

•

Quality. We are focused on continuing to improve quality of order fulfillment by expanding direct integrations with merchant POS systems, using data analytics to alert Dashers of frequently missed items and sending timely reminders to merchants to substantially reduce human error. Our strategy of focusing on partner merchants enables us to be closely integrated with merchants and continually increase the quality of orders for consumers.

•

Value. We provide both lifestyle and economic value to consumers. Whether it is a quick healthy lunch near the office or getting a last-minute meal for the family, the breadth of selection, convenience, and reliability of our local logistics platform means DoorDash solves problems for many occasions. We created DashPass, our membership program to the physical world, to reward our most engaged consumers with savings. DashPass enables consumers to enjoy the convenience of delivery without paying per-order delivery fees. As of September 30, 2020, we had over five million consumers on DashPass.

[79]	Nation’s Restaurant News; see the section titled “Industry, Market, and Other Data.”

[THIS PAGE INTENTIONALLY LEFT BLANK]

"With the flexibility of being able to dash in other markets, I was able to visit my mom a lot up in Connecticut. Her cancer had progressed and gotten bad in July of last year so I was able to spend time with her and also dash while up there. I had some great moments with her during those visits."

ALFONSO
CHARLOTTE, NC

DASH

"I dash because of the freedom that dashing gives me. It's the flexibility and the money. You can make as much money as you need to. You can dash anywhere. Let's say I go on vacation somewhere, I don't have to go home broke. I can just dash! That's it. If I'm stuck somewhere and I need some quick cash, I can just dash."

D'SHEA
NEW YORK CITY, NY

"I dash for multiple reasons. First, I'm a teacher, and as you know, we don't make much. Dashing provides me with extra income to pay down my debts, save some extra money, or have a little extra fun throughout the month. Second, I dash because it makes me feel like I am helping out the small businesses in my community. Lastly, I dash because a lot of people in my community cannot leave home during the pandemic so being a dasher allows me to bring them their favorite meals."

DEIDRE
WALNUT CREEK, CA

WHY DASHERS WIN WITH DOORDASH

The scale of our business provides Dashers with significant and flexible opportunities to earn. According to a 2020 Kantar survey we commissioned, Dashers range in age from 18 to 55 and over and 45% are women.80 The flexibility and economic opportunities our local logistics platform provides appeal to a broad range of people. Dashers often turn to DoorDash because they have a goal they are striving for, whether that is supplementing other income, paying tuition, saving up for a vacation, or funding a passion project.

•

Flexible Opportunities to Earn. Dashers value the flexibility and autonomy of choosing where, when, and how often to work and the ability to earn income that fits around their other interests, which means they can log in and log out of our platform when they choose, and accept the deliveries that they prefer, all on their own terms. For example, Dashers can choose to work in their local communities or in other communities that they are visiting. Dashers can use our platform after passing a background check, and eligible Dashers can receive their earnings on-demand through our Fast Pay service. We do not require Dashers to deliver by car as they also have the option to deliver by bike or scooter. For Dashers with vehicles, we do not impose any limitations on the make or model of the vehicle. In practice, this means that a broad range of people are able to deliver on our platform. In addition, our broad national coverage in the United States gives Dashers more opportunities to earn in more places. We are also expanding our international coverage and are proud to create flexible economic opportunities for Dashers in Canada and Australia.

•

Earnings Transparency. We provide Dashers with critical information regarding deliveries upfront, including guaranteed earnings, estimated time and distance, merchant name, and consumer drop-off information, so Dashers can make informed decisions about the deliveries they choose to accept. We also provide Dashers with key information and insights to track their earnings and meet their financial goals.

•

Dasher Community. We aim to empower people from all walks of life to supplement their income and achieve their financial goals on their own terms. We actively listen to Dashers’ perspectives and invest in constantly improving their experiences on our local logistics platform. For example, the Dasher Community Council, which is composed of representatives across the United States and Canada that meets regularly to provide feedback directly to our executives on a broad range of topics, from improving work conditions to increasing transparency to building community. We connect Dashers with access to health insurance and other benefits, and we are proud to have been the first national gig-economy company to ensure that all U.S.-based workers receive occupational accident insurance to cover medical and disability payments if they are injured on the job, at no cost to them and with no opt-in required.

OUR OPPORTUNITY

We are the category leader in U.S. local food delivery logistics today and have an enormous market opportunity ahead of us in food alone. In 2019, Americans spent $1.5 trillion on food and beverages, of which $600.5 billion was spent on restaurants and other consumer foodservices.81 Over time, restaurants have benefited from a shift away from cooking at home towards dine-in or delivery meals from restaurants, which has resulted in an increase in sales by restaurants.82 This shift has been

[80]	Kantar, LLC, Dasher H1 Audience Readout, June 2020. See the section titled “Industry, Market, and Other Data.”
[81]

Euromonitor International Limited. Consumer foodservices include cafes and bars, full-service restaurants, limited-service restaurants, self-service cafeterias, and street stalls and kiosks. See the section titled “Industry, Market, and Other Data.”

[82]	U.S. Department of Agriculture; see the section titled “Industry, Market, and Other Data.”

particularly pronounced with younger generations, as younger consumers spend significantly more compared to older consumers on both on-premise and off-premise restaurant dining.83 We believe this shift toward dine-in and delivery meals will continue.

In addition to the shift towards dine-in and delivery meals, consumer spending on restaurants and other consumer foodservices has moved in recent years towards off-premise consumption, with the proportion of food consumed off-premise increasing from 44% of food and beverage spend in 2009 to 50%, or $302.6 billion, in 2019.84 We believe that this off-premise opportunity will continue to grow. Today’s consumers’ busy lifestyles and expectations of ease and immediacy are driving increased adoption of off-premise dining. With the introduction of website and mobile application-based ordering platforms, consumers can quickly and easily discover a wide selection of local restaurants. Fifty-eight percent of all adults and 70% of millennials say that they are more likely to have restaurant food delivered than they were two years ago,85 and we believe the COVID-19 pandemic has further accelerated these trends. We believe the improving value proposition of local logistics platforms, including DoorDash, with wider selection than ever before, increasing convenience, and lower consumer fees have contributed to increasing off-premise consumption, and we expect this trend to accelerate, particularly in today’s convenience economy. Across industries, including travel and retail, we have seen an increasing shift from in-store to online spend and we expect to see the same trend with food. We believe that online food delivery logistics is still in the early stages of consumer adoption and, over time, online spend will represent an increasing portion of total consumer spend on restaurants and other consumer foodservices. Through our Marketplace (which includes Pickup and DoorDash for Work) and Drive offerings, we expect to address and capture an increasing share of consumers’ off-premise spend. In 2019, we generated Marketplace GOV of $8.0 billion, which represented less than three percent of the $302.6 billion off-premise opportunity.

We started our business with a strategic focus on suburban markets and smaller metropolitan areas. According to Edison Trends, the U.S. local food delivery logistics category is larger in smaller metropolitan areas than in the top tier of metropolitan areas and is growing faster.86

[83]	U.S. Department of Agriculture; see the section titled “Industry, Market, and Other Data.”
[84]	Euromonitor International Limited; see the section titled “Industry, Market, and Other Data.”
[85]	National Restaurant Association, 2020 State of the Restaurant Industry, February 2020. See the section titled “Industry, Market, and Other Data.”
[86]

Edison Trends; see the section titled “Industry, Market, and Other Data.” Edison Trends has categorized metropolitan areas into tiers based on population size, and the growth of gross monthly food sales on on-demand delivery platforms is significantly higher in tiers with smaller metropolitan areas than in the top tier. Gross monthly food sales are calculated for the months of October 2019 and October 2020 based on food sales on DoorDash, Caviar, Grubhub, Postmates, Uber Eats, and certain other platforms. The tiers are defined as follows:

•	Tier 1—New York, Los Angeles, Chicago, Philadelphia, Washington D.C., San Francisco, Boston.
•	Tier 2—The next 43 metropolitan areas by population.
•	Tier 3—The next 50 metropolitan areas by population.
•	Tier 4—All other metropolitan areas with a population greater than 100,000.
•	Other—All other geographic areas.

We believe that suburban markets and smaller metropolitan areas have experienced significantly higher growth compared to larger metropolitan markets because these smaller markets have been historically underserved by merchants and platforms that enable on-demand delivery. Accordingly, residents in these markets are more acutely impacted by the lack of alternatives and the inconvenience posed by distance and the need to drive to merchants, and therefore, consumers in these markets derive greater benefit from on-demand delivery. Additionally, suburban markets are attractive as consumers in these markets are more likely to be families who order more items per order. Lighter traffic and easier parking also mean that Dashers can serve these markets more efficiently. As a result of our early focus on and experience with suburban markets and smaller metropolitan areas, we are particularly well positioned for continued growth in these markets.

While the majority of our business today is in the United States, we have a strong and growing business in Canada and have also recently launched in Australia. We expect further international expansion to build on the massive market opportunity that is already available to us.

To date, the substantial majority of our merchants have been restaurants. We started with food because of the size and footprint of its merchant base and because we were attracted to the unique complexities of delivering food. Food is a large market with peaks and troughs of demand, which leads to periods of high demand during short windows of time. Focusing on restaurants enabled us to build a high-density network and improve the cost-effectiveness of our local logistics platform. We believe our expertise in food will help us scale to other verticals as more and more local businesses beyond restaurants seek to participate in the convenience economy in search of more consumers and continued growth.

With increasing consumer adoption of technology-enabled solutions in every facet of modern life, we believe that there will be increasing demand for local logistics services by merchants in industry verticals beyond food. We have already started to serve merchants in other verticals, such as grocery and flowers, but we are still in the very early stages of expanding beyond food. We have just begun our journey and have ample opportunity for continued success in local logistics across verticals and geographies. Our ambition is to empower all types of local businesses, from single proprietors to franchisees, convenience stores to grocers, and florists to pharmacies.

OUR GROWTH STRATEGY

We intend to broaden our network of merchants by providing innovative services that help merchants grow.

•

More merchants. We have experienced tremendous success serving merchants, primarily in the food vertical. We have over 390,000 merchants,[87] the majority of which are restaurants, on our local logistics platform today, and there are many more that we have yet to reach. We will continue to invest in our go-to-market strategy and sales efforts to continue adding new merchants. Over time, we plan to add more merchants from verticals outside of food.

•

More merchant services. We provide a range of services to help our merchants operate and grow their businesses. Currently, these include various demand fulfillment services, such as Marketplace (which includes Pickup and DoorDash for Work) and Drive. We also offer a broad array of services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. We will continue to innovate and introduce new services to add value for our merchants and unlock additional revenue opportunities for DoorDash.

[87]	Based on the number of individual stores that have completed an order through our platform in the past month, measured as of September 30, 2020 .

We seek to increase consumer adoption and have DoorDash become a daily activity.

•

More consumers. There are over 18 million consumers on our local logistics platform.[88] We plan to continue to increase our consumer reach, both in the United States and internationally. We recently launched in Australia and have a strong and growing business in Canada.

•

More consumer engagement. Today, consumers use our local logistics platform for a small fraction of their monthly meals. In the food vertical, we strive to increase the frequency with which consumers use DoorDash by being the most delicious, affordable, and convenient way to eat. We plan to do this by increasing the breadth of restaurant selection, expanding availability of meals at all times of the day, addressing the needs of business consumers via DoorDash for Work, which includes large group orders and catering orders for businesses and events, and enhancing affordability by increasing DashPass adoption, which eliminates per-order delivery fees with partner merchants. We will also continue to seek partnership opportunities to extend the benefits of DashPass to more consumers. In addition, as we continue to add new verticals beyond food, we expect to further increase the amount of consumer spend on our platform and broaden the benefits of DashPass.

We seek to build a reliable, high quality, and operationally efficient logistics network.

•

Better consumer experience. Our goal is to delight consumers, thereby promoting their use of our platform and making it easier for us to acquire new consumers. We continue to make investments aimed at improving the consumer experience. We are particularly focused on building tools to help Dashers improve the accuracy of items delivered and the speed and timeliness of delivery, without sacrificing selection.

•

Better Dasher experience. We also invest in improving Dasher experience and satisfaction. This includes improving onboarding and enabling Dashers to sign up and start earning faster. For example, we developed our local logistics platform to provide earnings visibility after every delivery in an easy and transparent manner, and through our Fast Pay service, we enable Dashers to receive their earnings on-demand, rather than on a weekly basis.

•

Improve operational efficiency. We are focused on optimizing our cost structure primarily through product improvements meant to enhance the operational efficiency and quality of our local logistics platform. These improvements include enhancements to our batching algorithms and order preparation and traffic predictions.

OUR OFFERINGS

Our offerings provide merchants, consumers, and Dashers with a local logistics platform that offers access to convenience and opportunity.

Offerings for Merchants

We have carefully designed our local logistics platform with a merchant-first approach. Our merchant services include business enablement and demand fulfillment services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. Our local logistics platform provides merchants with the mission-critical capabilities needed to meet the demands of the convenience economy and capture the business growth that comes from this new wave of demand.

•	Merchant tablet and software portal. Partner merchants use our tablets and our merchant software portal for holistic views of their businesses. Our self-service capabilities enable

[88]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.

merchants to directly onboard to our local logistics platform and monitor their businesses in real time.

Merchant services that we offer for demand fulfillment include:

•

Marketplace. Our Marketplace enables merchants to establish an online presence and expand their reach. It generates significant demand for merchants by connecting them with over 18 million consumers.[89] Merchants can fulfill this demand through delivery, facilitated by our local logistics platform, or in-person pickup by consumers. Merchants on our Marketplace can also initiate and run promotions to drive incremental sales and attract new consumers. As part of our Marketplace, we also offer:

•

Pickup. Pickup allows consumers to place advance orders, skip lines, and pick up their orders conveniently with no consumer fees. We believe Pickup generates additional foot traffic for our merchants and drives incremental sales.

•

DoorDash for Work. DoorDash for Work provides our merchants with large group orders and catering orders for businesses and events. Merchants benefit from such orders due to their large dollar value, which helps drive profitability, and the advance nature of such orders, which helps merchants plan better.

•	Self-Delivery. Self-Delivery enables merchants on our Marketplace to fulfill orders with their own delivery fleets.

•

Drive. Drive, our white-label logistics service, enables merchants to fulfill consumer demand that they have already created through their own channels but do not have the in-house distribution capacity to fulfill. Many national merchants, such as Chipotle, Wingstop, and Little Caesars, invest significant capital in building their own mobile applications and websites to enable consumers to interact with their brands and order online. These merchants need the ability to address the off-premise consumer demand they have created without having to build and manage their own logistics operations. Through Drive, merchants are able to connect with Dashers and leverage our local logistics platform to fulfill their orders.

•

DoorDash Storefront. Storefront enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or logistics capabilities.

[89]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.

Pictured: Stefany Matthews

"Through our close partnership with DoorDash, we are able to reach so many new guests on their marketplace and find our existing guests in new locations by offering delivery through our own app and online ordering platforms—with delivery powered by DoorDash Drive."

JOHN PAUL THOMAS
DIRECTOR OF OPERATIONS

HONEYGROW
NEW YORK, BOSTON, PHILADELPHIA

oneygro
JAM
hg

Pictured: Leah Patrick

We also offer various other services, beyond demand fulfillment, that enable merchants’ businesses:

•	Customer acquisition. DoorDash connects merchants with over 18 million consumers.[90] Merchants can also use DoorDash to initiate and run promotions to attract new consumers and drive incremental sales.

•

Consumer engagement. We provide merchants with the tools to attract and engage consumers or win back consumers who have not ordered from them recently. Merchants can also feature new items or details about their individual stores.

•

Merchandising strategy and personalization. Our merchandising strategy allows us to feature certain merchants or products. For example, we often curate and feature “Local Picks” prominently to showcase new merchants or recent trends. Our machine learning algorithms further personalize selection based on individual consumer order patterns and other factors.

•

Payment processing. DoorDash handles payment acceptance from consumers through a third-party payment processor that manages credit card transaction processing, which means merchants do not need to be concerned with credit card authorization, chargebacks, or fraud. Partner merchants and Dashers have accounts directly with the payment processor and we remit payments to merchants and Dashers through the payment processor. When Dashers pick up from a non-partner merchant, they are authorized to pay for the purchased goods with a DoorDash-issued debit card.

•

Self-service. Merchants are able to use the merchant software portal and our Merchant Tablet Order Manager to self-edit menus, update business hours and pricing, and provide additional information about their businesses.

[90]	Based on the number of individual consumer accounts that have completed an order on our Marketplace in the past month, measured as of September 30, 2020.

•

Insights and analytics. Our merchant software portal allows merchants to track business performance on a number of metrics, including how long a Dasher waits for an order, order accuracy, analyses on top-performing items, and reports on incremental sales. Merchants can use this information to more effectively manage their operational processes and inventory and price items at competitive rates. The data we track enables insights that help merchants understand their consumer base, identify new ways to drive business, and improve the quality of the delivery experience.

•

Customer support. We provide customer support for any orders placed through our local logistics platform. Our customer support centers address both order and logistics issues, and we work together with merchants, consumers, and Dashers to resolve disputes.

•

Integrations. DoorDash seamlessly integrates with merchants’ existing systems and workflows to streamline operations. Integration with merchant POS systems not only eliminates the need for merchants to monitor and maintain a tablet but also helps improve the delivery experience. For example, merchants with POS integration generally experience a reduction in how long a Dasher waits for an order and the number of missing or incorrect items in an order. We are also able to integrate into existing workflows through which merchants receive their orders, including website, email, tablet, phone, and fax. We do this because we are a merchant-first company and strive to integrate seamlessly with our merchants’ existing operational processes.

Offerings for Consumers

For consumers, our local logistics platform serves as a search engine to the local economy. Our consumer offerings provide a frictionless and personalized experience to search, discover, and order from local businesses. Both our consumer mobile application and website help consumers decide what to order with relevant information about each merchant, visually-rich photos, and filters to make it simple and efficient to find the right merchants and items.

•

Consumer mobile application and website. Our consumer mobile application and website provide consumers with access to a wide selection of merchants in our Marketplace. Consumers can search by delivery time, price, rating, and other categories (such as type of cuisine for restaurant merchants) to find the merchant and items that satisfy their needs. Consumers can also easily browse merchants around them to discover new merchants or goods that cater to their preferences. Our proprietary technology enhances the consumer experience by displaying merchants according to a consumer’s preferences and other factors such as delivery times and ratings. Our ability to serve consumers with a personalized selection of merchants that reflects our understanding of their preferences allows us to enable the discovery and curation of merchants for our consumers. We also enable consumers to place orders individually as well as order as a group.

Once a merchant is selected, consumers can customize orders according to their preferences. Our mobile application and website provide real-time notifications and order tracking so that consumers can closely follow their orders from the moment they are placed to when they are delivered. We also offer consumers the ability to easily contact Dashers, and vice-versa, to ensure a seamless delivery experience. Our local logistics platform also allows consumers to easily contact our support team so that issues are efficiently resolved, which provides the ability for us to turn a problem into an opportunity to engage and build loyalty with consumers.

•

DashPass. Our subscription product, DashPass, serves as a membership program to the physical world and offers consumers unlimited access to eligible merchants with $0 delivery fees and reduced service fees on eligible orders. DashPass currently costs $9.99 per month for a monthly membership. DashPass enables us to reward our most engaged consumers with savings on the cost of delivery and to reward DashPass-eligible merchants by featuring them to our most engaged consumers. As of September 30, 2020, we had over five million consumers on DashPass. We have also reduced our average consumer fee per order in the third quarter of 2020 by 20% compared to the third quarter in 2017, through improvements to the platform and products like DashPass.

•	Pickup. Pickup allows consumers to place advance orders, skip lines and save time, and pick up items directly from the merchant.

Offerings for Dashers

Underpinning our offerings for Dashers is our proprietary technology that enables Dashers to work where, when, and how they want while keeping them busy so they can earn more money in less time.

•

We enable Dashers to easily sign up anytime and anywhere. After clearing a background check, new Dashers can quickly and easily onboard onto our local logistics platform. We place great value on flexibility and provide Dashers with a choice to either visit a local office for personal assistance or stay in the comfort of their own home to onboard wherever they are.

•

Transparency for Dashers. Through the dedicated Dasher mobile application, DoorDash strives to offer Dashers with transparency, including critical information regarding deliveries upfront such as guaranteed earnings, estimated time and distance, merchant name, and consumer drop-off information.

•

Proprietary technology to optimize Dasher efficiency. We have developed proprietary technology to optimize Dasher efficiency, which keeps Dashers busy and increases their earnings potential. Based on forecasted demand, our algorithms predict the ideal number of Dashers needed in a given location at a given time. This helps balance the supply of Dashers with consumer demand and keeps Dashers busy when they are using our local logistics platform. Additionally, our algorithms contribute to a reduction in wasted time on a delivery and the improvement of Dasher efficiency in a variety of ways, including through smarter dispatching based on specific order preparation times and order batching. These technologies are vital as they improve Dasher efficiency and therefore the amount Dashers can earn and the cost-effectiveness of our local logistics platform.

SALES AND MARKETING

Marketing

The strength of our local logistics platform and the benefits that accrue to merchants, consumers, and Dashers serve as our most effective marketing tool. This has helped us generate strong organic merchant, consumer, and Dasher growth through word-of-mouth since our earliest days. We also employ paid marketing efforts to attract and retain additional merchants, consumers, and Dashers.

With merchants, we collaborate on co-marketing campaigns to promote our local logistics platform through their in-store collateral, television campaigns, and other digital marketing efforts. In addition, we will also co-create national and regional promotional campaigns with partner merchants that drive consumer demand to our Marketplace and generate significant press coverage—which in turn increases brand affinity and keeps both us and our partner merchants top of mind with consumers. For example, we partnered with Wendy’s® to promote new menu items, such as the Baconator®, and with Chili’s on a television commercial and free food giveaways.

We employ referral campaigns as well as online and offline marketing channels to attract new consumers and Dashers to our local logistics platform. Our online and offline channels include search engine marketing, display advertising, social media, streaming audio, direct mail, television, and billboards. When we acquire a new consumer or Dasher, we often provide promotions or incentives to demonstrate our value proposition to them early on in their life cycle.

Sales

We utilize both inside sales and field sales teams to grow our merchant base in the United States, Canada, and Australia. A growing portion of our merchant acquisition funnel is also self-serve. Through our self-serve channel, merchants can sign up and onboard directly via our website.

Our account management team supports our sales efforts. This team onboards merchants, drives adoption of our new offerings and services, such as DashPass, Drive, or Pickup, based on a merchant’s evolving business needs, and optimizes logistics operations. Our account management team is responsible for ensuring the continued success of merchants on our local logistics platform.

OUR EMPLOYEES, CULTURE, AND VALUES

We believe that people are at the core of every business. This drives our focus on improving the experiences of merchants, consumers, and Dashers, and it also drives how we think about our employees and the culture and values that we cultivate. Our employees are critical to our success.

At DoorDash we grow and empower local economies. We give our team the freedom and opportunity to build the future—for our company, our constituents, and our communities. Together, with grit, courage, and rapid innovation, we create the dynamic energy that drives our business forward.

While we recognize that there is not only one path to success, our ethos is manifested in 12 values that define our culture, how we relate to each other, how we work, and how decisions get made. Most importantly, we aspire to these behaviors every single day.

We are Leaders

Leadership is not limited to our management team. It is something everyone at DoorDash embraces and embodies.

•	Be an owner. We believe in owning the outcome, no matter the circumstance.

•	Dream big, start small. We believe in grand ambitions backed by discrete actions that prove the case.

•	Choose optimism and have a plan. We believe that ambitious goals require unreasonable optimism and detailed plans to support, especially when the going gets tough.

We are Doers

We strive to create solutions that will lead our company and our industry on every project, every day.

•	Choose action. We believe the only way to predict the future is to invent it, quickly.

•	Operate at the lowest level of detail. In our business, we believe that averages are dangerous. No consumer cares about our average delivery time if their delivery takes twice as long.

•	And, not or. We believe that conventional trade-offs are often false dichotomies, and that there is usually a third path that achieves supposedly competing objectives.

We are Learners

At DoorDash, everyone is learning on the job, no matter if we have been in a role for one year or one minute.

•	Seek truth. We believe in getting to the right answer, however inconvenient, and in relying on data and customer insights to challenge our intuition and guide our decisions.

•

Become 1% better every day. We eschew perfection or resting on our laurels and focus instead on staying hungry and pushing for better, no matter what has already been achieved. Compounding the effect of small improvements is a big part of how we have grown.

•	Be customer-obsessed, not competitor-focused. We believe that staying focused on how we can best serve merchants, consumers, and Dashers is the only productive activity.

We are One Team

The magic of DoorDash is that, working together, our people make ambitious goals attainable, driving us to greater heights.

•	Make room at the table. We believe that our ability to serve everyone in the world is dependent on having diverse perspectives from all backgrounds.

•

Think outside the room. Our business will always be inherently local, so we nurture a culture where the local perspective is prized. We have built a distributed model where many of our operations leaders live outside our San Francisco headquarters, and this keeps us close to merchants, consumers, and Dashers.

•	One team, one fight. We believe in cultivating a high-accountability, no-blame culture. Regular post-mortems, devoid of finger pointing, are fundamental to how we work and get better every day.

Each of these values has been foundational in shaping who we are today and will continue to guide our path to building a multi-generational business.

Our Commitment to Diversity and Inclusion

At DoorDash, we are committed to growing and empowering inclusive communities in our company, our industry, and the cities we serve. We believe that a diverse and inclusive workforce is critical to helping us attract and retain the talent necessary to grow our business. We also believe we will be a more successful company if we amplify the voices of those who have not always been heard, and when everyone has “room at the table” and the tools, resources, and opportunities to succeed.

Some of our diversity and inclusion programs at DoorDash include:

Elevate

Elevate is a program designed to increase the representation of women of color in leadership roles at our company. The year-long program starts with each member of our management team sponsoring fellows to serve on our leadership team, which exposes them to senior leadership and supports their development of business skills.

Women’s Leadership Forum

Our Women’s Leadership Forum equips mid- to senior-level technical women with skills to thrive in our workplace. This six-month program happens once a year and includes classroom-style learning, one-on-one coaching, and group roundtables. Members of our management team actively participate in the forum.

Employee Resource Groups

We support employee-led employee resource groups (ERGs), which foster a diverse and inclusive workplace. We currently have six ERGs: Hue (employees of color), Black@DoorDash, Latinx@DoorDash, Women@DoorDash, Pride@DoorDash (LGBTQIA+), and Parents@DoorDash, all of which are open to people of all backgrounds.

SMASH

We partner with the non-profit, SMASH, to host underrepresented college and college-bound students in STEM (science, technology, engineering, and mathematics) during the summer. The students work closely with our engineering and product teams to develop and present solutions to various product design challenges.

Our Social Impact Initiatives

Project DASH

In 2018, we launched Project DASH, through which we partner with nonprofits, governments, and social enterprises nationwide, building their capacity to serve their constituents through last-mile delivery. Examples include food rescue from restaurants and offices to soup kitchens, prepared meals from schools and senior centers to households, and grocery boxes from food banks and food pantries to families facing food insecurity. Since inception, we have powered nearly 300,000 deliveries of food from schools, food banks, food pantries, restaurants, and senior centers in partnership with nonprofits and government agencies to ensure safe and reliable access to food for those in need.

Partnership with Feeding America

We are also in our third consecutive year of partnership with Feeding America and have donated the equivalent of over eight and a half million meals to the Feeding America network of food banks.91

Kitchens Without Borders

In 2019, we launched Kitchens Without Borders, a social impact initiative to support immigrant and refugee restaurant owners we partner with at DoorDash. Participating restaurants receive DoorDash-funded marketing support, promotions, and visibility to boost consumer discovery and selection, as well as resources such as free small business advising through partnerships with other organizations. In 2020, we have expanded this model to our Black-Owned Businesses initiative. Our Caviar brand also features Women-Powered and Black-Owned restaurant collections, which receive prominent visibility on the platform.

[91]	Calculated based on Feeding America’s estimate that each dollar donated helps secure and distribute at least ten meals to people facing hunger.

Our Response to COVID-19

The COVID-19 pandemic has challenged all of our constituents. Even as demand for food delivery and take-out have increased, a combined health and economic crisis shuttered our restaurant partners’ dining rooms, posed risks to Dashers’ ability to keep themselves healthy and safe while making their deliveries, and taxed the livelihoods of many of our consumers.

We viewed the pandemic as a situation that required rapid and bold action to support our communities and help our constituents on the path to recovery. The pandemic has demonstrated how vital we are to the communities in which we operate. Prior to the pandemic, we played a significant role in connecting merchants to new consumers and driving incremental sales, providing selection, experience, and value to consumers, and offering economic opportunity to those looking for income. With the pandemic, our platform has become a lifeline for merchants whose only revenue options are take-out and delivery, for consumers sheltering in place, particularly vulnerable populations whose health depends on isolating, and for many of the millions of newly unemployed in need of earnings opportunities.

We have mobilized quickly to help our community. Doing so did not require any change in strategy—it was a natural extension of our founding mission to grow and empower local economies. Some of our most immediate actions, like defaulting to contactless delivery and providing Dashers with over a million masks, gloves, and bottles of hand sanitizer, were uniquely in response to the pandemic. But some of our most impactful steps have been merely accelerations of our longstanding strategy: working even more closely with our merchants to provide them with choice and flexibility through new and expanded offerings to help them grow their own e-commerce brands; and accelerating the launch of our convenience category to deliver essential household supplies from more than 9,000 stores and pharmacies across the country to date.

Supporting Merchants

As restaurants were forced to close their dining rooms, we rolled out a series of relief and support initiatives to help our merchants and the restaurant industry. In March 2020, we offered 0% commission on Pickup and waived commissions for the first 30 days for new independent restaurants joining the platform. In early April, we led the industry in reducing commissions by 50% on both DoorDash and Caviar for our local restaurant partners with five or fewer locations, benefiting approximately 180,000 local restaurants in the United States, Canada, and Australia.

We also provided sales and marketing solutions for merchants, including marketing programs to help restaurants grow their sales. This involved including restaurants in DashPass at no cost and helping to drive traffic to local restaurants through our Local Restaurant Saturday free delivery promotion. We also provided marketing credits to help restaurants gain greater visibility on our platform, and used our marketing investments to support the restaurant industry through a national advertising campaign, #OpenForDelivery.

As the world began to reopen in May, we shifted our focus from merchant relief to supporting the growth of merchants as they navigated the recovery phase. We are providing them with greater choice and flexibility through our Main Street Strong program, which we launched in May 2020. This initiative includes products, programs, and policies focused on helping merchants grow their businesses and better own the consumer experience by building their own digital ordering solutions, including the launch of DoorDash Storefront. Through these online stores, consumers can order take-out or delivery directly from restaurants, with deliveries fulfilled by Dashers. We also expanded the DoorDash Weblinks program, a service in which merchants opt to have DoorDash manage their digital ordering experience by redirecting their consumers to DoorDash, enabling the merchant to establish the main touchpoint with their consumers.

Pictured: Luis Escoto

"After COVID hit, DoorDash helped us get our delivery operations up and running to ensure that we could continue to serve our guests and provide the food they know and love as we navigated uncharted territory."

BEN KOPELMAN
HEAD OF BUSINESS DEVELOPMENT

DIG
NEW YORK, BOSTON, PHILADELPHIA

Supporting Dashers

The safety of our community, especially Dashers, has been our priority throughout the COVID-19 pandemic. To support Dashers in their work, we have provided free personal safety equipment such as gloves, hand sanitizer, wipes, and masks, and implemented no-contact delivery as the default delivery option to minimize contact between Dashers and consumers. We are also providing two weeks of financial assistance to eligible Dashers who contracted COVID-19 and have launched subsidized access to telemedicine through Doctor on Demand so Dashers can complete online risk assessments and receive online virtual urgent care visits and mental health care visits for as little as $4. In addition, we partnered with the Attorney General of Pennsylvania on a landmark public-private collaboration to expand support for Dashers to include financial assistance to many Dashers who have primary childcare responsibilities for children whose schools or daycares closed due to the COVID-19 pandemic.

We worked hard to support Dashers so they could continue to work and to earn through the COVID-19 pandemic. Earnings for Dashers increased significantly per hour compared to the same period last year.

Supporting our Community

The pandemic has created an unprecedented need for last-mile delivery services to vulnerable populations, including seniors, the immunocompromised, and low-income families. We expanded Project DASH to provide vital support to the communities in which we operate. From March through September 2020, we powered over 270,000 deliveries of food from schools, food banks, food pantries, restaurants, and senior centers in partnership with nonprofits and government agencies to ensure safe and reliable access to food for those in need. Local partners include Portland Public Schools and World Central Kitchen. We have also established a national partnership with United Way Worldwide to expand their Ride United program to include delivery support for social service agencies in cities across the United States and Canada.

During the COVID-19 pandemic, we also introduced new social impact programs to support vulnerable communities. We launched our nonprofit discount program on bulk gift card purchases by nonprofit organizations to enable them to provide DoorDash credit to food-insecure and other community members.

To thank those caring for others on the front lines of the pandemic, we created a hospital partnerships program offering free DashPass to over 700,000 healthcare workers nationwide.

The COVID-19 pandemic has made our mission more important than ever, and we are striving to help communities meet their challenges and become stronger.

Main Street Strong Pledge

In November 2020, as part of our Main Street Strong program, we announced a pledge of $200 million to support merchants, Dashers, and local communities. We may use a portion of the net proceeds we receive from this offering to fund this pledge. The funds from this pledge will be dedicated to our Main Street Strong initiatives, including investments, programs, products, services, support, and benefits to (i) enable Dashers to achieve greater financial empowerment and meet their professional goals, (ii) empower local merchants and enable greater equality of access in local economies, and (iii) support and strengthen the communities in which we operate.

Employees

As of September 30, 2020, we had 3,279 employees worldwide. We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are strong.

COMPETITION

The markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. We compete for our constituents on the following criteria:

•

Merchants. We compete for merchants based on our ability to generate consumer demand and the quality of our business enablement and demand fulfillment services. We believe that we are positioned favorably based on the scale of our consumer base, the breadth of our demand fulfillment capabilities, and our broad array of services that enable merchants to solve mission-critical challenges.

•

Consumers. We compete for consumers based on a number of factors. We believe that we are positioned favorably because we provide consumers with convenient access to our unmatched combination of merchant selection, experience, and value.

•

Dashers. We compete to attract and retain Dashers based on a number of factors including flexibility and earnings potential. We believe that we are positioned favorably based on the density of our network, the improving efficiency of our platform, and the opportunities we provide Dashers to earn.

Local food delivery logistics, the largest category of our business today, is fragmented and intensely competitive. In the United States, we compete with other local food delivery logistics platforms including Uber Eats, Grubhub, and Postmates, chain merchants that have their own online ordering platforms, pizza companies, such as Domino’s, other merchants which own and operate their own delivery fleets, grocers and grocery delivery services, and companies that provide point of sale solutions and merchant delivery services. As we continue to expand our presence internationally, we will also face competition from local incumbents in these markets. In addition, we compete with traditional offline ordering channels, such as take-out offerings, telephone, and paper menus that merchants distribute to consumers as well as advertising that merchants place in local publications to attract consumers. With Drive, and as we expand into other industry verticals beyond food, we expect to compete with large Internet companies with substantial resources, users and brand power, such as Amazon and Google.

We believe we compete favorably for merchants, consumers, and Dashers. We have become the largest and fastest growing business in the U.S. local food delivery logistics category, with 50% U.S. category share and 58% category share in suburban markets.92 Our innovation, brand, and focused execution have allowed us to quickly extend our network and our geographic reach and we plan to continue our efforts to expand within our existing markets and enter new markets and geographies in the future. For additional information about the risks to our business related to competition, see the section titled “Risk Factors—Risks Related to Our Business and Operations—We face intense competition and if we are unable to compete effectively, our business, financial condition, and results of operations would be adversely affected.”

FACILITIES

Our corporate headquarters is located in San Francisco, California, pursuant to an operating lease that expires in 2032. We lease or license additional offices in the United States and Canada, including in

[92]	Edison Trends; see the section titled “Industry, Market, and Other Data.”

Atlanta, Boston, Calgary, Chicago, Denver, Los Angeles, Miami, Montreal, Mountain View, New York, Oakland, Philadelphia, Phoenix, Seattle, St. Louis, Tempe, Toronto, Vancouver, and Washington, D.C. We believe that these facilities are generally suitable to meet our needs.

OUR DEVELOPMENT AND TECHNOLOGY INFRASTRUCTURE

We have a research and development culture that rapidly and consistently delivers high-quality enhancements to the performance, functionality, and usability of our platform. We have assembled a team of 617 highly skilled engineers, designers, and computer scientists whose expertise spans a broad range of technical areas, as of September 30, 2020. We organize our team with a full-stack development model, integrating product management, engineering, analytics, data science, and design. We focus on convenience, accuracy, affordability, reliability, and efficiency when developing our software. Our offerings are mobile-first and operating system-agnostic. We frequently update our software products and have a regular software release schedule.

INTELLECTUAL PROPERTY

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.

We have invested in a patent program to identify and protect a substantial portion of our strategic intellectual property in logistics, selection optimization, and other technologies relevant to our business. As of September 30, 2020, we had 21 issued U.S. patents, 41 U.S. patent applications pending, and eight patent applications pending in a foreign jurisdiction. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate and cost-effective. As of September 30, 2020, we held 22 registered trademarks in the United States and 36 registered trademarks in foreign jurisdictions. We also have common law rights in some trademarks and numerous pending trademark applications in the United States and foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.doordash.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the sections titled “Risk Factors—Risks Related to Our Intellectual Property—Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation” and “Risk Factors—Risks Related to Our Intellectual Property—Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.”

DATA PRIVACY AND SECURITY

We prioritize the trust of merchants, consumers, Dashers, and employees, and place an emphasis on data privacy and security. Our security program is designed and implemented, throughout our company and our platform, in an effort to address the security and compliance requirements of data related to merchants, consumers, Dashers, and employees.

We have a dedicated team of professionals that focus on application, network, and system security, as well as security compliance, education, and incident response. We maintain a documented vulnerability management program that includes periodic scans designed to identify security vulnerabilities on servers, workstations, network equipment and applications, and subsequent remediation of vulnerabilities. We also conduct regular internal and external penetration tests and remediate according to severity for any results found.

We encrypt merchant, consumer, and Dasher data in transit using secure transport layer security cryptographic protocols and encrypt data at rest as well. We use multi-factor authentication and other security controls in order to control access to our resources containing personal data or other confidential information.

We design our platform, offerings, and policies to facilitate compliance with evolving privacy and data security laws and regulations. We post on our website our privacy policies, and we maintain certain other policies and practices relating to data security and concerning our processing, use, and disclosure of personal information. We collect and use aggregated end-user information to develop, provide, and improve our platform and offerings. We have also developed a process for responding to law enforcement requests and generally require a subpoena or court order prior to providing personal information requested in connection with a criminal investigation.

Our publication of our privacy policy and other statements regarding privacy and security may subject us to investigation or enforcement actions by state and federal regulators if they are found to be deficient, lacking transparency, deceptive, or misrepresentative of our practices. We also may be bound from time to time by contractual obligations. The privacy and data security laws and regulations to which we are subject, as well as their interpretation, are evolving and we expect them to continue to change over time. For example, the CCPA, which went into effect on January 1, 2020, among other things, requires covered companies to provide new disclosures to California consumers, and affords such consumers new abilities to opt out of certain sales of personal information. Other privacy and data security laws and regulations laws and regulations to which we may be subject include the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Law, Australia’s Privacy Act, the TCPA, and Section 5(c) of the Federal Trade Commission Act. More generally, the various privacy and data security legal obligations that apply to us may evolve in a manner that relates to our practices or the features of our mobile application or website. We may need to take additional measures to comply with the new and evolving legal obligations and to maintain and improve our information security posture in an effort to avoid information security incidents or breaches affecting personal information or other sensitive or proprietary data.

See the section titled “Risk Factors,” including the sections titled “Risk Factors—Risks Related to Our Business and Operations—We have been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived security or privacy breach could interrupt our operations, harm our brand, and adversely affect our reputation, brand, business, financial condition, and results of operations,” “Risk Factors—Risks Related to Our Legal and Regulatory Environment—Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect our business,” and “Risk Factors—Risks Related to Our Legal and Regulatory Environment—We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

LEGAL PROCEEDINGS

Independent Contractor Classification Matters

We, including Caviar and our other subsidiaries, are subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of third-party delivery providers on our platform and on the Caviar platform as independent contractors, and claims that, by the alleged misclassification, we have violated various labor and other laws that would apply to delivery employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters.

We are currently involved in a number of putative class actions, representative actions, such as those brought under PAGA, and individual claims both in court as well as arbitration and other matters challenging the classification of third-party delivery providers on our platform and on the Caviar platform as independent contractors. These actions and claims include the following:

•

On May 2, 2017, Daniel Marko filed an action in the Superior Court of California, County of Los Angeles, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the Unfair Competition Law, among other allegations, on behalf of a putative class of California Dashers who have provided services on our platform and as a representative action under PAGA. Our motion to compel arbitration was granted, and the case is stayed pending arbitration. This case is the subject of the Marciano settlement noted below;

•

On September 26, 2017, Darnell Austin filed a putative class action in the U.S. District Court, District of Massachusetts, alleging Dashers in Massachusetts were misclassified as independent contractors as opposed to employees. Our motion to compel arbitration was granted, and the case is stayed pending arbitration. This case is the subject of the Marciano settlement noted below;

•

On May 8, 2018, Manuel Magana filed an action in the Superior Court of California, County of San Francisco, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the Unfair Competition Law, among other allegations, on behalf of a putative class of California Dashers who have provided services on our platform. Our motion to compel arbitration was granted, and the case is stayed pending arbitration. This case is the subject of the Marciano settlement noted below;

•

On May 14, 2018, Joshua Woodle filed a putative class action in the Superior Court of California, County of Los Angeles, alleging that Caviar misclassified delivery providers as independent contractors as opposed to employees in violation of the California Labor Code. This case is the subject of the Caviar settlement noted below;

•

On July 5, 2018, Cynthia Marciano filed a representative action under PAGA in the Superior Court of California, County of San Francisco, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code.

Our motion to compel arbitration was granted, and the case is stayed pending arbitration. This case is the subject of the Marciano settlement noted below;

•

On July 6, 2018, Damone Brown filed a representative action under PAGA in the Superior Court of California, County of Los Angeles, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code. Our motion to compel arbitration of the PAGA claim was denied, and the case is stayed pending appeal of that decision;

•

On July 26, 2018, Dana Lowe filed a representative action under PAGA in the Superior Court of California, County of Los Angeles, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code. Our motion to compel arbitration of the PAGA claim was denied, and the case is stayed pending appeal of that decision. This case is the subject of the Marciano settlement noted below;

•

On August 24, 2018, Mervyn Cole filed a representative action under PAGA in the Superior Court of California, County of Los Angeles, alleging that Caviar misclassified delivery providers as independent contractors as opposed to employees in violation of the California Labor Code. This case is the subject of the Caviar settlement noted below;

•

On January 17, 2019, Jared Roussel filed an action in the Superior Court of California, County of San Francisco, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the Unfair Competition Law, among other allegations, on behalf of a putative class of California Dashers who have provided services on our platform. Our motion to compel arbitration was granted, and the case is stayed pending arbitration. This case is the subject of the Marciano settlement noted below;

•

On March 22, 2019, Noah Goldman-Hull filed an action in the U.S. District Court, Northern District of California, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the Unfair Competition Law, among other allegations, on behalf of a putative class of California Dashers who have provided services on our platform and as a representative action under PAGA. Our motion to compel arbitration was granted, and the case is stayed pending arbitration;

•

On April 19, 2019, Brandon Campbell filed a representative action under PAGA in the Superior Court of California, County of Los Angeles, alleging that we use consumer tips to meet Dasher’s minimum pay guarantee in violation of the California Labor Code. Our motion to compel arbitration of the PAGA claim was denied, and the case is stayed pending appeal of that decision;

•

On April 23, 2019, Suhail Farran filed a representative action under PAGA in the Superior Court of California, County of Los Angeles, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code. Our motion to compel arbitration of the PAGA was denied, and the case is stayed pending appeal of that decision. This case is the subject of the Marciano settlement noted below;

•

On August 23, 2019, Jacob McGrath filed a Fair Labor Standards Act, or FLSA, collective action in the U.S. District Court, Northern District of California, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code, the California Unfair Competition Law, and the FLSA. Our motion to compel arbitration was granted as to all but four claimants;

•

On January 29, 2020, Clifford Linn filed an action in the U.S. District Court, Northern District of California, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law on behalf of Dashers in California, and in violation of the FLSA on behalf of Dashers in California, Massachusetts, and Illinois. This case has been stayed pending final settlement;

•

On May 6, 2020, Regina Corbin filed an action in the Superior Court of California, County of San Francisco, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations, on behalf of a putative class of California Dashers who have provided services on our platform. Our motion to compel arbitration was granted, and the case is stayed pending arbitration;

•

On June 16, 2020, the San Francisco District Attorney filed an action in the Superior Court of California, County of San Francisco, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations. This action is seeking restitutionary damages and a permanent injunction that would bar us from continuing to classify Dashers as independent contractors. On August 12, 2020, the San Francisco District Attorney filed a motion for preliminary injunction that would bar us from continuing to classify Dashers in California as independent contractors during the pendency of this case. The preliminary injunction hearing is scheduled for February 3, 2021; and

•

On July 20, 2020, Kevin Saunders filed an action in the Superior Court of California, County of San Francisco, alleging that we misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law on behalf of Dashers in California. On August 18, 2020, we removed the case to U.S. District Court, Northern District of California. On September 17, 2020, Saunders filed a motion to remand the case back to Superior Court of California, County of San Francisco.

In December 2019, we filed an agreement to pay $40 million with the representatives of Dashers that had filed certain actions in California and Massachusetts in settlement of claims under PAGA and class action claims alleging worker misclassification of Dashers, or the Marciano settlement. These actions were filed by and on behalf of Massachusetts Dashers that utilized the DoorDash platform since September 2014 and California Dashers that utilized the DoorDash platform since August 2016. The settlement was filed with the Superior Court of California, County of San Francisco on November 21, 2019. On April 24, 2020, the court issued a tentative ruling raising certain issues with the filed settlement agreement and requesting supplemental briefing from the parties. On June 8, 2020, the parties submitted supplemental briefing and an amended settlement agreement to the court. The amended settlement agreement increased the total amount to be paid by the company from $40 million to $41 million. On June 19, 2020, the court issued a tentative ruling raising certain issues with the filed amended settlement agreement and requesting supplemental briefing from the parties. On July 24, 2020, the parties submitted supplemental briefing and an amended settlement agreement to the court. On August 31, 2020, the court issued a tentative ruling denying plaintiff’s motion for preliminary approval of the amended settlement without prejudice and inviting the parties to file supplemental briefing addressing the concerns raised by the court. On October 30, 2020, we entered into an amended settlement agreement to increase the total amount to be paid by the company from $41 million to $89 million. On November 4, 2020, the parties submitted supplemental briefing and the amended settlement agreement to the court. If the amended settlement ultimately receives final approval from the court, we expect that this would resolve claims under PAGA and claims alleging worker misclassification for Dashers in California for the period of August 30, 2016 through December 31, 2020 and claims alleging worker misclassification for Dashers in Massachusetts for the period of September 26, 2014 through December 31, 2020. Although the settlement only involves claimants in certain actions, any final settlement would be on a class basis and would encompass claims by all Dashers in California and Massachusetts for the period noted in the previous sentence. Dashers that are members of the class purported to be covered by the settlement could elect to opt out of such settlement, and therefore could bring claims against us separately.

In December 2019, we entered into an agreement to pay $3 million with the representatives of Caviar delivery providers that had filed certain actions in California in settlement of claims under PAGA and class action claims alleging worker misclassification of the Caviar delivery providers, or the Caviar settlement. These actions were filed by and on behalf of California Caviar delivery providers that utilized the Caviar platform since May 14, 2017. On July 8, 2020, the court granted preliminary approval of the settlement. On November 4, 2020, the court granted final approval of the settlement. This settlement resolves claims under PAGA and claims alleging worker misclassification for Caviar delivery providers in California for the period of May 14, 2017 through February 29, 2020.

More than 35,000 Dashers and Caviar delivery providers who have entered into arbitration agreements with us have filed or expressed an intention to file arbitration demands against us that assert worker misclassification claims. As of August 17, 2020, we have reached agreements that would resolve the worker misclassification claims of a large majority of these individuals. Under these agreements, certain Dashers and Caviar delivery providers are eligible for settlement payments, subject to a threshold number of the covered individuals entering into individual settlement agreements. We anticipate that the aggregate amount of payments to Dashers and Caviar delivery providers under these individual settlement agreements, including attorneys’ fees, will be approximately $85 million. We do not admit any allegations of wrongdoing as part of the resolution of these matters.

Various other Dashers and Caviar delivery providers have challenged or threatened to challenge, and may challenge in the future, their classification on the DoorDash platform and on the Caviar platform, respectively, as an independent contractor under federal and state law, seeking monetary, injunctive, or other relief. We are currently involved in an action brought by the San Francisco District Attorney and in a number of such actions filed by individual Dashers and Caviar delivery providers, with many additional claims threatened, including those brought in, or compelled pursuant to our Independent Contractor Agreement to, individual arbitration. This action brought by the San Francisco District Attorney is seeking both restitutionary damages and a permanent injunction that would bar us from continuing to classify Dashers as independent contractors. The San Francisco District Attorney is also seeking a preliminary injunction that would bar us from continuing to classify Dashers in California as independent contractors during the pendency of this case. We believe we have meritorious defenses and intend to dispute the allegations of wrongdoing and defend ourselves vigorously in these matters. Litigation and arbitration of these matters can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

We have been proactively working with state and local governments and regulatory bodies to ensure that our platform can continue to operate in the United States, Canada, and Australia. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to our industry and related technologies. For example, the California Legislature passed AB 5, which was signed into law on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. We, along with certain other companies, supported a campaign for the 2020 California ballot initiative to address AB 5 and preserve flexibility for Dashers. As of December 3, 2020, unofficial election results indicate that this initiative is likely to pass. In addition, several other states where we operate may be considering adopting legislation similar to the 2020 California ballot initiative, which we would expect to increase our costs related to Dashers in such jurisdictions and could also adversely impact our results of operations. Even with the passage of the 2020 California ballot initiative and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. Additionally, an increasing number of jurisdictions are considering implementing standards similar to AB 5 to determine worker classification.

Other Actions

We, including Caviar and our other subsidiaries, are currently involved in a number of other actions, including class action lawsuits and actions brought by government authorities, alleging violations of consumer protection laws, data protection laws, and other laws. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters. These actions include the following:

•

On February 8, 2019, Jamie Webb filed a putative class action in the U.S. District Court, Northern District of Georgia, alleging breach of contract, negligent misrepresentation, fraudulent inducement, unjust enrichment, and violation of the Georgia Fair Business Practices Act with respect to our Dasher pay model on behalf of all Dashers who allegedly did not receive the total amount of tips paid by a consumer who specifically designated that amount as a gratuity for the Dasher. Our motion to compel arbitration was granted, and the case is stayed pending arbitration;

•

On July 29, 2019, Alan Arkin filed a putative class action in the U.S. District Court, Eastern District of New York, alleging violation of the New York General Business Law, Section 349, and other states’ consumer protection statutes, common law fraud, and unjust enrichment with respect to our Dasher pay model on behalf of all consumers who used DoorDash and paid a tip through the DoorDash application during the statutory period. Our motion to compel arbitration was granted, and the case is stayed pending arbitration;

•

On August 21, 2019, Rachel Kember filed a putative class action in Utah State Court, Third Judicial District, County of Salt Lake, alleging violation of the Utah Consumer Sales Practices Act, fraud, and unjust enrichment on behalf of all Utah consumers who used DoorDash and paid a tip through the DoorDash application during the statutory period. The parties stipulated to arbitration, and the case is stayed pending the arbitration;

•

On September 25, 2019, Jennifer Peter filed a putative class action in the U.S. District Court, Northern District of California, alleging unfair business practices under California, Illinois, and Missouri law with respect to our Dasher pay model in effect from approximately September 2017 through September 2019 on behalf of all consumers who used DoorDash and paid a tip through the DoorDash application during the statutory period. Our motion to compel arbitration was granted, and the case is stayed pending arbitration;

•

On October 11, 2019, Robin Randall filed a putative class action in the Court of Queen’s Bench of Alberta, alleging violations of common and statutory laws of Alberta and other Canadian provinces with respect to a publicly reported data breach incident on behalf of a nationwide class of consumers and Dashers whose data was exfiltrated as part of such incident;

•

On January 21, 2020, Tiffin Cherry Hill LLC filed a putative class action in the U.S. District Court, Northern District of California, alleging breach of contract, conversion, and unfair business practices in violation of the California Unfair Competition Law with respect to delivery service agreements in place with Caviar, on behalf of merchants with such agreements;

•

On August 21, 2020, GreatGigz Solutions, LLC, or GreatGigz, filed an action in the U.S. District Court, Western District of Texas, alleging patent infringement with respect to the DoorDash website and application. GreatGigz is seeking damages, costs, attorneys’ fees, expenses, and interest, in unspecified amounts; and

•

On September 24, 2020, Lona’s Lil Eats, LLC filed a putative class action in the U.S. District Court, Northern District of California, alleging false advertising under federal and state laws and unfair competition under California law, on behalf of restaurants that do not have agreements with DoorDash, but appear on the DoorDash website and application.

•

On November 19, 2019, the District of Columbia filed an action in the Superior Court of the District of Columbia, alleging violations of the District of Columbia’s Consumer Protection Procedures Act with respect to our Dasher pay model that was in effect from approximately September 2017 through September 2019. On November 24, 2020, the parties filed a joint motion for entry of consent order and judgment to resolve the litigation, which the court granted on November 30, 2020. As set forth in the consent order, we agreed to maintain a Dasher pay model that ensures the entirety of consumer tips are distributed to the Dasher and the consumer’s tip has no effect on the amount paid by DoorDash to the Dasher, and to pay a total settlement amount of $2.5 million, including $1.5 million to Dashers, $250,000 to charities, and $750,000 to the District of Columbia. In addition, we agreed to make certain updates to our disclosures regarding our pay model to both consumers and Dashers. As further set out in the consent order, we deny all of the District of Columbia’s allegations, including that we violated the Consumer Protections Procedures Act.

In addition, we have received, and may continue to receive, threatened arbitration demands from consumers related to representations regarding tips paid to Dashers.

Regulatory and Administrative Investigations, Audits, and Inquiries

We, including Caviar and our other subsidiaries, have in the past been, are currently, and may in the future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by federal, state, or local governmental agencies concerning our business practices, the classification and compensation of Dashers and Caviar delivery providers, our Dasher pay model, data security, tax issues, unemployment insurance, workers’ compensation insurance, and other matters. Results of investigations, audits, and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition, and results of operations, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of the outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters, and the diversion of management resources and other factors.

Personal Injury Matters

Various parties have from time to time claimed, and may claim in the future, that we, including Caviar and our other subsidiaries, are liable for damages related to accidents or other incidents involving Dashers who have been active on the DoorDash platform or delivery providers who have been active on the Caviar platform. We are currently named as a defendant in a number of matters related to accidents or other incidents involving Dashers that utilize the DoorDash platform, delivery providers on the Caviar platform, and third parties. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing, and intend to defend ourselves vigorously. There is no pending or threatened legal proceeding that has arisen from these accidents or incidents that individually, in our opinion, is likely to have a material impact on our business, financial condition, or results of operations; however, results of litigation and claims are inherently unpredictable and legal proceedings related to such accidents or incidents, in the aggregate, could have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

See the sections titled “Risk Factors,” including the sections titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment—If Dashers are reclassified as employees under federal or state law, our business, financial condition, and results of operations would be adversely affected,” “Risk Factors—Risks Related to Our Business and Operations—We face certain risks associated with our pay model for Dashers,” “Risk Factors—Risks Related to Our Dependence on Third Parties—We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations,” and “Risk Factors—Risks Related to Our Legal and Regulatory Environment—We are subject to claims, lawsuits, investigations, and various proceedings, and face potential liability, expenses for legal claims, and harm to our business based on the nature of our business,” for additional information about the legal proceedings we may be subject to and the risks to our business associated with such legal proceedings.

GOVERNMENT REGULATION

We are subject to a wide variety of laws and regulations in the United States and other jurisdictions. These laws, regulations, and standards govern issues such as worker classification, labor and employment, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, environmental protection, personal injury, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks. The sale and delivery of goods through our platform is also subject to laws, regulations, and standards that govern food safety, alcohol, tobacco, cannabidiol, pharmaceuticals and controlled substances, hazardous substances, and the interstate and intrastate transport of goods. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

Other proposed changes to laws and regulations related to our industry include a proposed rule under consideration by the New York State Liquor Authority that would limit fees that can be charged by food delivery facilitation services and proposed legislation in California and other states that would require third-party grocery services to maintain minimum liability insurance.

See the sections titled “Risk Factors,” including the sections titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment—If Dashers are reclassified as employees under federal or state law, our business, financial condition, and results of operations would be adversely affected,” “Risk Factors—Risks Related to Our Legal and Regulatory Environment—Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing, and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations,” and “Risk Factors—Risks Related to Our Dependence on Third Parties—We rely on a third-party payment processor to process payments made by consumers and payments made to merchants and Dashers, and if we cannot manage our relationship with such third party and other payment-related risks, our business, financial condition, and results of operations could be adversely affected,” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 30, 2020:

Name	Age	Position(s)
Executive Officers:
Tony Xu	36	Chief Executive Officer and Director
Prabir Adarkar	43	Chief Financial Officer
Christopher Payne	52	Chief Operating Officer
Keith Yandell	41	Chief Business and Legal Officer and Secretary

Non-Executive Officer Directors:
Shona Brown	54	Director
L. John Doerr	69	Director
Andy Fang	28	Head of Consumer Engineering and Director
Jeffrey Housenbold	51	Director
Jeremy Kranz	45	Director
Alfred Lin	47	Director
Stanley Meresman	73	Director
Maria Renz	52	Director
Stanley Tang	27	Head of DoorDash Labs and Director

(1)	Member of our audit committee
(2)	Member of our leadership development, inclusion, and compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Tony Xu. Tony Xu is one of our co-founders and has served as our Chief Executive Officer and as one of our directors since May 2013. Mr. Xu holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business.

Mr. Xu was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as a co-founder.

Prabir Adarkar. Prabir Adarkar has served as our Chief Financial Officer since August 2018. Prior to joining us, Mr. Adarkar served as Vice President of Finance (Head of Strategic Finance) at Uber Technologies, Inc., a transportation network company, from September 2015 to August 2018. From July 2008 to September 2015, he was with The Goldman Sachs Group, Inc., an investment bank, where he served most recently as Vice President, Technology, Media & Telecommunications Investment Banking. Mr. Adarkar holds a B.E. in Electronics Engineering from the University of Mumbai, an M.S. in Electrical Engineering from Columbia University, and an M.B.A. from New York University.

Christopher Payne. Christopher Payne has served as our Chief Operating Officer since January 2016. Prior to joining us, Mr. Payne served as Chief Executive Officer of Tinder, Inc., a social search mobile application, from March 2015 to August 2015. From January 2009 to December 2014, he was with eBay Inc., an online marketplace and payments company, where he served as Senior Vice President, North America from September 2010 to December 2014 and Vice President Buyer Experience from January 2009 to September 2010. Mr. Payne served as the founder and Chief Executive Officer of Positronic, Inc., a machine learning company, from July 2007 until December 2008, when it was sold to eBay Inc. Mr. Payne currently serves on the board of directors of Gogo Inc., an aero communications service provider. Mr. Payne holds a B.A. in U.S. History from Dartmouth College.

Keith Yandell. Keith Yandell joined us in April 2016 as our General Counsel and has served as our Chief Business and Legal Officer since October 2018. Prior to joining us, Mr. Yandell was with Uber Technologies, Inc., where he served as Director of Litigation from January 2016 to April 2016 and as Senior Counsel, Litigation from February 2015 to December 2015. From July 2010 to January 2015, Mr. Yandell was an attorney and partner with the law firm of Allen Matkins Leck Gamble Mallory & Natsis LLP. Mr. Yandell holds a B.A. in Political Science and American Studies from the University of California, Davis and a J.D. from the University of California, Los Angeles.

Non-Executive Officer Directors

Shona Brown. Shona Brown has served as one of our directors since August 2019. From January 2013 until November 2015, she served as a senior advisor to Google Inc., an Internet search and technology company. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google Inc.’s charitable organization. From 2003 to 2011, Dr. Brown served as Vice President and later as Senior Vice President, Business Operations of Google Inc. Since November 2015, Dr. Brown has served on the board of directors of Atlassian Corporation Plc, an enterprise software company, and currently serves as its Chairperson. She has also served since March 2009 as a director of PepsiCo, Inc., a food and beverage company, and serves on the board of directors of several private companies and non-profit organizations. Dr. Brown holds a B.Eng. in Computer Systems Engineering from Carleton University, an M.A. in Economics and Philosophy from the University of Oxford, and a Ph.D. from Stanford University’s Department of Industrial Engineering and Engineering Management.

Dr. Brown was selected to serve on our board of directors because of her extensive experience as a director of public companies, her business and leadership experience, and her knowledge of the technology industry.

L. John Doerr. L. John Doerr has served as one of our directors since March 2015. Mr. Doerr has been a General Partner of Kleiner Perkins Caufield & Byers, or KPCB, a venture capital firm, since August 1980. He currently serves on the board of directors of Alphabet Inc., the parent holding company of Google, Inc., Amyris, Inc., a renewable products company, and Bloom Energy Corporation, a clean energy company, and previously served as a director of Zynga Inc. Mr. Doerr was previously a director of Amazon.com, Inc., an e-commerce company, from 1996 to 2010. He holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering and Computer Science from Rice University and an M.B.A. from Harvard Business School.

Mr. Doerr was selected to serve on our board of directors because of his significant public company experience as a board member, his global business and leadership experience, and his experience in the venture capital industry.

Andy Fang. Andy Fang is one of our co-founders and has served as Head of Consumer Engineering since February 2019 and as one of our directors since May 2013. He previously served as our Chief Technology Officer from May 2013 to February 2019. Mr. Fang holds a B.S. in Computer Science from Stanford University.

Mr. Fang was selected to serve on our board of directors because of the perspective and experience he brings as a co-founder.

Jeffrey Housenbold. Jeffrey Housenbold has served as one of our directors since February 2018. Mr. Housenbold has been a Managing Partner at SoftBank Investment Advisers, a venture capital firm, since June 2017. From February 2016 to June 2017, he was an Entrepreneur-in-Residence at Sutter Hill Ventures, a venture capital fund. From January 2005 to February 2016, Mr. Housenbold served as President, Chief Executive Officer, and a director of Shutterfly, Inc., a manufacturer and digital retailer of personalized products and services. Mr. Housenbold currently serves on the board of directors of several private companies and is on the board of trustees of Carnegie Mellon University. He previously served as a director of Chegg, Inc., an education technology company, and Groupon, Inc., an e-commerce marketplace. Mr. Housenbold holds a B.S. in Economics and a B.S. in Business Administration from Carnegie Mellon University and an M.B.A. from Harvard Business School.

Mr. Housenbold was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Jeremy Kranz. Jeremy Kranz has served as one of our directors since February 2018. Mr. Kranz joined GIC Private Limited, a sovereign wealth fund, or GIC, in 2004 and currently serves as Senior Vice President and Co-Head, Technology Investment Group, the investment arm of GIC focused on investing in private and public technology companies globally. Mr. Kranz currently serves on the board of directors of multiple private companies and on advisory boards for multiple venture capital firms. Mr. Kranz also sits on the board of SG Innovate and runs Singapore’s Bridge Forum. Mr. Kranz holds a B.S.I.E. in Industrial Engineering, Engineering Economics, and Decision Sciences from the University of Wisconsin—Madison and an M.B.A. from the Kellogg School of Management at Northwestern University.

Mr. Kranz was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Alfred Lin. Alfred Lin has served as one of our directors since May 2014. Mr. Lin has been a Partner at Sequoia Capital Operations LLC, a venture capital firm, or Sequoia Capital, since October 2010. From June 1999 to December 2014, he served as Co-Founder and General Manager at Venture Frogs, LLC, a venture capital firm. Prior to this, from 1996 to 1998, Mr. Lin served as Vice President of Finance and Administration of LinkExchange, a banner advertising exchange acquired by Microsoft. From January 2005 to December 2010, Mr. Lin served as Chairman of the Board and Chief Operating Officer of Zappos.com, an online retailer acquired by Amazon.com, Inc. From January 2001 to June 2005, he served as Vice President of Finance and Business Development of Tellme Networks, a voice recognition services and platform company acquired by Microsoft. He currently serves as a director of several private companies. Mr. Lin holds a B.A. in Applied Mathematics from Harvard University and an M.S. in Statistics from Stanford University.

Mr. Lin was selected to serve on our board of directors because of his extensive experience in the venture capital industry, business and leadership experience, and his knowledge of technology companies.

Stanley Meresman. Stanley Meresman has served as one of our directors since December 2018. During the last ten years, he has served on the board of directors of various public and private companies, including service as chair of the audit committee for some of these companies. Mr. Meresman was with Technology Crossover Ventures, a private equity firm, and served as a Venture Partner from January 2004 to December 2004 and as General Partner and Chief Operating Officer from November 2001 to December 2003. From 1989 to 1997, Mr. Meresman served as the Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc., a computing manufacturer. He currently serves on the board of directors of Cloudflare, Inc., a web infrastructure and website security company, Guardant Health, Inc., a precision oncology company, Medallia, Inc., a customer experience management company, and Snap Inc., a technology and camera company. Mr. Meresman previously served as a member of the board of directors of LinkedIn Corporation, a professional social media networking company acquired by Microsoft Corporation, Meru Networks, Inc., a supplier of wireless local area networks acquired by Fortinet, Inc., Palo Alto Networks, Inc., a cybersecurity company, Riverbed Technology, Inc., an IT company acquired by Thoma Bravo, LLC, and Zynga Inc., a social gaming company. He holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business.

Mr. Meresman was selected to serve on our board of directors because of his extensive public company experience as a board member, financial expertise, and years of strategic and management experience in the technology industry.

Maria Renz. Maria Renz has served as one of our directors since September 2020. Ms. Renz joined Social Finance, Inc. (SoFi), an online personal finance company, in March 2020 and currently serves as Executive Vice President, Consumer Finance and Wealth Management. From October 1999 to February 2020, Ms. Renz served in a variety of leadership positions at Amazon.com, Inc., an e-commerce and technology company, and its subsidiaries, including most recently as Vice President, Delivery Experience from February 2017 to February 2020, as Vice President, Technical Advisor to the CEO from April 2015 to January 2017, and as Chief Executive Officer of Quidsi Inc., an e-commerce platform and subsidiary of Amazon.com, Inc., from March 2013 to March 2015. Ms. Renz holds a B.S. from Drexel University and an M.B.A. from Vanderbilt University.

Ms. Renz was selected to serve on our board of directors because of her extensive leadership experience, global business expertise, and her knowledge of technology companies.

Stanley Tang. Stanley Tang is one of our co-founders and has served as Head of DoorDash Labs since November 2017 and as one of our directors since May 2013. He previously served as our Chief Product Officer from May 2013 to November 2017. From June 2012 until September 2012, Mr. Tang served as a Software Engineer at Facebook, Inc., a social media and social networking company. He holds a B.S. in Computer Science from Stanford University.

Mr. Tang was selected to serve on our board of directors because of the perspective and experience he brings as a co-founder.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of ten directors. Pursuant to our current certificate of incorporation and voting agreement, our current directors were elected as follows:

•	Messrs. Xu, Fang, Kranz, and Tang were elected as the designees nominated by holders of our common stock;

•	Dr. Brown, Mr. Meresman, and Ms. Renz were elected as the designees nominated by holders of our common stock and redeemable convertible preferred stock;

•	Mr. Lin was elected as the designee nominated by holders of our Series A redeemable convertible preferred stock;

•	Mr. Doerr was elected as the designee nominated by holders of our Series B redeemable convertible preferred stock; and

•	Mr. Housenbold was elected as the designee nominated by holders of our Series D redeemable convertible preferred stock.

Our voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation, or removal.

Classified Board of Directors

We will adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Housenbold, Kranz, and Xu, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be Messrs. Doerr and Fang and Ms. Renz, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be Dr. Brown and Messrs. Lin, Meresman, and Tang, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment, and affiliations, our board of directors has determined that Dr. Brown, Messrs. Doerr, Housenbold, Kranz, Lin, and Meresman, and Ms. Renz, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee and a leadership development, inclusion, and compensation committee and will establish a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will consist of Messrs. Housenbold, Lin, and Meresman, with Mr. Meresman serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Each member of our audit committee will also meet the financial literacy and sophistication requirements of the listing standards of the New York Stock Exchange. In addition, our board of directors has determined that each of Messrs. Lin and Meresman is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and oversee the performance of the independent registered public accounting firm;

•

review and discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	review our financial statements and our critical accounting policies and estimates;

•	oversee and monitor the integrity of our financial statements, accounting and financial reporting processes, and internal controls;

•	oversee the design, implementation, and performance of our internal audit function;

•	oversee our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	oversee our policies on risk assessment and risk management;

•	oversee compliance with our code of business conduct and ethics;

•	review and approve related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Leadership Development, Inclusion, and Compensation Committee

Following the completion of this offering, our leadership development, inclusion, and compensation committee will consist of Dr. Brown, Messrs. Housenbold and Lin, and Ms. Renz, with Dr. Brown serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Each member of our leadership development, inclusion, and compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our leadership development, inclusion, and compensation committee will, among other things:

•

review, approve, and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers, including our chief executive officer, and certain key employees;

•	administer our equity compensation plans;

•	review, approve, and administer incentive compensation plans;

•	establish and review general policies and plans relating to compensation and benefits of our employees, and be responsible for our overall compensation philosophy;

•	review and make recommendations regarding non-employee director compensation to our full board of directors;

•	evaluate the performance, or assist in the evaluation of the performance, of our executive officers, including our chief executive officer; and

•	periodically review and discuss with our board of directors the corporate succession and development plans for executive officers and certain key employees.

Our leadership development, inclusion, and compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and corporate governance committee will consist of Dr. Brown and Mr. Doerr, with Mr. Doerr serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate, and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	oversee and review developments in our corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of the members of our leadership development, inclusion, and compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or leadership development, inclusion, and compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our leadership development, inclusion, and compensation committee or their affiliates.

Director Compensation

Our employee directors, Messrs. Fang, Tang, and Xu, have not received any compensation for their services as directors for the year ended December 31, 2019. The compensation received by Mr. Xu as an employee is set forth in the section titled “Executive Compensation—Summary Compensation Table.” The compensation received by each of Messrs. Fang and Tang as an employee is set forth in the footnotes to the table below.

The following table provides information regarding the compensation of our non-executive officer directors for service as directors for the year ended December 31, 2019:

Name	Stock Awards ($)(1)	Total ($)
Shona Brown	1,658,205	1,658,205
L. John Doerr	—	—
Andy Fang(2)	—	—
Jeffrey Housenbold	—	—
Jeremy Kranz	—	—
Alfred Lin	—	—
Stanley Meresman	—	—
Maria Renz(3)	—	—
Stanley Tang(4)	—	—

(1)

The amount reported represents the aggregate grant-date fair value of the RSUs awarded to the director in 2019, calculated in accordance with ASU No. 2016 09 “Compensation—Stock Compensation (Topic 718),” or ASC 718. These amounts do not reflect the actual economic value that may be realized by the director. The assumptions used in determining the grant date fair value of the RSUs reported in these columns are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Mr. Fang received an aggregate of $250,261 in compensation as an employee, comprised of (i) a salary of $250,000 and (ii) $261 in payments on behalf of Mr. Fang for basic life insurance and accidental death and dismemberment insurance.

(3)	Ms. Renz joined our board of directors in September 2020.
(4)

Mr. Tang received an aggregate of $191,104 in compensation as an employee, comprised of (i) a salary of $190,900 and (ii) $204 in payments on behalf of Mr. Tang for basic life insurance and accidental death and dismemberment insurance.

The following table lists all outstanding equity awards held by our non-executive officer directors as of December 31, 2019:

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price Per Share	Option Expiration Date	Number of Shares Underlying Unvested Stock Awards
Shona Brown	8/29/19	—		—	—	52,710	(1)(2)
L. John Doerr	—	—		—	—	—
Jeffrey Housenbold	—	—		—	—	—
Andy Fang	6/26/14	2,888,390	(3)	$0.20	6/25/24	—
	10/10/18	181,625	(4)	$7.16	10/9/28	—
	10/10/18	—		—	—	185,000	(1)(5)
Jeremy Kranz	—	—		—	—	—
Alfred Lin	—	—		—	—	—
Stanley Meresman	12/18/18	—		—	—	144,450	(1)(6)
Maria Renz	—	—		—	—	—
Stanley Tang	6/26/14	2,888,390	(3)	$0.20	6/25/24	—
	10/10/18	85,000	(4)	$7.16	10/9/28	—
	10/10/18	—		—	—	87,500	(1)(5)

(1)

As further described in the footnotes below, the RSUs granted pursuant to our 2014 Plan will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) a sale event for us or (ii) this offering. The expiration date is seven years from the Grant Date.

(2)

The service-based vesting condition was satisfied as to 1/48th of the total shares of our Class A common stock underlying the RSU on August 1, 2019, with 1/48th of the total shares of our Class A common stock vesting monthly thereafter, subject to Dr. Brown’s continued role as a service provider to us. In the event of Dr. Brown’s continued service through a sale event for us, 100% of the then-outstanding RSUs immediately will vest.

(3)	The shares of our Class A common stock underlying this option are fully vested and immediately exercisable.
(4)

The shares of our Class A common stock underlying this option vest, subject to such director’s continued role as a service provider to us, as to 1/4th of the total shares of our Class A common stock on October 1, 2019 with 1/48th of the total shares of our Class A common stock vesting monthly thereafter.

(5)

The service-based vesting condition was satisfied as to 1/4th of the total shares of our Class A common stock underlying the RSU on November 20, 2019, with 6.25% of the total shares of our Class A common stock vesting quarterly thereafter, subject to such director’s continued role as a service provider to us.

(6)

The service-based vesting condition was satisfied as to 1/48th of the shares of our Class A common stock underlying the RSU on January 1, 2019, with 1/48th of the total shares of our Class A common stock vesting monthly thereafter, subject to Mr. Meresman’s continued role as a service provider to us. In the event of Mr. Meresman’s continued service through a sale event for us, 100% of the then-outstanding RSUs immediately will vest.

We entered into an offer letter with Dr. Brown in connection with her appointment to our board of directors. The offer letter provides that Dr. Brown will be reimbursed for reasonable expenses incurred in connection with her service on our board of directors. In addition, the offer letter provides for the grant of 52,710 RSUs, which we granted to Dr. Brown in August 2019, as more fully described in the preceding table.

On May 10, 2020, Dr. Brown received an award of RSUs covering 67,290 shares of our Class A common stock under our 2014 Plan. The RSUs will vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. The service-based requirement shall be satisfied in equal monthly installments with respect to 1/48th of the total number of shares of our Class A common stock underlying the RSUs following May 1, 2020, subject to Dr. Brown’s continued service through each vesting date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. The liquidity event requirement will be satisfied, subject to the individual providing continuous service on the date the liquidity event occurs, upon the completion of an

IPO or sale event (as such terms are defined in the applicable award agreement) within seven years of the grant date. In the event of a change in control (as defined in the applicable award agreement) prior to the date Dr. Brown’s service terminates, the service-based requirement shall be satisfied in full.

On May 10, 2020, we granted awards of RSUs covering shares of our Class A common stock under our 2014 Plan to certain of our employee directors as follows: Mr. Fang received an award of 26,355 RSUs and Mr. Tang received an award of 13,175 RSUs. The RSUs are scheduled to vest as follows: the RSUs will vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. The service-based requirement will be satisfied as to 1/4th of the total number of shares of our Class A common stock underlying the RSUs on the first company vesting date on or after February 20, 2021, and as to an additional 1/16th of the total number of shares of our Class A common stock underlying the RSUs on each company vesting date thereafter, subject to the individual’s continued service through each vesting date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. The liquidity event requirement will be satisfied on the earlier to occur of an IPO or sale event (as such terms are defined in the applicable award agreements) within seven years of the grant date. The company vesting dates are February 20, May 20, August 20, and November 20.

We entered into an offer letter with Ms. Renz in connection with her appointment to our board of directors. The offer letter provides that Ms. Renz will be reimbursed for reasonable expenses incurred in connection with her service on our board of directors. In addition, the offer letter provides for the grant of 5,445 RSUs as well as an annual award of 3,860 RSUs.

Outside Director Compensation and Equity Ownership Policy

Prior to preparing for this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors or non-employee director stock ownership guidelines. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors.

In September 2020, our board of directors adopted, and our stockholders have since approved, a new Outside Director Compensation and Equity Ownership Policy, or the director compensation policy, for our non-employee directors that will be effective as of one business day immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. This director compensation policy was developed with input from our independent compensation consultant, Semler Brossy, regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under the director compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will reimburse our non-employee directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committee and other expenses.

Maximum Annual Compensation Limit

The director compensation policy includes a maximum annual limit of $750,000 of cash compensation and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year (increased to $1,000,000 in the non-employee director’s initial year of service as a non-employee director). For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their service as an employee, or for their service as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Equity Ownership

Additionally, each non-employee director is expected to comply with the minimum equity ownership guidelines as set forth in the director compensation policy. Our equity ownership guidelines provide that our non-employee directors must hold a number of shares of our common stock with a value equal to four times the annual cash retainer for service as a non-employee director. A non-employee director generally will have until the later of the fifth anniversary of the effective date of the policy or, if applicable, the date such non-employee director becomes a non-employee director to comply with the minimum stock ownership requirement. Our leadership development, inclusion, and compensation committee may waive, at its discretion, these guidelines for non-employee directors joining our board of directors from government, academia, or similar professions. Our leadership development, inclusion, and compensation committee may also temporarily suspend, at its discretion, the guidelines for one or more non-employee directors if compliance would create severe hardship or prevent such non-employee director from complying with a court order.

Cash Compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their service under the policy:

•	$60,000 per year for service as a board member;

•	$40,000 per year for service as chair of the board;

•	$15,000 per year for service as chair of the audit committee;

•	$10,000 per year for service as chair of the leadership development, inclusion, and compensation committee; and

•	$5,000 per year for service as chair of the nominating and corporate governance committee.

All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

Initial Award

Each person who first becomes a non-employee director after the date of the effectiveness of the registration statement of which this prospectus forms a part will receive, automatically on the twentieth day of the month that follows the date in which such person is appointed to the board of directors, an initial award of RSUs, or the Initial Award (and, the date the Initial Award is granted, the Grant Date). The Initial Award will cover a number of shares of our Class A common stock equal to (i) (x) $250,000 divided by (y) the average fair market value of a share of our Class A common stock for the market trading days that occur in the completed calendar month immediately prior to the calendar month in which the Grant Date occurs, rounded down to the nearest whole share, or the New Hire Award, plus, (ii) in the event that the date on which the non-employee director is appointed to our board of directors is not the date of an annual meeting of our stockholders, the Initial Award will cover an additional number of shares of our Class A common stock equal to (x) (A) $250,000 multiplied by (B) the fraction obtained by dividing (1) the days between the date such person is appointed to the board of directors and the first anniversary of the most recent annual meeting of our stockholders (or, in the event that no annual meeting has yet occurred, the effective date of the policy) by (2) 365, divided by (y) the average fair market value of a share of our Class A common stock for the market trading days that occur in the completed calendar month immediately prior to the calendar month in which the Grant date occurs, rounded down to the nearest whole share, or the Pro-rated Annual Award. The New Hire Award will vest in equal monthly installments over the forty-eight months beginning on the first day of the month following the month in which such person is appointed to the board of directors subject to the non-employee director continuing to be a service provider through the applicable vesting date. The Pro-rated Annual Award will vest on the earlier of (i) the one-year anniversary of the date the Pro-rated Annual Award is granted or (ii) the day prior to the date of the annual meeting next following the date the Initial Award is granted, in each case, subject to the non-employee director continuing to be a service provider through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award

Each non-employee director will automatically receive, on the date of each annual meeting of our stockholders following the effective date of the policy, an annual award of RSUs, or an Annual Award, covering a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $250,000, rounded down to the nearest whole share. The Annual Award will vest on the earlier of (i) the one-year anniversary of the date the Annual Award is granted or (ii) the day prior to the date of the annual meeting next following the date the Annual Award is granted, in each case, subject to the non-employee director continuing to be a service provider through the applicable vesting date.

In the event of a “change in control” (as defined in our 2020 Plan), each non-employee director’s outstanding awards will be treated in accordance with the terms of the award.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, for the year ended December 31, 2019, were:

•	Tony Xu, our Chief Executive Officer and Director;

•	Christopher Payne, our Chief Operating Officer; and

•	Keith Yandell, our Chief Business and Legal Officer and Secretary.

Summary Compensation Table

The following table provides information regarding compensation paid to our named executive officers for the year ended December 31, 2019:

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Tony Xu Chief Executive Officer	2019	300,000		—		—	261	300,261
Christopher Payne Chief Operating Officer	2019	350,000		75,000	(3)	5,522,634	261	5,947,895
Keith Yandell Chief Business and Legal Officer and Secretary	2019	346,875	(4)	60,000	(3)	5,522,634	261	5,929,770

(1)

The amounts reported represent the aggregate grant-date fair value of the RSUs awarded to the named executive officers calculated in accordance with ASC 718. These amounts do not reflect the actual economic value that may be realized by the named executive officer. The assumptions used in determining the grant date fair value of the RSUs reported in these columns are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)	The amounts reported consist of payments on behalf of Messrs. Xu, Payne, and Yandell for basic life insurance and accidental death and dismemberment insurance.
(3)	The amount reported consists of a discretionary bonus paid in 2020, in recognition of our company performance in 2019 and the individual’s contributions to that performance.
(4)	Effective February 16, 2019, Mr. Yandell’s annual base salary was increased from $325,000 to $350,000.

Outstanding Equity Awards at 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019:

Name	Option Awards							Stock Awards
	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Tony Xu	06/26/2014	2,888,390	(3)	—		0.20	06/25/2024	—		—
	10/10/2018	875,000		2,125,000	(4)	7.16	10/09/2028	—		—
Christopher Payne	01/15/2016	2,429,625	(5)(6)	—		1.50	01/14/2026	—		—
	07/24/2018	88,540		161,460	(7)	3.28	07/23/2028	—		—
	04/09/2019	—		—		—	—	267,855	(8)	8,547,253
Keith Yandell	07/23/2016	141,115		29,605	(9)(6)	1.45	07/22/2026	—		—
	04/13/2017	51,305		49,525	(10)(6)	1.45	04/12/2027	—		—
	07/24/2018	70,830		129,170	(11)(6)	3.28	07/23/2028	—		—
	04/09/2019	—		—		—	—	267,855	(12)(6)	8,547,253

(1)	Each of the outstanding equity awards was granted pursuant to our 2014 Plan.
(2)

This amount reflects the fair value of our common stock of $31.91 per share as of December 31, 2019 (the determination of the fair value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.

(3)	The shares of our Class A common stock underlying this option are fully vested and immediately exercisable.
(4)

The shares of our Class A common stock underlying this option vest, subject to Mr. Xu’s continued role as a service provider to us, as to 1/4th of the total shares on October 1, 2019 with 1/48th of the total shares vesting monthly thereafter.

(5)

This option is subject to an early exercise provision and is immediately exercisable. The shares of our Class A common stock underlying this option vest, subject to Mr. Payne’s continued role as a service provider to us, as to 1/4th of the total shares on January 13, 2017 with 1/48th of the total shares vesting monthly thereafter. The option will remain exercisable until January 14, 2026, regardless of when Mr. Payne’s role as a service provider to us terminates.

(6)	This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”
(7)

The shares of our Class A common stock underlying this option vest, subject to Mr. Payne’s continued role as a service provider to us, as to 1/4th of the total shares on July 1, 2019 with 1/48th of the total shares vesting monthly thereafter.

(8)

The shares of our Class A common stock underlying this RSU will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) a sale event for us or (ii) this offering. The expiration date is seven years from the Grant Date. The RSUs vest, subject to Mr. Payne’s continued role as a service provider to us, as to 1/4th of the total shares on February 20, 2020 with the remaining vesting in 12 equal quarterly installments thereafter.

(9)

The shares of our Class A common stock underlying this option vest, subject to Mr. Yandell’s continued role as a service provider to us, as to 1/4th of the total shares on April 11, 2017 with 1/48th of the total shares vesting monthly thereafter.

(10)

The shares of our Class A common stock underlying this option vest, subject to Mr. Yandell’s continued role as a service provider to us, as to 1/4th of the total shares on February 1, 2018 with 1/48th of the total shares vesting monthly thereafter.

(11)

The shares of our Class A common stock underlying this option vest, subject to Mr. Yandell’s continued role as a service provider to us, as to 1/4th of the total shares on July 1, 2019 with 1/48th of the total shares vesting monthly thereafter.

(12)

The shares of our Class A common stock underlying this RSU will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) a sale event for us or (ii) this offering. The expiration date is seven years from the Grant Date. The RSUs vest, subject to Mr. Yandell’s continued role as a service provider to us, as to 1/4th of the total shares on February 20, 2020 with the remaining vesting in 12 equal quarterly installments thereafter.

2020 Equity Awards to Certain Named Executive Officers

On May 10, 2020, we granted awards of RSUs covering shares of our Class A common stock under our 2014 Plan to certain of our named executive officers as follows: Mr. Payne received an award of 158,140 RSUs and Mr. Yandell received an award of 79,070 RSUs. The RSUs are scheduled to vest as follows: the RSUs will vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. The service-based requirement will be satisfied as to 1/4th of the total number of shares of our Class A common stock underlying the RSUs on the first company vesting date on or after February 20, 2021, and as to an additional 1/16th of the total number of shares of our Class A common stock underlying the RSUs on each company vesting date thereafter, subject to the individual’s continued service through each vesting date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. The liquidity event requirement will be satisfied on the earlier to occur of an IPO or sale event (as such terms are defined in the applicable award agreement) within seven years of the grant date. The company vesting dates are February 20, May 20, August 20, and November 20. Mr. Yandell’s award is also subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

CEO Performance Award

In November 2020, our board of directors granted the CEO Performance Award, an RSU award under our 2014 Plan to Mr. Xu covering 10,379,000 shares of our Class A common stock. The CEO Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals, as described below.

In determining the terms and conditions of the CEO Performance Award, our board of directors, in consultation with Semler Brossy, considered many factors in determining whether to grant the CEO Performance Award and the size and terms of the award, including Mr. Xu’s percentage ownership in the company and the amount his ownership interests were unvested as of the date of grant, the estimated value of his company ownership interests, market data for similarly situated executives at comparable companies with an emphasis on the ownership percentage and equity value of founder chief executive officers at the time of an initial public offering, Mr. Xu’s past and expected future contributions to us, and our board of directors’ desire to provide meaningful incentives for Mr. Xu to continue as our Chief Executive Officer following the completion of this offering and to continue to drive the growth of our business. Our board of directors intends for the CEO Performance Award to be the exclusive equity award that Mr. Xu receives through the seventh anniversary of the effective date of the registration statement of which this prospectus forms a part, unless there are unexpected changes in our business or other unforeseen factors that our board of directors determines would merit granting additional equity award(s) to him.

Our board of directors believed it was important for the CEO Performance Award to not simply vest based on the passage of time while Mr. Xu provided services to us. Rather, the CEO Performance Award will vest only if we achieve certain stock price goals, which if achieved, would allow our other stockholders to benefit from the increases in our stock price. The board of directors believed these stock price goals represented challenging hurdles and, if achieved, would result in a return to our stockholders well in excess of market norms for comparable technology companies.

To further encourage Mr. Xu to focus on the long-term success of our business, Mr. Xu must hold any after-tax shares that are issued to him pursuant to the CEO Performance Award for at least two years following the date that the portion of the CEO Performance Award vests subject to earlier termination upon a change in control or termination for reasons other than a termination by us for “cause” or resignation by Mr. Xu without “good reason,” as such terms are defined in the CEO Performance Award agreement.

The CEO Performance Award is eligible to vest based on our stock price performance over a performance period beginning on the first trading day one and one-half years following the day after the effective date of the registration statement of which this prospectus forms a part and ending on the seventh anniversary of the day after the effective date of the registration statement of which this prospectus forms a part, and provided such effective date occurs within six months following the date of grant. The CEO Performance Award is divided into nine tranches that are eligible to vest based on the achievement of stock price goals, each, a Company Stock Price Target, measured based on an average of our stock price over a consecutive 180-day trading period during the performance period as set forth below. This measurement period was designed to reward Mr. Xu only if we achieved sustained growth in our stock price.

	Company Stock Price Target	Number of RSUs Eligible to Vest
1.	$187.60	518,950
2.	$226.80	518,950
3.	$265.80	1,037,900
4.	$305.00	1,037,900
5.	$344.00	1,037,900
6.	$383.00	1,556,850
7.	$422.20	1,556,850
8.	$461.20	1,556,850
9.	$501.00	1,556,850

If the Company Stock Price Target fails to reach $187.60 during the performance period, no portion of the CEO Performance Award shall vest. The Company Stock Price Targets and Number of RSUs Eligible

to Vest will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar event under the 2014 Plan.

In the event of a change in control of the company following the closing of this offering but before the end of the performance period, the CEO Performance Award may be eligible to vest in additional tranche(s) of RSUs if the per share deal price in the change in control results in the achievement of an additional Company Stock Price Target(s) that have not previously been achieved, in which case the tranche(s) of RSUs corresponding to that Company Stock Price Target(s) will vest immediately prior to the closing of the change in control. Additionally, in the event the change in control price falls between a Company Stock Price Target that has been achieved and one that has not, then a portion of that tranche of RSUs will vest based on a linear interpolation between each of these Company Stock Price Targets.

For an RSU under the CEO Performance Award to vest, Mr. Xu must be employed as our Chief Executive Officer as of the applicable achievement date. If Mr. Xu’s employment as our Chief Executive Officer terminates, any portion of the CEO Performance Award for which a Company Stock Price Target has not been achieved immediately terminates and is forfeited to us.

Each vested RSU under the CEO Performance Award will be settled in a share of our Class A common stock on the next company quarterly vesting date occurring on or after the date on which the RSU vests, regardless of whether Mr. Xu remains our Chief Executive Officer as of such date.

Any shares of our Class A common stock issued to Mr. Xu following the vesting and settlement of RSUs under the CEO Performance Award may be exchanged by Mr. Xu for shares of our Class B common stock on the terms set forth in the Equity Award Exchange Agreement between us and Mr. Xu. See “Prospectus Summary—The Offering” for additional information.

We estimated the grant date fair value of the CEO Performance Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company Stock Price Targets may not be satisfied. The average grant date fair value of the CEO Performance Award was estimated to be $36.02 per share, and we will recognize total stock-based compensation expense of approximately $380 million over the requisite service period of each of the nine separate tranches. If the Company Stock Price Targets are met sooner than the derived service period, we will adjust our stock-based compensation expense to reflect the cumulative expense associated with the vested award. We will recognize stock-based compensation expense if service as our Chief Executive Officer is provided by Mr. Xu over the requisite service period, regardless of whether the Company Stock Price Targets are achieved.

Executive Employment Agreements

Tony Xu

We have entered into a continuing employment letter with Mr. Xu, our Chief Executive Officer and member of our board of directors. The employment letter does not have a specific term and provides that Mr. Xu’s employment is at-will. Mr. Xu’s current base salary is $300,000.

Christopher Payne

We have entered into a continuing employment letter with Mr. Payne, our Chief Operating Officer. The employment letter does not have a specific term and provides that Mr. Payne’s employment is at-will. Mr. Payne’s current base salary is $350,000 and his annual target bonus is $100,000.

Keith Yandell

We have entered into a continuing employment letter with Mr. Yandell, our Chief Business and Legal Officer. The employment letter does not have a specific term and provides that Mr. Yandell’s employment is at-will. Mr. Yandell’s current base salary is $350,000 and his annual target bonus is $100,000.

Potential Payments upon Termination or Change in Control

Executive Change in Control and Severance Plan

In September 2020, our board of directors adopted an Executive Change in Control and Severance Plan, or our Executive Severance Plan, pursuant to which our executive officers and certain other key employees are eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Executive Severance Plan. This Executive Severance Plan was developed with input from Semler Brossy, regarding severance practices at comparable companies. It is designed to attract, retain, and reward senior level employees. The Executive Severance Plan generally will be in lieu of any other severance payments and benefits to which such key employee was entitled prior to signing the participation agreement, except as specifically provided under that employee’s participation agreement under the Executive Severance Plan.

Our board of directors has designated each of Messrs. Xu, Payne, and Yandell as a participant under our Executive Severance Plan eligible for the rights to the applicable payments and benefits described below.

In the event of an “involuntary termination” of the employment of a named executive officer by us for a reason other than “cause” or the named executive officer’s death or “disability” (as such terms are defined in our Executive Severance Plan), that occurs outside the change in control period (as described below), the named executive officer will be entitled to the following payments and benefits:

•	continuing payments of the named executive officer’s annual base salary for a period of 12 months; and

•

a lump sum payment equal to, on an after-tax basis (i.e. on a gross-up basis), the premium cost of continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended, or COBRA, for a period of 12 months.

In the event of an “involuntary termination” of the employment by us for a reason other than “cause” or the named executive officer’s death or “disability” or by the named executive officer for “good reason” (as such terms are defined in our Executive Severance Plan), in either case, occurring within a period beginning three months prior to and ending 12 months following a “change in control” (as defined in our Executive Severance Plan) (such period, the change in control period), the named executive officer will be entitled to the following payments and benefits:

•	a lump sum payment equal to 12 months of the named executive officer’s annual base salary;

•	a lump sum payment equal to, on an after-tax basis (i.e., on a gross-up basis), the cost of continued health coverage under COBRA for a period of 12 months; and

•

100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s).

The receipt of the payments and benefits provided for under the Executive Severance Plan described above is conditioned on the named executive officer signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the named executive officer’s involuntary termination of employment, as well as compliance with certain non-disparagement provisions and continued compliance with the invention assignment and confidentiality agreement applicable to the named executive officer.

In addition, if any of the payments or benefits provided for under the Executive Severance Plan or otherwise payable to a named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. Except as discussed above, the Executive Severance Plan does not require us to provide any tax gross-up payments to the named executive officers.

Employee Benefit and Stock Plans

2020 Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, our 2020 Plan. We expect that our 2020 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2020 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary companies’ employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary companies’ employees and consultants. Our board of directors has approved the termination of our 2014 Plan immediately prior to the effectiveness of our 2020 Plan with respect to the grant of future awards.

Authorized Shares

A total of 32,493,000 shares of our Class A common stock are reserved for issuance pursuant to our 2020 Plan. In addition, the shares reserved for issuance under our 2020 Plan also will include (i) those shares reserved but unissued under our 2014 Plan as of the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part and (ii) any shares subject to stock options, RSUs, or similar awards granted under our 2014 Plan that, after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding and remittance obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2020 Plan pursuant to (i) and (ii) is 68,931,940 shares). The number of shares available for issuance under our 2020 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2021, equal to the least of:

•	32,493,000 shares;

•	five percent (5%) of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award granted under the 2020 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2020 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2020 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2020 Plan. Shares that have actually been issued under the 2020 Plan under any award will not be returned to the 2020 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited, such shares will become available for future grant under the 2020 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding and remittance obligations related to an award will become available for future grant or sale under the 2020 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2020 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2020 Plan. The leadership development, inclusion, and compensation committee of our board of directors is expected to administer our 2020 Plan. In addition, if we determine it is desirable to qualify transactions under our 2020 Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan and make all determinations deemed necessary or advisable for administering the 2020 Plan, including, but not limited to, the power to determine the fair market value of our Class A common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2020 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2020 Plan and awards granted under it, prescribe, amend, and rescind rules, regulations, and sub-plans relating to our 2020 Plan, and modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options

Stock options may be granted under our 2020 Plan. The exercise price of options granted under our 2020 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2020 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2020 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2020 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2020 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares of our Class A common stock, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied. Participants will have no voting rights with respect to RSUs until the date shares are issued with respect to such RSUs. The administrator may provide that a participant is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable RSUs are settled or forfeited in accordance with our 2020 Plan.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof. Participants will have no voting rights with respect to performance units and/or performance shares until the date shares are issued with respect to such performance units and/or performance shares. The administrator may provide that a participation is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable performance shares are settled or forfeited in accordance with our 2020 Plan.

Non-Employee Directors

Our 2020 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2020 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2020 Plan provides that in any given fiscal year, a non-employee director will not be granted awards having a grant-date fair value greater than $750,000, but this limit is increased to $1,000,000 in connection with his or her initially joining our board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2020 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2020 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2020 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2020 Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2020 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2020 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) with respect only to an award (or portion thereof) that is unvested as of immediately prior to the effective time of the merger or change in control, the termination of the award immediately prior to the effective time of the merger or change in control with such payment to the participant (including no payment) as the administrator determines in its discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all participants, awards, all awards a participant holds, or all awards of the same type, similarly in the transaction.

In the event an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right, as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right, as applicable, will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of their outstanding option grants and stock appreciation rights, all restrictions on restricted stock and RSUs will lapse, and for awards with performance-based vesting, unless specifically provided for in the award agreement, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback

Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, suspend, or terminate our 2020 Plan provided such action does not impair the existing rights of any participant. Our 2020 Plan will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten years from the date our 2020 Plan was adopted by our board of directors and (ii) the annual increase to the number of shares available for issuance under our 2020 Plan will operate only until the tenth anniversary of the date our 2020 Plan was adopted by our board of directors.

2014 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2014 Plan in March 2014. Our 2014 Plan was most recently amended in November 2020. Our 2014 Plan allows for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary companies’ employees, and for the grant of nonstatutory stock options, RSUs, and the direct award or sale of our common stock, to our employees, outside directors, and consultants and our parent and subsidiary companies’ employees and consultants.

Authorized Shares

Our 2014 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for issuance under the 2014 Plan following the completion of this offering. Our 2014 Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2020, options to purchase 34,554,510 shares of our Class A common stock at a weighted-average exercise price of $2.41 per share and RSUs covering 20,021,420 shares of our Class A common stock remained outstanding under our 2014 Plan.

Plan Administration

Our board of directors or one or more committees of our board of directors, or the administrator, administers our 2014 Plan. Subject to the provisions of the 2014 Plan, the administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2014 Plan. All decisions, interpretations, and other actions of the administrator are final and binding on all participants and all persons deriving their rights from a participant in the 2014 Plan.

Eligibility

Employees of ours or our parent or subsidiary companies, consultants who perform bona fide services for us or our parent of subsidiary companies and who qualify as a consultant or advisor for the purposes of Rule 701(c)(1) or Form S-8 of the Securities Act, and our outside directors are eligible to receive awards under our 2014 Plan, except that only employees of ours or our parent or subsidiary companies are eligible to receive incentive stock options.

Options

Stock options may be granted under our 2014 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The term of a stock option may not exceed 10 years. With respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price per share must equal at least 110% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The administrator determines the terms and conditions of options, including the permissible methods of exercise. Our board of directors may modify, extend, or assume outstanding options (including increasing or reducing the exercise price), or may accept the cancellation of outstanding options (whether granted by us or another issuer) in return for (i) the grant of new options, (ii) a different type of award for the same or a different number of shares and at the same or a different exercise price (if applicable), and/or (iii) cash, or may permit participants to transfer any outstanding options granted under our 2014 Plan to a financial institution or other person or entity selected by our board of directors, subject to the terms of our 2014 Plan.

After termination of an employee, director, or consultant, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. If termination is due to disability, the option generally will remain exercisable for at least six months, and if the termination is due to death, the option generally will remain exercisable for at least 12 months. In all other cases, the option will generally remain exercisable for at least three months. However, an option generally may not be exercised later than the expiration of its term.

Shares of Common Stock

Shares of our common stock may be granted or sold under our 2014 Plan. The administrator will determine the purchase price and the number of shares granted to the award recipient. Stock purchase rights generally must be exercised within 30 days of grant or the rights will automatically expire.

Restricted Stock Units

We have granted awards of RSUs under our 2014 Plan. The administrator determines the terms of awards of RSUs, including the vesting schedule. Subject to the 2014 Plan, our board of directors may modify, extend, or assume outstanding RSUs (whether granted by us or a different issuer), or may accept the cancellation of outstanding RSUs (whether granted by us or another issuer) in return for (i) a different type of award for the same or a different number of shares and/or (ii) cash, or may permit participants to transfer any outstanding RSUs granted under our 2014 Plan to a financial institution or other person or entity selected by our board of directors. Awards of RSUs granted under our 2014 Plan generally are subject to vesting pursuant to a service-based vesting condition and a liquidity event-related performance vesting condition. RSU awards that have met the applicable service-based vesting condition prior to this offering will vest on the effective date of the registration statement of which this prospectus forms a part and generally will be settled 180 days thereafter. RSUs that satisfy the service-based vesting condition after this offering will vest upon the date such service-based vesting is satisfied and generally be settled as soon as practicable after vesting.

Transferability of Awards

Our 2014 Plan generally does not allow for the transfer or assignment of awards. Options and RSUs may be transferred by will or by the laws of descent and distribution. If so provided by the administrator, nonstatutory options and RSUs may be transferred to certain family members by gift or domestic relations orders. Shares issued pursuant to an award under the 2014 Plan will be subject to such forfeiture conditions, rights of repurchase, rights of first refusal, and other transfer restrictions as the administrator may determine.

Certain Adjustments

In the event of a subdivision of our outstanding stock, a declaration of a dividend payable in shares, a combination or consolidation of our outstanding stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of issued shares of stock effected without receipt of consideration by us, the 2014 Plan will be appropriately adjusted by the administrator as to the number and kind of securities subject to the 2014 Plan and the number and kind of securities subject to outstanding awards under the 2014 Plan, provided that our administrator will make any adjustments as may be required by Section 25102(o) of the California Corporations Code.

Corporate Transactions

Our 2014 Plan provides that, in the event that we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all shares acquired under our 2014 Plan and all options and other awards outstanding on the effective date of the transaction will be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in the manner determined by the administrator, with such determination having final and binding effect on all parties), which agreement or determination need not treat all options and awards (or all portions of an option or an award) in an identical manner.

However, our 2014 Plan further provides that in the event we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, then, if a successor corporation does not assume or substitute for an award under our 2014 Plan (or portion thereof), the participant holding such award will fully vest in and have the right to exercise the participant’s outstanding option (or portion thereof) that is not assumed or substituted for, including shares as to which such award would not otherwise be vested or exercisable, all restrictions on any award of shares and RSUs (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any of our subsidiaries or parents, as applicable. In addition, if an option (or portion thereof) is not assumed or substituted for in the event that in the circumstances discussed above, the administrator of the 2014 Plan will notify the participant in writing or electronically that such option (or its applicable portion) will be exercisable for a period of time determined by our board of directors in its sole discretion, and the option (or its applicable portion) will terminate upon the expiration of such period.

Amendment; Termination

Our board of directors may amend, suspend, or terminate our 2014 Plan at any time, provided that such action will not affect outstanding awards previously issued or granted without the written consent of the recipient of such award. As noted above, immediately prior to the effectiveness of the 2020 Plan, our 2014 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2020 Employee Stock Purchase Plan

Our board of directors has adopted, and our stockholders have approved, our ESPP. Our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part.

Authorized Shares

Subject to adjustment upon certain changes in our capitalization as described in the ESPP, the maximum number of shares of Class A common stock that will be available for issuance under the ESPP will be 6,498,600 shares. The shares may be authorized, but unissued, or reacquired Class A common stock. The number of shares of Class A common stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the fiscal year following the fiscal year in which the first enrollment date (if any) occurs equal to the least of (i) 6,498,600 shares of Class A common stock, (ii) one and one-half percent (1.5%) of the outstanding shares of all classes of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the administrator.

Plan Administration

The ESPP will be administered by our board of directors or a committee appointed by our board of directors that is constituted to comply with applicable laws (including our leadership development, inclusion, and compensation committee). We expect our leadership development, inclusion, and compensation committee to be the administrator of the ESPP. Subject to the terms of the ESPP, the administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate subsidiaries and affiliates as participating in the Section 423 Component and the Non-Section 423 Component (each as defined below) to determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish such procedures that it deems necessary or advisable for the administration of the ESPP. The administrator is authorized to adopt rules and procedures in order to: determine eligibility to participate, determine the definition of compensation for the purposes of contributions to the ESPP, handle contributions to the ESPP, coordinate the making of contributions to the ESPP, establish bank or trust accounts to hold contributions to the ESPP, effect the payment of interest, effect the conversion of local currency, satisfy obligations to pay payroll tax, determine beneficiary designation requirements, implement and determine withholding procedures, and determine procedures for the handling of stock certificates that vary with applicable local requirements. The administrator will also be authorized to determine that, to the extent permitted by applicable law, the terms of a purchase right granted under the ESPP or an offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the ESPP or the same offering to employees resident solely in the United States. Every finding, decision, and determination made by the administrator will, to the full extent permitted by law, be final and binding upon all parties.

Eligibility

Generally, all of our employees will be eligible to participate in our ESPP if they are customarily employed by us, or any participating subsidiary or affiliate. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of Class A common stock under the ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of common stock for each calendar year in which such rights are outstanding at any time.

Offering Periods and Purchase Periods

The ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code, or the Section 423 Component and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, or the Non-Section 423 Component, each as described in the ESPP. Offering periods will begin and end on such dates as may be determined by the administrator in its discretion, in each case on a uniform and nondiscriminatory basis, and may contain one or more purchase periods. The administrator may change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected. No offering period may last more than 27 months.

Contributions

The ESPP will permit participants to purchase shares of Class A common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) in an amount established by the administrator from time to time in its discretion, and on a uniform and nondiscriminatory basis with respect to the Section 423 Component, for all options to be granted on an enrollment date in an offering, which includes a participant’s taxable compensation except that it excludes severance, imputed income, and equity compensation income, and other similar compensation. Unless otherwise determined by the administrator, during any purchase period, a participant may not increase the rate of his or her contributions and may only decrease the rate of his or her contributions (including to 0%) one time. During any offering period, a participant may increase or decrease the rate of his or her contributions to become effective as of the beginning of the next purchase period occurring in such offering period, provided that a participant may not increase the rate of his or her contributions in excess of the rate of his or her contributions in effect as of the enrollment date of the applicable offering period.

Exercise of Purchase Right

Amounts contributed and accumulated by the participant will be used to purchase shares of Class A common stock at the end of each purchase period. A participant may purchase a maximum number of shares of Class A common stock during a purchase period as determined by the administrator in its discretion and on a uniform and nondiscriminatory basis. The purchase price of the shares will be determined by the administrator from time to time, in its discretion and on a uniform and nondiscriminatory basis for all options to be granted on an enrollment date, provided that in no event may the purchase price be less than 85% of the lower of the fair market value of Class A common stock on the first trading day of the offering period or on the exercise date, which is generally the last trading day of a purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class A common stock. Participation ends automatically upon termination of employment with us. The administrator may determine a maximum number of shares that a participant may purchase during any purchase period.

Non-transferability

Neither contributions credited to a participant’s account nor rights to purchase shares of Class A common stock and any other rights and interests under the ESPP may be assigned, transferred, pledged or otherwise disposed of (other than by will, the laws of descent and distribution or beneficiary designation in the event of death). Any attempt at such prohibited disposition will be without effect, except that we may treat such act as an election to withdraw participation.

Certain Transaction

In the event that any dividend or other distribution (whether in the form of cash, Class A common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of Class A common stock or our other securities, or other change in our corporate structure affecting the Class A common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the ESPP in such manner it may deem equitable, will adjust the number of shares and class of Class A common stock that may be delivered under the ESPP, the purchase price per share, the number of shares of Class A common stock covered by each purchase right under the ESPP that has not yet been exercised, and the numerical limits of the ESPP.

In the event of our proposed dissolution or liquidation, any ongoing offering periods will be shortened and will terminate immediately before consummation of the proposed dissolution or liquidation following the purchase of shares of Class A common stock under the shortened offering periods, unless provided otherwise by the administrator. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.

In the event of a merger or “change in control” (as defined in the ESPP), each outstanding option under the ESPP will be assumed or substituted for by the successor corporation or its parent or subsidiary. In the event that options are not assumed or substituted for, the offering period will be shortened by setting a new exercise date on which the offering period will end, which will occur prior to the closing of the merger or change in control. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.

Amendment and Termination

The administrator has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP. Our ESPP will automatically terminate in 2040, unless we terminate it sooner.

Executive Incentive Compensation Plan

Our board of directors adopted an Executive Incentive Compensation Plan, or the Bonus Plan. The Bonus Plan will be administered by a committee appointed by our board of directors. Unless and until our board of directors determines otherwise, our leadership development, inclusion, and compensation committee will be the administrator of the Bonus Plan. The Bonus Plan allows our leadership development, inclusion, and compensation committee to provide cash incentive awards to selected employees, including our named executive officers, determined by our leadership development, inclusion, and compensation committee, based upon performance goals established by our leadership development, inclusion, and compensation committee. Our leadership development, inclusion, and compensation committee, in its sole discretion, may establish target awards for participants under the Bonus Plan.

Under the Bonus Plan, our leadership development, inclusion, and compensation committee will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, sales goals, business divestitures and acquisitions, cash flow, including but not limited to unlevered free cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization, and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, individual objectives such as peer reviews or other subjective or objective criteria, and attainment of specified performance goals. As determined by our leadership development, inclusion, and compensation committee, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by our leadership development, inclusion, and compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our leadership development, inclusion, and compensation committee determines relevant, and may be on an individual, divisional, business unit, segment, or company-wide basis. Any criteria used may be measured on such basis as our leadership development, inclusion, and compensation committee determines. The performance goals may differ from participant to participant and from award to award.

Our leadership development, inclusion, and compensation committee may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, or increase, reduce, or eliminate the amount allocated to the bonus pool. The actual award may be below, at, or above a participant’s target award, in our leadership development, inclusion, and compensation committee’s discretion. Our leadership development, inclusion, and compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum. Unless otherwise determined by our leadership development, inclusion, and compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but no later than the dates set forth in the Bonus Plan.

All awards under our Bonus Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we (or any parent or subsidiary of ours) is required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, our leadership development, inclusion, and compensation committee may impose such other clawback, recovery, or recoupment provisions with respect to an award under the Bonus Plan as it determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award. Recovery of compensation under a clawback policy generally will not give the participant the right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with us or any parent or subsidiary of ours. Additionally, our leadership development, inclusion, and compensation committee may specify when providing for an award under the Bonus Plan that the participant’s rights, payments, and benefits with respect to the award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award.

Our board of directors or our leadership development, inclusion, and compensation committee will have the authority to amend or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Bonus Plan will remain in effect until terminated in accordance with the terms of the Bonus Plan.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all U.S. employees, including our named executive officers. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Code limits. We may match contributions made by our employees, including executives, on a discretionary basis. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding Class A common stock or Class B common stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series D Redeemable Convertible Preferred Stock Financing

In March 2018, we issued 6,304,480 shares of Series D redeemable convertible preferred stock upon conversion of convertible notes at a purchase price of $4.78778 per share, for an aggregate purchase price of $30,184,464. From March 2018 through May 2018, we sold an aggregate of 86,255,750 shares of our Series D redeemable convertible preferred stock at a purchase price of $5.50688 per share, for an aggregate purchase price of $475,000,060. Additionally, in May 2018, we issued 5,447,730 shares of Series D redeemable convertible preferred stock upon conversion of convertible notes at a purchase price of $5.50688 per share for an aggregate purchase price of $30,000,000. The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D Redeemable Convertible Preferred Stock	Total Purchase Price
SVF Fast (Cayman) Limited(1)	50,845,490	$280,000,012
Entities affiliated with Sequoia Capital(2)	21,311,345	115,092,244
Greenview Investment Pte Ltd.(3)	21,311,345	115,092,244

(1)

Shares purchased by SB Investment Holdings (UK) Limited, all of which were purchased at a purchase price of $5.50688 per share, which subsequently transferred the shares of Series D redeemable convertible preferred stock to SoftBank Vision Fund (AIV M2) L.P., or SoftBank Vision Fund, which subsequently transferred the shares of Series D redeemable convertible preferred stock to SVF Fast (Cayman) Limited, or SVF, which is wholly-owned by SoftBank Vision Fund. SVF currently holds more than 5% of our outstanding Class A common stock, of which 5,447,730 shares were issued upon conversion of convertible notes at a purchase price of $5.50688 per share, for an aggregate purchase price of $30,000,000, and 45,397,760 shares were purchased at a purchase price of $5.50688 per share, for an aggregate purchase price of $250,000,012. SB Investment Advisors (UK) Limited, or SBIA UK, has been appointed as alternative investment fund manager, or AIFM, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

(2)

Shares purchased by Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., Sequoia Capital U.S. Growth Fund VII, L.P., and Sequoia Capital U.S. Growth VII Principals Fund, L.P., or collectively, the Sequoia Series D entities, of which 3,152,240 shares were issued upon conversion of convertible notes at a purchase price of $4.78778 per share, for an aggregate purchase price of $15,092,232, and 18,159,105 shares were purchased at a purchase price of $5.50688 per share, for an aggregate purchase price of $100,000,012. Entities affiliated with Sequoia Capital, including the Sequoia Series D entities, currently hold more than 5% of our outstanding Class A common stock. Alfred Lin, a member of our board of directors, is a Partner at Sequoia Capital.

(3)

Shares purchased by Greenview Investment Pte Ltd, an affiliate of GIC, or Greenview, of which 3,152,240 shares were issued upon conversion of convertible notes at a purchase price of $4.78778 per share, for an aggregate purchase price of $15,092,232, and 18,159,105 shares were purchased at a purchase price of $5.50688 per share, for an aggregate purchase price of $100,000,012. Greenview currently holds more than 5% of our outstanding Class A common stock. Jeremy Kranz, a member of our board of directors, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

Series E Redeemable Convertible Preferred Stock Financing

In August 2018, we sold an aggregate of 18,055,210 shares of our Series E redeemable convertible preferred stock at a purchase price of $13.84642 per share, for an aggregate purchase price of $250,000,021. The following table summarizes purchases of our Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Greenview Investment Pte Ltd.(1)	1,444,415	$19,999,977
Entities affiliated with Sequoia Capital(2)	722,205	9,999,954

(1)

Greenview currently holds more than 5% of our outstanding Class A common stock. Jeremy Kranz, a member of our board of directors, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

(2)

Shares purchased by Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., Sequoia Capital U.S. Growth Fund VII, L.P., and Sequoia Capital U.S. Growth VII Principals Fund, L.P., or collectively, the Sequoia Series E entities. Entities affiliated with Sequoia Capital, including the Sequoia Series E entities, currently hold more than 5% of our outstanding Class A common stock. Alfred Lin, a member of our board of directors, is a Partner at Sequoia Capital.

Series F Redeemable Convertible Preferred Stock Financing

From February 2019 through May 2019, we sold an aggregate of 18,185,985 shares of our Series F redeemable convertible preferred stock at a purchase price of $22.4751 per share, for an aggregate purchase price of $408,731,832. The following table summarizes purchases of our Series F redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price
SVF Fast (Cayman) Limited(1)	4,449,370	$100,000,036
Greenview Investment Pte Ltd.(2)	444,935	9,999,959
Entities affiliated with Sequoia Capital(3)	44,495	1,000,030

(1)

SVF currently holds more than 5% of our outstanding Class A common stock. SBIA UK has been appointed as AIFM of SoftBank Vision Fund, which wholly-owns SVF, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

(2)

Greenview currently holds more than 5% of our outstanding Class A common stock. Jeremy Kranz, a member of our board of directors, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

(3)

Shares purchased by Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P., or collectively, the Sequoia Series F entities. Entities affiliated with Sequoia Capital, including the Sequoia Series F entities, currently hold more than 5% of our outstanding Class A common stock. Alfred Lin, a member of our board of directors, is a Partner at Sequoia Capital.

Series G Redeemable Convertible Preferred Stock Financing

From May 2019 through November 2019, we sold an aggregate of 18,529,540 shares of our Series G redeemable convertible preferred stock at a purchase price of $37.93942 per share, for an aggregate purchase price of $703,000,001. The following table summarizes purchases of our Series G redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price
SVF Fast (Cayman) Limited(1)	6,589,450	$249,999,911
Greenview Investment Pte Ltd.(2)	263,580	10,000,072

(1)

SVF currently holds more than 5% of our outstanding Class A common stock. SBIA UK has been appointed as AIFM of SoftBank Vision Fund, which wholly owns SVF, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

(2)

Shares purchased by Greenview. Greenview currently holds more than 5% of our outstanding Class A common stock. Jeremy Kranz, a member of our board of directors, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

Series H Redeemable Convertible Preferred Stock Financing

In June 2020, we sold an aggregate of 8,321,395 shares of our Series H redeemable convertible preferred stock at a purchase price of $45.9062 per share, for an aggregate purchase price of $382,003,624. The following table summarizes purchases of our Series H redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series H Redeemable Convertible Preferred Stock	Total Purchase Price
SVF Fast (Cayman) Limited(1)	1,089,175	$49,999,885
Entities affiliated with Sequoia Capital(2)	762,420	34,999,805
KPCB Holdings, Inc.(3)	164,595	7,555,931

(1)

SVF currently holds more than 5% of our outstanding Class A common stock. SBIA UK has been appointed as AIFM of SoftBank Vision Fund, which wholly owns SVF, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

(2)

Shares purchased by Sequoia Capital Global Growth Fund and Sequoia Capital Global Growth Principals Fund, or collectively, the Sequoia Series H entities. Entities affiliated with Sequoia Capital, including the Sequoia Series H entities, currently hold more than 5% of our outstanding capital stock. Alfred Lin, a member of our board of directors, is a Partner at Sequoia Capital.

(3)

Shares purchased by KPCB Digital Growth Fund II, LLC and KPCB Digital Growth Founders Fund II, LLC, or collectively, the KPCB entities, which are affiliates of KPCB. John Doerr, a member of our board of directors, is a General Partner of KPCB and is one of the managing members of KPCB DGF II Associates, LLC, which is the managing member of the KPCB entities.

Investors’ Rights Agreement

We are party to our IRA, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Greenview, KPCB, Sequoia Capital, and SVF have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Jeremy Kranz, L. John Doerr, Alfred Lin, and Jeffrey Housenbold, members of our board of directors, are or have been affiliated with GIC, KPCB, Sequoia Capital, and SVF, respectively. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal Agreement

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, dated as of June 17, 2020, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Entities affiliated with Greenview, KPCB, Sequoia Capital, and SVF are party to the right of first refusal and co-sale agreement. Jeremy Kranz, L. John Doerr, Alfred Lin, and Jeffrey Housenbold, members of our board of directors, are or have been affiliated with GIC, KPCB, Sequoia Capital, and SVF, respectively. Andy Fang, Stanley Tang, and Tony Xu, three of our executive officers and members of our board of directors, are also parties to the right of first refusal and co-sale agreement.

Voting Agreement

We are party to a voting agreement, dated as of June 17, 2020, as amended, under which certain holders of our capital stock, including entities affiliated with GIC, KPCB, Sequoia Capital, and SVF, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Jeremy Kranz, John Doerr, Alfred Lin, and Jeffrey Housenbold, members of our board of directors, are or have been affiliated with Greenview, KPCB, Sequoia Capital, and SVF, respectively. Andy Fang, Stanley Tang, and Tony Xu, three of our executive officers and members of our board of directors, are also parties to the voting agreement.

Tender Offer

In September 2018, we facilitated a tender offer whereby an existing stockholder and its affiliated entities commenced a tender offer to purchase shares of our common stock and redeemable convertible preferred stock from certain of our securityholders for $8.40 per share and $9.60 per share, respectively, in cash. Mr. Xu, one of our executive officers and a member of our board of directors, Messrs. Payne and Yandell, two of our executive officers, and Messrs. Fang and Tang, members of our board of directors, sold shares of our common stock in the tender offer. An aggregate of 7,311,620 shares of our common stock and redeemable convertible preferred stock were tendered pursuant to the tender offer for an aggregate purchase price of $62 million.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2019 Year-End” and “Management—Director Compensation” for a description of these stock options and RSUs.

To facilitate the Class B Stock Exchange, we will enter into exchange agreements with our Co-Founders and certain related entities, effective as of immediately prior to effectiveness of the filing of our amended and restated certificate of incorporation, pursuant to which 31,313,450 shares of our Class A common stock beneficially owned by our Co-Founders and certain related entities will automatically be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering. In addition, following the completion of this offering, and pursuant to Equity Award Exchange Agreements to be entered into between us and our Co-Founders, each of our Co-Founders shall have a right (but not an obligation), to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock or the vesting and settlement of RSUs related to shares of Class A common stock for an equivalent number of shares of Class B common stock. This Equity Award Exchange applies only to equity awards granted to our Co-Founders prior to the effectiveness of the filing of our amended and restated certificate of incorporation. As of September 30, 2020, there were (i) 11,927,795 shares of our Class A common stock subject to options held by our Co-Founders that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock following this offering and (ii) 312,030 shares of our Class A common stock subject to RSUs held by our Co-Founders that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class B common stock following this offering.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2017, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we have adopted amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that will be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification of the underwriters by us for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of September 30, 2020, and as adjusted to reflect the sale of our Class A common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 253,343,071 shares of our Class A common stock outstanding, 31,313,450 shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding as of September 30, 2020 (after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange), which includes:

•	239,274,936 shares of Class A common stock resulting from the Capital Stock Conversion, which will occur upon the completion of this offering;

•	14,068,135 shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class B Stock Exchange; and

•

31,313,450 shares of our Class B common stock, which includes 31,313,450 shares of our Class A common stock outstanding beneficially owned by our Co-Founders and certain related entities that will be exchanged for an equivalent number of our Class B common stock in the Class B Stock Exchange immediately prior to the completion of this offering.

We have based our calculation of the percentage of beneficial ownership after this offering on 33,000,000 shares of our Class A common stock issued by us in this offering and 253,343,071 shares of Class A common stock and 31,313,450 shares of our Class B common stock outstanding immediately after the completion of this offering. We have deemed shares of our Class A common stock and Class B common stock (after giving effect to certain Equity Award Exchange Agreements with our Co-Founders) subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2020 or issuable pursuant to the vesting and settlement of RSUs which are subject to service-based vesting conditions expected to occur within 60 days of September 30, 2020 (assuming the satisfaction of the liquidity event-related performance vesting and settlement conditions) to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. We have also deemed, pursuant to the Equity Award Exchange Agreements, the full exchange of shares of Class A common stock received upon (i) the exercise of 10,359,715 options to purchase shares of Class A common stock held by our Co-Founders, which options are currently exercisable or exercisable within 60 days of September 30, 2020, and (ii) the vesting and settlement of 136,250 RSUs related to shares of Class A common stock held by our Co-Founders, which RSUs are subject to service-based vesting conditions expected to occur within 60 days of September 30, 2020 (assuming the satisfaction of the liquidity event-related performance vesting and settlement conditions), for an equivalent number of shares of Class B common stock.

Unless otherwise indicated, the address of each beneficial owner is c/o DoorDash, Inc., 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107.

			Percentage of Shares Beneficially Owned (%)
Name	Number of Shares Beneficially Owned		Before the Offering		After the Offering		Percentage of Total Voting Power After the Offering
	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock
Executive Officers and Directors:
Tony Xu(1)	—	14,885,415	—%	41.6%	—%	41.6%	29.7%
Christopher Payne(2)	2,692,640	—	1.1	—	*	—	*
Keith Yandell(3)	494,785	—	*	—	*	—	*
Shona Brown(4)	25,980	—	*	—	*	—	*
L. John Doerr(5)	6,056,525	—	2.4	—	2.1	—	*
Andy Fang(6)	—	13,511,765	—	39.3	—	39.3	27.7
Jeffrey Housenbold(7)	—	—	—	—	—	—	—
Jeremy Kranz(8)	—	—	—	—	—	—	—
Alfred Lin(9)	—	—	—	—	—	—	—
Stanley Meresman(10)	69,215	—	*	—	*	—	*
Maria Renz	—	—	—	—	—	—	—
Stanley Tang(11)	—	13,412,235	—	39.1	—	39.1	27.6
All executive officers and directors as a group (13 persons)(12)	10,947,195	41,809,415	4.2	100.0	3.8	100.0	75.1
5% Stockholders:
SVF Fast (Cayman) Limited(13)	62,973,485	—	24.9	—	22.0	—	6.9
Entities affiliated with Sequoia Capital(14)	51,777,269	—	20.4	—	18.1	—	5.7
Greenview Investment Pte Ltd.(15)	26,597,250	—	10.5	—	9.3	—	2.9

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of (i) 10,434,525 shares of Class B common stock held of record by Mr. Xu and (ii) 4,450,890 shares of Class B common stock subject to stock options exercisable within 60 days of September 30, 2020. Prior to the effectiveness of our registration statement related to this offering, Messrs. Xu, Fang, and Tang are expected to enter into the Voting Agreement, pursuant to which Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. Subsequent to September 30, 2020, a portion of the shares described in this footnote were transferred from Mr. Xu to certain family trusts as follows: 305,425 shares to ARTICLE 3 TRUST UNDER OBX FAMILY TRUST, 305,425 shares to ARTICLE 3 TRUST UNDER TBX FAMILY TRUST, 28,865 shares to ARTICLE 4 TRUST UNDER LIBRARY TRUST, 3,600,000 shares to ARTICLE 2 TRUST UNDER TXX ANNUITY TRUST #1, 3,600,000 shares to ARTICLE 2 TRUST UNDER TXX ANNUITY TRUST #2, and 1,800,000 shares to ARTICLE 2 TRUST UNDER TXX ANNUITY TRUST #3.

(2)

Consists of (i) 2,575,455 shares of Class A common stock subject to stock options exercisable within 60 days of September 30, 2020 and (ii) 117,185 shares of Class A common stock issuable upon net settlement of RSUs for which the service-based vesting condition would be satisfied within 60 days of September 30, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition.

(3)

Consists of (i) 377,600 shares of Class A common stock subject to stock options exercisable within 60 days of September 30, 2020, and (ii) 117,185 shares of Class A common stock issuable upon net settlement of RSUs for which the service-based vesting condition would be satisfied within 60 days of September 30, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition.

(4)

Consists of 25,980 shares of Class A common stock issuable upon net settlement of RSUs for which the service-based vesting condition would be satisfied within 60 days of September 30, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition.

(5)

Consists of 5,906,325 shares of Class A common stock held by KPCB Digital Growth Fund II, LLC and 150,200 shares of Class A common stock held by KPCB Digital Growth Founders Fund II, LLC, or collectively, the KPCB entities. All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of the KPCB entities is KPCB DGF II Associates, LLC. L. John Doerr, Mary Meeker, and Theodore E. Schlein, the managing members of KPCB DGF II Associates, LLC, exercise shared voting and dispositive control over the shares of Class A common stock held by the KPCB entities.

(6)

Consists of (i) 6,165,100 shares of Class B common stock held of record by Andy Fang, Trustee of the AF Living Trust UTA dated 9/4/19, for which Mr. Fang serves as trustee, (ii) 537,500 shares of Class B common stock held of record by Andy Fang, Trustee of The 2019 Fang Grantor Retained Annuity Trust UTA dated 9/4/19, for which Mr. Fang serves as trustee, (iii) 3,737,500 shares of Class B common stock held of record by Andy Fang, Trustee of The 2020 Fang Grantor Retained Annuity Trust UTA dated 6/1/2020, for which Mr. Fang serves as trustee, (iv) 2,979,165 shares of Class B common stock subject to stock options exercisable within 60 days of September 30, 2020, and (v) 92,500 shares of Class B common stock issuable upon net settlement of RSUs for which the service-based vesting condition would be satisfied within 60 days of September 30, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition. Prior to the effectiveness of our registration statement related to this offering, Messrs. Xu, Fang, and Tang are expected to enter into the Voting Agreement, pursuant to which Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. Subsequent to September 30, 2020, 193,240 shares described in this footnote were transferred from Andy Fang, Trustee of the AF Living Trust UTA dated 9/4/19 to THE GOLDMAN SACHS TRUST COMPANY OF DELAWARE, A DELAWARE LIMITED PURPOSE TRUST COMPANY AS ADMINISTRATIVE TRUSTEE OF THE FANG FAMILY 2019 IRREVOCABLE TRUST (GST EXEMPT) UTA DATED 9/4/19.

(7)

Excludes shares of Class A common stock held by SVF identified in footnote 13 below. Mr. Housenbold is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK, but does not have voting or dispositive power over the shares held by SVF.

(8)

Excludes shares of Class A common stock held by Greenview identified in footnote 15 below. Mr. Kranz is Senior Vice President and Co-Head of the Technology Investment Group of GIC, but does not have voting or dispositive power over the shares held by Greenview.

(9)	Excludes shares of Class A common stock held by the entities affiliated with Sequoia Capital identified in footnote 14 below. Mr. Lin is a Partner at Sequoia Capital.
(10)

Consists of 69,215 shares of Class A common stock issuable upon net settlement of RSUs for which the service-based vesting condition would be satisfied within 60 days of September 30, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition.

(11)

Consists of (i) 4,300 shares of Class B common stock held of record by Mr. Tang, (ii) 1,545,640 shares of Class B common stock held of record by Stanley Tang, Trustee of The ST Trust under agreement dated October 2, 2019, for which Mr. Tang serves as trustee, (iii) 3,888,885 shares of Class B common stock held of record by Stanley Tang, Trustee of The ST Grantor Retained Annuity Trust under agreement dated October 2, 2019, for which Mr. Tang serves as trustee, (iv) 5,000,000 shares of Class B common stock held of record by Stanley Tang, Trustee of the 2020 ST Grantor Retained Annuity Trust UTA dated 9/10/2020, for which Mr. Tang serves as trustee, (v) 2,929,660 shares of Class B common stock subject to stock options exercisable within 60 days of September 30, 2020, and (vi) 43,750 shares of Class B common stock issuable upon net settlement of RSUs for which the service-based vesting condition would be satisfied within 60 days of September 30, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition. Prior to the effectiveness of our registration statement related to this offering, Messrs. Xu, Fang, and Tang are expected to enter into the Voting Agreement, pursuant to which Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang at his discretion on all matters to be voted upon by stockholders.

(12)

Consists of (i) 6,056,525 shares of Class A common stock and 31,313,450 shares of Class B common stock (assuming the occurrence of the Class B Stock Exchange as of September 30, 2020) beneficially owned by our executive officers and directors, (ii) 3,546,805 shares of Class A common stock and 10,359,715 shares of Class B common stock subject to stock options exercisable within 60 days of September 30, 2020, and (iii) 1,343,865 shares of Class A common stock and 136,250 shares of Class B common stock issuable upon net settlement of RSUs for which the service-based vesting condition would be satisfied within 60 days of September 30, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition.

(13)

Consists of shares of Class A common stock held by SVF. SBIA UK has been appointed as AIFM and is exclusively responsible for managing SoftBank Vision Fund, which wholly owns SVF, in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments. The address for SVF is 27 Hospital Road, Cayman Corporate Centre, Georgetown, Grand Cayman KY1-9008, Cayman Islands. As of September 30, 2020, all of the shares described in this footnote were held by SoftBank Vision Fund and were subsequently transferred to SVF.

(14)

Consists of: (i) 20,582,199 shares of Class A common stock held of record by Sequoia Capital USV XIV Holdco, Ltd., or SC USV XIV Holdco; (ii) 740,920 shares of Class A common stock held of record by Sequoia Capital Global Growth Fund, or SC GGF; (iii) 13,973,885 shares of Class A common stock held of record by Sequoia Capital Global Growth Fund II, L.P., or SC GGFII; (iv) 21,500 shares of Class A common stock held of record by Sequoia Capital Global Growth Principals Fund, L.P., or SC GGF PF; (v) 171,415 shares of Class A common stock held of record by Sequoia Capital Global Growth II Principals Fund, L.P., or SC GGFII PF; (vi) 7,956,090 shares of Class A common stock held of record by Sequoia Capital U.S. Growth Fund VI, L.P., or SC US GFVI; (vii) 7,460,360 shares of Class A common stock held of record by Sequoia Capital U.S. Growth Fund VII, L.P., or SC US GFVII; (viii) 398,515 shares of Class A common stock held of record by Sequoia Capital U.S. Growth VI Principals

Fund, L.P., or SC US GFVI PF; and (ix) 472,385 shares of Class A common stock held of record by Sequoia Capital U.S. Growth VII Principals Fund, L.P., or SC US GFVII PF. SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Venture XIV Management, L.P., which is the general partner of Sequoia Capital U.S. Venture Fund XIV, L.P., Sequoia Capital U.S. Venture Partners Fund XIV, L.P., and Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P., or collectively, the SC USV XIV Funds, which together own 100% of the outstanding ordinary shares of SC USV XIV Holdco; (ii) the general partner of SC Global Growth II Management, L.P., which is the general partner of each of SC GGFII and SC GGFII PF, or collectively, the SC GGFII Funds; (iii) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of each of SC US GFVI and SC US GFVI PF, or collectively, the SC US GFVI Funds; (iv) the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of SC US GFVII and SC US GFVII PF, or collectively, the SC US GFVII Funds; and (v) the general partner of SCGGF Management, L.P., which is the general partner of each of SC GGF and SC GGF PF, or collectively, the SC GGF Funds. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Class A common stock held by SC USV XIV Holdco, the SC GGFII Funds, the SC US GFVI Funds, the SC US GFVII Funds, and the SC GGF Funds. In addition, the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the SC GGFII Funds are Douglas M. Leone and Roelof F. Botha, and the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the SC GGF Funds are Douglas M. Leone and James J. Goetz. As a result, and by virtue of the relationship described in this footnote, each such person may be deemed to share voting and dispositive power with respect to the shares of Class A common stock held by the SC GGFII Funds or the SC GGF Funds, as applicable. The address for each of the Sequoia Capital entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(15)

Consists of shares of Class A common stock held of record by Greenview. Greenview shares the power to vote and the power to dispose of these shares of Class A common stock with GIC Special Investments Pte. Ltd., or GIC SI, and GIC, both of which are private limited companies incorporated in Singapore. GIC SI is wholly-owned by GIC and is the private equity investment arm of GIC. GIC is wholly-owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of such shares. The address for Greenview is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of 8,800,000,000 shares of capital stock, $0.00001 par value per share, of which:

•	6,000,000,000 shares are designated as Class A common stock;

•	200,000,000 shares are designated as Class B common stock;

•	2,000,000,000 shares are designated as Class C common stock; and

•	600,000,000 shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock and the reclassification of such shares into shares of our Class A common stock, which will occur immediately prior to the completion of this offering, as of September 30, 2020, there were 253,343,071 shares of our Class A common stock outstanding, held by 537 stockholders of record, 31,313,450 shares of our Class B common stock outstanding (after giving effect to the Class B Stock Exchange), held by eight stockholders of record, no shares of our Class C common stock outstanding, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our Class A common stock and Class C common stock. Until the Final Conversion Date, any issuance of additional shares of Class B common stock requires the approval of the holders of at least a majority of the outstanding shares of Class B common stock voting as a separate class.

Common Stock

We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to 20 votes for each share held on all matters submitted to a vote of stockholders, and holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class B common stock voting as a separate class is required to increase the number of authorized shares of our Class B common stock. In addition, Delaware law could require either holders of our Class A common stock, our Class B common stock, or our Class C common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date, approval of at least a majority of the outstanding shares of our Class B common stock voting as a separate class will be required to amend or modify any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter, any provision of the amended and restated certificate of incorporation to modify the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of our Class B common stock.

Our amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of directors. In an election for directors that is not a contested election, as defined in our amended and restated certificate of incorporation, directors will be elected by a majority of the voting power cast in the election of directors. Abstentions and broker non-votes will not be considered votes cast. In a contested election, directors will be elected by a plurality of the votes cast.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Following the completion of this offering, shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in our amended and restated certificate of incorporation, including estate planning or other transfers among our Co-Founders and their family members where exclusive voting control with respect to the shares of Class B common stock are retained by or granted to Tony Xu.

Each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of this offering on which the number of shares of our capital stock, including Class A common stock, Class B common stock and Class C common stock, and any shares of capital stock underlying equity securities or other convertible instruments, held by Mr. Xu, and his permitted entities and permitted transferees, is less than 35% of the Class B common stock held by Mr. Xu and his permitted entities as of immediately following the completion of this offering; (ii) 12 months after the death or permanent and total disability of Mr. Xu, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Xu and approved by our board of directors (or if there is no such person, then our secretary then in office); (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which Mr. Xu is terminated for cause (as defined in our amended and restated certificate of incorporation); or (iv) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date upon which (A) Mr. Xu is no longer providing services to us as an officer, employee, or consultant and (B) Mr. Xu is no longer a member of our board of directors, either as a result of Mr. Xu’s voluntary resignation or as a result of a request or agreement by Mr. Xu at a meeting of our stockholders for Mr. Xu not to be renominated as a member of our board of directors.

Conversion of Class C Common Stock

After the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our redeemable convertible preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2020, we had outstanding options to purchase an aggregate of 34,554,510 shares of our Class A common stock, with a weighted-average exercise price of $2.41 per share, which includes outstanding options of held by our Co-Founders subject to the Equity Award Exchange. As of September 30, 2020, there were 11,927,795 shares of our Class A common stock subject to options held by our Co-Founders that may be exchanged, upon exercise and pursuant to the Equity Award Exchange, for an equivalent number of shares of our Class B common stock following this offering.

Common Stock Warrant

As of September 30, 2020, we had outstanding a common stock warrant to purchase 105,330 shares of our Class A common stock, with an exercise price of $1.492 per share, which was cash exercised in full in November 2020.

RSUs

The RSUs that we have granted to date vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions occurring before the award’s expiration date. The service-based vesting period is generally satisfied by the award holder providing services to us over a four-year period. The liquidity event-related performance vesting condition is satisfied on the earlier of: (i) a sale event for us or (ii) this offering.

As of September 30, 2020, we had outstanding 20,021,420 shares of our Class A common stock subject to RSUs under our 2014 Plan, including 5,271,790 IPO Vested RSUs and 1,840,795 Post-IPO Vested RSUs, which includes RSUs held by our Co-Founders subject to the Equity Award Exchange. As of September 30, 2020, there were 312,030 shares of our Class A common stock subject to RSUs held by our Co-Founders that may be exchanged, upon vesting and settlement pursuant to the Equity Award Exchange, for an equivalent number of shares of our Class B common stock following this offering. The IPO Vested RSUs are expected to settle on the Settlement Date and the Post-IPO Vested RSUs will settle on a date promptly following the satisfaction of the service-based vesting condition. In addition, in November 2020, our board of directors granted the CEO Performance Award to Tony Xu covering 10,379,000 shares of our Class A common stock, which shares may be exchanged, upon vesting and settlement of the CEO Performance Award, for an equivalent number of shares of our Class B common stock following this offering. The CEO Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals. See “Executive Compensation—CEO Performance Award” for additional information.

Voting Agreement

Prior to the effectiveness of our registration statement related to this offering, our Co-Founders are expected to enter into the Voting Agreement, which will remain in effect after the completion of this offering. This Voting Agreement is expected to cover an aggregate of up to 69% of the voting power of our outstanding capital stock after our initial public offering. We are not a party to the Voting Agreement. Under the Voting Agreement, the proxyholder, Mr. Xu, has the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders.

Shares subject to the Voting Agreement will no longer be subject to the provisions of the Voting Agreement if Mr. Fang or Mr. Tang, as applicable, sells, transfers, assigns, pledges, or otherwise disposes of or encumbers the shares subject to the Voting Agreement after the completion of our initial public offering, except for permitted transfers under our amended and restated certificate of incorporation. The Voting Agreement will terminate upon the earliest to occur of (i) our liquidation or dissolution, (ii) the express written consent of the proxyholder, (iii) the date on which the Final Conversion Date shall occur, and (iv) the date on which Mr. Fang or Mr. Tang, and any of his permitted entities and permitted transferees, ceases to own any of the securities subject to the Voting Agreement.

Registration Rights

After the completion of this offering, certain holders of our Class A common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our redeemable convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire (i) five years following the completion of this offering, (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period, or (iii) after the consummation of a liquidation event (as defined in our current certificate of incorporation). We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering.

Demand Registration Rights

After the completion of this offering, the holders of up to 239,106,756 shares of our Class A common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of the offering, the holders of at least 50% of the shares registrable under the IRA can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate offering price of which is at least $15,000,000. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effectiveness of a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock the holders of up to 239,106,756 shares of our Class A common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares, or (iv) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to 239,106,756 shares of our Class A common stock will be entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $5,000,000, net of any underwriters’ discounts or commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Multi-Class Stock

As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a multi-class common stock structure, as a result of which our Co-Founders will collectively hold 69% of the voting power of our outstanding capital stock. Our Co-Founders are also expected to enter into the Voting Agreement, whereby Tony Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Andy Fang and Stanley Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Separate Class B Vote for Certain Transactions

Until the Final Conversion Date, our Class B common stock will have the right to vote as a separate class on amendments to our amended and restated certificate of incorporation that affect the rights of our Class B common stock. See the section titled “—Common Stock—Voting Rights.”

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats except, until the Voting Threshold Date, if a director receives less than a majority of the votes cast at any election of directors, such director must resign within 15 days or such director may be removed by the stockholders acting by written consent and without such action being first approved or recommended by our board of directors. In such circumstances, the stockholders may also fill the vacancy resulting from such resignation or removal or the vacancy must remain until the next annual meeting of stockholders. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that until the Voting Threshold Date, our stockholders may only take action by written consent if such action is first recommended or approved by our board of directors, except as set forth above in the section titled “—Board of Directors Vacancies”. After the Voting Threshold Date, our stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or special meetings. As a result, a holder controlling a majority of the voting power of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, or until the Voting Threshold Date, unless previously approved by our board of directors, except as set forth above in the section titled “—Board of Directors Vacancies”. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of the voting power of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Any amendment to our amended and restated certificate of incorporation will require the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock. Our amended and restated bylaws will provide that the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 600,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Voting Agreement and Irrevocable Proxy

Prior to the effectiveness of our registration statement related to this offering, our Co-Founders are expected to enter into the Voting Agreement, which will remain in effect after the completion of this offering. This Voting Agreement will cover an aggregate of approximately 69% of the voting power of our outstanding capital stock following this offering. Under the Voting Agreement, Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and our Class B common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “DASH”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2020, we will have a total of 286,343,071 shares of our Class A common stock outstanding, 31,313,450 shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding. Of these outstanding shares, all 33,000,000 shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class A common stock (including shares issued upon conversion of our Class B common stock) will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be available for sale in the public market as follows (assuming no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to September 30, 2020):

•	beginning on the date of this prospectus, all 33,000,000 shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

•	beginning on the Early Lock-Up Expiration Date, if the lock-up expiration has been triggered:

•

95,709,974 shares of Class A common stock held by former holders of our redeemable convertible preferred stock will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144;

•

6,262,890 shares of Class A common stock held by members of our board of directors and members of our management team (including 6,262,690 shares of Class A common stock issuable upon conversion of Class B common stock that are held by our Co-Founders) will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144;

•

11,889,744 shares of Class A common stock held by all other holders will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144; and

•

beginning on the Final Lock-Up Expiration Date, the remainder of the shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be eligible for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers, and holders of a substantial majority of our capital stock and securities convertible into our capital stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of time up to 180 days after the date of this prospectus, may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock. Our lock-up period has two potential release dates, the first following our first earnings release or periodic report (either our quarterly report on Form 10-Q or annual report on Form 10-K), subject to certain conditions described below, and the second following our second earnings release or periodic report, or 180 days, whichever is earlier.

Early Lock-Up Expiration. The terms of the lock-up agreements will expire on 40% of each stockholder’s shares of common stock subject to the lock-up agreement (provided that if the stockholder is a member of our board of directors (excluding affiliated funds) or management team, then such amount is 20%) if certain conditions are met. If such conditions are met, these shares will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied. An Early Lock-Up Expiration Determination Date will occur if:

(1)	such date is at least 90 days after the date of this prospectus;

(2)	such date occurs after we have publicly furnished at least one earnings release on Form 8-K or filed at least one periodic report with the SEC;

(3)

on such date, and for 5 out of any 10 consecutive trading days ending on such date, the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price set forth on the cover page of this prospectus; and

(4)	such date occurs in an open trading window and there are at least 5 trading days remaining in the open trading window.

Final Lock-Up Expiration. All remaining shares of common stock subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date will be released upon the earlier of (i) immediately prior to the opening of trading on the third full trading day after we have publicly furnished our second earnings release on Form 8-K or filed our second periodic report with the SEC or (ii) 180 days after the date of this prospectus.

The following table summarizes the two potential lock-up expiration dates:

Type of Release	Conditions	Expiration Date	Percent Released

Early Lock-Up Expiration

All must be satisfied:

•  90 days from initial public offering pricing

•  After first earnings release or periodic report

•  On such date, and for 5 out of any 10 consecutive trading days ending on such date, trading price at least 25% higher than initial public offering price

•  Date occurs in an open trading window with at least 5 trading days remaining

		Prior to trading on third full trading day following date on which all conditions are satisfied	• 20% for directors (excluding affiliated funds) and management team • 40% for all other equity holders

Final Lock-Up Expiration	Earlier of: • Second earnings release or periodic report; or • 180 days	Earlier of: • Prior to trading on third full trading day after second earnings release or periodic report; or • 180 days	All remaining shares

We will announce both the Early Lock-Up Expiration Date and the Final Lock-Up Expiration Date through a press release or Form 8-K at least two full trading days before it is effective.

In addition, our executive officers, directors, and holders of a substantial majority of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our Class A common stock. In the event that the lock-up period under the lock-up agreements with the underwriters is subject to early termination in accordance with the terms of the lockup agreements, as more fully described in the section titled “Underwriting,” we would not expect to enforce such market standoff agreement from and after the early termination of such lock-up period.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal 2,863,430 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to 239,106,756 shares of our Class A common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the alternative minimum tax or Medicare contribution tax on net investment income or the laws of any state, local, or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, or real estate investment trusts;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

This discussion is for informational purposes only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our Class A common stock arising under the U.S. federal gift or estate tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or U.S. persons, who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale or other disposition of stock as described below under “—Gain on Disposition of Our Class A Common Stock.”

Except as otherwise described below in the section on effectively connected income and the sections titled “—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30.00% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence.

In order to receive the benefit of a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and, if required, your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide the applicable withholding agent with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30.00% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting,” and “—FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and other conditions are met; or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30.00% rate), unless otherwise provided by an applicable income tax treaty between the United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30.00% tax (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, must be reported annually to the IRS. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the sale or other disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24.00% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a sale or other disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30.00% on dividends on and the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30.00% on dividends paid on and the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect “substantial United States owners” (as defined in the Code), or substantial U.S. owners, of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our Class A common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in these paragraphs. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets LLC
UBS Securities LLC
Mizuho Securities USA LLC
JMP Securities LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.
Piper Sandler & Co.
William Blair & Company, L.L.C.
Total	33,000,000

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us.

Per Share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                     per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC during the period beginning from the date of this prospectus and continuing to and including the earlier of the date (A) 180 days after the date of this prospectus or (B) immediately prior to the opening of trading on the third full trading day after we have publicly furnished our second earnings release on Form 8-K or filed our second periodic report, other than the shares of our Class A common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers, and holders of a substantial majority of our capital stock and securities convertible into our capital stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of time up to 180 days after the date of this prospectus, may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. Our lock-up period has two potential release dates, the first following our first earnings release or periodic report (either our quarterly report on Form 10-Q or annual report on Form 10-K), subject to certain conditions described below, and the second following our second earnings release or periodic report, or 180 days, whichever is earlier.

Early Lock-Up Expiration. The terms of the lock-up agreements will expire on 40% of each stockholder’s shares of common stock subject to the lock-up agreement (provided that if the stockholder is a member of our board of directors (excluding affiliated funds) or management team, then such amount is 20%) if certain conditions are met. If such conditions are met, these shares will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied. An Early Lock-Up Expiration Determination Date will occur if:

(1)	such date is at least 90 days after the date of this prospectus;

(2)	such date occurs after we have publicly furnished at least one earnings release on Form 8-K or filed at least one periodic report with the SEC;

(3)

on such date, and for 5 out of any 10 consecutive trading days ending on such date, the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price set forth on the cover page of this prospectus; and

(4)	such date occurs in an open trading window and there are at least 5 trading days remaining in the open trading window.

Final Lock-Up Expiration. All remaining shares of common stock subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date will be released upon the earlier of (i) immediately prior to the opening of trading on the third full trading day after we have publicly furnished our second earnings release on Form 8-K or filed our second periodic report with the SEC or (ii) 180 days after the date of this prospectus. We will announce both the Early Lock-Up Expiration Date and the Final Lock-Up Expiration Date through a press release or Form 8-K at least two full trading days before it is effective.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “DASH”.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. We have not granted the underwriters an option to purchase additional shares of Class A common stock from us.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. We will agree to reimburse the underwriters for certain Financial Industry Regulatory Authority, or FINRA, related expenses incurred by them in connection with the offering in an amount not to exceed $35,000 as set forth in the underwriting agreement.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $18 million. The underwriters have agreed to reimburse us for certain of these expenses.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in connection with our revolving credit facility, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, acted as administrative agent and, together with Goldman Sachs Lending Partners LLC, an affiliate of Goldman Sachs & Co. LLC, acted as joint lead arrangers and joint bookrunners.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive or each, a Relevant Member State, an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our Class A common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA), under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. The underwriters have been represented by Goodwin Procter LLP, Redwood City, California.

EXPERTS

The consolidated financial statements of DoorDash, Inc. and subsidiaries as of December 31, 2018 and 2019, and for each of the years in the two-year period ended December 31, 2019, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements refers to the adoption of ASC 842.

The combined financial statements of Caviar, a business of Square, Inc., as of December 31, 2017 and 2018, and for each of the years in the two-year period ended December 31, 2018, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 combined financial statements refers to the adoption of ASC 606.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. We also maintain a website at www.doordash.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

DOORDASH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

DoorDash, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of DoorDash, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

San Francisco, California

June 30, 2020, except for Note 17, which is as of November 13, 2020

DoorDash, Inc.

Consolidated Balance Sheets

(in millions, except share amounts which are reflected in thousands, and per share data)

	December 31, 2018	December 31, 2019	September 30, 2020	Pro Forma September 30, 2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$215	$257	$1,096
Marketable securities	255	508	515
Funds held at payment processors	41	50	80
Accounts receivable, net	19	58	182
Prepaid expenses and other current assets	39	125	117

Total current assets	569	998	1,990
Restricted cash	—	30	91
Marketable securities	86	—	—
Operating lease right-of-use assets	—	166	204
Property and equipment, net	21	101	182
Intangible assets, net	—	103	59
Goodwill	—	306	306
Other assets	7	28	42

Total assets	$683	$1,732	$2,874

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$35	$20	$31
Operating lease liabilities	—	17	11
Accrued expenses and other current liabilities	75	345	792

Total current liabilities	110	382	834
Operating lease liabilities	—	167	240
Convertible notes	—	—	355
Other liabilities	24	1	12

Total liabilities	134	550	1,441

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.00001 par value, 191,613, 235,860, and 240,018 shares authorized as of December 31, 2018, December 31, 2019, and September 30, 2020 (unaudited), respectively; 191,316, 230,667, and 238,989 shares issued and outstanding as of December 31, 2018, December 31, 2019, and September 30, 2020 (unaudited), respectively; liquidation preference of $985, $2,197, and $2,579 as of December 31, 2018, December 31, 2019, and September 30, 2020 (unaudited), respectively; no shares authorized, issued and outstanding as of September 30, 2020, pro forma (unaudited)	985	2,264	2,646	$—

Stockholders’ (deficit) equity:
Common stock, $0.00001 par value, 292,500, 360,000 and 375,000 shares authorized as of December 31, 2018, December 31, 2019, and September 30, 2020 (unaudited), respectively; 41,802, 43,937, and 45,382 shares issued and outstanding as of December 31, 2018, December 31, 2019, and September 30, 2020 (unaudited), respectively; 375,000 shares authorized, 284,656 shares issued and outstanding as of September 30, 2020, pro forma (unaudited)	—	—	—
Additional paid-in capital	50	70	87	2,976
Accumulated other comprehensive income (loss)	(1)	—	1	1
Accumulated deficit	(485)	(1,152)	(1,301)	(1,544)

Total stockholders’ (deficit) equity	(436)	(1,082)	(1,213)	$1,433

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$683	$1,732	$2,874

The accompanying notes are an integral part of these consolidated financial statements.

DoorDash, Inc.

Consolidated Statements of Operations

(in millions, except share amounts which are reflected in thousands, and per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Revenue	$291	$885	$587	$1,916
Costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	228	523	353	899
Sales and marketing	135	594	445	610
Research and development	51	107	73	112
General and administrative	78	245	179	337
Depreciation and amortization	9	32	16	89

Total costs and expenses	501	1,501	1,066	2,047

Loss from operations	(210)	(616)	(479)	(131)
Interest income	7	18	14	6
Interest expense	(1)	—	—	(22)
Other expense, net	—	(68)	(67)	—

Loss before income taxes	(204)	(666)	(532)	(147)
Provision for income taxes	—	1	1	2

Net loss	(204)	(667)	(533)	(149)
Premium paid on repurchase of redeemable convertible preferred stock	(3)	—	—	—
Deemed dividend to preferred stockholders	—	(1)	(1)	—

Net loss attributable to common stockholders	$(207)	$(668)	$(534)	$(149)

Net loss per share attributable to common stockholders, basic and diluted	$(4.67)	$(15.44)	$(12.41)	$(3.34)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	44,305	43,252	43,045	44,568

Pro forma net loss per share, basic and diluted (unaudited)		$(2.57)		$(0.53)

Pro forma weighted-average number of shares outstanding used to compute pro forma net loss per share, basic and diluted (unaudited)		259,956		283,145

The accompanying notes are an integral part of these consolidated financial statements.

DoorDash, Inc.

Consolidated Statements of Comprehensive Loss

(in millions)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Net loss	$(204)	$(667)	$(533)	$(149)
Other comprehensive (loss) income:
Change in unrealized (loss) gain on marketable securities	(1)	1	1	1

Total other comprehensive (loss) income	(1)	1	1	1

Comprehensive loss	$(205)	$(666)	$(532)	$(148)

The accompanying notes are an integral part of these consolidated financial statements.

DoorDash, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in millions, except share amounts which are reflected in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2018	75,550	$200	44,128	$—	$23	$(221)	$—	$(198)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs	86,256	475	—	—	—	—	—	—
Issuance of Series E redeemable convertible preferred stock, net of issuance costs	18,055	250	—	—	—	—	—	—
Conversion of promissory notes to Series D redeemable convertible preferred stock	11,752	60	—	—	—	—	—	—
Repurchase and retirement of preferred stock	(297)	—	—	—	(3)	—	—	(3)
Issuance of common stock upon exercise of stock options	—	—	4,882	—	5	—	—	5
Repurchase and retirement of common stock	—	—	(7,208)	—	—	(60)	—	(60)
Stock-based compensation	—	—	—	—	25	—	—	25
Other comprehensive loss	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	(204)	—	(204)

Balances as of December 31, 2018	191,316	$985	41,802	$—	$50	$(485)	$(1)	$(436)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	18,186	408	—	—	—	—	—	—
Forward contract liability recognized in connection with Series F redeemable convertible preferred stock	—	68	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	18,529	703	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock in connection with the acquisition of Caviar	2,636	100	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,135	—	3	—	—	3
Deemed dividend to preferred stockholders	—	—	—	—	(1)	—	—	(1)
Stock-based compensation	—	—	—	—	18	—	—	18
Other comprehensive income	—	—	—	—	—	—	1	1
Net loss	—	—	—	—	—	(667)	—	(667)

Balances as of December 31, 2019	230,667	$2,264	43,937	$—	$70	$(1,152)	$—	$(1,082)

	Three Months Ended September 30, 2019
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of June 30, 2019 (unaudited)	218,806	$1,814	43,383	$—	$62	$(866)	$—	$(804)
Issuance of Series G redeemable convertible preferred stock, net of issuance costs (unaudited)	6,589	250	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	357	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	4	—	—	4
Net loss (unaudited)	—	—	—	—	—	(152)	—	(152)

Balances as of September 30, 2019 (unaudited)	225,395	$2,064	43,740	$—	$66	$(1,018)	$—	$(952)

	Three Months Ended September 30, 2020
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of June 30, 2020 (unaudited)	238,989	$2,646	44,709	$—	$82	$(1,258)	$2	$(1,174)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	673	—	2	—	—	2
Stock-based compensation (unaudited)	—	—	—	—	3	—	—	3
Other comprehensive loss (unaudited)	—	—	—	—	—	—	(1)	(1)
Net loss (unaudited)		—	—	—	—	(43)	—	(43)

Balances as of September 30, 2020 (unaudited)	238,989	$2,646	45,382	$—	$87	$(1,301)	$1	$(1,213)

	Nine Months Ended September 30, 2019
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2018	191,316	$985	41,802	$—	$50	$(485)	$(1)	$(436)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs (unaudited)	18,186	408	—	—	—	—	—	—
Forward contract liability recognized in connection with Series F redeemable convertible preferred stock (unaudited)	—	68	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock, net of issuance costs (unaudited)	15,893	603	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	1,938	—	2	—	—	2
Deemed dividend to preferred stockholders (unaudited)	—	—	—	—	(1)	—	—	(1)
Stock-based compensation (unaudited)	—	—	—	—	15	—	—	15
Other comprehensive income (unaudited)	—	—	—	—	—	—	1	1
Net loss (unaudited)	—	—	—	—	—	(533)	—	(533)

Balances as of September, 30 2019 (unaudited)	225,395	$2,064	43,740	$—	$66	$(1,018)	$—	$(952)

	Nine Months Ended September 30, 2020
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2019	230,667	$2,264	43,937	$—	$70	$(1,152)	$—	$(1,082)
Issuance of Series H redeemable convertible preferred stock, net of issuance costs (unaudited)	8,322	382	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	1,445	—	4	—	—	4
Stock-based compensation (unaudited)	—	—	—	—	13	—	—	13
Other comprehensive income (unaudited)	—	—	—	—	—	—	1	1
Net loss (unaudited)	—	—	—	—	—	(149)	—	(149)

Balances as of September 30, 2020 (unaudited)	238,989	$2,646	45,382	$—	$87	$(1,301)	$1	$(1,213)

The accompanying notes are an integral part of these consolidated financial statements.

DoorDash, Inc.

Consolidated Statements of Cash Flows

(in millions)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities
Net loss	$(204)	$(667)	$(533)	$(149)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	9	32	16	89
Change in fair value of forward contract liability	—	67	67	—
Non-cash interest expense	—	—	—	22
Stock-based compensation	24	18	14	11
Reduction of operating lease right-of-use assets and accretion of operating lease liabilities	—	22	14	30
Bad debt expense	—	4	2	15
Other	—	—	(2)	18
Changes in operating assets and liabilities:
Funds held at payment processors	(19)	(9)	1	(30)
Accounts receivable, net	(17)	(40)	(19)	(139)
Prepaid expenses and other current assets	(30)	(88)	(27)	6
Other assets	(5)	(18)	(13)	(14)
Accounts payable	25	(13)	(15)	12
Accrued expenses and other current liabilities	48	251	168	452
Payments for operating lease liabilities	—	(3)	(4)	(19)
Other liabilities	10	(23)	23	11

Net cash (used in) provided by operating activities	(159)	(467)	(308)	315

Cash flows from investing activities
Purchases of property and equipment	(13)	(78)	(50)	(86)
Acquisitions, net of cash acquired	—	(315)	(4)	—
Capitalized software and website development costs	(3)	(14)	(8)	(36)
Purchases of marketable securities	(390)	(762)	(607)	(445)
Sales of marketable securities	—	160	160	4
Maturities of marketable securities	49	440	287	434
Other investing activities	—	(1)	—	—

Net cash used in investing activities	(357)	(570)	(222)	(129)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs	725	1,111	1,011	382
Proceeds from exercise of stock options	5	3	2	4
Proceeds from issuance of convertible notes, net of issuance costs	—	—	—	333
Repurchase of common stock	(60)	—	—	—
Deferred offering costs paid	—	(3)	(2)	(5)
Other financing activities	(4)	(2)	(1)	—

Net cash provided by financing activities	666	1,109	1,010	714

Net increase in cash, cash equivalents, and restricted cash	150	72	480	900
Cash, cash equivalents, and restricted cash
Cash, cash equivalents, and restricted cash, beginning of period	65	215	215	287

Cash, cash equivalents, and restricted cash, end of period	$215	$287	$695	$1,187

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$215	$257	$693	$1,096
Restricted cash	—	30	2	91

Total cash, cash equivalents, and restricted cash	$215	$287	$695	$1,187

Non-cash investing and financing activities
Purchases of property and equipment not yet settled	$3	$14	$7	$9
Conversion of convertible promissory notes to preferred stock	$60	$—	$—	$—
Redeemable convertible preferred stock issued in connection with an acquisition	$—	$100	$—	$—
Leasehold improvements acquired through tenant improvement allowance	$—	$—	$—	$9
Unrealized (loss) gain on marketable securities	$(1)	$1	$1	$1
Deferred offering costs not yet paid	$—	$2	$1	$2

The accompanying notes are an integral part of these consolidated financial statements.

DoorDash, Inc.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

DoorDash, Inc. (the “Company”), is incorporated in Delaware with headquarters in San Francisco, California. The Company provides a local logistics platform that enables local brick-and-mortar businesses to address consumers’ expectations of ease and immediacy and thrive in today’s convenience economy.

The Company’s local logistics platform connects merchants, consumers, and Dashers. The Company operates the DoorDash Marketplace, which enables merchants to establish an online presence and expand their reach by connecting them with consumers (the “Marketplace”). Merchants can either fulfill this demand with independent contractors who use the Company’s platform to deliver orders (“Dashers”) or by in-person pickup by consumers. Beyond demand fulfillment, the Company offers a broad array of services that enable merchants to solve mission-critical challenges such as customer acquisition, insights and analytics, merchandising, payment processing, and customer support. As part of the Marketplace, the Company also offers Pickup, which allows consumers to place advance orders, skip lines, and pick up their orders conveniently with no consumer fees, as well as DoorDash for Work, which provides merchants on the Company’s platform with large group orders and catering orders for businesses and events. The Marketplace also includes DashPass, the Company’s subscription product, which provides consumers with unlimited access to eligible merchants with zero delivery fees and reduced service fees. In addition to the Marketplace, the Company offers DoorDash Drive, a white-label logistics service that enables merchants that have generated consumer demand through their own channels to fulfill this demand using the Company’s local logistics platform (“Drive”).

Since its founding, the Company has financed its operations primarily through the issuance of equity and debt securities and from payments received through its platform. As of September 30, 2020 (unaudited), the Company has raised an aggregate of $2.5 billion, net of issuance costs, through sales of redeemable convertible preferred stock and issuance and conversion of convertible notes, excluding a one-time non-cash forward contract liability of $68 million recognized in connection with the issuance of Series F redeemable convertible preferred stock. In October 2019, the Company also issued $100 million of redeemable convertible preferred stock in connection with the acquisition of Caviar, Square, Inc.’s marketplace (“Caviar”), focused on facilitating deliveries from premium restaurants. As of September 30, 2020 (unaudited), the Company had an accumulated deficit of $1.3 billion and positive cash flows from operations of $315 million for the nine months ended September 30, 2020 (unaudited). Management believes that the Company’s current cash, cash equivalents, and marketable securities are adequate to meet its needs for at least the next twelve months.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of DoorDash, Inc. and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany transactions have been eliminated in consolidation.

Reclassifications

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2020 and the consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the nine months ended September 30, 2019 and 2020, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly the Company’s financial position as of September 30, 2020 and its results of operations and cash flows for the nine months ended September 30, 2019 and 2020. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these nine-month periods are unaudited. The results for the nine months ended September 30, 2020 are not necessarily indicative of the results expected for the full year ending December 31, 2020 or any future period.

Unaudited Pro Forma Information

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet information as of September 30, 2020 assumes the automatic conversion of all shares of redeemable convertible preferred stock outstanding as of that date into an aggregate of 239,274,936 shares of the Company’s common stock in connection with a qualifying initial public offering (“IPO”). The shares of common stock issuable and the proceeds expected to be received in connection with a qualifying IPO are excluded from such unaudited pro forma financial information.

The Company granted certain employees restricted stock units (“RSUs”) with both service-based and liquidity event-related performance vesting conditions. The liquidity event-related performance vesting condition is satisfied on the earlier of: (i) a sale event for the Company or (ii) an IPO. If the RSUs vest, one share of common stock for each vested RSU will be delivered on the applicable settlement date, which is expected to be approximately 180 days after an IPO. The Company expects to record stock-based compensation expense related to the vesting of RSUs for which the service-based vesting condition will be satisfied prior to an IPO. Accordingly, the unaudited pro forma balance sheet information as of September 30, 2020 gives effect to stock-based compensation expense of $243 million associated with RSUs for which the service-based vesting condition was satisfied as of September 30, 2020, calculated using the accelerated attribution method and for which the liquidity event-related performance vesting condition will be satisfied in connection with an IPO. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. Payroll tax withholding and remittance obligations have not been included in the pro forma adjustments. The Company may withhold the number of shares necessary to satisfy the tax withholding and remittance obligations, based on the fair value of its common stock on the settlement date. The Company is unable to quantify these obligations as of September 30, 2020 and will remain unable to quantify them until the settlement of the RSUs.

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic net loss per share is computed to give effect to the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into common stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The pro forma share amounts also give effect to the RSUs subject to both service-based and liquidity event-related performance vesting conditions for which the service-based vesting condition had been satisfied as of September 30, 2020 on a weighted-average basis. The pro forma net loss used to calculate unaudited pro forma basic net loss per share is not adjusted for stock-based compensation expense associated with these RSUs. If the IPO had occurred on December 31, 2019 or September 30, 2020, $95 million or $243 million of stock-based compensation related to these RSUs would have been recorded during the year ended December 31, 2019 or the nine months ended September 30, 2020, respectively. Additionally, pro forma net loss is computed by excluding the deemed dividend to preferred stockholders from net loss attributable to common stockholders. Unaudited pro forma diluted net loss per share is the same as the unaudited pro forma basic net loss per share for the period as the impact of any potentially dilutive securities was anti-dilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one reportable segment. See Note 3 for revenue by geography. As of December 31, 2018 and 2019, long-lived assets located outside of the United States were not material. As of September 30, 2020 (unaudited), long-lived assets located outside of the United States were $14 million.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the period presented. Estimates include, but are not limited to, revenue recognition, estimated useful lives of property and equipment, capitalized software and website development costs, intangible assets, valuation of the Company’s common stock, stock-based compensation, valuation of investments and other financial instruments, valuation of acquired intangible assets and goodwill, the incremental borrowing rate applied in lease accounting, insurance reserves, loss contingencies, and income and indirect taxes. Actual results could differ from these estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the valuation of intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Cash, Cash Equivalents, and Restricted Cash

Cash includes demand deposits with banks or financial institutions as well as cash in transit from payment processors. Cash equivalents include short-term, highly liquid investments with original maturities of three months or less and their carrying values approximate fair value due to their short-term maturities. Restricted cash consists of deposits in an escrow account for worker misclassification lawsuits and collateral provided for letters of credit established primarily for real estate leases and insurance policies.

Marketable Securities

Marketable securities primarily consist of commercial paper, U.S. government agency securities, U.S. Treasury securities, and corporate bonds. The Company invests in a diversified portfolio of marketable securities and limits the concentration of its investment in any particular security. Securities with original maturities greater than three months, but less than one year, are included in current assets and securities with original maturities greater than one year are included in non-current assets on the consolidated balance sheets. All marketable securities are classified as available-for-sale.

The Company’s marketable securities are reported at fair value, with unrealized gains and losses included as a separate component of stockholders’ deficit within accumulated other comprehensive income (loss).

Funds Held at Payment Processors

Funds held at payment processors represent cash due from the Company’s payment processors for cleared transactions with merchants and consumers.

Accounts Receivable, Net and Allowance for Doubtful Accounts

Accounts receivable, net primarily represents receivables from merchants generated through the Company’s Drive offering. The Company maintains an allowance for doubtful accounts, which is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

The Company recognized $15 million of bad debt expense in the nine months ended September 30, 2020 (unaudited). Bad debt expense was not material in the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 (unaudited).

As of December 31, 2018 and 2019 and September 30, 2020 (unaudited), allowance for doubtful accounts was zero, $2 million, and $17 million, respectively.

Property and Equipment, Net

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Estimated Useful Life
Equipment for merchants	2 years
Computer equipment and software	2 years
Office equipment	5 years
Capitalized software and website development costs	2 years
Leasehold improvements	Shorter of estimated useful life or lease term

Maintenance and repair costs are charged to expense as incurred. Upon disposal of a fixed asset, the Company records a gain or loss based on the difference between the proceeds received and the net book value of the disposed asset. There were no disposals during the year ended December 31, 2018 and the nine months ended September 30, 2019 (unaudited) and disposals were not material for the year ended December 31, 2019 and the nine months ended September 30, 2020 (unaudited).

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company’s impairment tests are based on a single operating segment and reporting unit structure. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value.

The Company conducted its annual goodwill impairment test during the fourth quarter of 2019 and determined that the fair value of the reporting unit significantly exceeded its carrying value. As such, goodwill was not impaired during the year ended December 31, 2019. No impairment charge was recorded in any of the periods presented in the accompanying consolidated financial statements.

Intangible Assets, Net

Intangible assets are recorded at fair value as of the date of acquisition and amortized on a straight-line basis over their estimated useful lives. The Company reviews identifiable amortizable intangible assets to be held and used for impairment under the long-lived asset model described under “Impairment of Long-Lived Assets” below.

Capitalized Software and Website Development Costs

The Company incurred costs relating to the development of the Company’s technology platform, which includes Dasher and merchant tools, mobile apps, and website and content development. Software development costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, are capitalized during the application development stage of the project. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs to develop the Company’s technology platform are capitalized when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred for enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades on a per project basis.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset or asset group over the asset’s or asset group’s fair value generally determined by estimates of future discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. The Company has not identified any such impairment losses through December 31, 2019. During the nine months ended September 30, 2020 (unaudited), the Company recognized an impairment of $11 million related to an operating lease right-of-use asset associated with its former headquarters, which the Company subleased to another company.

Insurance Reserves

The Company utilizes third-party insurance, which may include deductibles and self-insured retentions, to insure costs including auto liability, uninsured and underinsured motorists, and auto physical damage up to a certain dollar limit. The recorded insurance reserves reflect the estimated cost for claims incurred but not paid and claims that have been incurred but not yet reported. Liabilities are evaluated for appropriateness with valuations provided by an independent third-party actuary. To limit exposure to some risks, the Company maintains additional insurance coverage with varying limits and retentions. The Company cannot predict whether this insurance will be adequate to cover all potential hazards incidental to its business. Reserves are periodically reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ from the Company’s estimates, which could result in losses over the Company’s reserved amounts.

Loss Contingencies

The Company is involved in various lawsuits, claims, investigations, and proceedings that arise in connection with its business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. The Company records a liability in accrued expenses and other current liabilities on the consolidated balance sheets when the Company believes that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. The Company discloses material contingencies when it believes that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions on a quarterly basis and adjusts these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information.

Sales and Indirect Taxes

The Company records sales and indirect tax liabilities when they become probable and the amount can be reasonably estimated. Sales and indirect tax liabilities are included in accrued expenses and other current liabilities on the consolidated balance sheets.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains and losses on available-for-sale marketable securities. The financial statements of the Company’s foreign subsidiaries are translated from their functional currency, which is typically the local currency, into U.S. dollars. Assets and liabilities are translated at period end rates of exchange, and revenue and expenses are translated using average monthly exchange rates. The resulting gain or loss is included in accumulated other comprehensive income (loss) on the consolidated balance sheets.

Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of stockholders’ deficit within accumulated other comprehensive income (loss).

Stock-Based Compensation

The Company estimates the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years. The fair value of RSUs is estimated based on the fair value of the Company’s common stock on the date of grant. The Company grants RSUs that vest upon the satisfaction of both a service-based vesting condition, which is typically four years, and a liquidity event-related performance vesting condition. See Note 12 for more information about the liquidity event-related performance vesting condition. The fair value of RSUs with a liquidity event-related performance vesting condition is recognized as compensation expense over the requisite service period, using the accelerated attribution method, once the liquidity event-related performance vesting condition becomes probable of being achieved. In the period in which the liquidity event-related performance vesting condition becomes probable of being achieved, the Company will record cumulative stock-based compensation expense for those RSUs for which the service-based vesting condition has been satisfied. Stock-based compensation related to the remaining service-based period after the liquidity event-related performance vesting condition is satisfied will be recorded over the remaining requisite service period. The Company records forfeitures when they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

•	per share fair value of the underlying common stock;

•	exercise price;

•	expected term;

•	risk-free interest rate;

•	expected stock price volatility over the expected term; and

•	expected annual dividend yield.

The fair value of the shares of common stock underlying the stock options and RSUs has historically been determined by the Company’s board of directors as there is no public market for the underlying common stock. The Company’s board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of its common stock, the valuation of comparable companies, sales of the Company’s common and redeemable convertible preferred stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability, and general and industry specific economic outlook, amongst other factors.

For all stock options granted, the Company calculated the expected term using the simplified method for “plain vanilla” stock option awards. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. The Company’s common stock is not publicly traded, and therefore, the Company used the historical volatility of the stock price of similar publicly traded peer companies. The Company utilized a dividend yield of zero, as it had no history or plan of declaring dividends on its common stock.

Provision for Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company operates in various tax jurisdictions and is subject to audit by tax authorities. The Company recognizes the tax benefit of an uncertain tax position only if it is more-likely-than-not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes.

Fair Value

The Company measures certain assets and liabilities at fair value on a recurring basis based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability.

The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying amounts of certain of the Company’s financial instruments, which include cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values due to their short maturities. The carrying value of the Company’s convertible promissory notes entered into in February 2020, which are recorded at amortized cost, approximates fair value as the stated interest rate approximates market rates for similar loans.

Concentration of Credit Risk

The Company’s cash, cash equivalents, marketable securities, funds held at payment processors, and accounts receivable are potentially subject to concentration of credit risk. Although the Company deposits its cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists. The Company limits purchases of debt securities to investment-grade securities. The Company has not experienced any significant credit losses historically.

The Company relies on a limited number of third parties to provide payment processing services (“payment processors”) and collect amounts due from end-users. Payment processors are financial institutions or credit card companies that the Company believes are of high credit quality. The Company retains the risk of collecting such amounts from the payment processor, which are included in funds held at payment processors for the unsettled portion at each period end. The portion of the payments to be remitted to Dashers and merchants is included in accrued expenses and other current liabilities. Although the Company pre-authorizes forms of payment to mitigate its exposure, the Company absorbs all credit card losses.

Accounts receivable, net primarily represents receivables from merchants that were generated through the Company’s Drive offering. As of December 31, 2018, three customers individually accounted for 31%, 24%, and 18% of accounts receivable, net, respectively. As of December 31, 2019, two customers individually accounted for 26% and 11% of accounts receivable, net, respectively. As of September 30, 2020 (unaudited), three customers individually accounted for 14%, 12%, and 11% of accounts receivable, net, respectively. No customer accounted for 10% or more of revenue for the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2019 and 2020 (unaudited).

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with its Customers. The Company generates a substantial majority of its revenue from orders completed through the DoorDash Marketplace and the related commissions charged to partner merchants and fees charged to consumers. A partner merchant represents a merchant that has entered into a contractual agreement with DoorDash. Revenue from the DoorDash Marketplace is recognized at the point in time when the consumer obtains control of the merchant’s products. The Company also generates revenue from membership fees paid by consumers for DashPass, which is recognized as part of the DoorDash Marketplace. Revenue generated from the Company’s DashPass subscriptions is recognized on a ratable basis over the contractual period, which is generally one month to one year depending on the type of subscription purchased by the consumer. In addition, the Company also generates revenue from its Drive offering by collecting per-order fees from merchants that use its local logistics platform to arrange for delivery services that fulfill demand generated through their own channels. Revenue from Drive is recognized at the point in time when the consumer obtains control of the merchant’s products.

When determining the appropriate accounting for the fees collected in exchange for the use of the Company’s local logistics platform, the Company considered its contractual arrangements with the parties involved as well as its customary business practices. Under the Company’s agreements with partner merchants, the Company agrees to a commission to be earned as a percentage of the total dollar value of goods ordered. When a consumer signs up to use the Company’s local logistics platform, the consumer agrees to be charged certain fees, at the time an order is placed, in exchange for use of the platform. The Company has concluded that a contract exists between the Company and a partner merchant when the partner merchant accepts each consumer’s order, and a contract exists between the Company and a consumer when the consumer places the order and requests delivery services. The duration of a contract is typically equal to the time between when the order is placed and a Dasher picks up the food from the merchant. Contracts including variable consideration with partner merchants were not material for the periods presented.

The Company’s local logistics platform facilitates orders between consumers and partner merchants. Separately, the Company’s platform arranges for consumers to obtain delivery service from Dashers. The Company has determined that the order facilitation service and delivery facilitation service are distinct performance obligations and has therefore considered whether it is a principal or agent separately for each of these items. The order facilitation service and the delivery facilitation service are distinct given that the consumer can benefit from each item separately. Further, the order facilitation service and delivery facilitation service are separately identifiable as the nature of the promises are to transfer the order facilitation service and delivery facilitation service individually, rather than as a combined item.

Principal vs. Agent Considerations

Judgment is required in determining whether the Company is the principal or the agent in transactions with partner merchants, consumers, and Dashers. As it relates to the accounting for the order and delivery service promises, the Company evaluated whether to present revenue on a gross versus net basis based on whether it controls each specified good or service before it is provided to the consumer in DoorDash Marketplace transactions.

With respect to order facilitation services, the Company has determined it is an agent for partner merchants in facilitating the sale of products to the consumer through the DoorDash Marketplace. The consumer accesses the Company’s local logistics platform to identify merchants and places an order for merchants’ products. These orders are picked up from partner merchants and delivered to consumers by Dashers. The Company does not control the products prior to them being transferred to the consumer as it neither has the ability to redirect the products to another consumer nor does it obtain any economic benefit from the products.

With respect to delivery facilitation services, the Company has determined it is acting as an agent for the consumer in facilitating the delivery of products by connecting consumers with Dashers. As the Company’s role with the delivery facilitation service is only to arrange for a delivery opportunity to be offered to prospective Dashers, it does not control how the delivery service is ultimately provided to the consumer.

As the Company is an agent in facilitating the sale of products and delivery services, the Company reports revenue on a net basis, reflecting amounts collected from consumers, less amounts remitted to merchants and Dashers. Dasher payout represents the amounts paid to Dashers for deliveries, including incentives and tips, except for certain referral bonuses. From time to time, Dashers may request an earlier payment settlement in exchange for a reduction in Dasher payout. The amounts payable to merchants and Dashers are included in accrued expenses and other current liabilities on the consolidated balance sheets as payments are typically settled on a weekly basis.

The Company recognizes revenue from both partner merchants and consumers for each successfully completed transaction. The Company satisfies its performance obligations to a partner merchant when there is a successful sale of the merchant’s products and meets its performance obligation to a consumer once the Dasher has picked up the products from the merchant for delivery to the consumer.

Refunds and Credits

From time to time the Company issues credits or refunds to merchants and consumers to ameliorate issues that may arise with orders. The Company accounts for such refunds as variable consideration and therefore records the amount of each refund or credit issued as a reduction of revenue.

Incentive Programs

The Company offers incentives to attract consumers and Dashers to use its local logistics platform. Consumers typically receive credits or discounted delivery fees while Dashers typically receive cash incentives. Each of the incentives are described below:

Consumer Promotions

The Company uses promotions in tandem with sales and marketing spend to attract new consumers to its platform. Promotions offered to consumers are primarily recorded as a reduction of revenue and include the following:

New consumer incentives: The Company records discounts and incentives provided to new consumers as a promotion and reduces revenue on the date that the corresponding revenue transaction is recorded.

Consumer referrals: The Company offers referral credits to its existing consumers for referrals of new consumers. These referral credits are paid in exchange for a distinct marketing service and therefore the portion of these credits that is equal to or less than the fair value of acquiring a new consumer are accounted for as a consumer acquisition cost. These new consumer acquisition costs are expensed as incurred and reflected as sales and marketing expenses in the Company’s consolidated statements of operations. The portion of these credits in excess of the fair value of acquiring a new consumer is accounted for as a reduction of revenue.

Existing consumer incentives: On occasion, the Company offers promotional discounts to existing consumers. The Company records incentives provided to existing consumers as a promotion and reduces revenue on the date that the corresponding revenue transaction is recorded.

Dasher Incentives and Referrals

The Company offers various incentives to Dashers, which are primarily recorded within Dasher payout and reduce revenue. These are offered in various forms and include:

Peak pay: The Company makes additional payments to Dashers to incentivize them to accept delivery opportunities during peak demand time.

Dasher referrals: The Company offers referral bonuses to referring Dashers, as well as to referred Dashers, once the new Dasher has met certain qualifying conditions. The Company expenses the fair value of payments made to the referring Dashers as incurred in sales and marketing expenses in the consolidated statements of operations, since the marketing of the Company’s platform to acquire new Dashers represents a distinct benefit to the Company. The portion of these referral bonuses in excess of the fair value of payments made to the referring Dashers is accounted for as a reduction of revenue. Payments made to the referred Dashers are recorded within Dasher payout and reduce revenue at the time the corresponding revenue transaction is recorded.

Cost of Revenue, Exclusive of Depreciation and Amortization

Cost of revenue primarily consists of (i) order management costs, which include payment processing charges, net of rebates issued from payment processors, costs associated with cancelled orders, costs related to placing orders with non-partner merchants, and insurance expenses, (ii) platform costs, which include costs for onboarding merchants and Dashers, costs for providing support for consumers, merchants, and Dashers, and technology platform infrastructure costs, and (iii) personnel costs, which include personnel-related compensation expenses related to the Company’s local operations, support, and other teams, and allocated overhead. Personnel-related compensation expenses primarily include salary, bonus, benefits, and stock-based compensation expense. Allocated overhead is determined based on an allocation of shared costs, such as facilities (including rent and utilities) and information technology costs, among all departments based on employee headcount. As such, allocated shared costs are reflected in each of the expense categories.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising and other ancillary expenses related to merchant, consumer, and Dasher acquisition, including certain consumer referral credits and Dasher referral fees paid to the referrers to the extent they represent fair value of acquiring a new consumer or a new Dasher, brand marketing expenses, personnel-related compensation expenses for sales and marketing employees, and commissions expense including amortization of deferred contract costs, as well as allocated overhead. Advertising expenses were $81 million and $446 million for the years ended December 31, 2018 and 2019, respectively, and $340 million and $456 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

Research and Development

Research and development expenses primarily consist of personnel-related compensation expenses related to data analytics and the design of, product development of, and improvements to the Company’s platform, as well as expenses associated with the licensing of third-party software and allocated overhead.

General and Administrative

General and administrative expenses primarily consist of legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, personnel-related compensation expenses related to administrative employees, which include finance and accounting, human resources and legal, chargebacks associated with fraudulent credit card transactions, professional services fees, acquisition-related expenses, and allocated overhead.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation and amortization expenses associated with the Company’s property and equipment and intangible assets. Depreciation includes expenses associated with equipment for merchants, including equipment for merchants under finance leases, computer equipment and software, office equipment, and leasehold improvements. Amortization includes expenses associated with the Company’s capitalized software and website development costs, as well as acquired intangible assets. Depreciation and amortization are excluded from cost of revenue and operating expenses.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. The holders of the Company’s redeemable convertible preferred stock would be entitled to dividends in preference to common stockholders, at specified rates, if declared. Such dividends are not cumulative. Any remaining earnings would be distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an as-converted basis. These holders of the Company’s redeemable convertible preferred stock are not contractually obligated to participate in the Company’s losses.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, accounting, and other fees relating to the anticipated sale of the Company’s common stock in the IPO, are capitalized and will be recorded as a reduction of proceeds from the offering upon the consummation of the offering. As of

December 31, 2018 and 2019 and September 30, 2020 (unaudited), there were zero, $5 million, and $11 million of deferred offering costs, respectively, included in other assets on the consolidated balance sheets.

Leases

The Company applies the guidance in Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASC 842”). The Company adopted ASC 842 on January 1, 2019, using the modified retrospective transition method and used the effective date as the date of initial application. Consequently, financial information is not updated and the disclosures required under ASC 842 are not provided for dates and periods before January 1, 2019. The Company elected the package of practical expedients available in the leasing transition guidance, and therefore did not reassess whether existing or expired contracts contain leases, lease classification, or initial direct costs. Additionally, the Company has elected the practical expedient to not separate lease and non-lease components for all of the Company’s leases. The Company also has elected the short-term lease exception for all classes of assets, and therefore does not apply the recognition requirements for leases of 12 months or less. Expense related to short-term leases is recognized either straight-line over the lease term or as incurred depending on whether the lease payments are fixed or variable. Variable lease payments were not material for the year ended December 31, 2019 and the nine months ended September 30, 2019 and 2020 (unaudited). The Company did not utilize the practical expedient allowing the use of hindsight in determining the lease term and in assessing impairment of its operating lease right-of-use (“ROU”) assets.

The Company determines if an arrangement is or contains a lease at inception. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company’s classes of assets that are leased include real estate leases and equipment leases. Operating leases consist of real estate leases and are included in operating lease ROU assets and operating lease liabilities on the Company’s consolidated balance sheets. Finance leases consist of equipment leases and are included in property and equipment, net, other current liabilities, and other liabilities on the Company’s consolidated balance sheets.

The Company’s real estate leases are for an initial period between one and 15 years, and typically include renewal options, the election of which is at the option of the Company. The Company includes renewal options in the measurement of lease liabilities only to the extent the option is reasonably certain to be exercised. For leases that provide the option to terminate, the lease term includes periods covered by such options to the extent the Company is reasonably certain not to exercise the option.

The Company subleases certain portions of buildings subject to operating leases. The terms and conditions of the subleases are commensurate with the terms and conditions within the original operating leases. The term of the subleases generally range from four to five years, payments are fixed within the contracts, and there are no residual value guarantees or other restrictions or covenants in the leases.

When the discount rate implicit in the lease cannot be readily determined, the Company uses the applicable incremental borrowing rate at lease commencement in order to discount lease payments to present value for purposes of performing lease classification tests and measuring the lease liability. The incremental borrowing rate represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Because the Company does not generally borrow on a collateralized basis, it uses a derived unsecured synthetic credit rating adjusted for collateralization, current available yield curves, and the lease term as inputs to derive an appropriate incremental borrowing rate.

Recent Accounting Pronouncements Adopted

In February 2016, the FASB issued ASC 842, which along with subsequent amendments, supersedes the lease accounting requirements in ASC 840, Leases. The new guidance requires a lessee to recognize ROU assets and lease liabilities arising from operating and financing leases on the consolidated balance sheets and to disclose key information about leasing arrangements. Upon adoption of the new leasing standard on January 1, 2019, the Company recognized operating lease ROU assets of $41 million and operating lease liabilities of $42 million, and derecognized $1 million of deferred rent previously recorded in accrued expenses and other current liabilities and other liabilities on the Company’s consolidated balance sheets. The Company’s adoption of the new leasing standard did not impact cumulative expense recognized related to leases existing as of the adoption date. Accordingly, no adjustments were made to the opening balance of accumulated deficit as of the adoption date.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The new guidance amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. For public business entities that are U.S. Securities and Exchange Commission (the “SEC”) filers, this standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, this standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for all entities. The Company plans to adopt this standard on January 1, 2021. The Company does not believe that the new guidance will have a material impact on its consolidated financial statements and related disclosures.

3. Revenue

The following tables present the Company’s revenue disaggregated by offering and by geographical region.

Revenue by offering was as follows (in millions):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Core business	$282	$876	$578	$1,916
Other revenue	9	9	9	—

Total revenue	$291	$885	$587	$1,916

Core business is primarily comprised of Marketplace, which includes Pickup and DoorDash for Work, and Drive.

Revenue by geographic area is determined based on the address of the merchant, or in the case of DashPass, the address of the consumer. Revenue by geographic area was as follows (in millions):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
United States	$282	$877	$579	$1,912
International	9	8	8	4

Total revenue	$291	$885	$587	$1,916

Contract Liabilities

The timing of revenue recognition may differ from the timing of invoicing to or collections from customers. The Company’s contract liabilities balance, which is included in accrued expenses and other current liabilities on the consolidated balance sheets, is primarily comprised of certain consumer credits, prepayments received from consumers for DashPass subscriptions, as well as other transactions for which the revenue is recognized over time. The contract liabilities balance was $3 million and $13 million as of December 31, 2018 and 2019, respectively, and $55 million as of September 30, 2020 (unaudited).

Deferred Contract Costs

Deferred contract costs represent direct and incremental costs incurred to acquire or fulfill the Company’s contracts, consisting of sales commissions and costs related to merchant onboarding, which the Company expects to recover. Deferred contract costs are amortized on a straight-line basis over the expected period of benefit, which the Company determined by considering historical attrition rates and other factors. Deferred contract costs are recorded in prepaid expenses and other current assets and other assets on the consolidated balance sheets. Amortization of deferred contract costs related to sales commissions is recognized in sales and marketing expense and amortization of deferred contract costs related to merchant onboarding is recognized in cost of revenue, exclusive of depreciation and amortization in the consolidated statements of operations. A summary of activities related to deferred contract costs is as follows (in millions):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Beginning balance	$2	$6	$6	$21
Capitalization of deferred contract costs	5	19	14	21
Amortization of deferred contract costs	(1)	(4)	(2)	(6)

Ending balance	$6	$21	$18	$36

Deferred contract costs, current	$2	$4	$4	$11
Deferred contract costs, non-current	4	17	14	25

Total deferred contract costs	$6	$21	$18	$36

4. Acquisitions

Caviar Acquisition

On October 31, 2019, the Company acquired Caviar in an effort to help grow its business, advance its strategy of offering consumers differentiated merchant selection, and enable the Company to cater to even more food preferences and occasions. The acquisition has been accounted for under the acquisition method of accounting. The acquisition date fair value of the consideration transferred was $411 million, which consisted of $311 million in cash, including $1 million in seller transaction costs settled at closing, and $100 million of the Company’s Series G redeemable convertible preferred stock. The Company’s acquisition-related costs were $5 million and all costs were recorded as general and administrative expenses on the Company’s consolidated statements of operations during the period in which they were incurred.

The total purchase consideration of the Caviar acquisition was allocated to the tangible and intangible assets acquired, and liabilities assumed, based upon their respective fair values as of the date of the acquisition. Management determined the fair values based on a number of factors, including a valuation from an independent third-party valuation firm. The excess of the purchase price over the net assets acquired was recorded as goodwill. Goodwill is attributable to the assembled workforce and anticipated synergies from the future growth and strategic advantages in the food delivery industry. The goodwill recorded in connection with the acquisition of Caviar is deductible for tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date (in millions):

October 31, 2019
Prepaid expenses and other current assets	$4
Intangible assets	106
Goodwill	305
Accrued expenses and other current liabilities	(3)
Other liabilities	(1)

Total purchase price	$411

The following table sets forth the components of identifiable intangible assets acquired (in millions) and their estimated useful lives as of the date of acquisition (in years):

	Estimated Useful Life	October 31, 2019
Existing technology	1.5	$45
Vendor relationships	13.0	45
Courier relationships	1.5	1
Customer relationships	3.0	9
Trade name and trademarks	3.0	6

Total acquired intangible assets		$106

Existing technology acquired primarily consists of Caviar’s online and mobile platform for restaurant pickup and delivery orders. The estimated fair value of the existing technology and vendor relationships was determined based on the present value of the expected cash flows to be generated by each existing technology and existing vendor respectively. The Company expects to amortize the fair value of these intangible assets on a straight-line basis over their respective estimated useful lives.

Included within the prepaid expenses and other current assets acquired is an indemnification asset of $3 million, which relates to a corresponding assumed liability of $3 million related to a probable and estimable legal settlement for which Square, Inc. has provided an indemnification to the Company.

The amount of revenue from Caviar included in the consolidated statements of operations for the year ended December 31, 2019 was $15 million.

The following unaudited pro forma results presents the combined revenue and net loss as if the Caviar acquisition had been completed on January 1, 2018, the beginning of the comparable annual reporting period. The unaudited pro forma information is based on estimates and assumptions which the Company believes are reasonable and primarily reflects adjustments for the pro forma impact of additional amortization related to the fair value of acquired intangible assets and transaction costs. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the periods presented, nor are they indicative of future results of operations. The unaudited pro forma results are as follows (in millions):

	Year Ended December 31,
	2018	2019
Revenue	$361	$971
Net loss	(291)	(726)

Scotty Labs Acquisition

During the year ended December 31, 2019, the Company completed the acquisition of Scotty Labs, Inc., which was accounted for under the acquisition method of accounting. The acquisition date fair value of the consideration transferred was $5 million. The total purchase consideration was allocated to the tangible and intangible assets acquired, and liabilities assumed, which primarily consisted of $4 million of intangible assets. The identifiable intangible assets acquired consisted entirely of existing technology, which has an estimated remaining useful life of 2 years as of December 31, 2019. Additionally, the Company recorded $1 million of goodwill, which represented the excess of the purchase price over the net assets acquired.

The acquisition is not material to the Company for the periods presented, and therefore, pro forma information has not been presented.

5. Goodwill and Intangible Assets, Net

The changes in the carrying amount of goodwill for the periods presented were as follows (in millions):

Total
Balance as of December 31, 2018	$—
Acquisitions	306

Balance as of December 31, 2019 and September 30, 2020 (unaudited)	$306

There was no impairment for the periods presented. See Note 4 for further details of goodwill recorded.

Intangible assets, net consisted of the following as of December 31, 2019 (in millions):

	Weighted-average Remaining Useful Life (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Existing technology	1.4	$49	$(6)	$43
Vendor relationships	12.8	45	(1)	44
Courier relationships	1.3	1	—	1
Customer relationships	2.8	9	—	9
Trade name and trademarks	2.8	6	—	6

Balance as of December 31, 2019		$110	$(7)	$103

Intangible assets, net consisted of the following as of September 30, 2020 (in millions):

	Weighted-average Remaining Useful Life (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(unaudited)
Existing technology	0.1	$49	$(43)	$6
Vendor relationships	12.1	45	(3)	42
Courier relationships	0.6	1	—	1
Customer relationships	2.1	9	(3)	6
Trade name and trademarks	2.1	6	(2)	4

Balance as of September 30, 2020		$110	$(51)	$59

As a result of the Company’s progress of integrating Caviar into its existing technology platform, the Company evaluated the remaining useful life of existing technology in February 2020 and determined there was a change in the estimated useful life of this asset that would require an acceleration of the amortization expense. The useful life of Caviar existing technology was reduced to 0.7 years at the time of the change in estimate, resulting in additional amortization expense of $13 million for the nine months ended September 30, 2020 (unaudited).

Amortization expense associated with intangible assets was zero, $7 million, zero, and $44 million for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

The estimated future amortization expense of intangible assets as of December 31, 2019 was as follows (in millions):

Year Ending December 31,	Amortization Expense
2020	$41
2021	20
2022	8
2023	4
2024	3
2025 and thereafter	27

Total estimated future amortization expense	$103

The estimated future amortization expense of intangible assets as of September 30, 2020 (unaudited) was as follows (in millions):

Year Ending December 31,	Amortization Expense
Remainder of 2020	$7
2021	10
2022	8
2023	4
2024	3
Thereafter	27

Total estimated future amortization expense	$59

6. Fair Value Measurements

The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in millions):

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents
Commercial paper	$—	$9	—	$9
Short-term marketable securities
Commercial paper	—	64	—	64
Corporate bonds	—	125	—	125
U.S. government agency securities	—	9	—	9
U.S. Treasury securities	—	57	—	57
Long-term marketable securities
Corporate bonds	—	79	—	79
U.S. government agency securities	—	7	—	7

Total	$—	$350	$—	$350

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents
Corporate bonds	$—	$2	$—	$2
Short-term marketable securities
Commercial paper	—	8	—	8
Corporate bonds	—	110	—	110
U.S. government agency securities	—	43	—	43
U.S. Treasury securities	—	347	—	347

Total	$—	$510	$—	$510

	September 30, 2020
	Level 1	Level 2	Level 3	Total
	(unaudited)
Cash equivalents
Money market funds	$2	$—	$—	$2
Short-term marketable securities
Commercial paper	—	63	—	63
Corporate bonds	—	63	—	63
U.S. government agency securities	—	30	—	30
U.S. Treasury securities	—	359	—	359

Total	$2	$515	$—	$517

The fair value of the Company’s Level 1 financial instruments is based on quoted market prices for identical instruments in active markets. The fair value of the Company’s Level 2 fixed income securities is obtained from an independent pricing service, which may use quoted market prices for identical or comparable instruments in less active markets or model driven valuations using observable market data or inputs corroborated by observable market data. The forward contract that was entered into and settled during the year ended December 31, 2019 was a Level 3 financial instrument. See Note 11 for more information regarding the forward contract.

There were no Level 3 assets or liabilities as of December 31, 2018 and 2019 and September 30, 2020 (unaudited).

7. Balance Sheet Components

Cash Equivalents and Marketable Securities

The following tables summarize the cost or amortized cost, gross unrealized gain, gross unrealized loss, and fair value of the Company’s cash equivalents and marketable securities (in millions):

	December 31, 2018
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Cash equivalents
Commercial paper	$10	$—	$(1)	$9
Short-term marketable securities
Commercial paper	64	—	—	64
Corporate bonds	125	—	—	125
U.S. government agency securities	9	—	—	9
U.S. Treasury securities	57	—	—	57
Long-term marketable securities
Corporate bonds	79	—	—	79
U.S. government agency securities	7	—	—	7

Total	$351	$—	$(1)	$350

	December 31, 2019
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Cash equivalents
Corporate bonds	$1	$1	$—	$2
Short-term marketable securities
Commercial paper	8	—	—	8
Corporate bonds	110	—	—	110
U.S. government agency securities	43	—	—	43
U.S. Treasury securities	347	—	—	347

Total	$509	$1	$—	$510

	September 30, 2020
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
	(unaudited)
Cash equivalents
Money market funds	$2	$—	$—	$2
Short-term marketable securities
Commercial paper	63	—	—	63
Corporate bonds	62	1	—	63
U.S. government agency securities	30	—	—	30
U.S. Treasury securities	359	—	—	359

Total	$516	$1	$—	$517

No individual security incurred continuous unrealized losses for greater than twelve months as of December 31, 2018, December 31, 2019, and September 30, 2020 (unaudited).

Property and Equipment, net

Property and equipment, net consisted of the following (in millions):

	December 31, 2018	December 31, 2019	September 30, 2020
			(unaudited)
Equipment for merchants	$18	$55	$94
Computer equipment and software	4	12	17
Capitalized software and website development costs	10	25	63
Leasehold improvements	1	31	45
Office equipment	2	7	10
Construction in progress	—	10	33

Total	35	140	262
Less: Accumulated depreciation and amortization	(14)	(39)	(80)

Property and equipment, net	$21	$101	$182

Included within equipment for merchants was $4 million of assets under finance leases as of both December 31, 2018 and 2019 and zero as of September 30, 2020 (unaudited). Accumulated depreciation of these assets under finance leases totaled $2 million and $4 million as of December 31, 2018 and 2019, respectively and zero as of September 30, 2020 (unaudited).

Depreciation expenses were $6 million and $20 million for the years ended December 31, 2018 and 2019, respectively, and $13 million and $35 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively. Depreciation expenses included depreciation expense on finance leases of $2 million for each of the years ended December 31, 2018 and 2019. Depreciation expense on finance leases was not material for the nine months September 30, 2019 and 2020 (unaudited).

The Company capitalized $4 million and $15 million in capitalized software and website development costs during the years ended December 31, 2018 and 2019, respectively, and $8 million and $38 million during the nine months ended September 30, 2019 and 2020 (unaudited), respectively. Capitalized software and website development costs are included in property and equipment, net on the consolidated balance sheets. Amortization of capitalized software and website development costs was $3 million and $5 million for the years ended December 31, 2018 and 2019, respectively, and was $3 million and $10 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

Construction in progress primarily included leasehold improvements on premises that are not ready for use and equipment for merchants that are not placed in service.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in millions):

	December 31, 2018	December 31, 2019	September 30, 2020
			(unaudited)
Litigation reserves	$4	$99	$161
Sales tax payable and accrued sales and indirect taxes	16	51	111
Accrued operations related expenses	19	40	104
Accrued advertising	5	24	104
Dasher and merchant payable	1	27	99
Credits issued to consumers	8	19	30
Insurance reserves	8	15	37
Unearned revenue	—	8	48
Other	14	62	98

Total	$75	$345	$792

8. Leases

The Company leases its facilities under non-cancelable lease agreements which expire between 2020 and 2035. Certain of these arrangements have free rent, escalating rent payment provisions, lease renewal options, and tenant allowances. Under such arrangements, the Company recognizes a ROU asset and lease liability on the consolidated balance sheets. Rent expense is recognized on a straight-line basis over the non-cancelable lease term. The Company also leased equipment for merchants under finance lease agreements and such assets were recorded within property and equipment, net on the consolidated balance sheets. Most of the Company’s leases are operating leases, and activities related to finance leases were not material for the periods presented.

Rent expense, net of sublease income, was $10 million and $29 million during the years ended December 31, 2018 and 2019, respectively, and $19 million and $34 million during the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

In June 2019, the Company subleased its previous headquarters office space to another company (the “Sublessee”). The sublease required Sublessee to pay 100% of any rent and other related expenses due and payable under the existing lease with the landlord (the “Head Lease”), however the Company was not relieved from its legal obligation to the landlord under the Head Lease. Accordingly, as of December 31, 2019 an operating lease liability and an operating lease ROU asset was reflected on the Company’s consolidated balance sheets related to the Head Lease. Prior to April 2020, all payments due and payable by Sublessee were made timely.

In early April 2020, as a result of a disruption to Sublessee’s business due to the COVID-19 pandemic, Sublessee informed the Company that it would not be making any future monthly rent payment. Accordingly, the Company ceased recognizing sublease income beginning in April 2020, and further determined that an impairment existed and recognized an initial impairment charge of $6 million. The Company reassessed the fair value of the ROU asset as of September 30, 2020 and recorded an additional impairment charge of $5 million, reducing the carrying value of the ROU asset to its estimated fair value and resulting in total impairment charges of $11 million during the nine months ended September 30, 2020 (unaudited). Fair value of the ROU asset was estimated using an income-approach based on forecasted future cash flows expected to be derived from the property based on current sublease market rent. As of September 30, 2020, the Company was continuing its efforts to obtain a subtenant for this space.

The components of lease costs related to the Company’s operating leases included in the consolidated statements of operations for the periods presented were as follows (in millions):

	Year Ended December 31, 2019	Nine Months Ended September 30,
		2019	2020
		(unaudited)
Operating lease cost	$22	$14	$30
Short-term lease cost	10	7	9
Sublease income	(3)	(2)	(5)

Total lease cost	$29	$19	$34

Lease terms and discount rates for operating leases were as follows:

	December 31, 2019	September 30, 2020
		(unaudited)
Weighted-average remaining lease term (in years)	10.2	10.9
Weighted-average discount rate	7.12%	8.06%

Supplemental cash flow and non-cash information was as follows (in millions):

	Year Ended December 31, 2019	Nine Months Ended September 30,
		2019	2020
		(unaudited)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$12	$8	$22
Financing cash flows for finance leases	$1	$1	$—
ROU assets obtained in exchange for new lease liabilities
Operating leases	$137	$69	$65

As of December 31, 2019 and September 30, 2020 (unaudited), the Company had entered into long term non-cancelable real estate lease contracts of $246 million and $119 million, respectively, for which leases have not yet commenced. Such leases are not included in the operating lease ROU assets and operating lease liabilities on the consolidated balance sheets.

As of December 31, 2019, the future minimum lease payments required under operating leases were as follows (in millions):

Year Ending December 31,	Amount
2020	$27
2021	35
2022	41
2023	42
2024	42
2025 and thereafter	357

Total future minimum lease payments	544
Less: Lease not commenced	(246)
Less: Imputed interest	(85)
Less: Tenant improvement receivable	(29)

Present value of future minimum lease payments	$184

As of September 30, 2020, the future minimum lease payments required under operating leases were as follows (in millions):

Year Ending December 31,	Amount
(unaudited)
Remainder of 2020	$7
2021	37
2022	44
2023	45
2024	44
Thereafter	360

Total future minimum lease payments	537
Less: Lease not commenced	(119)
Less: Imputed interest	(149)
Less: Tenant improvement receivable	(18)

Present value of future minimum lease payments	$251

Prior to the adoption of ASC 842, future minimum lease payments required under operating leases as of December 31, 2018 were as follows (in millions):

Year Ending December 31,	Amount
2019	$13
2020	22
2021	25
2022	25
2023	24
2024 and thereafter	172

Total future minimum lease payments	$281

Future minimum sublease income as of December 31, 2019 and September 30, 2020 (unaudited) is not material.

9. Promissory Notes

2017 Convertible Promissory Notes

In September and December 2017, the Company entered into Note Purchase Agreements pursuant to which the Company issued convertible promissory notes with an aggregate principal amount of $60 million (the “Notes”) to two existing investors and one new investor. The Notes accrued interest at the rate of 1.29% per annum. The Notes could be redeemed or converted into redeemable convertible preferred stock upon either, (i) a change in control, or (ii) an equity financing of at least $50 million. The Notes could also be accelerated upon the occurrence of a customary event of default. In 2018, the Company issued Series D redeemable convertible preferred stock, thereby satisfying the Notes’ conversion condition. As a result, the outstanding principal and accrued interest of $60 million converted into a total of 11,752,210 shares of Series D redeemable convertible preferred stock.

Promissory Note Issued to Not-for-Profit Organization

In October 2019, the Company entered into a $30 million promissory note (the “Promissory Note”) with a third-party not-for-profit organization to support a 2020 ballot initiative in California. The Promissory Note does not bear interest, and the Company has rights to demand repayment to the extent such funds have not been spent by the not-for-profit organization. The Promissory Note, less any amounts spent, is payable to the Company upon the earlier of (i) the Company demanding a repayment or (ii) by December 31, 2020. The Company initially recorded the Promissory Note as a prepaid expense and other current asset on the consolidated balance sheet and the Company’s portion of amounts spent by the not-for-profit organization are recorded as general and administrative expenses as the funds are spent. As of December 31, 2019 and September 30, 2020 (unaudited), the carrying value of the Promissory Note was $29 million and $7 million, respectively, and was recorded in prepaid expenses and other current assets on the consolidated balance sheets. During the year ended December 31, 2019 and the nine months ended September 30, 2020 (unaudited), the Company recorded $1 million and $22 million, respectively, in general and administrative expenses in the consolidated statements of operations.

2020 Convertible Promissory Notes (unaudited)

In February 2020, the Company issued convertible notes for an aggregate principal amount of $340 million with an initial maturity date in March 2025 (the “2020 Notes”). The Company received net proceeds of $333 million, net of $2 million in debt issuance costs, reflecting an original issue discount on the principal of $5 million. The interest rate is 10.00% per annum, payable quarterly in arrears. At the election of the Company, interest is to be paid in cash or by increasing the principal amount of the 2020 Notes by payment-in-kind. The 2020 Notes will be automatically converted upon the later of (i) the one-year anniversary of the issuance date of the 2020 Notes and (ii) the trading day that is the tenth trading day immediately following the date of a Qualified Public Company Event ((i) and (ii), in either case, the “initial conversion date”). A Qualified Public Company Event for purposes of the 2020 Notes means any transaction, including a direct listing or an initial public offering, that (a) results in the Company’s common stock being registered under Section 12(b) of the Exchange Act of 1934, as amended, and listed on the New York Stock Exchange, the Nasdaq Global Select Market, or the Nasdaq Global Market and (b) in connection with a firm commitment underwritten initial public offering with net proceeds of at least $100 million. If, following a Qualified Public Company Event, the conversion reference price for the 2020 Notes implies a market capitalization for the Company that is less than $10 billion, the 2020 Notes will automatically convert into a new non-convertible note bearing identical terms to the 2020 Notes (other than with respect to conversion), which is prepayable without penalty at the Company’s option at any time. For purposes of the 2020 Notes, the “conversion reference price” means the arithmetic average of the daily volume-weighted average price of the Company’s common stock for the ten trading days immediately prior to the initial conversion date. If, following a Qualified

Public Company Event, the conversion reference price for the 2020 Notes implies a market capitalization for the Company greater than $10 billion, the 2020 Notes will automatically convert into shares of the Company’s common stock over a 40-trading day period based on the daily volume-weighted average price per share of the Company’s common stock during such period; provided, the Company may, in its sole discretion, elect to deliver cash in lieu of shares of common stock in connection with such conversion.

As of September 30, 2020 (unaudited), the 2020 Notes had a carrying value of $355 million on the consolidated balance sheets, consisting of the unpaid principal balance of $340 million, plus unpaid accrued payment-in-kind interest of $21 million, net of unamortized debt issuance costs of $1 million and unamortized original issue discount of $5 million. The Company amortizes the debt issuance costs and the original issue discount over the period until the initial maturity date of the 2020 Notes. Amortization of debt issuance costs and the original issue discount were not material for the nine months ended September 30, 2020 (unaudited).

10. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources, and other factors. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure. Legal fees are expensed as incurred.

The Company has been and continues to be involved in numerous legal proceedings related to Dasher classification, and such proceedings have increased in volume since the California Supreme Court’s 2018 ruling in Dynamex Operations West, Inc. v. Superior Court (“Dynamex”). The California Legislature passed legislation (“AB 5”), that was signed into law in September 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application and created numerous carve-outs, which may have an adverse effect on the Company’s business, financial condition, and results of operations, and may lead to increased legal proceedings and related expenses and may require the Company to significantly alter its existing business model and operations. Further, an increasing number of jurisdictions are considering implementing standards similar to the test set forth in Dynamex to determine worker classification.

On November 19, 2019, the District of Columbia filed an action in the Superior Court of the District of Columbia alleging violations of the District of Columbia’s Consumer Protection Procedures Act with respect to the Company’s Dasher pay model that was in effect from approximately September 2017 through September 2019. The Company recorded a $3 million expense in the consolidated statements of operations within general and administrative expense during the nine months ended September 30, 2020 for this loss contingency that became probable and reasonably estimable.

The Company is currently the subject of regulatory and administrative investigations, audits, and inquiries conducted by federal, state, or local governmental agencies concerning the Company’s business practices, the classification and compensation of delivery providers, the Dasher pay model, and other matters.

In October 2019, the Company made an offer, and in December 2019 it filed a settlement agreement, of $40 million with the representatives of Dashers that had filed actions in the States of California and

Massachusetts in order to settle claims under the Private Attorney General Act and class action claims alleging worker misclassification of Dashers against the Company. These actions were filed by and on behalf of Massachusetts Dashers that utilized the DoorDash platform since September 2014 and California Dashers that utilized the DoorDash platform since August 2016. On June 8, 2020, the Company entered into an amended settlement agreement to increase the total amount to be paid by the Company from $40 million to $41 million. In October 2020, the Company entered into an amended settlement agreement to increase the total amount to be paid by the Company from $41 million to $89 million.

In March 2020, the Company reached an agreement to resolve worker misclassification claims associated with certain Dashers and Caviar delivery providers who have entered into arbitration agreements with the Company. Under the agreement, certain Dashers and Caviar delivery providers are eligible for settlement payments, subject to a threshold number of the covered individuals entering into individual settlement agreements. The Company anticipates that the aggregate amount of payments to Dashers and Caviar delivery providers under these individual settlement agreements, including attorneys’ fees, will be approximately $70 million.

In July 2020, the Company transferred $69 million into an escrow account pursuant to a settlement agreement related to certain worker misclassification claims. The settlement amount will be released and paid to claimants and claimants’ attorneys if a minimum number of claimants agree to release their claims against the Company by the date specified within the settlement agreement. If the minimum number of claimants specified in the settlement agreement is not met, the settlement agreement will be cancelled and the full amount will be returned to the Company.

In July and August 2020, the Company reached additional agreements to resolve worker misclassification claims associated with certain Dashers and Caviar delivery providers who have entered into arbitration agreements with the Company. Under these agreements, certain Dashers and Caviar delivery providers are eligible for settlement payments, subject to a threshold number of the covered individuals entering into individual settlement agreements. The Company anticipates that the aggregate amount of payments to Dashers and Caviar delivery providers under these individual settlement agreements, including attorneys’ fees, will be approximately $16 million.

The Company recorded the impact of these worker misclassification settlements in the respective period in which the claims relate, resulting in general and administrative expense of $11 million and $68 million for the years ended December 31, 2018 and 2019, respectively, and $59 million and $62 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

In June 2020, the San Francisco District Attorney filed an action in the Superior Court of California, County of San Francisco, alleging that the Company misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations. This action is seeking both restitutionary damages and a permanent injunction that would bar the Company from continuing to classify Dashers as independent contractors. In August 2020, the San Francisco District Attorney filed a motion for preliminary injunction that would bar the Company from continuing to classify Dashers in California as independent contractors during the pendency of this case. It is a reasonable possibility that a loss may be incurred; however, the possible range of losses is not estimable given the status of the case.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to its technology. The terms of these indemnification agreements are generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into or will enter into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

No liability associated with such indemnifications was recorded as of December 31, 2018 or 2019 or September 30, 2020 (unaudited).

Non-cancelable Purchase Commitments

The Company has non-cancelable purchase commitments, which primarily relate to the purchase of onboarding, data processing, technology platform infrastructure, and advertising services. These purchase commitments are not recorded as liabilities on the consolidated balance sheets as of December 31, 2019 and September 30, 2020 (unaudited) as the Company has not yet received the related services. As of December 31, 2019, the future minimum payments under the Company’s non-cancelable purchase commitments were as follows (in millions):

Year Ending December 31,	Amount
2020	$35
2021	25
2022	2

Total future minimum payments	$62

Since January 2020, the Company entered into certain non-cancelable arrangements with third-party service providers specializing in onboarding, technology platform infrastructure, and advertising services under which the Company has total purchase commitments of $338 million through July 2024 (unaudited).

As of September 30, 2020 (unaudited), there were no other material changes to the Company’s purchase commitments since December 31, 2019.

Bank Commitments and Letters of Credit

As of December 31, 2018, the Company had $28 million of letters of credit outstanding, established primarily for real estate leases and insurance policies.

Additionally, in December 2018, the Company entered into a bank service facility and security agreement for a letter of credit of $35 million and a cash management services facility of $3 million. Interest will be charged at the rate applicable at the time of draw. The bank service facility was collateralized by substantially all of the Company’s assets, excluding intellectual property. As of December 31, 2018, there were no amounts drawn related to these agreements.

In October 2019, the Company terminated the bank service facility and security agreement and cash management services facility that was originally entered into in December 2018, as well as the letters of credit that were outstanding as of December 31, 2018.

Additionally, in October 2019, the Company entered into letters of credit, established primarily for real estate leases and insurance policies. The reimbursement obligations under these letters of credit are secured by cash held in restricted depository accounts. As of December 31, 2019 and September 30, 2020 (unaudited), the Company had $30 million and $22 million, respectively, of letters of credit outstanding.

Additionally, in November 2019, the Company entered into a revolving credit and guaranty agreement which provides for a $300 million unsecured revolving credit facility maturing on November 19, 2024. Loans under the credit facility bear interest, at the Company’s option, at (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted LIBOR rate for a one-month interest period plus 1.00%, or (ii) an adjusted LIBOR rate plus a margin equal to 1.00%. The Company is also obligated to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee of 0.10%. The credit agreement contains customary affirmative covenants, such as financial statement reporting requirements and restrictions on the use of proceeds, as well as customary negative covenants that restrict its ability and its subsidiaries’ ability to, among other things, incur additional indebtedness, incur liens, declare cash dividends in the entirety or make certain other distributions, merge or consolidate with other companies or sell substantially all of its assets, make investments, loans and acquisitions, and engage in transactions with affiliates.

In August 2020, the Company amended and restated its existing revolving credit and guaranty agreement to provide for $100 million of incremental revolving loan commitments, effective upon consummation of an IPO of the Company’s common stock on or prior to August 7, 2021, for total revolving commitments of $400 million. The amendment and restatement also extended the maturity date for the revolving credit facility from November 19, 2024 to August 7, 2025.

As of December 31, 2019 and September 30, 2020 (unaudited), the Company was in compliance with the covenants under the credit agreement. As of December 31, 2019, there were no amounts drawn related to this agreement. As of September 30, 2020 (unaudited), no amounts were drawn and the Company had $38 million of issued letters of credit outstanding from the revolving credit and guaranty agreement.

11. Redeemable Convertible Preferred Stock

Between March 2018 and May 2018, the Company issued a total of 86,255,750 shares of Series D redeemable convertible preferred stock at $5.50688 per share for gross proceeds of $475 million. The preferred stock issuance costs were not material. Additionally, as discussed in Note 9, between March 2018 and May 2018, the outstanding Notes were converted into a total of 11,752,210 shares of Series D redeemable convertible preferred stock.

In August 2018, the Company issued a total of 18,055,210 shares of Series E redeemable convertible preferred stock at $13.84642 per share for gross proceeds of $250 million. The preferred stock issuance costs were not material.

In February 2019, the Company issued a total of 13,736,615 shares of Series F redeemable convertible preferred stock at $22.4751 per share for gross proceeds of $309 million. To accommodate the timing of regulatory approvals required by an existing investor (who did not participate in the initial issuance of Series F redeemable convertible preferred stock), the Company committed to sell 4,449,370 shares of Series F redeemable convertible preferred stock at $22.4751 per share for gross proceeds of $100 million to this investor in a subsequent closing, which ultimately occurred in May 2019. The preferred stock issuance costs were not material. At the date of the initial closing, the Company determined that the commitment to defer the sale of shares of Series F redeemable convertible preferred stock to this investor represented a freestanding instrument that should be classified as a liability and measured at fair value on a recurring basis, with changes in fair value recognized in other expense, net in the consolidated statements of operations. The initial measurement of the liability at its fair value of $1 million was recorded with a corresponding reduction recognized in additional paid-in capital as a deemed dividend distributed to the investor. Immediately prior to the subsequent closing in May 2019, the fair value of the liability was determined to be $68 million, resulting in an expense of $67 million recorded to other expense, net in the consolidated statements of operations which was attributable to the increase in the fair value of Series F redeemable convertible preferred stock. Upon the subsequent closing, the carrying amount of the liability was reclassified to mezzanine equity.

The fair value of the liability (valued as a forward contract) at issuance and as of subsequent closing was determined with the following assumptions:

	As of February 22, 2019	As of May 14, 2019
Current forward price per share	$22.48	$37.76
Contractual forward price per share	$22.48	$22.48
Risk-free rate	2.46%	2.41%
Expected years until subsequent closing	0.23	—
Present value of contractual forward price per share	$22.35	$22.48
Value of the forward contract per share	$0.13	$15.28
Number of preferred shares issued in the subsequent closing	4,449,370	4,449,370

Fair value of forward contract liability (in millions)	$1	$68

In May 2019, the Company entered into a Series G preferred stock purchase agreement pursuant to which it issued a total of 9,304,310 shares of Series G redeemable convertible preferred stock at a price of $37.93942 per share for gross proceeds of $353 million. Additionally, pursuant to the first amendment to the Series G purchase agreement, the Company committed to sell 6,589,450 shares of Series G redeemable convertible preferred stock at $37.93942 per share for gross proceeds of $250 million in a subsequent closing. The subsequent closing was completed in July 2019.

Subsequently, in November 2019, the Company issued an additional 2,635,780 shares of Series G redeemable convertible preferred stock at $37.93942 per share for gross proceeds of $100 million. An additional 2,635,780 shares of Series G redeemable convertible preferred stock was issued in connection with the Caviar acquisition.

In June 2020, the Company entered into a Series H redeemable convertible preferred stock purchase agreement pursuant to which it issued a total of 8,321,395 shares of Series H redeemable convertible preferred stock at $45.9062 per share for gross proceeds of $382 million. The preferred stock issuance costs were not material.

As of December 31, 2018 and 2019 and September 30, 2020 (unaudited), the Company’s redeemable convertible preferred stock consisted of the following (in millions, except share amounts which are reflected in thousands, and per share data):

	December 31, 2018
	Shares Authorized	Shares Issued and Outstanding	Issuance Price		Per Share Conversion Price	Aggregate Liquidation Preference	Carrying Value
Series A-1	13,438	13,330	$0.15		$0.15	$2	$7
Series A	27,348	27,159	0.73		0.73	20	20
Series B	7,925	7,925	5.68		5.48	45	45
Series C	26,839	26,839	4.79		4.79	128	128
Series D	98,008	98,008	5.51	(1)	5.51	540	535
Series E	18,055	18,055	13.85		13.85	250	250

Total	191,613	191,316				$985	$985

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Issuance Price		Per Share Conversion Price	Aggregate Liquidation Preference	Carrying Value
Series A-1	13,330	13,330	$0.15		$0.15	$2	$7
Series A	27,159	27,159	0.73		0.73	20	20
Series B	7,925	7,925	5.68		5.48	45	45
Series C	26,839	26,839	4.79		4.79	128	128
Series D	98,008	98,008	5.51	(1)	5.51	540	535
Series E	18,055	18,055	13.85		13.85	250	250
Series F	18,186	18,186	22.48		22.48	409	476
Series G	26,358	21,165	37.94		37.94	803	803

Total	235,860	230,667				$2,197	$2,264

	September 30, 2020 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Issuance Price		Per Share Conversion Price	Aggregate Liquidation Preference	Carrying Value
Series A-1	13,330	13,330	$0.15		$0.15	$2	$7
Series A	27,159	27,159	0.73		0.73	20	20
Series B	7,925	7,925	5.68		5.48	45	45
Series C	26,839	26,839	4.79		4.79	128	128
Series D	98,008	98,008	5.51	(1)	5.51	540	535
Series E	18,055	18,055	13.85		13.85	250	250
Series F	18,186	18,186	22.48		22.48	409	476
Series G	21,165	21,165	37.94		37.94	803	803
Series H	9,351	8,322	45.91		45.91	382	382

	240,018	238,989				$2,579	$2,646

(1)

The issuance price for Series D redeemable convertible preferred stock was $5.50688, except for shares issued via the conversion of certain of the outstanding convertible promissory notes issued in 2017, for which the conversion price was $4.78778 per share.

The characteristics of the Company’s redeemable convertible preferred stock are as follows:

Voting

The holder of each share of redeemable convertible preferred stock shall have the right to one vote for each share of common stock into which such redeemable convertible preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of the corporation, and except as provided by law in subsection 5(b) of the Company’s Amended Certificate of Incorporation with respect to the election of the directors by the separate class vote of the holders of common stock, shall be entitled to vote together with the holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

Dividends

The holders of redeemable convertible preferred stock are entitled to receive noncumulative dividends, when, as, and if declared by the Company’s board of directors at the following dividend rate: $0.044 per share for Series A, $0.044 per share for Series A-1, $0.3407 per share for Series B, $0.28726 per share for Series C, $0.33042 per share for Series D, $0.83078 per share for Series E, $1.3485 per share for Series F, $2.27636 per share for Series G, and $2.75436 per share for Series H. No dividends were declared or paid by the Company during the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 (unaudited) or any of the prior years.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into common stock as determined by dividing its original price per share by the conversion price in effect at the time of conversion. The conversion price per share for each series of redeemable convertible preferred stock, as indicated in the table above, is subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Amended Certificate of Incorporation.

The redeemable convertible preferred stock will be automatically converted into shares of the Company’s common stock at the applicable conversion rate immediately upon the earlier of (i) the completion of a firm commitment underwritten public offering, the price of which is not less than $22.4751 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like) and results in net proceeds to the Company of at least $100,000,000 (or such other public offering as may be agreed upon by the vote or written consent or agreement of the holders of the applicable required majority of redeemable convertible preferred stock, the applicable required majority of Series E stockholders, the applicable required majority of Series F stockholders, the applicable required majority of Series G stockholders, and the applicable required majority of Series H stockholders), or (ii) the date, or the occurrence of an event, specified by the vote or written consent or agreement of the holders of the applicable required majority redeemable convertible preferred stock, the Series E majority stockholders, the Series F majority stockholders, the Series G majority stockholders, and the Series H majority stockholders, and the Series D majority stockholders (only if such vote or written consent is effected in connection with a liquidation event prior to March 15, 2021 and the holders of Series D will receive less than $11.01 per share).

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the then outstanding redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution of any proceeds or assets of the Company to the holders of the common stock, a liquidation preference in an amount per share equal to the greater of (i) the amount as disclosed in the above table (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like) plus all declared but unpaid dividends on such shares or (ii) such amount per share as would have been payable had all shares of such series been converted into common stock immediately prior to the liquidation event. If the Company does not have enough assets and funds legally available for distribution to meet this requirement, all of the Company’s assets and funds available shall be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the full preferential amount per share each such holder is otherwise entitled to receive.

Upon completion of the distribution to holders of redeemable convertible preferred stock, all of the remaining proceeds available for distribution to stockholders shall be distributed among the holders of common stock pro-rata based on the number of shares of common stock held by each.

Redemption

The holders of redeemable convertible preferred stock have no voluntary rights to redeem their shares. The redeemable convertible preferred stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of redeemable convertible preferred stock have been classified outside of stockholders’ deficit on the consolidated balance sheets. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

12. Common Stock

Common Stock Reserved for Future Issuance

The following table summarizes the Company’s shares of common stock reserved for future issuance on an as-converted basis (in thousands):

	December 31, 2019	September 30, 2020
		(unaudited)
Conversion of outstanding redeemable convertible preferred stock	230,953	239,275
Stock options issued and outstanding under the 2014 Plan	36,247	34,554
RSUs outstanding under the 2014 Plan	15,924	20,021
Conversion of outstanding convertible promissory notes	—	6,021
Remaining shares available for future issuance under the 2014 Plan	10,478	6,629

Total	293,602	306,500

2014 Equity Incentive Plan

In March 2014, the Company adopted the 2014 Stock Option Plan which provides for the granting of stock options to employees, consultants, and advisors of the Company. In 2018, the 2014 Stock Option Plan was amended to authorize an additional 25,978,745 shares issuable under the 2014 Stock Option Plan and permit the granting of RSUs to plan participants. The 2014 Stock Option Plan and the then amended 2014 Stock Option Plan are collectively referred to as the “2014 Plan”. Options granted under the 2014 Plan may be either incentive stock options or nonqualified stock options. Options under the 2014 Plan may be granted for a term of up to ten years (or five years if the option is an incentive stock option granted to a greater than 10% stockholder) and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Company’s board of directors, provided, however, that the exercise price of an incentive stock option granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted generally vest over four years.

The 2014 Plan allows for the early exercise of options. Under the terms of the 2014 Plan, option holders, upon early exercise, must sign a restricted stock purchase agreement that gives the Company the right to repurchase any unvested shares, at the original exercise price, in the event the grantees’ employment terminates for any reason. The right to exercise options before they are vested does not change existing vesting schedules in any way and the early-exercised options may not be sold or transferred before they are vested. The repurchase right lapses over time as the shares vest at the same rate as the original option vesting schedule. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance.

The Company granted RSUs that vest only upon the satisfaction of both service-based and liquidity event-related performance vesting conditions. The service-based vesting condition for these awards generally is satisfied over four years. The liquidity event-related performance vesting condition is satisfied upon the occurrence of a qualifying event, defined as the earlier of: (i) a sale event for the Company or (ii) an IPO. RSUs granted under the 2014 Stock Plan have a maximum life of seven years. The Company records stock-based compensation expense for performance-based equity awards on an accelerated attribution method over the requisite service period, which is generally four years, if the liquidity event-related performance vesting condition is considered probable of being satisfied. Through September 30, 2020 (unaudited), the Company had not recognized stock-based compensation expense for awards with a liquidity event-related performance vesting condition because the qualifying event described above had not occurred and, therefore, cannot be considered probable. In the period in which the Company’s qualifying event becomes probable, the Company will record cumulative stock-based compensation expense for those RSUs for which the service-based vesting condition has been satisfied. Stock-based compensation related to the remaining service-based period after the qualifying event will be recorded over the remaining requisite service period.

A summary of activity under the 2014 Plan and related information is as follows (in millions, except share amounts which are reflected in thousands, and per share data):

		Options Outstanding
	Shares Available for Grant	Shares subject to Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of December 31, 2018	12,309	39,191	$2.10	7.93	$411
Shares authorized	7,222	—
Options granted	(574)	574	$17.56
Options exercised	—	(2,138)	$1.59		47
Options forfeited	1,380	(1,380)	$1.98
Restricted stock units granted	(10,390)	—	—
Restricted stock units forfeited	531	—	—

Balance as of December 31, 2019	10,478	36,247	$2.38	6.92	$1,070

Shares authorized (unaudited)	—	—
Options granted (unaudited)	—	—	—
Options exercised (unaudited)	—	(1,445)	$1.81		57
Options forfeited (unaudited)	248	(248)	$1.92
Restricted stock units granted (unaudited)	(4,829)	—
Restricted stock units forfeited (unaudited)	732	—

Balance as of September 30, 2020 (unaudited)	6,629	34,554	$2.41	6.17	$2,078

Exercisable as of December 31, 2019		24,847	$1.56	6.29	$754

Vested and expected to vest as of December 31, 2019		36,247	$2.38	6.92	$1,070

Exercisable as of September 30, 2020 (unaudited)		27,752	$1.88	5.80	$1,684

Vested and expected to vest as of September 30, 2020 (unaudited)		34,554	$2.41	6.17	$2,078

The aggregate intrinsic value disclosed in the above table is based on the difference between the exercise price of the stock option and the estimated fair value of the Company’s common stock as of the respective period-end dates. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2018 and 2019 was $24 million and $47 million, respectively. The aggregate intrinsic value of stock options exercised during the nine months ended September 30, 2019 and 2020 (unaudited) was $41 million and $57 million, respectively. The weighted-average grant date fair value of stock options granted during the years ended December 31, 2018 and 2019 was $2.74 and $11.78 per share, respectively. The weighted-average grant date fair value of stock options granted during the nine months ended September 30, 2019 (unaudited) was $11.78. There were no stock options granted during the nine months ended September 30, 2020 (unaudited).

Early exercise of unvested stock options

Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding shares until those shares vest according to their respective vesting schedules. Cash received from employee exercises of unvested options is treated as a refundable deposit included in accrued expenses and other current liabilities on the consolidated balance sheets. Amounts recorded are reclassified to common stock and additional paid-in capital as the shares vest. As of December 31, 2018, balances of unvested shares related to early option exercises were not material and as of December 31, 2019 and September 30, 2020 (unaudited), there were no unvested shares related to early option exercises.

Restricted stock units

The summary of RSU activity is as follows (in millions, except share amounts which are reflected in thousands, and per share data):

	Number of Shares	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested units as of December 31, 2018	6,065		$76
Granted	10,390	$27.31
Forfeited	(531)	$16.49

Unvested units as of December 31, 2019	15,924		$508
Granted (unaudited)	4,829	$34.11
Forfeited (unaudited)	(732)	$26.09

Unvested units as of September 30, 2020 (unaudited)	20,021		$1,252

The weighted-average fair value per share of RSUs granted during the years ended December 31, 2018 and 2019 was $7.86 and $27.31, respectively. The weighted-average fair value per share of RSUs granted during the nine months ended September 30, 2019 and 2020 (unaudited) was $24.39 and $34.11, respectively. No RSUs vested during the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 (unaudited).

Stock-Based Compensation Expense

The assumptions used to estimate the fair value of stock options granted for the periods presented were as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(unaudited)
Expected volatility	54.10% - 57.64%	53.73% - 53.85%	53.73% - 53.85%	—
Risk-free rate	2.49% -3.08%	2.35% -2.36%	2.35% - 2.36%	—
Dividend yield	—	—	—	—
Expected term (in years)	5.00 - 6.10	5.91 -6.03	5.91 - 6.03	—

There were no stock options granted during the nine months ended September 30, 2020.

The Company recorded stock-based compensation expense in the consolidated statements of operations as follows (in millions):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cost of revenue, exclusive of depreciation and amortization	$3	$2	$2	$1
Sales and marketing	3	2	2	1
Research and development	11	8	6	5
General and administrative	7	6	4	4

Total stock-based compensation expense	$24	$18	$14	$11

As of December 31, 2019 and September 30, 2020 (unaudited), there was $37 million and $24 million of unrecognized stock-based compensation expense related to unvested stock options, respectively, which is expected to be recognized over a weighted-average period of 2.40 years and 1.76 years, respectively.

As of December 31, 2019, there was $322 million of unrecognized stock-based compensation expense related to unvested RSUs. Of this amount, $95 million relates to RSUs for which the service-based vesting condition had been satisfied as of December 31, 2019, calculated using the accelerated attribution method and the grant date fair value of the awards.

As of September 30, 2020 (unaudited), there was $468 million of unrecognized stock-based compensation expense related to unvested RSUs. Of this amount, $243 million relates to RSUs for which the service-based vesting condition had been satisfied as of September 30, 2020, calculated using the accelerated attribution method and the grant date fair value of the awards.

13. Tender Offer and Stock Repurchases

In September 2018, the Company was authorized to repurchase up to an aggregate of $100 million in shares of preferred and common stock for $9.60 per share for redeemable convertible preferred stock and $8.40 per share for common stock from certain holders. The tender offer transaction was completed in October 2018 and an aggregate of 189,685 shares of Series A redeemable convertible preferred stock, 107,600 shares of Series A-1 redeemable convertible preferred stock, and 7,014,335 shares of common stock were repurchased by the Company for a total consideration of $62 million.

The purchase price in excess of the carrying value of repurchased Series A and A-1 redeemable convertible preferred stock of $3 million was recorded as a reduction of additional paid-in capital, while the carrying value of the shares repurchased was recorded as a reduction of redeemable convertible preferred stock. The redeemable convertible preferred stock repurchased was retired immediately thereafter. For common stock repurchased from employees, the excess of the purchase price paid by the Company over the fair value of the common stock totaled $9 million and was recorded as stock-based compensation expense during the year ended December 31, 2018. The common stock was retired immediately upon repurchase.

Additionally, in 2018, the Company repurchased 193,775 shares of common stock from two employees as part of the separation arrangement at a price in excess of the fair value on the date of repurchase. Stock-based compensation expense as a result of the repurchase was not material during the year ended December 31, 2018. These shares were retired immediately upon repurchase.

Repurchased common stock from exercised options under the 2014 Plan were returned to the pool of shares reserved for future issuance.

During the year ended December 31, 2019 and the nine months ended September 30, 2020 (unaudited), stock repurchase activity was not material.

14. Income Taxes

U.S. and foreign components of consolidated income (loss) before income taxes was as follows (in millions):

	Year Ended December 31,
	2018	2019
United States	$(204)	$(666)
Foreign	—	—

Loss before income taxes	$(204)	$(666)

The Company’s provision for income taxes for the years ended December 31, 2018 and 2019 was zero and $1 million, respectively. The provision for income taxes primarily consisted of franchise tax and U.S. federal and state income tax, as well as international taxes in Canada and Australia.

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate was as follows:

	Year Ended December 31,
	2018	2019
Federal tax (benefit) at statutory rate	21%	21%
State tax (benefit) at statutory rate, net of federal benefit	4	4
Change in valuation allowance	(25)	(23)
Stock-based compensation	(1)	—
Research and development credits	1	1
Change in fair value of forward contract liability	—	(3)
Other	—	—

Provision for income taxes	—%	—%

No deferred tax liabilities for foreign withholding taxes have been recorded relating to the earnings of the Company’s foreign subsidiaries since all such earnings are intended to be indefinitely reinvested. The Company also elected to record the taxes for Global Intangible Low-Taxed Income as a period cost.

The significant components of the Company’s deferred tax assets and liabilities were as follows (in millions):

	December 31,
	2018	2019
Deferred tax assets:
Property and equipment and intangibles	$1	$—
Accruals and reserves	14	44
Stock-based compensation	3	5
Tax credits carryforward	5	12
Operating leases	—	46
Net operating losses carryforward	85	200

Total gross deferred tax assets	108	307

Less: Valuation allowance	(106)	(260)
Total deferred tax assets net of valuation allowance	2	47

Deferred tax liabilities:
ROU assets	—	(42)
Deferred contract costs	(2)	(5)

Total gross deferred tax liabilities	(2)	(47)

Net deferred tax assets	$—	$—

The Company accounts for deferred taxes under ASC 740, Income Taxes, which requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the ASC 740 more-likely-than-not realization threshold criterion. This assessment considers matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The evaluation of the recoverability of the deferred tax assets requires that the Company weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. Due to the lack of U.S. earnings history, the U.S. federal and state deferred tax assets have been fully offset by a valuation allowance. Overall, the valuation allowance increased by $51 million and $154 million in the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, the Company had accumulated federal and state net operating loss carryforwards of $780 million and $576 million, respectively. Of the $780 million of federal net operating losses, $615 million is carried forward indefinitely but is limited to 80% of taxable income. The remaining federal and state net operating loss carryforwards will begin to expire in 2033 and 2026, respectively.

The Company also had $12 million of federal and $8 million of California research and development tax credit carryforwards as of December 31, 2019. The federal credits expire in varying amounts starting in 2035. The California research credits do not expire and may be carried forward indefinitely.

The Company’s ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law. Should these restrictions apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation adjustment.

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of the annual effective tax rate and, if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act permits employers to defer the payment of the employer share of social security taxes due for the period beginning March 27, 2020 and ending December 31, 2020. Of the amounts deferred, 50% are required to be paid by December 31, 2021 and the remaining 50% are required to be paid by December 31, 2022. The Company began deferring payment of the employer share of social security taxes in April 2020. As of September 30, 2020 (unaudited), the Company had deferred payment of $10 million of such taxes, which are classified as other liabilities on the consolidated balance sheets. The Company expects to continue to defer its share of such taxes through December 31, 2020. The Company completed its evaluation of the impact of the CARES Act, and with the exception of the expected impact from the payroll tax deferral, does not expect the provisions of the legislation to have a significant impact on the effective tax rate, deferred tax assets and liabilities, or income tax payable of the Company.

Unrecognized Tax Benefits

Included in the balance of unrecognized tax benefits as of December 31, 2018 and 2019 was $3 million and $7 million of tax benefits, respectively, that, if recognized, would result in adjustments to the valuation allowance.

A reconciliation of the beginning and ending balance of gross unrecognized tax benefits is included in the table below (in millions):

	Year Ended December 31,
	2018	2019
Unrecognized tax benefits at beginning of year	$1	$3
Increases related to current year tax positions	2	4
Increases related to prior year tax positions	—	—

Unrecognized tax benefits at end of year	$3	$7

The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits within the provision for income taxes. The Company did not accrue any interest expense or penalties during the years ended December 31, 2018 and 2019.

The Company files U.S. federal and state income tax returns in the United States federal jurisdiction as well as foreign jurisdictions. Due to the net operating loss carryforwards, the Company’s income tax returns generally remain subject to examination by federal and state and foreign tax authorities.

15. Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in millions, except share amounts which are reflected in thousands, and per share data):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Net loss	$(204)	$(667)	$(533)	$(149)
Less: Premium paid on repurchase of redeemable convertible preferred stock	(3)	—	—	—
Less: Deemed dividend to preferred stockholders	—	(1)	(1)	—

Net loss attributable to common stockholders	$(207)	$(668)	$(534)	$(149)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	44,305	43,252	43,045	44,568

Net loss per share attributable to common stockholders, basic and diluted	$(4.67)	$(15.44)	$(12.41)	$(3.34)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Redeemable convertible preferred stock (on an as-converted basis)	191,602	230,953	225,682	239,275
Stock options to purchase common stock	39,191	36,247	36,618	34,554
Unvested restricted stock units	6,065	15,924	12,015	20,021
Common stock subject to repurchase	25	—	—	—
Convertible promissory notes	—	—	—	5,778

Total	236,883	283,124	274,315	299,628

Unaudited Pro Forma Net Loss per Share

The following table presents the calculation of pro forma basic and diluted net loss per share for the periods indicated (in millions, except share amounts which are reflected in thousands, and per share data):

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
Numerator:
Net loss attributable to common stockholders	$(668)	$(149)
Add: Deemed dividend to preferred stockholders	1	—

Net loss used to compute pro forma net loss per share, basic and diluted	$(667)	$(149)

Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	43,252	44,568
Pro forma adjustment to reflect the assumed conversion of redeemable convertible preferred stock	216,040	234,121
Pro forma adjustment to reflect assumed vesting of RSUs with liquidity event-related performance vesting condition	664	4,456

Pro forma weighted-average number of shares outstanding used to compute pro forma net loss per share, basic and diluted	259,956	283,145

Pro forma net loss per share, basic and diluted	$(2.57)	$(0.53)

16. 401(k) Plan

The Company has a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) Plan, eligible and participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. The Company does not make contributions for eligible employees.

17. Subsequent Events

The Company has evaluated subsequent events through November 13, 2020, which is the date these consolidated financial statements were available for issuance.

Issuances of Convertible Notes

In February 2020, the Company issued the 2020 Notes for an aggregate principal amount of $340 million with an initial maturity date in March 2025. The Company received net proceeds of $333 million, net of $2 million in debt issuance costs, reflecting a discount on the principal of $5 million. The interest rate is 10.00% per annum, payable quarterly in arrears. At the election of the Company, interest is to be paid in cash or by increasing the principal amount of the 2020 Notes by payment-in-kind. The 2020

Notes will be automatically converted upon the later of (i) the one-year anniversary of the issuance date of the 2020 Notes and (ii) the trading day that is the tenth trading day immediately following the date of a Qualified Public Company Event ((i) and (ii), in either case, the “initial conversion date”). A Qualified Public Company Event for purposes of the 2020 Notes means any transaction, including a direct listing or an initial public offering, that (a) results in the Company’s common stock being registered under Section 12(b) of the Exchange Act of 1934, as amended, and listed on the New York Stock Exchange, the Nasdaq Global Select Market, or the Nasdaq Global Market and (b) in connection with a firm commitment underwritten initial public offering with net proceeds of at least $100 million. If, following a Qualified Public Company Event, the conversion reference price for the 2020 Notes implies a market capitalization for the Company that’s less than $10 billion, the 2020 Notes will automatically convert into a new non-convertible note bearing identical terms to the 2020 Notes (other than with respect to conversion), which is prepayable without penalty at the Company’s option at any time. For purposes of the 2020 Notes, the “conversion reference price” means the arithmetic average of the daily volume-weighted average price of the Company’s common stock for the ten trading days immediately prior to the initial conversion date. If, following a Qualified Public Company Event, the conversion reference price for the 2020 Notes implies a market capitalization for the Company greater than $10 billion, the 2020 Notes will automatically convert into shares of the Company’s common stock over a 40-trading day period based on the daily volume-weighted average price per share of the Company’s common stock during such period; provided, the Company may, in its sole discretion, elect to deliver cash in lieu of shares of common stock in connection with such conversion.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of the COVID-19 pandemic, which continues to spread throughout the United States and the world. The pandemic has had a significant impact on merchant demand and consumer purchase patterns, largely due to mandatory shelter-in-place orders and restrictions on in-restaurant dining. With restrictions on dining in, many restaurants have limited their operations solely to take-out and delivery, while others have decided to pause operations. The Company is currently evaluating the impact of the introduction of the COVID-19 pandemic and related government mandates. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Issuance of Redeemable Convertible Preferred Stock

In June 2020, the Company entered into a Series H Preferred Stock Purchase Agreement pursuant to which it issued 8,321,395 shares of Series H redeemable convertible preferred stock to a group of investors at a price of $45.9062 per share for total gross proceeds of $382 million.

Legal Proceedings

In March 2020, the Company reached an agreement to resolve worker misclassification claims associated with certain Dashers and Caviar delivery providers who have entered into arbitration agreements with the Company. Under the agreement, certain Dashers and Caviar delivery providers are eligible for settlement payments, subject to a threshold number of the covered individuals entering into individual settlement agreements. The Company anticipates that the aggregate amount of payments to Dashers and Caviar delivery providers under these individual settlement agreements, including attorneys’ fees, will be approximately $70 million.

In June 2020, the San Francisco District Attorney filed an action in the Superior Court of California, County of San Francisco, alleging that the Company misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations. This action is seeking both restitutionary damages and a permanent injunction that would bar the Company from continuing to classify Dashers as independent contractors. It is a reasonable possibility that a loss may be incurred; however, the possible range of losses is not estimable given the status of the case. See Note 18 for more information related to this case.

As an update to the amended settlement agreement entered into in June 2020 (see Note 10), in October 2020, the Company entered into a further amended settlement agreement to increase the total amount to be paid to representatives of Dashers that had filed actions in the States of California and Massachusetts from $41 million to $89 million.

Equity Grants

Subsequent to December 31, 2019, through September 30, 2020, the Company’s board of directors has approved the grant of 4,829,605 RSUs with an aggregate grant date fair value of $155 million. The RSUs are subject to both a service-based vesting condition, which is generally satisfied over four years, and a liquidity event-related performance vesting condition.

Purchase Commitments

In October 2020, the Company entered into a non-cancelable arrangement with a third-party vendor specialized in technology platform infrastructure services under which the Company has total purchase commitments of $30 million through October 2023.

Stock Split

In November 2020, the Company’s board of directors and the stockholders of the Company approved a five-for-one forward stock split of the Company’s common stock and redeemable convertible preferred stock (collectively, the “Capital Stock”), which became effective on November 9, 2020. The authorized number of each class and series of Capital Stock was proportionally increased in accordance with the five-for-one stock split and the par value of each class of Capital Stock was not adjusted as a result of this forward stock split. All common stock, redeemable convertible preferred stock, stock options, RSUs, warrants, and per share information presented within these consolidated financial statements have been adjusted to reflect this forward stock split on a retroactive basis for all periods presented.

18.	Events (unaudited) Subsequent to the Date of the Report of the Independent Registered Public Accounting Firm

From October 1, 2020 through December 4, 2020, the Company’s board of directors has approved the grant of 3,624,990 RSUs with an aggregate grant date fair value of approximately $325 million. The RSUs are subject to a service-based vesting condition, which is generally satisfied over four years.

In November 2020, the Company’s board of directors approved the grant of 10,379,000 RSUs to the CEO (the “CEO Performance Award”) with an aggregate grant date fair value of approximately $380 million. The fair value has been estimated using the preliminary price range set forth in the preliminary prospectus. The CEO performance award vests upon the satisfaction of a service condition and achievement of nine separate stock price goals ranging from $187.60 to $501.00 per share, measured for consecutive 180-day trading periods beginning on the first trading day following the one-and-a-half-year anniversary of the Company’s IPO date, and expiring seven years after the IPO date. The CEO must be employed as the Company’s Chief Executive Officer as of the applicable achievement date of each of the stock price goals in order for the CEO Performance Awards to vest.

Independent Auditors’ Report

The Board of Directors

Caviar, a business of Square, Inc.:

Report on the Financial Statements

We have audited the accompanying combined financial statements of Caviar, a business of Square, Inc. (the Company), which comprise the combined balance sheets as of December 31, 2017 and 2018, and the related combined statements of comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Caviar, a business of Square, Inc. as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 2 to the combined financial statements, in 2018, the Company adopted new accounting guidance Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Santa Clara, California

September 18, 2019

Caviar

Combined Balance Sheets

(in thousands)

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Assets
Current assets:
Accounts receivable, net	$2,835	$5,399	$9,102
Other current assets	1,567	2,174	547

Total current assets	4,402	7,573	9,649
Property and equipment, net	519	1,239	925
Goodwill	29,658	37,449	37,449
Acquired intangible assets, net	5,780	8,574	7,288
Deposits	15	11	34
Operating lease right-of-use assets	—	—	791

Total assets	$40,374	$54,846	$56,136

Liabilities and Equity
Current liabilities:
Accounts payable	$8,287	$14,899	$16,941
Accrued expenses	4,274	2,564	4,151
Other current liabilities	2,170	654	1,325

Total current liabilities	14,731	18,117	22,417
Other non-current liabilities	664	4,568	4,813

Total liabilities	15,395	22,685	27,230
Total net Parent investment	24,979	32,161	28,906

Total liabilities and equity	$40,374	$54,846	$56,136

The accompanying notes are an integral part of these combined financial statements.

Caviar

Combined Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30, 2019 (Unaudited)
	2017	2018
Revenue	$26,269	$70,705	$77,376
Cost of revenue	10,348	34,604	40,000

Gross profit	15,921	36,101	37,376

Operating expenses:
Product development	16,491	19,366	20,950
Sales and marketing	11,326	17,387	18,418
General and administrative	32,605	42,230	37,939

Total operating expenses	60,422	78,983	77,307

Operating loss	(44,501)	(42,882)	(39,931)

Loss before income tax	(44,501)	(42,882)	(39,931)

Provision for income taxes	52	68	51

Net loss and comprehensive loss	$(44,553)	$(42,950)	$(39,982)

The accompanying notes are an integral part of these combined financial statements.

Caviar

Combined Statements of Changes in Equity

(in thousands)

Total
Balance at January 1, 2017	$25,538
Share-based compensation expense	10,847
Net loss	(44,553)
Net transfers from (to) Parent	33,147

Balance at December 31, 2017	$24,979

Share-based compensation expense	11,504
Recovery of Parent common stock in connection with indemnification settlement agreement	(2,745)
Net loss	(42,950)
Net transfers from (to) Parent	41,373

Balance at December 31, 2018	$32,161

Share-based compensation expense (Unaudited)	12,699
Net loss (Unaudited)	(39,982)
Net transfers from (to) Parent (Unaudited)	24,028

Balance at September 30, 2019 (Unaudited)	$28,906

The accompanying notes are an integral part of these combined financial statements.

Caviar

Combined Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30, 2019 (Unaudited)
	2017	2018
Cash flows from operating activities:
Net loss	$(44,553)	$(42,950)	$(39,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,011	2,132	2,061
Share-based compensation	10,847	11,504	12,699
Recovery of Parent common stock in connection with indemnification settlement	—	(2,745)	—
Change in deferred income taxes	2	15	(27)
Amortization of operating lease right-of-use asset and accretion of lease liabilities	—	—	442
Changes in operating assets and liabilities:
Accounts receivable and other current assets	(3,398)	(1,460)	(2,076)
Deposits	16	103	(23)
Accounts payable	3,370	5,562	2,042
Accrued expenses	733	(1,710)	1,587
Other current liabilities	164	(4)	(361)
Other non-current liabilities	45	(11)	71

Net cash used in operating activities	(30,763)	(29,564)	(23,567)

Cash flows from investing activities:
Purchase of property and equipment	(469)	(1,315)	(461)
Acquisitions, net of cash acquired	(1,915)	(9,974)	—

Net cash used in investing activities:	(2,384)	(11,289)	(461)
Cash flows from financing activities:
Deferred consideration paid on business acquisitions	—	(520)	—
Net transfers (to) from Parent	33,147	41,373	24,028

Net cash provided by financing activities	33,147	40,853	24,028
Net increase (decrease) in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents, and restricted cash, beginning of the year	—	—	—

Cash, cash equivalents, and restricted cash, end of the year	$—	$—	$—

Supplemental Cash flow data related to leases:
Cash flows from operating activities—Cash paid for amounts included in the measurement of lease liabilities	$—	$—	$480
Supplemental cash flow data—Right-of-use assets obtained in exchange for operating lease obligations	$—	$—	$1,221

The accompanying notes are an integral part of these combined financial statements.

Caviar

Notes to Combined Financial Statements

(information as of September 30, 2019 and for the nine months ended September 30, 2019 is unaudited)

1. Business and Basis of Presentation

On July 31, 2019, Square, Inc. (“Parent” or “Square”) entered into a definitive agreement with DoorDash, Inc. (“DoorDash”) for Parent to dispose certain assets of its marketplace focused on premium restaurants, Caviar (“Caviar” or the “Company”). The definitive agreement was publicly announced on August 1, 2019.

The accompanying combined financial statements present the historical balance sheets, statements of comprehensive loss, changes in equity and cash flows of Caviar in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the preparation of combined carved-out financial statements.

The accompanying interim condensed combined financial statements of the Company are unaudited. The accompanying unaudited interim condensed combined financial statements present the historical balance sheets, statement of comprehensive loss, changes in equity and cash flows of Caviar in accordance with GAAP for the preparation of the interim condensed combined carved-out financial statements. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The accompanying unaudited interim condensed combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to state fairly the Company’s combined balance sheets, statement of comprehensive loss, changes in equity and cash flows for the interim periods.

Caviar is a marketplace focused on facilitating deliveries from premium restaurants that makes it easy for restaurants to offer food ordering, pickup, delivery, and catering to their customers, enabling them to expand their sales and grow revenue. For diners, Caviar facilitates a wide variety of fulfillment types (pickup, delivery, and group ordering). In the second quarter of 2018, Caviar added a white-glove catering option for corporate customers with the acquisition of Zesty. Caviar is currently available in over 20 U.S. cities, including San Francisco, New York, and Philadelphia, with thousands of partner restaurants. Caviar was founded in 2012 and acquired by Square in 2014.

The Company has historically operated as part of Parent and not as a stand-alone company. The financial statements have been derived from Parent’s historical accounting records and are presented on a carve-out basis. All revenue and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the financial statements. The financial statements also include allocations of certain general and administrative, sales and marketing, and product development expenses from Parent’s corporate office and from other Parent businesses to the Company, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Parent. Related party allocations are discussed further in Note 13.

The Company is dependent upon Parent for all of its working capital and financing requirements as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions between the Company and Parent are accounted for through the Parent investment account of the Company. Accordingly, none of Parent’s cash, cash equivalents, or debt at the corporate level has been assigned to the Company in the combined carve-out financial statements.

Net parent investment, which includes accumulated deficit, represents Parent’s interest in the recorded net assets of the Company. All material transactions between the Company and Parent have been included in the accompanying combined carve-out financial statements. Transactions with Parent are reflected in the accompanying Combined Statements of Changes in Equity as “Net transfers from (to) Parent” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosure of contingent assets and liabilities. Actual results could differ from the Company’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.

Estimates, judgments, and assumptions in these combined financial statements include, but are not limited to, those related to revenue recognition, goodwill, acquired intangible assets, income taxes, share-based compensation, and corporate allocations made for purposes of the carve-out financial statements.

Revenue Recognition

On January 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, whereas prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic revenue recognition methodology under ASC 605, Revenue Recognition. The adoption of ASC 606 did not materially impact the way the Company recognizes revenue, as the timing and measurement of the Company’s revenue recognition is materially the same under ASC 606 as it was under the prior relevant guidance. Prior to adoption of ASC 606, the Company recognized revenue upon delivery of food orders and catered meal services, which is when persuasive evidence of an arrangement exists, delivery of obligations to its customers has occurred, the related fees are fixed or determinable, and collectability is reasonably assured.

Upon adoption of ASC 606, revenue is recognized when control of the services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.

The Company provides a platform for restaurants to advertise and market their products and third-party couriers to identify, accept and perform delivery services for diners. The Company also provides catered meal services to corporate customers.

For food orders, the Company charges fees to restaurants, as sellers, and charges delivery fees to diners. For these transactions, the Company recognizes the net fees it earns as revenue upon delivery of food orders when the Company considers that it has satisfied its performance obligations.

For catered meal services, the Company charges fees to corporate customers. For these transactions, the Company recognizes the fees it charges its customers as revenue upon delivery of the catered meals when the Company considers that it has satisfied its performance obligations.

Revenue for delivery services is recognized net of amounts paid to third-party couriers when the Company is an agent for the delivery service because the courier controls and is primarily responsible for the delivery and the Company’s risk with regard to the delivery is limited. In contrast, revenue for catered meal services is recognized on a gross basis and amounts paid to third-party couriers are classified as cost of revenue when the Company is the principal who is primarily responsible for and controls the delivery service.

Revenue is recognized net of refunds, which are estimated based on historical experience. The Company collects certain governmental taxes imposed on food order transactions that are included in the amount charged to diners. Such taxes are either remitted to the restaurant for payment or are paid directly to the respective taxing authorities. Revenue is recognized net of such taxes.

Cost of Revenue

Cost of revenue consists primarily of processing fees, amortization of acquired technology, and costs for catered meals that include food, personnel costs, and delivery fees. These costs also include costs associated with equipment used to process orders.

Advertising Costs

Advertising costs are expensed as incurred and included in sales and marketing expense on the combined statement of comprehensive loss. Total advertising costs for the years ended December 31, 2017 and 2018 were $4.4 million and $6.7 million, respectively.

Share-based Compensation

Company employees participate in Parent’s share-based compensation plans and the associated expense has been recorded in these financial statements. Parent’s share-based compensation expense relates to stock options, restricted stock awards (“RSAs”), restricted stock units (“RSUs”), and purchases under Parent’s 2015 Employee Stock Purchase Plan (“ESPP”) which is measured based on the grant-date fair value. The fair value of RSAs and RSUs is determined by the closing price of Parent’s common stock on each grant date. The fair value of stock options and ESPP shares granted to employees is estimated on the date of grant using the Black-Scholes-Merton option valuation model. This share-based compensation expense valuation model requires Parent to make assumptions and judgments regarding the variables used in the calculation. These variables include the expected term (weighted-average period of time that the options granted are expected to be outstanding), expected volatility of Parent’s stock, expected risk-free interest rate, and expected dividends. Parent uses the simplified calculation of expected term, as Parent does not have sufficient historical data to use any other method to estimate expected term. Expected volatility is based on a weighted average of the historical volatilities of Parent’s common stock along with several entities with characteristics similar to those of Parent. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Share-based compensation expense is recorded on a straight-line basis over the requisite service period. For the year ended December 31, 2016 and prior, Parent recorded share-based compensation expense net of estimated forfeitures. On January 1, 2017, as a result of Parent’s adoption of ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, Parent elected to account for forfeitures as they occur.

Income and Other Taxes

The Company’s operating results are included in the income tax returns of Parent. The tax provision is presented on a separate return method. Under this approach, the Company determines its deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns. The accompanying Combined Balance Sheets do not contain a current taxes payable liability as it is deemed settled with Parent when due and therefore included in Parent’s equity.

The Company reports income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have a material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax assets.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to uncertain tax positions in the provision for income tax expense on the combined statement of comprehensive loss.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. For the years ended December 31, 2017 and 2018, and for the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited) the Company had no customers which accounted for more than 10% of revenue or accounts receivable.

Concentrations of credit risk arising from accounts receivables from customers are limited due to the geographic diversity and number of the Company’s customers.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value accounting establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 Inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying amounts of financial instruments, comprising accounts receivable and accounts payable, approximate their fair values due to their short-term nature.

Accounts Receivable

Accounts receivable represents amounts due to the Company from third-party payment processing and from fees billed to Company customers.

Accounts receivables-trade are reduced by an allowance for doubtful accounts that reflects management’s best estimate of amounts that will not be collected. The allowance is based on historical loss experience and any specific risks, current or forecasted, identified in collection matters. The allowance is recorded as a charge to bad debt expense and is recognized within general and administrative expense in the combined statements of comprehensive loss.

Accounts receivable from third-party payment processing is presented net of chargebacks which represent a potential loss due to disputes by diners or due to fraudulent transactions.

Property and Equipment, Net

Property and equipment, net are recorded at historical cost less accumulated depreciation, which is computed on a straight-line basis over the asset’s estimated useful life.

The estimated useful lives of property and equipment are described below:

Property and Equipment	Useful Life
Capitalized software	18 months
Computer equipment	Three years
Office furniture and equipment	Seven years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in operating expenses.

Capitalized Software

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met. Costs prior to meeting the capitalization requirements are expensed as incurred. Capitalized costs are included in property and equipment, net, and amortized on a straight-line basis over the estimated useful life of the software and included in product development costs on the combined statement of comprehensive loss. The Company capitalized $1.1 million and $2.4 million of internally developed software during the years ended December 31, 2017 and 2018, respectively, and recognized $0.5 million and $0.6 million of amortization expense during the years ended December 31, 2017 and 2018, respectively.

Business Combinations

The purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of total consideration over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded on the combined statement of comprehensive loss.

Long-Lived Assets, including Goodwill and Acquired Intangibles

The Company evaluates the recoverability of property and equipment and finite lived intangible assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. For all periods presented, including the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited) the Company recorded no impairment charges.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. The Company performs a goodwill impairment test annually on December 31 and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. The Company has concluded that its business operations as a whole comprise one reporting unit. The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and determine whether further action is needed. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. For all periods presented, including the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited), the Company recorded no impairment charges.

Acquired intangibles consist of acquired technology and customer relationships associated with various acquisitions. Acquired technology is amortized over its estimated useful life on a straight-line basis within cost of revenue. Customer relationships acquired are amortized on a straight-line basis over their estimated useful lives within operating expenses. The Company evaluates the remaining estimated useful life of its intangible assets being amortized on an ongoing basis to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Accounts Payable

Accounts payable represents the amounts owed to third-party couriers for deliveries and to restaurants for food orders.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The Company adopted ASC 842, Leases (“ASC 842”), on January 1, 2019, and elected the optional transition method to apply the transition provisions from the effective date of adoption, which requires the Company to report the cumulative effect of the adoption of the standard on the date of adoption with no changes to the prior period balances. Pursuant to the practical expedients, the Company has elected not to reassess: (i) whether expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, or (iii) initial direct costs for any existing leases. Additionally, the Company has lease agreements with lease and non-lease components, which are accounted for separately. As of January 1, 2019 (unaudited), the Company recognized $0.4 million of operating lease right-of-use lease assets, $0.3 million of current operating lease liabilities and $0.2 million of non-current operating lease liabilities on its combined balance sheet.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets held. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company intends to adopt this guidance effective January 1, 2020. The Company does not believe that the new guidance will not have a material impact on its combined financial statements and related disclosures. The Company will continue to monitor this initial evaluation through the adoption date and therefore this preliminary conclusion may change.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The new guidance eliminates the requirement to calculate the implied fair value of goodwill assuming a hypothetical purchase price allocation (i.e., Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value, not to exceed the carrying amount of goodwill. This standard should be adopted when the Company performs its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The amendments should be applied on a prospective basis. The Company intends to adopt this guidance effective with its 2019 annual goodwill impairment test. The Company does not expect the adoption of this guidance to have a material impact on the combined financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, which will remove, modify, and add disclosure requirements for fair value measurements to improve the overall usefulness of such disclosures. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any removed or modified disclosure requirements. Transition is on a prospective basis for the new and modified disclosures, and on a retrospective basis for disclosures that have been eliminated. The Company currently does not intend to early adopt any portion of this disclosure guidance. The Company is currently evaluating the impact this guidance may have on the combined financial statements and related disclosures.

3. Revenue

For the year ended December 31, 2018 and the nine months ended September 30, 2019 (unaudited), the revenue recognized from contracts with customers was $70.7 million and $77.4 million, respectively. Impairment losses arising from contracts with customers were not significant for the year ended December 31, 2018 and the nine months ended September 30, 2019 (unaudited).

The deferred revenue balances, which have been included in other current liabilities and other non-current liabilities, as appropriate, were as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2019 (Unaudited)
	2017	2018
Deferred revenue, beginning of the period	$117	$299	$613
Deferred revenue, end of the period	299	613	770
Revenue recognized in the period from amounts included in deferred revenue at the beginning of the period	$117	$299	$613

4. Property and Equipment, Net

The following is a summary of property and equipment, less accumulated depreciation and amortization (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Computer equipment	$19	$25	$25
Capitalized software	1,128	2,435	2,895
Office furniture and equipment	39	40	39

Total	1,186	2,500	2,959
Less: Accumulated depreciation and amortization	(667)	(1,261)	(2,034)

Property and equipment, net	$519	$1,239	$925

Depreciation and amortization expense on property and equipment was $0.5 million and $0.6 million for the years ended December 31, 2017 and 2018, respectively. Depreciation and amortization expense on property and equipment was $0.4 million and $0.8 million for the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited), respectively.

5. Acquisitions

In April 2018, the Company acquired Zesty, a food catering business for $13.7 million. The acquisition of Zesty enabled the Company to expand its operations to include corporate catering activities. The acquisition of Zesty included deferred purchase consideration of $3.9 million which has been included in other non-current liabilities.

This acquisition was treated as a business combination and the Company recognized $4.3 million in fair value of intangible assets. The goodwill arising from this acquisition was $7.8 million, representing potential synergies to be derived from integrating the acquired business with Caviar. The goodwill arising from this acquisition is not deductible for tax purposes.

In 2017, the Company acquired Entrees On-Trays, a restaurant delivery service for $1.7 million and Order Ahead, a mobile food ordering and payments company for $2.6 million. At December 31, 2017, there was $1.9 million of deferred consideration included in other current liabilities outstanding.

These acquisitions were treated as business combinations and the Company recognized $2.7 million in fair value of intangible assets. The goodwill arising from these acquisitions was $1.2 million, representing potential synergies to be derived from integrating the acquired business with Caviar. The goodwill arising from these acquisitions is not deductible for tax purposes.

Pro forma financial information has not been presented for any of these acquisitions as the impact to the Company’s combined financial statements for all periods presented was not material.

6. Goodwill

The change in carrying value of goodwill in the period was as follows (in thousands):

Balance at December 31, 2016	$28,503

Acquisitions completed during the year ended December 31, 2017	1,155

Balance at December 31, 2017	29,658
Acquisitions completed during the year ended December 31, 2018	7,791

Balance at December 31, 2018	$37,449

Acquisitions completed during the nine months ended September 30, 2019 (Unaudited)	—

Balance as of September 30, 2019 (Unaudited)	$37,449

The Company performed its annual goodwill impairment test as of December 31, 2017 and 2018, respectively. The Company determined that the business operations as a whole is represented by a single reporting unit and through qualitative analysis concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount. As a result, the two-step goodwill impairment test was not required, and no impairments of goodwill were recognized during the years ended December 31, 2017 and 2018. During the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited), the Company did not record any impairments of goodwill.

7. Acquired Intangible Assets

The Company entered into various transactions accounted for as business combinations during the years ended December 31, 2017 and 2018, that involved the acquisition of intangible assets. During the nine months ended September 30, 2019 (unaudited), the Company did not make any acquisitions.

The following table presents the detail of acquired intangible assets as of the periods presented (in thousands):

	Balance at December 31, 2017
	Cost	Accumulated Amortization	Net
Customer Assets	$8,974	$(3,194)	$5,780

Total	$8,974	$(3,194)	$5,780

	Balance at December 31, 2018
	Cost	Accumulated Authorization	Net
Technology Assets	$241	$(84)	$157
Customer Assets	13,064	(4,647)	8,417

Total	$13,305	$(4,731)	$8,574

	Balance at September 30, 2019 (Unaudited)
	Cost	Accumulated Authorization	Net
Technology Assets	$241	$(171)	$70
Customer Assets	13,064	(5,846)	7,218

Total	$13,305	$(6,017)	$7,288

The weighted-average amortization periods for acquired technology and customer intangible assets, are approximately 2 years and 9 years, respectively.

All intangible assets are amortized over their estimated useful lives. The changes to the carrying value of intangible assets were as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2019 (Unaudited)
	2017	2018
Acquired intangible assets, net, beginning of the period	$4,574	$5,780	$8,574
Acquisitions	2,657	4,331	—
Amortization expense	(1,451)	(1,537)	(1,286)

Acquired intangible assets, net, end of the period	$5,780	$8,574	$7,288

The total estimated annual future amortization expense of these intangible assets as of September 30, 2019 (unaudited), is as follows (in thousands):

2019 (remaining 3 months)	$364
2020	1,504
2021	1,279
2022	1,037
2023	625
Thereafter	2,479

Total	$7,288

8. Other Combined Balance Sheet Components (Current)

Accounts Receivable, net

The following table presents the detail of accounts receivable, net (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Trade Accounts Receivable—Net	$681	$2,357	$4,315
Payment Processing Receivable—Net	2,154	3,042	4,787

Total	$2,835	$5,399	$9,102

Other Current Assets

The following table presents the detail of other current assets (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Prepaid expenses	$1,008	$1,691	$430
Other	559	483	117

Total	$1,567	$2,174	$547

Accounts Payable

The following table presents the detail of accounts payable (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Trade accounts payable	$577	$1,485	$510
Merchant delivery payable	6,776	10,404	13,418
Delivery fee payable	934	3,010	3,013

Total	$8,287	$14,899	$16,941

Accrued Expenses

The following table presents the detail of accrued expenses (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Accrued litigation	$1,371	$890	$576
Accrued marketing	491	769	1,500
Accrued bonus	60	112	—
Accrued sales commission	25	64	245
Accrued cost of sales	144	105	417
Other accrued liabilities	2,183	624	1,413

Total	$4,274	$2,564	$4,151

Other Current Liabilities

The following table presents the detail of other current liabilities (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Deferred revenue, current	$299	$613	$770
Lease liability, current	—	—	552
Other	1,871	41	3

Total	$2,170	$654	$1,325

9. Other Combined Balance Sheet Components (Non-Current)

Other Non-Current Liabilities

The following table presents the detail of other non-current liabilities (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Deferred purchase consideration	$—	$3,900	$3,900
Other	664	668	913

Total	$664	$4,568	$4,813

10. Income Taxes

The operating results of the Company are included in the income tax returns of Parent. The Company accounts for income taxes under the separate return method. Under this approach, the Company allocates current and deferred taxes to each entity as if it were a separate taxpayer. In that situation, the sum of the amounts allocated to individual entities may not equal the consolidated amount of Parent. The Company’s pre-tax operating results include any transactions with its Parent as if it were an unrelated party.

The components of the provision for income taxes were as follows (in thousands):

	December 31,
	2017	2018
Current:
Federal	$—	$—
State	50	53

Total current provision for income taxes	50	53

Deferred:
Federal	2	15
State	—	—

Total deferred provision for income taxes	2	15
Total provision for income taxes	$52	$68

The tax effects of temporary differences and related deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforwards	$27,709	$54,137
Intangibles	1,171	1,277
Deferred revenue	90	181
Reserves	200	192
R&D credits	3,863	7,063
Share-based compensation	2,976	2,315

Total deferred tax assets	36,009	65,165

Valuation allowance	(35,862)	(64,820)

Total deferred tax assets, net of valuation allowance	147	345

Deferred tax liabilities:
Property, equipment and intangible assets	(149)	(361)

Total deferred tax liabilities	(149)	(361)

Net Deferred tax assets/(liabilities)	$(2)	$(16)

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“2017 Tax Act”). The 2017 Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 34% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) in part eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain unrepatriated earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

In connection with the Company’s analysis of the impact of the 2017 Tax Act, it recorded no tax benefit or expense for each of the years ended December 31, 2017 and 2018. The 2017 Tax Act reduces the corporate tax rate to 21%, effective January 1, 2018. Consequently, the Company recorded a $12.1 million decrease to its U.S. federal and state deferred tax assets, with an offset to the valuation allowance, for the year ended December 31, 2017 and recorded no change to its U.S. federal and state deferred tax assets for the year ended December 31, 2018. The Company has recognized the tax impacts related to revaluation of deferred tax assets, offset by the valuation allowance, and included these amounts in its combined financial statements for the year ended December 31, 2017.

The Company recorded an income tax expense of $51 thousand for each of the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited). The income tax expense recorded for these periods (unaudited) was primarily due to state income tax expense.

The Company’s effective tax rate was 0% for each of the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited). The difference between the effective tax rate and the federal statutory tax rate for these periods (unaudited) primarily relates to losses in the U.S. for which no benefit can be taken.

The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, valuation allowances against deferred tax assets, the recognition and de-recognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

Realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain. As of September 30, 2019 (unaudited), the Company retains a full valuation allowance on its deferred tax assets. The realization of the Company’s deferred tax assets depends primarily on its ability to generate taxable income in future periods. The amount of deferred tax assets considered realizable in future periods may change as management continues to reassess the underlying factors it uses in estimating future taxable income.

The valuation allowance increased by $21.4 million, and $29.0 million during the years ended December 31, 2017, and 2018, respectively.

As of December 31, 2018, the Company had $182.1 million of federal, and $250.1 million of state net operating loss carryforwards, which will begin to expire in 2030 for federal and 2030 for state tax purposes.

As of December 31, 2018, the Company had $6.0 million of federal, and $3.6 million of state research credit carryforwards. The federal credit carryforward will begin to expire in 2031, and the state credit carryforward has no expiration date.

Utilization of the net operating loss carryforwards and credits may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before they are able to be utilized. The Company does not expect any previous ownership changes, as defined under Section 382 and 383 of the Internal Revenue Code, to result in a limitation that will reduce the total amount of net operating loss carryforwards and credits that can be utilized.

As of December 31, 2018, the unrecognized tax benefit was $2.2 million, none of which would impact the annual effective tax rate if recognized and the remainder of which would result in a corresponding adjustment to the valuation allowance.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2018, there were no significant accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxation in the United States and various state jurisdictions. The Company is currently under examination in California for tax years 2013 and 2014. The Company’s various tax years starting with 2009 to 2017 remain open in various taxing jurisdictions.

11. Stockholders’ Equity

Release of Caviar Shares Held Back

In 2014, in conjunction with Parent’s acquisition of Caviar, 1,291,979 shares of the purchase consideration issuable by Parent were withheld for indemnification purposes. Through December 31,

2017, Parent recorded cumulative expense of $2.7 million related to various claims associated with Caviar. In April 2018, Parent reached an agreement with the former owners of Caviar whereby 822,085 of the shares held back were released to the former owners and 469,894 shares were forfeited back to Parent as indemnification against liabilities related to Caviar pre-acquisition matters.

Upon reaching the agreement, Parent recorded an indemnification asset of $2.7 million with an offset credit recorded in general and administrative operating expenses in the combined statement of comprehensive loss. Upon receipt of the shares, the indemnification asset was offset against equity.

Company Share-Based Compensation

The Company has no share-based compensation plans; however certain employees of the Company participate in Parent’s plans. The expense in the accompanying combined statement of comprehensive loss includes the expense associated with the Company’s employees who participate in Parent’s share-based compensation plans and an allocation of share compensation expense for certain corporate employees of Parent who spend some portion of their time supporting the Company’s activities.

The following table summarizes the effects of share-based compensation on the Company’s combined statement of comprehensive loss (in thousands):

	December 31,		September 30, 2019 (Unaudited)
	2017	2018
Product development	$6,336	$5,586	$7,754
Sales and marketing	479	794	970
General and administrative	4,032	5,124	3,975

Total	$10,847	$11,504	$12,699

The Company capitalized $0.2 million and $0.8 million of share-based compensation expense related to capitalized software during the years ended December 31, 2017 and 2018, respectively. The Company capitalized $0.6 million and $0.1 million, of share-based compensation expense related to capitalized software during the nine months ended September 30, 2018 (unaudited) and 2019 (unaudited), respectively.

Parent Stock Plans

Parent maintains two share-based employee compensation plans: the 2009 Stock Plan (“2009 Plan”) and the 2015 Equity Incentive Plan (“2015 Plan”). The 2015 Plan serves as the successor to the 2009 Plan. The 2015 Plan became effective as of November 17, 2015. Outstanding awards under the 2009 Plan continue to be subject to the terms and conditions of the 2009 Plan. Effective November 17, 2015, no additional awards will be granted under the 2009 Plan.

The total weighted-average grant-date fair value of options granted by Parent was $5.97 and $16.25 per share for the years ended December 31, 2017 and 2018, respectively.

The total weighted-average exercise price of options outstanding was $8.67 and $8.63 per share for the years ended December 31, 2017 and 2018, respectively. The total weighted-average exercise price of options outstanding was $9.40 per share for the nine months ended September 30, 2019 (unaudited).

Parent Restricted Stock Activity

Parent issues RSAs and RSUs under the 2015 Plan, which typically vest over a term of four years.

The total weighted-average grant-date fair value of RSAs and RSUs granted by Parent was $21.21 and $54.43 per share for the years ended December 31, 2017 and 2018, respectively. The total weighted-average grant-date fair value of RSAs and RSUs granted by Parent was $73.29 per share for the nine months ended September 30, 2019 (unaudited).

The total weighted-average grant-date fair value of unvested RSAs and RSUs granted by Parent was $17.84 and $31.34 share for the years ended December 31, 2017 and 2018, respectively. The total weighted-average grant-date fair value of unvested RSAs and RSUs granted by Parent was $46.82 share for the nine months ended September 30, 2019 (unaudited).

Parent Employee Stock Purchase Plan

On November 17, 2015, Parent’s 2015 Employee Stock Purchase Plan (ESPP) became effective. The ESPP allows eligible employees to purchase shares of Parent’s common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The ESPP provides for 12-month offering periods. The offering periods are scheduled to start on the first trading day on or after May 15 and November 15 of each year, except for the first offering period, which commenced on November 19, 2015 and ended on November 15, 2016. Each offering period includes two purchase periods, which begin on the first trading day on or after November 15 and May 15 and ending on the last trading day on or before May 15 and November 15, respectively. Employees are able to purchase shares at 85% of the lower of the fair market value of Parent’s common stock on the first trading day of the offering period or the last trading day of the purchase period. The number of shares available for sale under the ESPP will be increased annually on the first day of each fiscal year, equal to the least of (i) 8,400,000 shares, (ii) 1% of the outstanding shares of Parent’s common stock as of the last day of the immediately preceding fiscal year, or (iii) such other amount as determined by the administrator.

12. Commitments and Contingencies

Litigation

The Company has been a party to, is currently a party to, and may in the future be involved in, various litigation matters (including intellectual property litigation).

Parent was involved in a class action lawsuit concerning independent contractors in connection with the Caviar business. On March 19, 2015, Jeffry Levin, on behalf of a putative nationwide class, filed a lawsuit in the United States District Court for the Northern District of California against Parent’s wholly owned subsidiary, Caviar, Inc., which, as amended, alleged that Caviar misclassified Mr. Levin and other similarly situated couriers as independent contractors and, in doing so, violated various provisions of the California Labor Code and California Business and Professions Code by requiring them to pay various business expenses that should have been borne by Caviar. The Court compelled arbitration of Mr. Levin’s individual claims on November 16, 2015 and dismissed the lawsuit in its entirety with prejudice on May 2, 2016. On June 1, 2016, Mr. Levin filed a Notice of Appeal of the Court’s order compelling arbitration with the United States Court of Appeals for the Ninth Circuit. Mr. Levin filed his opening appellate brief regarding the order compelling arbitration of his individual claims on October 7, 2016. Parent filed its answering brief on December 7, 2016, and Mr. Levin filed his reply on December 21, 2016. No hearing date was set. Mr. Levin also sought an award of penalties pursuant to the Labor Code Private Attorneys General Act of 2004 (PAGA). The parties stipulated that Mr. Levin would no longer pursue this PAGA claim but that it may instead be pursued by a different courier. Subsequently, couriers Nadezhda Rosen and La’Dell Brewster filed a new PAGA-only claim in the Superior Court of the State of California for the County of San Francisco (Superior Court) on November 7, 2016. Plaintiffs claimed that Caviar misclassified its couriers as independent contractors resulting in numerous violations of the California Labor Code, pursuant to which plaintiffs sought statutory penalties for those violations. In February 2017, Parent participated in a mediation with the parties in these Caviar misclassification suits to explore resolution of the matters at hand. After continued negotiation, the parties reached a global settlement of these suits, which has been confirmed. As a result, the Levin and Rosen lawsuits were dismissed with prejudice in their respective courts on January 24, 2018 and January 18, 2018, respectively.

On May 14, 2018, Joshua Woodle, on behalf of a class of couriers who have delivered with Caviar in California, filed a lawsuit in San Francisco County Superior Court against the Company doing business as Caviar, which alleges that Caviar misclassified Mr. Woodle and other similarly situated couriers as independent contractors and, in doing so, violated various provisions of the California Labor Code and California Business and Professions Code. Plaintiffs seek damages and injunctive relief. The Court compelled arbitration of Mr. Woodle’s arbitrable claims on November 5, 2018. On August 24, 2018, Mervyn Cole, on behalf of the State of California and similarly situated couriers who have delivered with Caviar in California filed a lawsuit in Los Angeles County Superior Court against the Company doing business as Caviar. The complaint alleges that Caviar misclassified Mr. Cole and other similarly situated couriers as independent contractors and, in doing so, violated certain provisions of the California Labor Code. The action is being brought as a representative action under the Private Attorneys General Act (“PAGA”). Plaintiffs seek civil penalties and injunctive relief. Given the early stage of these proceedings, it is not yet possible to reliably determine the potential liability that could result from these matters.

On March 27, 2019, current Zesty Catering Captain Amy Pfeifer filed a representative PAGA action against the Company and InSync Staffing, Inc. on behalf of herself and “similarly-aggrieved employees” in California alleging Labor Code violations relating to overtime, meal and rest breaks, expense reimbursement, failure to timely pay final wages, and inaccurate wage statements. The Complaint does not allege a class action. A mediation involving all the parties was held on October 22, 2019. As of October 28, 2019 (unaudited), the parties subsequently executed a term sheet in order to fully resolve all claims in the complaint. Because this is a PAGA complaint, any proposed settlement must be approved by the Court.

On January 22, 2016, Spencer Janssen, filed a putative class action lawsuit (San Francisco County Superior Court, Civil Action No. CGC-16-549980) against the Company alleging claims under the California Legal Remedies Act and the California Unfair Competition Law. Plaintiff was seeking to certify a class of all California customers of trycaviar.com from approximately January 2013 through August 2015, and he alleged that the Company and its alleged d/b/a, Caviar, misled customers by labeling a mandatory 18% charge as a “gratuity” and not passing the “gratuity” on to Caviar’s delivery drivers. With the assistance of Judge Infante, the parties reached a mediated settlement. The Court entered the Final Approval Order and Judgment on September 26, 2018, for which the Company subsequently complied.

The Company does not believe, at this time, that any ultimate liability resulting from any of these matters will have a material adverse effect on the Company’s results of operations, financial position, or liquidity. However, the Company cannot give any assurance regarding the ultimate outcome of these matters and their ultimate resolution could be material to the Company’s operating results for any particular period.

In addition, from time to time, the Company may be subject to various other litigation matters and disputes arising in connection with its business. The Company cannot at this time fairly estimate a reasonable range of exposure, if any, of the potential liability with respect to these other matters. While the Company does not believe, at this time, that any ultimate liability resulting from any of these other matters will have a material adverse effect on the Company’s results of operations, financial position, or liquidity, the Company cannot give any assurance regarding the ultimate outcome of these other matters, and their resolution could be material to the Company’s operating results for any particular period.

13. Related Party Transactions

The Company has historically operated as part of Parent and not as a stand-alone company. Accordingly, Parent has allocated certain shared costs to the Company that are reflected as expenses in these combined financial statements. Management considers the allocation methodologies used by Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future.

Certain corporate overhead and shared expenses incurred by Parent and its subsidiaries have been allocated to the Company and are reflected in the combined statement of comprehensive loss. These amounts include, but are not limited to, items such as general management and executive oversight, costs to develop and support Parent information technology infrastructure, facilities, compliance, human resources, marketing and legal functions, financial management and transaction processing, consolidated tax filings and tax planning, Parent benefit plan administration, risk management and consolidated treasury services; insurance programs Parent administers on behalf of the Company, including medical insurance programs, workers compensation, property, automobile, errors and omissions, general, and directors’ and officers’ liability insurance; certain employee benefits and incentives, and share-based compensation administration. These costs are allocated using methodologies that management believes are reasonable for the item being allocated. Allocation methodologies include the Company’s relative share of revenue, headcount, or processing volume as a percentage of Parent’s total.

14. Subsequent Events

The Company has evaluated and recognized or disclosed subsequent events, as appropriate, through September 18, 2019, the date the combined financial statements as of and for the year ended December 31, 2018 were originally issued, and has evaluated for disclosure additional subsequent events occurring after such date through October 28, 2019, which is the date these unaudited combined financial statements were available to be issued.

On July 31, 2019, Parent entered into a definitive agreement to sell the Caviar business to DoorDash. The definitive agreement was publicly announced on August 1, 2019. Regulatory review and approval was received and the transaction closed on October 31, 2019 (unaudited).

DoorDash, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 is presented to give effect to DoorDash, Inc.’s (“DoorDash”, or the “Company”) acquisition of Square, Inc.’s (“Square”) marketplace focused on facilitating deliveries from premium restaurants, Caviar (“Caviar”), on October 31, 2019 for $311 million in cash and 2,635,780 shares of the Company’s Series G redeemable convertible preferred stock (the “Acquisition”).

The unaudited pro forma condensed combined statement of operations has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of operations was prepared based on the historical consolidated statements of operations of DoorDash and the historical combined statements of operations of Caviar, after giving effect to the Acquisition using the acquisition method of accounting, and after applying the assumptions, reclassifications, and adjustments described in the accompanying notes. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2019 combines the historical consolidated statements of operations of DoorDash for the year ended December 31, 2019 and of Caviar for the period January 1, 2019 through October 31, 2019 and assumes the Acquisition occurred on January 1, 2019, the first day of DoorDash’s most recently completed fiscal year. The Acquisition of Caviar has been reflected in the Company’s historical audited consolidated balance sheet as of December 31, 2019 and therefore, no unaudited pro forma condensed combined balance sheet has been presented herein.

The unaudited pro forma condensed combined statement of operations is based on and should be read in conjunction with DoorDash’s and Caviar’s historical financial statements referenced below:

•	DoorDash’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2019, included elsewhere in this prospectus; and

•	Caviar’s unaudited combined financial statements and related notes thereto as of and for the nine months ended September 30, 2019, included elsewhere in this prospectus.

The pro forma adjustments reflected in the unaudited pro forma condensed combined statement of operations are based on events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma adjustments are based upon currently available information and certain assumptions that the Company believes are reasonable.

The unaudited pro forma condensed combined statement of operations is presented for informational purposes only and is not necessarily indicative of the Company’s results of operations that would have occurred had the events been consummated as of the dates indicated, nor is it meant to be indicative of future results of operations for any future period or as of any future date.

The unaudited pro forma condensed combined statement of operations does not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings, or operating synergies that may result from the Acquisition. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined statement of operations.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2019

(in millions, except share amounts which are reflected in thousands, and per share data)

	DoorDash Historical	Caviar As Adjusted (Note 3)	Pro Forma Adjustments (Note 5)			DoorDash Pro Forma Combined
Revenue	$885	$86	$—			$971
Costs and expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	523	55	—			578
Sales and marketing	594	20	—			614
Research and development	107	12	—			119
General and administrative	245	40	(5)	(a	)	280
Depreciation and amortization	32	2	31	(b	)	65

Total costs and expenses	1,501	129	26			1,656
Loss from operations	(616)	(43)	(26)			(685)
Interest income	18	—	—			18
Interest expense	—	—	—			—
Other expense, net	(68)	—	—			(68)

Loss before income taxes	(666)	(43)	(26)			(735)
Provision for income taxes	1	—	1	(c	)	2

Net loss	$(667)	$(43)	$(27)			$(737)
Deemed dividend to preferred stockholders	(1)	—	—	(d	)	(1)

Net loss attributable to common stockholders	$(668)	$(43)	$(27)			$(738)

Net loss per share attributable to common stockholders, basic and diluted	$(15.44)					$(17.06)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	43,252					43,252

The accompanying notes are an integral part of this unaudited pro forma condensed combined statement of operations.

DoorDash, Inc.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

1. Description of the Acquisition

On October 31, 2019 (the “Closing Date”), the Company completed the acquisition of Caviar pursuant to the terms and conditions of the Asset Purchase Agreement, dated as of July 31, 2019. The unaudited pro forma condensed combined statement of operations has been prepared to illustrate the pro forma effects of the Acquisition.

2. Basis of Presentation

The unaudited pro forma condensed combined statement of operations was prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires use of the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

ASC 805 requires the determination of the accounting acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree, and the measurement of goodwill. DoorDash has been identified as the acquirer for accounting purposes based on the facts and circumstances specific to the Acquisition. As a result, DoorDash has recorded the business combination in its financial statements and applied the acquisition method to account for the acquired assets and liabilities of Caviar. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the consideration transferred over the aggregate fair value of the identifiable assets acquired and liabilities assumed. Goodwill is attributable to the assembled workforce and synergies from the future growth and strategic advantages in the food delivery industry.

3. Conforming Accounting Policies and Reclassifications

During the preparation of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019, management reviewed the historical accounting policies of Caviar to determine if differences in financial statement presentation or accounting policies required adjustment or reclassification for the period presented. The Company identified certain reclassifications that were necessary to conform Caviar’s historical combined statement of operations presentation to that of the Company. There were no material differences in accounting policies requiring adjustment. As a result, management made the following adjustments to align Caviar’s historical statement of operations presentation to that of DoorDash (in millions):

	Historical Caviar
	For the Nine Months Ended September 30, 2019	For the Period October 1, 2019 to October 31, 2019	Adjustments to Conform Presentation		Caviar As Adjusted
Revenue	$77	$9	$—		$86
Cost of revenue	40	5	(45)	(i)	$—
Cost of revenue, exclusive of depreciation and amortization shown separately below*	—	—	55	(i), (ii)	55
Product development	21	1	(22)	(ii),(iii),(iv)	—
Sales and marketing*	18	2			20
Research and development*	—	—	12	(iii)	12
General and administrative*	38	4	(2)	(ii),(iv)	40
Depreciation and amortization*	—	—	2	(iv)	2

Loss before income taxes	(40)	(3)	—		(43)

Provisions for income taxes	—	—	—		—

Net loss	$(40)	$(3)	$—		$(43)

*	Denotes financial statement line items on the historical financial statements of DoorDash
i)

To reclassify $45 million in expenses from the cost of revenue line item in the Caviar combined statement of operations to the cost of revenue, exclusive of depreciation and amortization line item in order to conform to the Company’s presentation.

ii)

To reclassify $9 million in expenses from the product development line item and $1 million in expenses from the general and administrative line item in the Caviar combined statement of operations to the cost of revenue, exclusive of depreciation and amortization line item in order to conform to the Company’s presentation.

iii)

To reclassify $12 million in expenses from the product development line item in the Caviar combined statement of operations to the research and development line item in order to conform to the Company’s presentation.

iv)

To reclassify $1 million in expenses from the product development line item and $1 million in expenses from the general and administrative line item in the Caviar combined statement of operations to the depreciation and amortization line item in order to conform to the Company’s presentation.

4. Purchase Price Allocation

The following summarizes the calculation of consideration transferred as of the Closing Date (in millions, except share amounts which are reflected in thousands, and per share data):

October 31, 2019
Cash consideration	$311
Issuance of DoorDash Series G redeemable convertible preferred stock:
Number of Series G redeemable convertible preferred shares issued	2,636
Fair value per share	$37.93942

Fair value of DoorDash Series G redeemable convertible preferred stock issued	100

Total purchase consideration	$411

The following summarizes the preliminary purchase price allocation as of the Closing Date (in millions):

October 31, 2019
Prepaid expenses and other current assets	$4
Intangible assets:
Existing technology	45
Vendor relationships	45
Courier relationships	1
Customer relationships	9
Trade name and trademarks	6
Goodwill	305
Total assets acquired	415

Accrued expenses and other current liabilities	3
Other liabilities	1

Total liabilities assumed	4

Net assets acquired, including goodwill	$411

5. Pro Forma Adjustments

a)

Transaction costs—To record the elimination of $5 million in transaction costs directly related to the Acquisition that are reflected in the historical consolidated statements of operations for the Company for the year ended December 31, 2019. There were no transaction costs to be eliminated from the historical combined statement of operations of Caviar.

b)

Depreciation and amortization expense—To record the assumed increase in depreciation and amortization expense based on preliminary estimates of the fair value of Caviar’s acquired property and equipment and intangible assets. The assumed incremental depreciation and amortization expense is calculated as follows (in millions):

	Estimated Fair Value	Estimated Useful Life (in Years)	Depreciation and Amortization Expense for the 10 Months Ended October 31, 2019
Existing technology	$45	1.5	$25
Vendor relationships	45	13.0	3
Courier relationships	1	1.5	1
Customer relationships	9	3.0	2
Trade name and trademarks	6	3.0	2
New depreciation and amortization expense			$33
Eliminate historical Caviar depreciation and amortization expense			(2)

Pro forma depreciation and amortization adjustment			$31

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill and annual amortization expense of $4 million, assuming an overall weighted-average useful life of 6.6 years. A change in the valuation of property and equipment of 10% would not have a material impact on goodwill or annual depreciation expense.

c)

Provision for income taxes—To record estimated tax expense of $1 million related to tax deductible goodwill for the year ended December 31, 2019. Due to the Company’s accumulated net operating losses, the pro forma tax expense adjustment is comprised solely of deferred tax expense related to tax deductible goodwill for which the Company assumed a blended statutory tax rate of 23.00%. Aside from the deferred tax impact of tax deductible goodwill, the assumed statutory rate for purposes of the unaudited pro forma condensed combined statement of operations is zero.

d)	Net loss attributable to common stockholders—To reflect the assumed impact of the unaudited pro forma adjustments to net loss per share attributable to common stockholders, basic and diluted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount to be Paid
SEC registration fee	$342,029
FINRA filing fee	225,500
Exchange listing fee	340,389
Printing and engraving expenses	1,344,687
Legal fees and expenses	1,533,968
Accounting fees and expenses	8,643,078
Transfer agent and registrar fees	5,000
Miscellaneous expenses	5,565,349

Total	$18,000,000

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we have adopted amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification of the underwriters by us for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2017, we have issued the following unregistered securities:

Preferred Stock Issuances

In March 2018, we issued an aggregate of 6,304,480 shares of our Series D redeemable convertible preferred stock. From March 2018 through May 2018, we sold an aggregate of 86,255,750 shares of our

Series D redeemable convertible preferred stock at a purchase price of $5.50688 per share, for an aggregate purchase price of $475,000,060. Additionally, in May 2018, we issued 5,447,730 shares of Series D redeemable convertible preferred stock upon conversion of convertible notes at a purchase price of $5.50688 per share for an aggregate purchase price of $30,000,000.

In August 2018, we sold an aggregate of 18,055,210 shares of our Series E redeemable convertible preferred stock to eight accredited investors at a purchase price of $13.84642 per share, for an aggregate purchase price of $250,000,021.

From February 2019 through May 2019, we sold an aggregate of 18,185,985 shares of our Series F redeemable convertible preferred stock to 13 accredited investors at a purchase price of $22.4751 per share, for an aggregate purchase price of $408,731,832.

From May 2019 through November 2019, we sold an aggregate of 18,529,540 shares of our Series G redeemable convertible preferred stock to 36 accredited investors at a purchase price of $37.93942 per share, for an aggregate purchase price of $703,000,001.

In June 2020, we sold an aggregate of 8,321,395 shares of our Series H redeemable convertible preferred stock to ten accredited investors at a purchase price of $45.9062 per share, for an aggregate purchase price of $382,003,624.

Option and RSU Issuances

From January 1, 2017 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 31,545,705 shares of our Class A common stock under our equity compensation plans at exercise prices ranging from $1.45 to $17.57 per share.

From January 1, 2017 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of 35,394,545 RSUs to be settled in shares of our Class A common stock (net of RSUs issued in connection with acquisitions discussed below).

Warrants

In November 2020, a warrant to purchase 105,330 shares of our Class A common stock was exercised at an exercise price of $1.492 per share, for an aggregate exercise price of $157,153.

Securities Issued in Connection with Acquisitions

From January 1, 2017 through the date of this registration statement, we issued an aggregate of 105,000 shares of our Class A common stock and 2,635,780 shares of our Series G redeemable convertible preferred stock in connection with our acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers or stockholders of such companies.

Convertible Note Issuances

In February 2020, we issued convertible notes in the aggregate principal amount of $340 million to four accredited investors.

None of the foregoing transactions involved any underwriters, underwriting discounts, or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1#	Form of Underwriting Agreement.

2.1#	Asset Purchase Agreement among the registrant, Square, Inc., and Alpine Acquisition Sub, LLC, dated as of July 31, 2019.

3.1#	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2#	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.3#	Bylaws of the registrant, as amended, as currently in effect.

3.4#	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1#	Form of Class A common stock certificate of the registrant.

4.2#	Seventh Amended and Restated Investors’ Rights Agreement among the registrant and certain holders of its capital stock, dated as of June 17, 2020.

4.3#	Warrant to Purchase Common Stock between the registrant and Riviera Investment Partners LLC, dated as of October 17, 2015.

5.1#	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+#	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+#	DoorDash, Inc. 2020 Equity Incentive Plan and related form agreements.

10.3+#	DoorDash, Inc. 2020 Employee Stock Purchase Plan and related form agreements.

10.4+#	DoorDash, Inc. 2014 Stock Plan, as amended, and related form agreements.

10.5+#	Executive Change in Control and Severance Plan.

10.6+#	Executive Incentive Compensation Plan.

10.7+#	Outside Director Compensation and Equity Ownership Policy.

10.8+#	Confirmatory Employment Letter between the registrant and Tony Xu, dated as of October 23, 2020.

10.9+#	Confirmatory Employment Letter between the registrant and Christopher Payne, dated as of October 23, 2020.

10.10+#	Confirmatory Employment Letter between the registrant and Prabir Adarkar, dated as of October 23, 2020.

10.11+#	Confirmatory Employment Letter between the registrant and Keith Yandell, dated as of October 23, 2020.

10.12+#	Offer Letter between the registrant and Shona Brown, effective as of June 30, 2019.

10.13+#	Offer Letter between the registrant and Maria Renz, effective as of September 11, 2020.

10.14+#	DoorDash, Inc. 2014 Stock Plan Restricted Unit Agreement between the registrant and Tony Xu, dated as of November 24, 2020.

10.15#	Form of Exchange Agreement among the registrant, each of Tony Xu, Andy Fang, and Stanley Tang, and certain related entities.

Exhibit Number	Description

10.16#	Form of Equity Exchange Right Agreement between the registrant and each of Tony Xu, Andy Fang, and Stanley Tang.

10.17#	Amended and Restated Revolving Credit and Guaranty Agreement among the registrant, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A. as administrative agent, dated as of August 7, 2020.

10.18#	Convertible Note Purchase Agreement among the registrant and the investors party thereto, dated February 19, 2020, as amended on April 29, 2020 and June 29, 2020.

10.19#	Office Lease between the registrant and Kilroy Realty 303, LLC, dated as of October 18, 2018, as amended on July 30, 2019.

21.1#	List of subsidiaries of the registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm as to DoorDash, Inc.

23.2	Consent of KPMG LLP, independent registered public accounting firm as to Caviar.

23.3#	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1#	Power of Attorney (included on page II-7 of the original filing of this registration statement on Form S-1).

#	Previously filed.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 4th day of December, 2020.

DOORDASH, INC.

By:	/s/ Tony Xu
Tony Xu
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tony Xu Tony Xu	Chief Executive Officer and Director (Principal Executive Officer)	December 4, 2020

/s/ Prabir Adarkar Prabir Adarkar	Chief Financial Officer (Principal Financial Officer)	December 4, 2020

/s/ Gordon Lee Gordon Lee	Chief Accounting Officer (Principal Accounting Officer)	December 4, 2020

* Shona Brown	Director	December 4, 2020

* L. John Doerr	Director	December 4, 2020

* Andy Fang	Director	December 4, 2020

* Jeffrey Housenbold	Director	December 4, 2020

* Jeremy Kranz	Director	December 4, 2020

* Alfred Lin	Director	December 4, 2020

* Stanley Meresman	Director	December 4, 2020

Signature	Title	Date

* Maria Renz	Director	December 4, 2020

* Stanley Tang	Director	December 4, 2020

* By:	/s/ Keith Yandell
Keith Yandell
Attorney-in-Fact